Exhibit 99.1

Annual Report

Our Clinical Pipeline

Program / Indication	Phase 1	Phase 2	Phase 3	Launched	Most advanced development stage
Tafasitamab (MOR208)[1]					
L-MIND / Relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL)	●	●	○[2]	●	MONJUVI® tafasitamab-cxix
B-MIND / r/r DLBCL	●	●	●	○	
firstMIND / First-line DLBCL	●	○	○	○	
frontMIND / First-line DLBCL	◍	◍	◍	○	Trial initiation expected H1 2021
inMIND / r/r follicular lymphoma/marginal zone lymphoma	◍	◍	◍	○	Trial initiation expected H1 2021
Felzartamab (MOR202)					
M-PLACE / Anti-PLA2R-positive membranous nephropathy	●	○	○	○	
New-PLACE / Anti-PLA2R-positive membranous nephropathy	●	●	○	○	

● Current status
◍ Expected study

[1] Global Collaboration and License Agreement with Incyte Corporation; co-commercialization in the U.S.; Incyte has exclusive commercialization rights outside the U.S.
[2] Not conducted, as not necessary.

Clinical Programs Developed by Partners (Selection)

Program / Partner / Indication	Phase 1	Phase 2	Phase 3	Launched
Tremfya® (guselkumab) / Janssen/J&J – Psoriasis	●	●	●	●
Felzartamab (MOR202)[1] / I-Mab – Multiple myeloma	●	●	●	○
Otilimab (MOR103/GSK3196165) / GlaxoSmithKline – Rheumatoid arthritis	●	●	●	○
Otilimab (MOR103/GSK3196165) / GlaxoSmithKline – Severe pulmonary COVID-19 related disease	●	●	○	○
Gantenerumab / Roche – Alzheimer's disease	●	●	●	○
Anetumab ravtansine (BAY94-9343) / Bayer – Solid tumors	●	●	○	○
Ianalumab (VAY736) / Novartis – Inflammation	●	●	○	○
MAA868 / Anthos Therapeutics – Atrial fibrillation	●	●	○	○
NOV-8 (CMK389) / Novartis – Pulmonary sarcoidosis	●	●	○	○
NOV-9 (LKA651) / Novartis – Diabetic eye diseases	●	●	○	○
Setrusumab (BPS804) / Mereo/Novartis/Ultragenyx – Brittle bone syndrome	●	●	○	○
Utomilumab (PF-05082566) / Pfizer – Solid tumors	●	●	○	○
Xentuzumab (BI-836845) / BI – Solid tumors	●	●	○	○
NOV-14 (CSJ117) / Novartis – Asthma	●	●	○	○
MOR210[2] / I-Mab – r/r advanced solid tumors	●	○	○	○

[1] Sublicensed to I-Mab for development in China, Hong Kong, Macao and Taiwan.
[2] Sublicensed to I-Mab for development in China, Hong Kong, Macao, Taiwan and South Korea.

Pipeline products are under clinical investigation and there is no guarantee any investigational product will be approved by regulatory authorities.

© MorphoSys, March 2021

Key Figures (IFRS)

MorphoSys Group (in million €, if not stated otherwise)

	12/31/20	12/31/19	12/31/18	12/31/17	12/31/16	12/31/15	12/31/14	12/31/13	12/31/12	12/31/11
Results[1]										
Revenues	327.7	71.8	76.4	66.8	49.7	106.2	64.0	78.0	51.9	82.1
Cost of Sales	9.2	12.1	1.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0
R&D Expenses	141.4	108.4	106.4	113.3	94.0	78.7	56.0	49.2	37.7	55.9
Selling Expenses[2]	107.7	22.7	6.4	4.8	2.4	0	0	0	0	0
G&A Expenses	51.4	36.7	21.9	15.7	13.4	15.1	14.1	18.8	12.1	14.9
Personnel Expenses (Excluding Stock-Based Compensation)	122.9	57.1	39.2	37.1	33.7	32.4	26.7	27.4	24.1	27.7
Capital Expenditure	49.2	3.7	2.5	13.1	2.9	8.8	20.5	5.6	1.8	2.9
Depreciation of Tangible Assets	2.5	2.0	1.8	2.0	1.8	1.5	1.4	1.5	1.7	1.7
Amortization of Intangible Assets	2.2	1.5	1.9	2.1	2.0	1.9	2.7	3.3	3.5	3.8
EBIT	27.4	(107.9)	(59.1)	(67.6)	(59.9)	17.2	(5.9)	9.9	2.5	9.8
Net Profit/(Loss)	97.9	(103.0)	(56.2)	(69.8)	(60.4)	14.9	(3.0)	13.3	1.9	8.2
Net Profit/(Loss) from Discontinued Operations	–	–	–	–	–	–	–	6.0	(0.4)	0.0
Balance Sheet										
Total Assets	1,659.5	496.4	538.8	415.4	463.6	400.1	426.5	447.7	224.3	228.4
Cash and Financial Assets	1,244.0	357.4	454.7	312.2	359.5	298.4	352.8	390.7	135.7	134.4
Intangible Assets	71.0	44.8	47.4	67.8	67.9	79.6	46.0	35.1	35.0	66.0
Total Liabilities	1,038.2	101.7	50.4	56.7	48.1	37.3	77.7	95.5	22.3	31.3
Stockholders' Equity	621.3	394.7	488.4	359.0	415.5	362.7	348.8	352.1	202.0	197.1
Equity Ratio (in %)	37%	80%	91%	86%	90%	91%	82%	79%	90%	86%
MorphoSys Share										
Number of Shares Issued	32,890,046	31,957,958	31,839,572	29,420,785	29,159,770	26,537,682	26,456,834	26,220,882	23,358,228	23,112,167
Group Earnings/(Loss) per Share, Basic and Diluted (in €)	–	(3.26)	(1.79)	(2.41)	(2.28)	0.57	(0.12)	0.54	0.08	0.36
Earnings per Share, Basic (in €)	3.01	–	–	–	–	–	–	–	–	–
Earnings per Share, Diluted (in €)	2.97	–	–	–	–	–	–	–	–	–
Dividend (in €)	–	–	–	–	–	–	–	–	–	–
Share Price (in €)	93.82	126.80	88.95	76.58	48.75	57.65	76.63	55.85	29.30	17.53
Personnel Data										
Total Group Employees (Number[3])	615	426	329	326	345	365	329	299	421	446

[1] Due to the agreement between Bio-Rad and MorphoSys, signed in December 2012, to acquire substantially all of the AbD Serotec segment, for the years 2013, 2012 and 2011, revenues, income and expenses in connection with the transaction are shown in the line item "Net Profit/(Loss) from Discontinued Operations." All other line items consist of amounts from continuing operations.
[2] In 2018, selling expenses were presented for the first time. In order to provide comparative information for the previous year, the figures for 2017 and 2016 have been adjusted accordingly.
[3] 2010 to 2012 including employees from the discontinued operations of AbD Serotec.

See our latest reports online

You can also find our Group's current annual and non-financial reports in both English and German online. Simply go to our website. We look forward to your visit.



20
20

Annual Report
https://reports.morphosys.com/2020



20
20

Non-Financial Report
https://csr.morphosys.com/2020

The Company Group Management Report Financial Statements

Contents Magazine 03 What we stand for 12 Road to Monjuvi The Company 28 Letter to the Shareholders 36 Report of the Supervisory Board 42 Supervisory Board of MorphoSys AG 45 MorphoSys on the Capital Market 49 Non-Financial Group Report Group Management Report 53 Fundamentals of the MorphoSys Group 70 Macroeconomic and Sector-Specific Conditions 71 Analysis of Net Assets, Financial Position and Results of Operations 88 Outlook and Forecast 92 Risk and Opportunity Report 102 Subsequent Events 103 Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Financial Statements 136 Consolidated Statement of Profit or Loss (IFRS) 137 Consolidated Statement of Comprehensive Income (IFRS) 138 Consolidated Balance Sheet (IFRS) 140 Consolidated Statement of Changes in Stockholders’ Equity (IFRS) 142 Consolidated Statement of Cash Flows (IFRS) 144 Notes Additional information 207 Responsibility Statement 208 Independent Auditor’s Report 216 Glossary 218 List of Figures and Tables Annual Report https://reports.morphosys.com/2020 forstandwe What The Company Group Management Report Financial Statements

We are curious, fast and brave. We are scientific experts who want to improve the lives of patients. We rely on our outstanding scientific know-how, our leading antibody technology and novel therapeutic approaches to discover, develop and deliver transformative therapies for people who are impacted by cancer and autoimmune diseases.

Ground breaking—The Company Group Management Report Financial Statements

Trustful We are a reliable partner committed to the highest quality in everything we do. We provide top-quality products and services and are dedicated to excellence and safety in all processes of our value chain. We are fully aware that we bear a great responsibility.

The Company Group Management Report Financial Statements

We firmly believe that advanced antibody-based therapies are a key to treating cancer and autoimmune diseases. We love science, but even more so, we love helping patients who are impacted by these diseases. Every day we come to work driven to make a difference.

Dedicated The Company Group Management Report Financial Statements

The patient in mind

The Company Group Management Report Financial Statements Being able to help patients, give them hope and provide them with the best treatment available is our strongest motivation. Therefore, everything we do, every product, process, contact and service, needs to be of the highest quality to meet patients’ needs.

Magazine Road to Monjuvi 12 The Road to Monjuvi

Road to Monjuvi
Magazine
13
The Company
Group Management Report
Financial Statements

Monjuvi's accelerated U.S. FDA approval marked the transformation of MorphoSys from a research organization to a fully integrated biopharmaceutical company.

Up close, it resembles something like a Y, and its two upper "arms" can do one thing above all else: form a very specific and lasting bond. The antibody. A very particular antibody called tafasitamab (MOR208) is the focus of the next few pages. We invite you to join the MorphoSys team on an accelerated journey spanning ten years. It begins in 2010 with an idea, and thanks to a tremendous amount of dedication, passion, strategic vision, and perseverance – even in the face of unexpected obstacles such as the COVID-19 pandemic – it finally reaches its destination in July 2020 with the accelerated U.S. FDA approval of the drug Monjuvi® (tafasitamab-cxix), which brings a new treatment option to patients in need. In the U.S., where Monjuvi is currently approved, this drug can offer thousands of patients battling with diffuse large B cell lymphoma (DLBCL) the hope for better treatment.

Discover, optimize and produce novel antibodies for use as reagents, diagnostics and therapeutics was the idea that led to MorphoSys' foundation almost 30 years ago. Now with Monjuvi, MorphoSys has brought its first proprietary medicine to patients after ten years of successful development and, as a fully integrated biopharmaceutical company, is now playing a leading role in a key area of medicine.

But let's start from the beginning.

Magazine

Road to Monjuvi

14



In 2010, MorphoSys already had one proprietary compound in clinical development and numerous others in early preclinical stages. But the ambitious biotech company wanted to go beyond this. "We wanted to expand our pipeline even further and develop medicines for patients in need, and were actively looking for a compound with convincing preclinical or first clinical data," explains Barbara Krebs-Pohl, Ph.D., Senior Vice President and Global Head of Business Development & Licensing and Alliance Management.

Krebs-Pohl and her team scanned databases, evaluated recently published studies with candidates, approached their contacts, and participated in congresses and conferences. Then, at a U.S. biotech conference, the U.S. company Xencor introduced Krebs-Pohl and her team to the antibody tafasitamab. "It won us over right from the start," says Krebs-Pohl, for several reasons.

Tafasitamab is a humanized and Fc-modified monoclonal antibody directed against the target antigen CD19, which is selectively present on the surface of B cells, a type of white blood cell. CD19 enhances B cell receptor signaling, which in turn exerts an important influence on B cell survival and growth. CD19 was not very well understood at the time – unlike the similar receptor, CD20 – so there was little competition. In addition, the receptor is present in many B cell tumor types and some autoimmune diseases. Most importantly, Xencor had optimized the so-called Fc-part of the antibody, which led to improved eradication of tumor cells in preclinical studies. As Krebs-Pohl recalls, "All this and the available data gave us hope that tafasitamab, as a therapeutic targeting this molecule, could become 'best-in-class'."

On June 28, 2010, a deal was announced. And both parties were satisfied. Tafasitamab – also called MOR208 – became part of MorphoSys' pipeline.

How it started

Road to Monjuvi Magazine 15 The Company Group Management Report Financial Statements “Tafasitamab offered us just the right balance of risk and reward: it Barbara Krebs-Pohl, Ph.D., was still early in the de- Senior Vice President and Global Head of Business Development & velopment stage and Licensing and Alliance Management no clinical data existed yet, but the preclinical data was promising and we were hopeful that it could potentially change the lives of patients.”

Magazine Road to Monjuvi 16 “Patients with relapsed and refractory DLBCL often face a poor prognosis and are in need of new treatment options. We believe tafasitamab has the potential to transform the standard of care and are proud to be driving innovation in this space.” Malte Peters, M.D. Chief Research and Development Officer Clinical Development

Road to Monjuvi

Magazine

17

The Company
Group Management Report
Financial Statements

The focus of preclinical research soon turned to non-Hodgkin's lymphoma (NHL). And when MorphoSys received the latest interim results from one of the first clinical studies with tafasitamab, the message was clear: "We have a drug." Some of the patients, as many as 30%, had responded – and that was with tafasitamab as monotherapy.

In preclinical studies, we had already shown that the combination of the immunomodulator lenalidomide and tafasitamab showed promising efficacy which led to the decision to assess this combination in a clinical study.

The developers then set up a phase 2 clinical trial in DLBCL, called L-MIND, to investigate the efficacy of the tafasitamab-lenalidomide combination. It quickly became clear that it had the potential to be a promising combination. In 2017, based on the first interim results, the FDA granted breakthrough therapy designation, which is an important milestone for accelerated approval.

"This was enormously motivating for us," says Mark Winderlich, Ph.D., Vice President and Head of Biostatistics & Data Management. However, there was one challenge: The L-MIND study, which was designed to be an exploratory study, was a single-arm study. To avoid losing any time, we pioneered a new approach in discussion with the FDA: To compare the data of the L-MIND combination study with data obtained with lenalidomide treatment alone, we generated a synthetic control arm from real-world data.

Collecting enough data from a prospectively designed retrospective study to assess the effectiveness of lenalidomide monotherapy compared to the tafasitamab-lenalidomide combination proved to be an exciting task: "We reached out to physicians in various countries and they reviewed hundreds of patient charts to identify patients treated with lenalidomide alone who also had comparable characteristics to those in L-MIND".

Step-by-step, patient-by-patient, things progressed. And then, at the very end of 2019, on December 30, the application for approval, together with the necessary data, was submitted to the FDA.

While the team was focused on responding to the FDA's inquiries along the way, the work continued to get ready for the launch. On January 13, 2020, MorphoSys and Incyte entered into a collaboration and license agreement to further develop tafasitamab and make it available to patients worldwide. Incyte is an attractive partner due not only to its experience with developing and commercializing hematology products, but also its vision, goals and scientific culture, which aligned with those of MorphoSys. The two companies are jointly responsible for the commercialization of Monjuvi which is the brand name within the U.S., whereas Incyte has the commercialization rights outside the U.S. This marked another step in preparing for the potential approval, which was granted by the FDA at the end of July 2020, one month ahead of the Prescription Drug User Fee Act (PDUFA) date. Monjuvi has since been available in the U.S. as the first and, to date, only second-line therapy in combination with lenalidomide for adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT).

Magazine

Road to Monjuvi

18



By 2019, MorphoSys had the critical element it needed to launch into the DLBCL space – tafasitamab – a compound that could potentially fill a significant unmet need. And thousands of patients relapsing with DLBCL were waiting for effective treatment options. That was when MorphoSys made the decision to open MorphoSys US Inc. in Boston in preparation for the launch of the new blood cancer therapy. The goal for the team was clear. "We needed to get prepared to educate healthcare professionals about the new treatment option so the first patients could benefit from the treatment in a timely manner," says Nuwan Kurukulasuriya, Ph.D., Senior Vice President and Global Head of Medical Affairs. MorphoSys US Inc. grew from a team of one in 2019 to a commercial and medical organization of 150 in 2020, sparking the transformation of MorphoSys into a fully integrated biopharma company.

Prior to the approval of Monjuvi, several objectives had to be met. The first was to understand the patient journey and educate healthcare professionals on the scientific rationale of targeting the CD19 antigen in DLBCL with a monoclonal antibody. Secondly, the team had to be comprehensively trained on the DLBCL clinical management and the Monjuvi profile. "Our goal all along was to ensure that this treatment regimen was getting to the right patients who could benefit from it," says David Trexler, President of MorphoSys US Inc.

When the U.S. FDA granted the accelerated approval of Monjuvi, the MorphoSys' field team was certified within days and began reaching out to physicians to introduce the new treatment option within the first week knowing that every day counts for patients with this aggressive form of blood cancer. On July 31, 2020, MorphoSys and Incyte announced that the U.S. FDA had approved Monjuvi. Monjuvi was shipped to specialty distributors in the U.S. on August 5, the first customer order was received on August 7, and the first patient was dosed on August 13, less than two weeks after approval.

Launch

Road to Monjuvi Magazine 19 The Company Group Management Report Financial Statements “It was inspiring to see our team come together Roland Wandeler, Ph.D. Chief Operating Officer from different functions and geographies, guided by a singular shared mission to bring Monjuvi – an important new cancer therapy – to healthcare providers and patients in urgent need across the U.S.”

Magazine

Road to Monjuvi

20

"We were able to build a robust supply chain for Monjuvi in record time, thanks to a high sense of urgency, courage and collaboration of our colleagues and partners," says Daniel Palmacci, Senior Vice President and Global Head of Technical Operations. This success was made possible by the team in Technical Operations. "Back in 2010, in parallel with the preclinical research on tafasitamab, we started the technical development of a manufacturing process, which over the years was engineered towards a highly sophisticated, robust and large-scale process, reliably delivering Monjuvi today," says Ralf Ostendorp, Ph.D., Senior Vice President and Head of CMC (Chemistry, Manufacture and Control). An efficient commercial supply chain also had to be built from the ground up prior to Monjuvi's approval. Ann Merchant, Vice President and Head of Global Supply Chain, took charge of that process. "In the beginning, we just had the two ends. On one end was the unlabeled product and on the other, the patients in need of this medicine," Merchant explains.

Slowly, the supply network took shape: The antibodies are produced and bottled in Germany and then shipped to a central distribution center in the United States. Specialty distributors obtain Monjuvi from this warehouse and they, in turn, sell it to the clinics that have submitted orders.



Ann Merchant,
Vice President and
Head of Global Supply Chain

Prior to approval, many trial runs and coordination processes were required. To this day, Merchant and the Technical Operations broader team function as a coordination point for all supply topics to ensure that all processes mesh neatly together and that the quantity and timing of supply are right. "We conferred once a week with everyone involved for several months, and then daily as the launch date neared. This required a lot of patience and stamina, but we were all dedicated to delivering our very best. It was clear to us that we were at the start of something special."

When the time finally came, spirits were high. The U.S. FDA granted accelerated approval on a Friday afternoon, and the supply chain was set in motion over the weekend. Three business days later, the first vials were shipped to specialty distributors.

And now? With the supply chain in place and everything up and running, time to relax? Merchant smiles. "Every supply chain can be optimized in terms of speed, cost and reliability. That's what we're focusing on now." And for any approvals received by MorphoSys down the line, Merchant already knows which partners she will be approaching.

Supply Chain

Road to Monjuvi Magazine 21 The Company Group Management Report Financial Statements “We were able to build a robust supply chain for Monjuvi in record time thanks to a high sense of urgency, courage and collaboration of our colleagues and partners.” Daniel Palmacci, Senior Vice President and Global Head of Technical Operations

Magazine
Road to Monjuvi
22





Christopher Mancill,
Senior Vice President and
Head Global & U.S. Value, Access & Policy

"We are building bridges with other DLBCL stakeholders every day. This helps not only the company, but also patients and physicians in a very tangible way."

Christopher Mancill, Senior Vice President and Head Global & U.S. Value, Access & Policy, and Jill Robinson, Senior Director Public Policy & Advocacy, are also focused on understanding the views of external stakeholders. They want to know: What do DLBCL patients struggle with in particular? How might those with inadequate insurance coverage be helped? What are the special challenges that the treating physicians are faced with daily?

As with all diseases, there are various groups and organizations that support people impacted by blood cancer, each with individual interests and needs. These include research groups, patient organizations, foundations and political stakeholders. MorphoSys, as the developer and supplier of a potentially life-prolonging therapy for DLBCL, also belongs to this universe – at least since Monjuvi's approval.

Since 2019, Christopher Mancill and Jill Robinson have been working on sustainably anchoring MorphoSys within this universe. They organize meetings with stakeholders, build networks and get connected. "We are constantly building bridges," says Mancill.

Interactions

Road to Monjuvi
Magazine
23

The Company
Group Management Report
Financial Statements

"All of this is about a mutual exchange and, at the same time, a beneficial relationship. It's about supporting each other and achieving something together," says Robinson. MorphoSys provides targeted support where needed. During the current COVID-19 pandemic, for example, many patients are finding it difficult to get safely to the clinic for treatment. MorphoSys is stepping in and providing financial assistance through a partner organization to facilitate low-risk transportation for eligible patients. Treating physicians also still need support when it comes to making the best treatment decisions for their patients. Here MorphoSys lends its support to an organization designing independent practical daily guidelines based on a decision tree. "These are just two of the many examples where we have listened and are working to make a difference," says Mancill.

For some time now, Mancill and Robinson have been inviting patients to speak to MorphoSys personnel. "After these visits, I often get thank-you e-mails from colleagues I did not know previously," says Robinson. "When patients tell their stories, we can see for ourselves how much they rely on us and hear about the potential of Monjuvi. We are often literally their last hope. It's very moving. It is also an enormous motivational boost for my colleagues and me to see that what we do saves lives."

"Sometimes it makes all the difference when a patient is provided with safe transport to the clinic. That's when I know I can literally make a difference with my work."



Jill Robinson,
Senior Director Public Policy & Advocacy

Magazine

Road to Monjuvi

24





Jean-Paul Kress, M.D.
Chief Executive Officer

Patients are at the center of everything we do. They are the motivation driving the entire MorphoSys team to rise above themselves and ensure that our first proprietary drug, Monjuvi, is the success it is today.

There is a great unmet medical need for patients with r/r DLBCL: in the U.S., where Monjuvi is currently approved, potentially 10,000 patients a year with relapsed or refractory DLBCL not otherwise specified, or previously considered almost out of treatment options, may have new hope. At the invitation of Jill Robinson and Christopher Mancill, some patients have the opportunity to come to MorphoSys, sit down, and share their own personal story and the hope they have related to Monjuvi.

"With the approval, a successful marathon stretching over ten years has reached a peak. We are more energized than ever by this milestone and full of optimism for the next level on our journey, developing tafasitamab as a potential backbone therapy of choice for B cell malignancies," says Jean-Paul Kress, M.D., Chief Executive Officer.

Buoyed by the success in the U.S., MorphoSys and Incyte are now working on making tafasitamab available to DLBCL patients worldwide. Applications for approvals have already been filed in the EU, Switzerland and Canada, with other countries to follow.

Based on the recently confirmed data on Monjuvi's efficacy, tolerability and side effects, additional clinical studies are underway for further and earlier applications in the treatment of blood cancer.

A milestone on the road to Monjuvi has been reached. And with the achievement of this milestone, many new opportunities are within reach.

Patient

Road to Monjuvi Magazine 25 The Company Financial Statements “With the approval Group Management Report of Monjuvi, MorphoSys has brought its first proprietary medicine to market and has become a fully integrated biopharmaceutical company. In light of its comprehensive development program, this is just the beginning of a promising future for Monjuvi, and for MorphoSys.” Jean-Paul Kress, M.D., Chief Executive Officer

The Company Contents 26 01 The Company

Company Report Statements Management The Financial Group 28 Letter to the Shareholders 36 Report of the Supervisory Board 42 Supervisory Board of MorphoSys AG 45 MorphoSys on the Capital Market Non-Financial Report https://csr.morphosys.com/2020

The Company Letter to the Shareholders 28 Jean-Paul Kress, M.D. Chief Executive Officer

Letter to the Shareholders The Company Report Statements 29 Management Financial Group Dear Ladies and Gentlemen, Dear Shareholders, As we reflect upon 2020, it was an unprecedented year with the global pandemic that impacted all of our lives and continues to challenge our everyday normalcy. Despite the many challenges we faced, 2020 was a year of significant achievements for MorphoSys. We delivered one of our most successful years as a company and brought new hope to patients. A transformative accomplishment was the accelerated U.S. approval and successful launch of Monjuvi for the treatment of an aggressive form of blood cancer where there remains a large unmet need. The Monjuvi launch accomplished a major goal of transforming the company into an integrated, commercial-stage biopharmaceutical company. Bringing our first therapy to the market At the start of the year as we moved closer to potential FDA approval for Monjuvi, we found a global partner with whom we could align our efforts. We were excited to announce a global collaboration and licensing agreement with Incyte in Janu-ary 2020. This is a collaborative partnership where the two companies share a vision for tafasitamab as a potential pipeline in a product and backbone therapy in non-Hodgkin lymphoma (NHL). The agreement comprised an upfront payment of US$ 750 million plus an equity investment by Incyte of US$ 150 million; up to US$ 1.1 billion in potential development, regulatory and commercial milestones; plus, royalties on ex-U.S. sales. We are co-commercializing Monjuvi in the U.S. in coordination with Incyte leveraging our newly-formed commercial team and Incyte’s established footprint. During 2020, we continued to successfully build our U.S. commercial organization. Roland Wandeler, Ph.D., joined the Management Board as our Chief Operating Officer in May 2020 and is leading both our global commercial team and our U.S. operations. He brings with him a wealth of experience and proven track record from his prior international roles at Amgen. His commercial and operational leadership will be key as we continue to execute on the Monjuvi launch and our future commercial endeavors.

The Company Letter to the Shareholders 30 The accelerated U.S. FDA approval for Monjuvi on July 31 was a significant milestone. We are proud of this success and hope to build upon it as we execute on the Monjuvi launch and also work to bring other therapies to the market. The launch of Monjuvi was the culmination of a tremendous amount of effort across the organization and in tandem with our partner Incyte. We executed the launch in an expeditious fashion by being prepared well in advance thanks to the expertise of our development, regulatory, legal, medical affairs, market access, commercial colleagues, and beyond. Monjuvi is the first and only FDA-approved second-line therapy for adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). DLBCL is the most common type of non-Hodgkin lymphoma in adults worldwide. It is an aggressive disease with about one in three patients not responding to initial therapy or relapsing thereafter. We believe Monjuvi has the potential to transform the standard of care in DLBCL, given its approved indication, combinability and accessibility. Since the approval, our team has been laser-focused on bringing Monjuvi to patients who have limited treatment options. We are encouraged by the initial uptake of Monjuvi despite the challenges we have faced launching a therapy during the COVID-19 pandemic. We have been able to adapt and overcome many hurdles, for example by utilizing digital technologies to engage healthcare providers and drive individual and peer-to-peer interaction. In May 2020, the Marketing Authorization Application (MAA) for tafasitamab plus lenalidomide for the EU was validated, and a potential approval decision is anticipated in the second half of 2021. In January 2021, the health authorities in Switzerland and Canada accepted our New Drug Submissions for tafasitamab. We believe tafasitamab has the potential to transform the standard of care and could hold significant promise not just as a potential backbone in DLBCL, but also as a combination partner of choice in other hematological malignancies. We are developing tafasitamab as a potential first line treatment in DLBCL and are actively pursuing combination options with existing and novel modalities. Our plan is to continue to pursue a broad development plan for tafasitamab to truly advance and provide cancer patient care.

Letter to the Shareholders The Company Report Statements 31 Management Financial Group Malte Peters, M.D. Chief Research and Development Officer Expanding our pipeline We are committed to expanding our pipeline through our internal research as well as through external opportunities. Beyond tafasitamab, we have a growing internal development pipeline. We are currently studying felzartamab, formerly called MOR202, in a phase 1/2 proof-of-concept trial, called M-PLACE. The trial is exploring felzartamab in anti-PLA2R-positive membranous nephropathy, an autoimmune disease affecting the kidneys. Patients with this disease could develop end stage renal disease – and ultimately require dialysis or kidney transplant. With a lack of effective treatment options, 30-40 % of patients typically progress to end stage renal disease within 5-15 years. In late 2020, the safety run-in phase of the M-PLACE study was completed, and the full enrollment phase opened. As part of our business development activities, Incyte and MorphoSys signed a clinical collaboration with Xencor in November 2020. Xencor will be exploring tafasitimab in combination with lenalidomide along with their bispecific CD20xCD3 candidate, plamotamab, focused on relapsed or refractory DLBCL, first-line DLBCL, and relapsed or refractory follicular lymphoma (FL).

The Company Letter to the Shareholders 32 Rejuvenated research platform MorphoSys has its foundation in cutting edge antibody technologies and discovery. With innovation a top priority, we continue to rejuvenate and look for complimentary technologies. A perfect example is our recent agreement signed in November 2020 with Cherry BioLabs for the use of their Hemibody technology in the context of our CyCAT® (Cytotoxic Cell Activation at Tumor) Dual Targeting Concept to discover and advance novel treatment options for patients with hema-tological as well as solid cancers. Another exciting new technology is our innovative and proprietary OkapY™ bispecific antibody platform. Designed to be simple and modular in its use, this versatile format could enable several distinct classes of bispecifics with unique modes of action. With our strong internal R&D capabilities and business development acumen, I am excited about the prospects for our pipeline over the long-term. Roland Wandeler, Ph.D. Chief Operating Officer

Letter to the Shareholders The Company Report Statements 33 Management Financial Growing revenue from our pharmaceutical license agreements In addition to our own pipeline, we also saw progress with several licensed Group programs which create value through royalties and milestone payments, such as Janssen’s Tremfya®. Tremfya is the first approved product generated from our discovery engine and is already a blockbuster. Janssen has the development and commercialization rights, and MorphoSys receives royalties from the sales. We are pleased by Janssen’s commitment to expand the indications for this drug beyond its first approval in plaque psoriasis. In 2020, Tremfya was approved in both the U.S. and the EU for the treatment of adult patients with active psoriatic arthritis. Janssen also presented promising interim data during 2020 from an ongoing study in Crohn’s disease. Highlighting a few other partnerships, GlaxoSmithKline (GSK) started a clinical trial to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-related disease – in addition to ongoing pivotal clinical trials with otilimab for rheumatoid arthritis. It is our hope that an antibody generated with MorphoSys’ technology could help patients deal with this devastating virus. We are pleased that our licensing partner GSK shared in February the preliminary results of the OSCAR study using otilimab for the treatment of severe pulmonary COVID-19 related disease and is expanding the study in order to further explore otilimab as a potential treatment option for older adults suffering from severe forms of COVID-19. The dosing of the first patient in the expanded study triggered milestone payments of 16 million to MorphoSys. Roche is conducting pivotal trials for gantenerumab for Alzheimer’s disease with a readout expected in 2022. Our partner, I-Mab, is responsible for developing and commercializing felzartamab (MOR202) for China, Hong Kong, Taiwan and Macao. In April 2020, their ongoing phase 3 trial in patients with relapsed/refractory multiple myeloma (MM) was expanded into mainland China. We were also pleased to see several programs from our long-standing agreement with Novartis enter the clinic, triggering milestone payments to MorphoSys. Corporate developments In early 2021, Sung Lee joined MorphoSys as our new Chief Financial Officer (CFO) and member of the Management Board. Sung brings more than 20 years of finance leadership experience in biopharmaceutical and technology businesses. I am convinced that his transformative mindset will be instrumental in executing our ambitious growth strategy and the accelerated development of our pipeline for the benefit of patients. Sung Lee replaces Jens Holstein, who stepped down as CFO at the end of 2020. On behalf of the Management Board and the MorphoSys team, I want to express my sincere appreciation for his significant contributions over the last decade and wish him all the best for the next chapter that lies ahead. As a growing, commercial organization with an increasing global footprint, we place significant importance on being a responsible corporate citizen. With this in mind, we will be publishing our first Non-Financial Group Report that covers

The Company Letter to the Shareholders 34 Sung Lee Chief Financial Officer relevant Environmental, Social and Governance (ESG) topics for MorphoSys. ESG is ingrained in the DNA of MorphoSys, but this inaugural report will be our opportunity to articulate our important efforts in this regard. We look forward to building upon this update over the years to both showcase our progress and also to highlight the areas where we are making a meaningful impact. This is certainly an endeavor that is a priority for the leadership team and entire company. With the new year unfolding we would be remiss not to reflect upon the impact of COVID-19 and recognize how all of our employees have tackled things head-on and problem-solved to responsibly ensure business continuity and patient access. Very early on, the global leadership team worked to put a risk mitigation plan in place to proactively try to address the impact of this virus. The safety and well-being of our employees, healthcare workers and patients remains of top importance. Launching our first drug during a pandemic has posed significant challenges on all fronts, and I am very proud of how our team rose to the occasion and still managed to exceed our internal expectations.

Letter to the Shareholders The Company Report Statements 35 Management Financial Wrapping up an incredible year We are proud of our European roots and looking forward to further building out our U.S. organization. We continue to expand in the U.S., where more recently Group we have opened a second clinical development hub at our Boston location to accelerate our global drug development capabilities. We remain highly focused on the successful commercialization of Monjuvi and advancing a comprehensive development program for tafasitamab. We believe tafasitamab is uniquely suited as a combination partner or a backbone of choice, given its safety profile. At the same time, we are growing our long-term pipeline both organically through our innovative discovery work and externally as we evaluate business development opportunities. We will continue to leverage our strong balance sheet in a disciplined and focused manner to maximize shareholder value. On behalf of the Management Board, I would like to express our heartfelt thanks to all of MorphoSys’ employees for their ongoing efforts and commitment to our company’s success, and to their flexibility as we adapted to the changing health situation throughout 2020. Everyone’s dedication is truly appreciated and a testament to the values embedded in the fabric of the company. I would also like to thank you, our shareholders, for your continued support and for your belief in the company. We look forward to engaging with you in 2021 and beyond. We are extremely gratified to be able to bring a new treatment option to patients, who are at the core of all we do. We will continue to work hard to deliver truly transformative therapies to improve the lives of people suffering from cancer and autoimmune diseases. We look forward to sharing our progress and achievements with you in the year ahead. Sincerely, Jean-Paul Kress, M.D. Chief Executive Officer

The Company
Report of the Supervisory Board
36



Report of the Supervisory Board

Cooperation of the Management Board and Supervisory Board

During the 2020 financial year, the Supervisory Board comprehensively performed the duties assigned to it by law, the Articles of Association, Rules of Procedure and the recommendations of the German Corporate Governance Code (hereinafter referred to as the "Code") with one justified exception as regards the Code in its version dated February 7, 2017 (hereinafter referred to as the "Code 2017") and with two justified exceptions as regards the Code in its version dated December 16, 2019 (hereinafter referred to as the "Code 2020"). We regularly advised and continually oversaw the Management Board in its management of the Company and dealt extensively with the operational and strategic development of the Group. The Management Board fulfilled its duty to inform and furnish us with periodic written and verbal reports containing timely and detailed information on all business transactions and events of significant relevance to the Company. The Management Board prepared these reports in collaboration with the respective departments. In our Committee meetings and plenary sessions, we had the opportunity to discuss the Management Board's reports and the proposed resolutions in full. The Management Board answered our questions on strategic topics affecting the Company with a great level of detail and submitted the relevant documents in a timely manner. Any deviations from the business plan were thoroughly explained to us and we were directly involved at an early stage in all decisions relevant to the Company.

An appropriate resolution was passed when the Supervisory Board's approval for individual actions was required by law, the Articles of Association or the Rules of Procedure. The Supervisory Board members approved all actions by the Management Board requiring Supervisory Board approval based on the documentation provided in advance by the Management Board. When necessary, the Supervisory Board received the support of the relevant Committees and, together with the Management Board, discussed any projects requiring decision. All matters requiring approval were submitted for review by the Management Board to the Supervisory Board on a timely basis.

Outside of the meetings of the Supervisory Board plenum and the Committees, the chairman of the Supervisory Board regularly exchanged information and ideas with the Management Board and especially the Chief Executive Officer, Dr. Jean-Paul Kress. The Supervisory Board chairman was always kept promptly informed of the current business situation and any significant business transactions. The Chairs of the Committees have also had regular contact with the Management Board members in their respective areas of responsibility and individual Management Board members on demand.

Supervisory Board Meetings in the 2020 Financial Year and Key Items of Discussion

A total of 10 Supervisory Board meetings were held in the 2020 financial year, whereby the majority of those meetings were held by video call due to the Covid-19 pandemic. The Supervisory Board regularly held closed sessions without participation of the Management Board as part of their Supervisory Board meetings. All Supervisory Board members were present at all Supervisory Board meetings. A detailed overview of the participation of all Supervisory Board members in the respective Supervisory Board and Committee meetings can be found in the "Statement on Corporate Governance," which is available on the Company's website under the heading "Media & Investors > Corporate Governance > Statement on Corporate Governance," and in the Annual Report on pages 108 to 109. In urgent cases occurring outside of meetings, the Supervisory Board passed resolutions by written procedure.

In addition to the above, a one-day strategy meeting took place in November 2020 that primarily addressed

- the Company's corporate strategy & financial outlook;
- the product strategy for Monjuvi and felzartamab;
- filling the pipeline for sustainable growth; and
- building a compelling global operating model of the Company.

Report of the Supervisory Board
The Company
37
Group Management Report
Financial Statements

During the 2020 financial year, the Supervisory Board paid particular attention to the following topics and passed resolutions on these topics after a thorough review and discussion:

- conclusion of the Global Collaboration and License Agreement with Incyte Corporation for Monjuvi, including a resolution for a capital increase from authorized capital to implement the purchase of 3,629,764 American Depositary Shares by Incyte as part of the Global Collaboration and License Agreement;
- evaluation of the Company's achievement of the 2019 financial year corporate targets and minor adjustments to the corporate targets defined by the Supervisory Board at the end of 2019 for the 2020 financial year;
- terms and conditions of the long-term incentive plan 2020 and of the stock option plan 2020 as well as the number of performance shares and stock options to be granted to the individual Management Board members under these plans;
- agenda and proposed resolutions for the 2020 Annual General Meeting, particularly the nominations of Wendy Johnson, Dr. George Golumbeski and Michael Brosnan as Supervisory Board candidates for re-election at the 2020 Annual General Meeting;
- confirmation of Dr. Marc Cluzel as chair and re-election of Dr. George Golumbeski as deputy chair of the Supervisory Board and establishment and staffing of the Committees in the Board's constituent meeting following the 2020 Annual General Meeting;
- appointment of the new Chief Operating Officer, Dr. Roland Wandeler, and conclusion of a corresponding management board contract;
- revision of the rules of procedure of the Supervisory Board as well as of the Management Board, including schedules of responsibilities;
- sale of Morphosys' shares of Lanthio Pharma B.V. to Lanthio Participatie B.V., a newly established entity founded by the former Managing Director of Lanthio Pharma B.V.
- conclusion of a release agreement with the former Chief Financial Officer, Jens Holstein, in the course of his stepping down as of December 31, 2020;
- award of the audit contract to the auditor for the 2020 financial year and selection of the auditor to be proposed to the Annual General Meeting 2021 for the audit of the 2021 financial year;
- issuance of convertible bonds due 2025 in an aggregate principal amount of EUR 325 million;
- conclusion of a commercial supply agreement for tafasitamab with Lonza Sales AG;
- budget for the 2021 financial year.

We also passed a resolution in the Supervisory Board plenum on the remuneration of Dr. Jean-Paul Kress, Jens Holstein and Dr. Malte Peters, taking external benchmarking into consideration. As set out above, we evaluated the achievement of the 2019 corporate targets that were agreed with the Management Board and discussed and defined the corporate targets for 2021. We commissioned an independent remuneration consultant to confirm the appropriateness of the Management Board's compensation and its comparison to the remuneration of various levels of employees. We discussed and agreed on the key performance indicators for the long-term incentive plans for the Management Board, the Senior Management Group and other employees in key positions. Furthermore, we approved the financial statements for the 2019 financial year, acknowledged the half-year results for 2020 and discussed the first and third quarter reports as well as dealt with the Statement on Corporate Governance and the Corporate Governance Report.

Further, we dealt with the development of a new remuneration system for the members of the Management Board, which is in line with the new provisions of the German Stock Corporation Act (AktG) and the Code and which shall be submitted for approval to the Annual General Meeting 2021 as well as with the appointment of the new Chief Financial Officer, Sung Lee, and the conclusion of a corresponding management board contract.

Our regular discussions in the Supervisory Board's plenary meetings were focused on MorphoSys' long term development strategy, revenue and earnings development and the regular financial reports, the communication to the investor community, the progress of the two business segments Partnered Discovery and Proprietary Development, the results and progress of the clinical programs for the development of proprietary drugs, interactions with regulatory authorities and the development of new technologies. Further focal points of discussion were the FDA approval for Monjuvi, the readiness of US organization to launch Monjuvi and the review of the US launch status of Monjuvi following the approval. Furthermore, we discussed the financial outlook for the 2022/2023 financial years and MorphoSys' associated future potential financing needs. In addition, we carried out an evaluation on how effective the Supervisory Board and its committees fulfill their tasks, which was performed via a questionnaire that included a joint self-evaluation of the Supervisory Board, its Committees and also the Management Board. Furthermore, we kept ourselves regularly informed with respect to

The Company

Report of the Supervisory Board

38



the Company's asset management policy, risk management, internal audit results and the internal control and compliance management system as well as the further development and adaptation to new processes and transactions of the system of Internal Control over Financial Reporting (ICoFR) to ensure continuous SOX compliance by end of 2020.

Conflicts of Interest within the Supervisory Board

No conflicts of interest arose within the Supervisory Board in the 2020 financial year.

Activities and Meetings of Supervisory Board Committees

To ensure that its duties are performed efficiently, the Supervisory Board has established three permanent committees – the Audit Committee, the Remuneration and Nomination Committee and the Science and Technology Committee – to prepare the issues that fall within the Supervisory Board's respective areas of responsibility for the Supervisory Board plenum. In each Supervisory Board meeting, the chairs of the Committees report to the Supervisory Board on the Committees' work. The minutes of the Committee meetings are made available to all Supervisory Board members. The composition of these committees can be found in the "Statement on Corporate Governance," which is available on the Company's website under the heading "Media & Investors > Corporate Governance > Statement on Corporate Governance," and in the Annual Report on pages 105 to 110.

The Audit Committee met on five occasions in the 2020 financial year, whereby the majority of those meetings were held by video call due to the Covid-19 pandemic. All Committee members were present at all Audit Committee meetings. The Committee dealt mainly with accounting issues, quarterly reports, annual financial statements and consolidated financial statements. The Committee discussed these topics with the Management Board and recommended the approval of the financial statements to the Supervisory Board. The auditor took part in four Audit Committee meetings and informed its members of the audit results. The Audit Committee made a recommendation to the Supervisory Board with respect to the Supervisory Board's proposal at the Annual General Meeting for the election of the independent auditor for the 2020 financial year. Based on the Auditors Reform Act and the requirements for the external and internal rotation of the auditor, the Audit Committee carried out in 2020 a public tender for the 2021 annual audit and half-year review. As a result, the Audit Committee made a recommendation to the Supervisory Board with respect to the Supervisory Board's proposal at the Annual General Meeting for the election of the independent auditor for the 2021 financial year. In addition, the Audit Committee dealt with the annual update of a list of permitted and pre-approved non-audit services of the auditor. The Committee also discussed the risk management system, the compliance management system and the results of the internal audit conducted in the 2020 financial year, as well as specific accounting issues under International Financial Reporting Standards (IFRS) relevant to the Company. In addition, the Committee regularly discussed the Company's asset management policy and the investment recommendations made by the Management Board. The Committee also discussed in depth the 2021 budget and the financial outlook for the 2022/2023 financial years. Furthermore, the Committee monitored the further development and adaptation to new processes and transactions of the system of Internal Control over Financial Reporting (ICoFR) to ensure continuous SOX compliance by end of 2020.

To increase efficiency, there is a joint Remuneration and Nomination Committee, which deliberates on matters relating to remuneration and nomination. The Committee met on seven occasions in the 2020 financial year, whereby all these meetings were held by video call due to the Covid-19 pandemic. All Committee members participated at all Committee meetings. In its function as a remuneration committee, the Committee mainly dealt with the Management Board's remuneration system and level of compensation. In particular, the Committee dealt with the implementation of a new remuneration system for the members of the Management Board. Further, the Committee also commissioned an independent remuneration expert with the task of preparing a Management Board remuneration report to verify the appropriateness of the Management Board's remuneration. Based on this report, the Committee prepared a recommendation on the Management Board's compensation and submitted this to the Supervisory Board for approval. The Committee also dealt with the ratio of compensation between the Management Board and the Senior Management Group and the staff overall and had this ratio reviewed by the commissioned remuneration expert. This expert confirmed the appropriateness of these "vertical" compensation ratios. In addition, the Committee gave careful consideration to the corporate targets as a basis for the

Report of the Supervisory Board
The Company
39
Group Management Report
Financial Statements

Management Board's short-term variable remuneration and offered appropriate recommendations to the Supervisory Board for resolution. The Committee discussed the key performance indicators of the long-term incentive plans for the Management Board, Senior Management Group and other employees in key positions. In its function as the Nomination Committee, the Committee recommended the appointment of Dr. Roland Wandeler as the new Chief Operating Officer and prepared the corresponding management board contract. In addition, this Committee prepared the release agreement with the Chief Financial Officer, Jens Holstein. Further, the Nomination Committee recommended the nominations of Wendy Johnson, Dr. George Golumbeski and Michael Brosnan as Supervisory Board candidates for re-election at the 2020 Annual General Meeting. In addition, this Committee dealt with succession planning within the Company, in particular as regards the succession of the departed Management Board member Jens Holstein. In this context, the Committee recommended the appointment and prepared the respective management board contract of Sung Lee as the new Chief Financial Officer, who has been appointed as member of the Management Board by the Supervisory Board.

The Science and Technology Committee was held on six occasions during the 2020 financial year, whereby due to the Covid-19 pandemic the majority of those were virtual meetings. All Committee members participated in all Committee meetings. The Committee dealt mainly with the Company's research activities as well as overall strategy to expand the proprietary drug pipeline, the development of novel technologies, the Company's drug development plans and future development strategy, progress in the clinical trials as well as required budget resources. One major focus was the development of Monjuvi up to approval and successful launch in US, as well as the expansion into other indications and lines of therapy, in combination with established or novel anti-cancer agents. The Committee also addressed the further development of felzartamab in autoimmune diseases. Additionally, at one occasion a combined Science and Technology Committee and Deal Committee Meeting was held, and the activities and execution to complement the company portfolio with innovative technologies, potential new research programs, development collaborations as well as in-licensing and merger and acquisition opportunities were reviewed.

Corporate Governance

The Supervisory Board devoted its attention to the further development of MorphoSys' corporate governance, taking into consideration the Code 2017 and the Code 2020. The Corporate Governance Statement according to Section 289f HGB (German Commercial Code), including the detailed Corporate Governance Report, and the Group Statement on Corporate Governance according to Section 315d HGB, can be found on the Company's website under the heading "Media & Investors > Corporate Governance > Corporate Governance Report" and in the Annual Report on pages 103 to 133.

We also discussed with the Management Board the Company's compliance with the Code's recommendations and in one justified case approved an exception to the recommendations of the Code 2017 and in two justified cases approved an exception to the recommendations of the Code 2020. Based on this consultation, the Management Board and the Supervisory Board submitted the annual Declaration of Conformity on November 29, 2020. The current version of the Declaration of Conformity can be found in this Annual Report and is permanently available on the Company's website under the heading "Media & Investors > Corporate Governance > Declaration of Conformity."

Changes in the Composition of the Management Board and Supervisory Board

The Chief Scientific Officer of the Company, Dr. Markus Enzelberger, resigned as member of the Management Board and CSO in November 2019 with effect as of February 29, 2020. By decision of the Supervisory Board of March 30, 2020, Dr. Roland Wandeler was appointed as Chief Operating Officer for a term of office of three years from May 5, 2020 until April 30, 2023. In the course of these changes in the composition of the Management Board, Dr. Malte Peters assumed the role of Chief Research and Development Officer, effective March 1, 2020, and the Supervisory Board newly adopted the Schedule of Responsibilities for the Management Board. Further, the Chief Financial Officer Jens Holstein resigned in September 2020 with effect as of December 31, 2020. No further changes in the composition of the Management Board took place during the 2020 financial year.

The Company

Report of the Supervisory Board

40



The following changes in the composition of the Supervisory Board took place during the 2020 financial year: The deputy chair of the Supervisory Board, Mr. Frank Morich, resigned as member of the Supervisory Board with effect as of April 11, 2020. Hereinafter, the Company decided to reduce the composition of the Supervisory Board to six members. Further, Wendy Johnson, Dr. George Golumbeski and Michael Brosnan were re-elected as members of the Supervisory Board by the 2020 Annual General Meeting, following the expiry of their terms of office. The Company has established a handbook to support the onboarding of new Supervisory Board members by outlining principal rights and duties of Supervisory Board members as well as relevant legal documents, such as Rules of Procedure of the Supervisory Board and its Committees.

Audit of the Annual Financial Statements and Consolidated Financial Statements

For the 2020 financial year, the Company commissioned PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Munich ("PwC") as its auditor. The audit contract was awarded by the Supervisory Board in accordance with the resolution of the Annual General Meeting on May 27, 2020. The Supervisory Board obtained a declaration of independence from the auditor in advance.

The consolidated financial statements and the annual financial statements of MorphoSys AG, as well as the Group Management Report and the Management Report for the 2020 financial year, were properly audited by PwC and issued with an unqualified audit opinion. The key topics of the audit for the consolidated and annual financial statements for the 2020 financial year were management override of controls and fraud in revenue recognition, revenue accounting for complex out-licensing and collaboration arrangements, revenue recognition of the sale of Monjuvi, the initial and subsequent recognition valuation of the financial liability from collaboration, the valuation of the deferred tax asset, the accounting and measurement of the financial liability for the convertible bond, accounting for accruals for outstanding invoices for external laboratory funding and external services, valuation of financial assets, as well as the assessment of the design and effectiveness of internal controls in accordance with SOX404. In addition, the auditor confirmed that the Management Board had established an appropriate reporting and monitoring system that is suitable in its design and administration for the early detection of developments that could threaten the Company's existence.

The audit reports and documents relating to the consolidated financial statements and the annual financial statements were provided on a timely basis to all Supervisory Board members for review. The audit report, the consolidated financial statements, the Group Management Report of the MorphoSys Group and the audit report, the annual financial statements and the Management Report of MorphoSys AG were discussed in detail at the Audit Committee meeting on March 10, 2021, and the meeting of the Supervisory Board on March 11, 2021. The auditor attended all meetings concerning the consolidated and annual financial statements, the half-year report and quarterly interim statements and reported on the key results of his audit and review, respectively. The auditor also explained the scope and focus of the audit and review and was available to the Audit Committee and the Supervisory Board to answer questions and provide further information.

The Audit Committee discussed the audit results in detail and recommended to the Supervisory Board that it approves the consolidated and annual financial statements prepared by the Management Board. The Supervisory Board also took note of the audit results and, in turn, reviewed the consolidated and annual financial statements and Management Reports in accordance with the statutory provisions. Following its own examination, the Supervisory Board also determined that it sees no cause for objection. The consolidated and annual financial statements as well as the Group Management Report and the Management Report as prepared by the Management Board and audited by the auditor, were subsequently approved by the Supervisory Board. Thus, the annual financial statements were adopted.

The Company has prepared a separate non-financial group report in accordance with Section 315b (3) of the German Commercial Code (HGB) for the fiscal year 2020. The Supervisory Board has commissioned PwC to perform a separate limited assurance engagement of this report. All members of the Supervisory Board received the separate non-financial group report and the Independent Practitioner's Assurance Report in a timely manner. The assurance results and the assurance report of PwC were discussed at the Supervisory Board's plenary meeting on March 11, 2021. PwC's auditor participated in this discussion and presented the assurance results. The Supervisory Board took note of the results of the assurance engagement with approval.

Report of the Supervisory Board The Company Report Statements 41 Management Financial Recognition for Dedicated Service On behalf of the entire Supervisory Board, I would like to Group thank the members of the Management Board and the employees of MorphoSys for their achievements, their dedicated service and the inspirational work environment witnessed during this past financial year. Through their efforts, MorphoSys’ portfolio has continued to mature and expand, and important milestones have been achieved. The Supervisory Board would also like to thank the departed Management Board member Jens Holstein for his excellent contribution and commitment. The Supervisory Board further thanks Supervisory Board member Frank Morich for his commitment and cooperation. Planegg, March 11, 2021 Marc Cluzel, M.D., Ph.D. Chairman of the Supervisory Board

The Company Supervisory Board of MorphoSys AG 42 Supervisory Board of MorphoSys AG Marc Cluzel, M.D., Ph.D. Chairman, Montpellier, France Member of the Supervisory Board of: Griffon Pharmaceuticals Inc., Canada (Member of the Board of Directors) Moleac Pte. Ltd., Singapore (Member of the Board of Directors) George Golumbeski, Ph.D. Deputy Chairman, Far Hills, NJ, USA Member of the Supervisory Board of: Carrick Therapeutics Ltd., Dublin, Ireland (Chairman of the Board of Directors) Sage Therapeutics, Cambridge, MA, USA (Member of the Board of Directors) Shattuck Labs, Inc., Austin, TX, USA (Member of the Board of Directors) Krisja Vermeylen Board Member, Herentals, Belgium Member of the Supervisory Board of: Diaverum AB, Lund, Sweden (Member of the Board of Directors) The CVs of our Supervisory Board Members can be found on the Company’s website under the heading “Company > Management > Supervisory Board.”

Supervisory Board of MorphoSys AG The Company Report Statements 43 Management Financial Group Michael Brosnan Board Member, Westford, MA, USA No other Supervisory Board Memberships Sharon Curran Board Member, Dublin, Ireland Member of the Supervisory Board of: CAT Capital Topco Limited, Saint Peter Port, Guernsey (Member of the Board of Directors) CAT Capital Bidco Limited, Dublin, Ireland (Member of the Board of Directors) Circassia Pharmaceuticals plc., Oxford, United Kingdom (Member of the Board of Directors) Wendy Johnson Board Member, San Diego, CA, USA Member of the Supervisory Board of: Exagen, Inc., Vista, CA, USA (Member of the Board of Directors)

The Company Sustainability at MorphoSys 44 Sustainability at MorphoSys We are aware of our responsibility to current and future generations and believe that sustainable action is a prerequisite for long-term business success. Read more on this topic in our Group’s 2020 Non-Financial Report. 20 Non-FinancialReport 20 You can find our 2020 Non-Financial Report online at: https://csr.morphosys.com/2020

MorphoSys on the Capital Market
The Company
45
Group Management Report
Financial Statements

MorphoSys on the Capital Market

Stock Market Environment and Morphosys Share Performance

The 2020 trading year was characterized by historically unusual high volatility. Following the outbreak of the COVID 19 pandemic, numerous stock indices around the world fell, often to multi-year lows, but turned around and recovered as the year progressed. At the end of 2020, many were even trading close to their multi-year or even all-time highs. The DAX index closed the year with a year-on-year gain of just under 4%, the TecDAX rose by almost 7%, and the MDAX increased by just below 9%. The NASDAQ Biotechnology Index closed the year almost 26% higher than at the beginning of the year as companies in the biotechnology sector were able to decouple themselves from the general stock market trend – as the importance of the biotechnology industry was reinforced by the pandemic.

MorphoSys AG shares have been trading on the Frankfurt Stock Exchange since 1999. In 2018, MorphoSys issued American Depositary Shares (ADSs*) on the U.S. NASDAQ exchange based on MorphoSys' common stock. The Company's ticker symbol is "MOR" on both exchanges.

MorphoSys' shares opened the 2020 trading year in Xetra trading at € 129.60. The share performance was highly volatile, particularly in the first quarter of 2020. Following the announcement of the collaboration and licensing agreement with Incyte, the share price on Xetra increased temporarily and almost reached the all-time high of € 148.13 recorded in 2000. In the wake of the COVID 19 pandemic, the share price saw intraday declines as low as € 65.25, but was able to recover. MorphoSys' shares started to stabilize in May, climbing to above € 100.00 and ended the trading year on Xetra at € 93.82.

›› see figure 01 – Performance of the MorphoSys Share in 2020 (page 47)
›› see figure 02 – Performance of the MorphoSys Share 2016 – 2020 (page 47)

Liquidity and Index Membership

The average daily trading volume of the MorphoSys share across all regulated trading platforms increased significantly to € 33.5 million in 2020 (previous year: € 25.6 million), corresponding to a year-on-year increase of more than 30%. For the TecDAX and MDAX selection indices, trading volumes were up year-on-year by 28% and 47%, respectively. In the TecDAX, MorphoSys ranked 11th in terms of trading volume at year-end 2020 (unchanged from the previous year) and 13th in terms of market capitalization* (previous year: 9th). In the MDAX, MorphoSys ranked 64th in terms of market capitalization (previous year: 55th) and 54th in terms of trading volume (2019: 57th). The rankings refer to the TecDAX30 and MDAX60 companies, respectively. MorphoSys is also a component of the NASDAQ Composite Index through its ADS program and is included in various other indices, such as the NASDAQ Health Care Index, the Loncar Cancer Immunotherapy Index and the S-Network Medical Breakthrough Index.

*see glossary – page 216

In addition to the trading on the regulated platforms, an average of approximately 217,000 of MorphoSys' shares with a value of approximately € 22.4 million were traded daily on alternative trading venues ("dark pools") in 2020 (2019: 196,000 shares; € 19.1 million). This figure corresponds to a year-on-year increase in trading outside of the regulated markets of approximately 18%. The MorphoSys ADSs reached a volume of US$ 3 million per trading day in the reporting year (previous year: US$ 1.7 million), for an increase of approximately 73%.

Capital Structure

The Company's common stock increased to 32,890,046 shares or € 32,890,046 in the reporting year due to the purchase of ADSs and shares by Incyte, created from a capital increase, as well as the exercise of convertible bonds granted to the Management Board and certain Company employees in 2013. A detailed description of the capital increase and convertible bond program can be found in Notes 4 and 8.2.

The Company MorphoSys on the Capital Market
46



Table 01

Key Data for the MorphoSys Share (December 31)

	2020	2019	2018	2017	2016
Total stockholders' equity (in million €)	629.2	394.7	488.4	358.7	415.5
Number of shares issued (number)	32,890,046	31,957,958	31,839,572	29,420,785	29,159,770
Market capitalization (in million €)	3,086	4,052	2,832	2,253	1,422
Closing price in € (Xetra)	93.82	126.80	88.95	76.58	48.75
Average daily trading volume (in million €)	33.5	25.6	22.5	15.6	9.7
Average daily trading volume (in % of common stock)	0.98	0.81	0.77	0.83	0.78

Various voting rights notifications were made pursuant to Section 33 (1) of the German Securities Trading Act (WpHG) during the reporting year. The notifications were published on the MorphoSys website under Media and Investors – Stock Information – Recent Voting Rights Notifications.

At the end of the reporting year, the free float in MorphoSys AG shares, as per the definition of Deutsche Börse, was 99.60%.

Dividend Policy

We have not distributed dividends since our inception, and we do not expect to set or distribute any cash dividends in the foreseeable future. It is our intention to invest any future profits in the growth and development of our business. Unless otherwise required by law, the future determination of any cash dividends will be at the sole discretion of the Management Board and Supervisory Board and will depend on our net assets, financial position, results of operations, capital requirements and other factors that the Management Board and Supervisory Board deem relevant.

Investor Relations Activities

In the 2020 reporting year and with the emergence of the COVID 19 pandemic, our exchange with shareholders, investors and analysts has been taking place digitally to a much greater extent than before. This is particularly true in the case of investor conferences, whose added value in the past has been the personal dialog with a broad spectrum of market participants and the related networking. While the pandemic has demonstrated that increased digitization can save travel time and costs, it has also shown that established processes and interaction need to adapt even more to the transformed digital environment. During the reporting year, MorphoSys was still able to participate in 25 international investor conferences, starting with the J.P. Morgan Healthcare Conference in San Francisco in early 2020, where it announced its collaboration with Incyte and the joint development and commercialization plans for tafasitamab*. As the year progressed, the majority of the conferences were held virtually, instead of in person as in prior years.

During the 2020 reporting year, MorphoSys held conference calls to accompany the publication of annual, half-year and quarterly reports. All of these calls could be followed on the Internet. On these calls, the Management Board reported on the Company's business developments and answered participants' questions.

The main topics of the analyst and investor meetings included the collaboration with Incyte, the build-up of U.S. operations, the progress of the regulatory filing, approval and market launch of tafasitamab*, as well as the progress of the clinical development of tafasitamab and felzartamab (MOR202). Later in the year, the departure of the previous Chief Financial Officer (CFO), Jens Holstein, and the convertible bond issue were also topics of discussion.

On September 29, 2020, MorphoSys and Incyte co-hosted a conference call and webcast addressing the global commercial opportunities for tafasitamab and the unmet medical needs in non-Hodgkin's lymphoma. Senior executives from MorphoSys and Incyte were joined by Dr. Gilles Salles, the principal investigator for the L-MIND* study, lead author of the data presentation at ICML 2019 and EHA 2020, as well as the lead author of the publication in Lancet Oncology 2020. These virtual events generated significant interest from the analysts following MorphoSys.

*see glossary – page 216

MorphoSys on the Capital Market The Company Report Statements 47 Management Financial Figure 01   Performance of the MorphoSys Share in 2020 (January 1, 2020 = 100%) Group TecDAXMorphoSys NasdaqMorphoSys XetraMDAXNasdaq Biotech 140 130 120 110 100 90 80 70 60 50 JAN FEB MAR APR MAY JUN JUL AUG SEP OCT DEC NOV Figure 02   Performance of the MorphoSys Share 2016–2020 (January 1, 2016 = 100%) TecDAXMorphoSysNasdaq Biotech 250 200 150 100 50 0 2016 2017 2018 2019 2020

The Company MorphoSys on the Capital Market 48 At the end of 2020, a total of 20 analysts (previous year: 16) were monitoring and evaluating the performance of MorphoSys shares. This was an encouraging increase of 25 % compared to the prior year. At the end of 2020, these analysts had the following recommendations: Table 02   Analyst Recommendations (December 31, 2020) Buy/Overweight/Market Outperform Hold/Neutral Reduce/Underperform 15 5 0 Buy/Overweight/Market Outperform = buy/positive; Hold/Neutral = neutral; Reduce/Underperform = sell/negative. More detailed information on MorphoSys shares, key finan-cial figures, its pipeline and strategic direction, as well as the current Group developments, can be found on the Company’s website under Media and Investors.

Non-Financial Group Report The Company Report Statements 49 Management Financial Non-Financial Group Report Group MorphoSys is aware of its responsibility to current and future generations and believes that sustainable action is a prerequisite for long-term business success. A detailed explanation of our view of sustainable corporate governance and the specific measures we have taken during the reporting year can be found in the “Separate Non-Financial Group Report,” available on our website https://csr.morphosys. com/2020.

Group Management Report Contents 50 02 Group Management Report 53 Fundamentals of the MorphoSys Group 70 Macroeconomic and Sector-Specific Conditions 71 Analysis of Net Assets, Financial Position and Results of Operations 88 Outlook and Forecast 92 Risk and Opportunity Report 102 Subsequent Events 103 Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

Group Management Report Financial Statements

Group Management Report Fundamentals of the MorphoSys Group 52 The year 2020 was a very successful one for MorphoSys. Our goal is to discover, develop and commercialize outstanding, innovative therapies for critically ill patients. The focus of our entrepreneurial activities is on cancer and autoimmune diseases. We received accelerated approval in July 2020 from the U.S. FDA for Monjuvi® (tafasitamab-cxix)* in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise speci-fied, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). Monjuvi is the first and, so far, the only drug approved for second-line therapy for adult patients with relapsed or refractory DLBCL in the U.S. In January 2020, we announced a global collaboration and license agreement with Incyte for the development and commercialization of tafasitamab. Together with Incyte, we are co-promoting Monjuvi in the United States. Incyte holds exclusive rights for development and commercialization outside the U.S. In 2020, we also successfully set up our U.S. organization, which was established to support the launch and ongoing commercialization of Monjuvi. In addition, in 2020, the marketing authorization application (MAA) for tafasitamab was validated in Europe. Preliminary data from the ongoing firstMIND study evaluating tafasitamab as a first-line treatment for DLBCL was also presented in December 2020. In November 2020, together with Incyte, we announced a clinical collaboration agreement with Xencor to evaluate the combination of tafasitamab, lenalidomide and plamotamab – a tumor-targeted bispecific antibody from Xencor – in multiple diseases as part of a broad development plan for tafasitamab. Our product candidate felzartamab (MOR202) is in a phase 1/2 M-PLACE (proof-of-concept) trial in anti-PLA2R-positive membranous nephropathy, an autoimmune disease of the kidneys. In November 2020, the safety run-in phase of this study was completed and the recruitment phase was opened. In April 2020, our partner I-Mab expanded its ongoing phase 3 trial in patients with relapsed or refractory multiple myeloma to mainland China. In September 2020, we announced the U.S. FDA approval of the IND (Investigational New Drug) application together with I-Mab for our product candidate MOR210 for the treatment of patients with advanced solid tumors. As part of our plans to expand our long-term pipeline, we announced a licensing agreement in Novem-ber 2020 with Cherry Biolabs for the use of their Hemibody technology. We are applying the Hemibody technology as part of our CyCAT® dual-targeting approach to explore and advance novel Hemibody-based treatment options for patients with hematological and solid cancers. Our partner Janssen continued to work on the extension of the previous approval for plaque psoriasis of Tremfya® (guselkumab), the first approved and marketed therapeutic antibody based on MorphoSys’ proprietary technology. Tremfya was approved in 2020 in both the U.S. and the EU for the treatment of adult patients with active psoriatic arthritis. Janssen also presented promising interim results from an ongoing study in patients with Crohn’s disease in 2020. Several programs from our long-standing agreement with Novartis entered clinical development in 2020 and resulted in milestone payments to MorphoSys. In 2020, we achieved our goal of becoming a fully integrated biopharmaceutical company with the launch of our first proprietary product. Major advances in other areas are helping to build our long-term success. *see glossary – page 216

Fundamentals of the MorphoSys Group
Group Management Report
53
Financial Statements

Fundamentals of the MorphoSys Group

Organizational Structure and Business Model

The MorphoSys Group, consisting of MorphoSys AG and its subsidiary, discovers, develops and commercializes innovative therapies for patients suffering from cancer and autoimmune diseases.

The registered office of MorphoSys AG is located in Planegg, near Munich, Germany. MorphoSys AG's wholly owned U.S. subsidiary, MorphoSys US Inc., was founded in Boston, Massachusetts, USA, to advance the commercialization of tafasitamab. The Planegg site houses the central corporate functions such as accounting, controlling, human resources, legal, patent, purchasing, corporate communications and investor relations, as well as the two segments Proprietary Development and Partnered Discovery.

Further information on the Group's structure can be found in Note 2.2.1.

Legal Structure of the MorphoSys Group: Group Management and Supervision

The parent company of the MorphoSys Group is MorphoSys AG, a German stock corporation listed in the Prime Standard segment of the Frankfurt Stock Exchange and on the NASDAQ Global Market. In accordance with the German Stock Corporation Act, the Company has a dual management structure with the Management Board as the governing body with its four members (after the departure of Jens Holstein effective November 13, 2020, the Management Board consists of three members. Following the end of the reporting period, Sung Lee has been appointed as Chief Financial Officer (CFO) and member of the Management Board, effective February 2, 2021) appointed and overseen by the Supervisory Board. The Supervisory Board of MorphoSys AG is elected by the Annual General Meeting and currently consists of six members. Detailed information concerning the Group's management and control and its corporate governance principles can be found in the Corporate Governance Report.

Targets and Strategy

MorphoSys AG's mission is to discover, develop and commercialize innovative therapies for patients suffering from serious diseases. MorphoSys is a fully integrated commercial biopharmaceutical company. Its activities focus on hematology-oncology and autoimmune diseases. The Company aims to balance both the short- and long-term potential for growth. Part of the business model is a comprehensive partnering strategy. The pipeline is strategically expanded through targeted in-licensing and co-development. In the majority of cases, development programs are carried out jointly with partner companies. The revenues MorphoSys generates, or intends to generate, from these partnerships are to be used to expand the Company's proprietary portfolio.

MorphoSys possesses extensive knowledge of antibody, protein and peptide technologies and has developed over 100 therapeutic product candidates from the basic principles to clinical phase 3, together with its partners. Three programs are in the most advanced phase 3; two products (Monjuvi and Tremfya) have already received regulatory approvals and have been launched. A total of 28 programs are currently in clinical development.

Currently, the business activities are reported in two segments, the Proprietary Development and Partnered Discovery of antibody candidates. The Proprietary Development segment comprises the development of therapeutic agents based on proprietary technology platforms and on product candidates in-licensed from other companies or co-developed with partners. A decision is made on a case-by-case basis during the clinical phase to determine whether, and at what point, a partnership will be sought for further development and commercialization. Drug candidates can be either fully out-licensed, co-developed with a partner, or developed in-house.

Group Management Report

Fundamentals of the MorphoSys Group

54



MorphoSys also develops antibody candidates on behalf of other companies in the pharmaceutical and biotechnology industries (Partnered Discovery). The resulting contractual payments may include technology and research license fees, success-based milestone payments, and royalties* on product sales. Revenues generated from these partnerships support MorphoSys' long-term business model and help fund proprietary development activities.

In the future, the development of antibody candidates on behalf of other companies will no longer be a focus of business activities. In the first quarter of 2021, MorphoSys will no longer use the Proprietary Development and Partnered Discover segments as part of its regular internal reporting. The previous segment reporting will therefore be reported for the last time on December 31, 2020 for external purposes.

The development of drug candidates is based almost exclusively on MorphoSys' innovative technologies. These include our established antibody and technology platforms HuCAL®*, Ylanthia®* and Slonomics®*, as well as the bispecific technologies OkapY™* and CyCAT. Under the agreement signed with Cherry Biolabs, MorphoSys receives exclusive access to the Hemibody technology*, a novel multispecific antibody technology for the recruitment of effector cells (T cell engager), for several target* molecules. We continue to leverage our resources and know-how so that we can extend and expand these technologies. We intend to complement our portfolio through both internal research and development as well as in-licensing and acquisitions.

Group Management and Performance Indicators

MorphoSys uses financial indicators to steer the Group. These indicators help to monitor the success of strategic decisions and give the Group the opportunity to take quick corrective action when necessary. The Company's management also follows and evaluates selected early indicators so that it can thoroughly assess a project's progress and act promptly should a problem occur. Material non-financial aspects are taken into account in a "Separate Non-Financial Group Report."*

Financial Performance Indicators

The development of the financial performance indicators in the reporting year is described in detail in the chapter "Analysis of Net Assets, Financial Position and Results of Operations". The key financial indicators used to measure the Company's operating performance are revenues, research and development expenses, and earnings before interest and taxes (EBIT – defined as earnings before finance income, finance expenses, income from reversals of impairment/expenses from impairment losses on financial assets, and income taxes).

MorphoSys' business performance is additionally influenced by factors such as liquidity (presented in the following balance sheet items: "cash and cash equivalents," "financial assets at fair value, with changes recognized in profit or loss" and "other financial assets at amortized cost"), operating expenses and segment results. These indicators are also routinely analyzed and evaluated.

In future periods, key figures like revenues, operating expenses as well as research and development expenses will be used as financial performance indicators. A reporting of operating segments will be omitted in the future.

The budget for the respective financial year is approved by the Management Board and Supervisory Board. Subsequent to the approval of the budget, a forecast is made three times within the year, to assess if the Company is on track to achieve its financial goals and progress towards financial guidance. The forecast informs decision making and enables management to take actions to achieve its goals.

* This information is not part of the management report that is subject to audit.

Fundamentals of the MorphoSys Group

Group Management Report

55

Table 03

Development of Key Financial Performance Indicators[1]

in million €	2020	2019	2018	2017	2016
MorphoSys Group					
Revenues	327.7	71.8	76.4	66.8	49.7
Operating Expenses	(309.7)	(179.9)	(136.5)	(133.8)	(109.8)
EBIT[2]	27.4	(107.9)	(59.1)	(67.6)	(59.9)
Liquidity[3]	1,244.0	357.4	454.7	312.2	359.5
Proprietary Development					
Segment Revenues	278.6	34.3	53.6	17.6	0.6
Segment EBIT	22.9	(109.1)	(53.3)	(81.3)	(77.6)
Partnered Discovery					
Segment Revenues	49.1	37.5	22.8	49.2	49.1
Segment EBIT	37.4	26.8	13.3	30.2	31.0

[1] Differences may occur due to rounding.
[2] Contains unallocated expenses (see also Item 3.3 of the Notes): 2020: € 32.9 million; 2019: € 25.7 million; 2018: € 19.2 million
[3] Liquidity presented in the following balance sheet items: as of December 31, 2020. 2019, 2018 "cash and cash equivalents," "financial assets at fair value, with changes recognized in profit or loss" as well as "other financial assets at amortized cost"; as of December 31, 2017 and 2016 "cash and cash equivalents," "available-for-sale financial assets and bonds" as well as "financial assets classified as loans and receivables."

Non-Financial Aspects

The FDA* approval and U.S. marketing launch of Monjuvi in collaboration with Incyte has seen MorphoSys complete its transformation from technology provider to fully integrated biopharmaceutical company. The core task of our Company, however, remains the same: to develop effective and safer drugs for the well-being of patients with serious illnesses. In addition to financial performance indicators, selected non-financial aspects are also taken into account in order to ensure long-term economic success.

*see glossary – page 216

Innovation in research and development remains a key aspect for MorphoSys. Our research and development strategy focuses on high unmet medical need indications, where patients' lives depend on novel treatment options. We aim to improve the lives of these patients by focusing on therapeutic areas that best fit our expertise and at the same time allow us to make best use of our resources.

The approval and U.S. marketing launch of Monjuvi have enabled us to reach patients directly, and for this reason securing access to our medicines became a key factor in the year under review. We make considerable investments in developing potential medicines for patients in need, and do so without guarantee of clinical and commercial success, as many products in research and development phases fail to achieve market authorization. Sustainable revenues from approved and commercially viable products facilitate future investments in our research and development efforts. At MorphoSys, our philosophy is to responsibly price our medicines by balancing the value of the outcomes and innovation they bring to patients and the healthcare system. MorphoSys is dedicated to supporting patients throughout their treatment journeys, and we are working together to help remove access barriers for patients with limited or no insurance coverage. As part of this commitment, MorphoSys provides patient support programs offering financial assistance, ongoing education and other resources to eligible patients who are prescribed MorphoSys medicines.

Detailed information on the sustainability strategy and key areas of activity of MorphoSys can be found in the "Separate Non-Financial Group Report."•

• This information is not part of the management report that is subject to audit.

Financial Statements

Group Management Report
Fundamentals of the MorphoSys Group
56

Leading Indicators

MorphoSys follows a variety of leading indicators to monitor the macroeconomic environment, the industry and the Company itself. At the Company level, economic data is gathered on the progress of the segments' individual programs. MorphoSys uses general market data and external financial reports to acquire information on leading macroeconomic indicators such as industry transactions, changes in the legal environment and the availability of research funds and reviews these data carefully.

Market analyses that assess the medical need for innovative therapies for serious diseases, with a focus on cancer and autoimmune diseases, but also generally in relation to new technologies in the market, serve as early indicators of business development. By continuously monitoring the market, MorphoSys can quickly respond to trends and requirements and initiate its own activities or partnerships.

For active collaborations, a joint steering committee meets regularly (usually two to four times per year) to update and monitor the programs' progress. These ongoing reviews give the Company a chance to intervene at an early stage if there are any negative developments and provide it with information about expected interim goals and related milestone payments well in advance. Partners in non-active collaborations regularly provide (once per year) MorphoSys with written reports so that the Company can follow the progress of therapeutic programs.

Commercialization

In July 2018, MorphoSys established a subsidiary in the United States – MorphoSys US Inc. – in preparation for the potential marketing approval of tafasitamab. The subsidiary's registered office is located in Boston, Massachusetts, USA. In the course of the reporting year, MorphoSys hired a Chief Operating Officer to lead global commercial operations and oversee the Company's U.S. operations and completed the staffing of its sales organization well ahead of an anticipated launch.

During the first half of 2020, MorphoSys continued to ramp up its activities to prepare for an anticipated accelerated approval and U.S. launch of tafasitamab. Approaches were successfully adapted to the special circumstances encountered with the COVID 19 pandemic, which included a variety of virtual tools to onboard team members and to initiate, maintain and grow connections with key stakeholders. The sales organization was fully staffed with oncology sales representatives who know the hematology-oncology market and the key experts very well. MorphoSys conducted comprehensive market research to better understand customer needs and develop product differentiation. With a deep understanding of the landscape based on previous experience, MorphoSys' market access team engaged with the relevant stakeholders. The medical affairs team continuously engaged with key opinion leaders using virtual platforms, supporting scientific exchanges and sponsoring continuing medical education (CME) programs. They also participated in virtual symposia, lectures and clinical trial* engagements. At the end of 2020, MorphoSys US Inc. had 136 people employed as part of, or to support, its commercial structure.

On July 31, 2020, Monjuvi in combination with lenalidomide was approved by the FDA for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL*) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT*). This is the first FDA approval of a second-line treatment for adult patients with relapsed or refractory DLBCL in the U.S. The safety and tolerability profile supports a paradigm shift towards treating patients to progression, potentially allowing for long-term disease control. Monjuvi is accessible to patients in both community care and academic settings as an off-the-shelf product administered by a standard intravenous infusion that is easy to administer and does not require hospitalization or heavy monitoring.

Following approval, Monjuvi was shipped within days and the first patient was treated in less than two weeks. The sales and medical teams of MorphoSys and Incyte continue to use a combination of virtual forms of communication and in-person interactions to be able to adapt to challenges related to the COVID 19 pandemic in the U.S.

Upon approval, MorphoSys and Incyte launched My Mission Support, a robust patient support program offering financial assistance, ongoing education and other resources to eligible patients who are prescribed Monjuvi in the U.S. The program was launched to support patients throughout their treatment journeys and to help lower patient access barriers.

In August 2020, Monjuvi was included in the latest National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas. Specifically, the NCCN Guidelines in the United States were updated to include Monjuvi in combination with lenalidomide with a Category 2A designation as an option for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma who are ineligible for ASCT. Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions.

Fundamentals of the MorphoSys Group
Group Management Report
57
Financial Statements

Research and Development

2020 Business Performance

As a fully integrated biopharmaceutical company, MorphoSys made solid progress in the 2020 financial year in advancing product candidates at various stages of development.

The key measures of value for MorphoSys' research and development activities include:

- Project launches and the advancement of individual development programs
- Clinical and preclinical research results
- Regulatory guidance of healthcare authorities for the approval of individual therapeutic programs
- Collaborations and partnerships with other companies to expand our technology base and expand our drug pipeline, as well as to commercialize our therapeutic programs
- Strong patent protection to secure MorphoSys' market position

Proprietary Development

As of December 31, 2020, there were eleven proprietary development programs, four of which were either fully out-licensed or out-licensed in specific regions only. A total of three of these programs were in clinical development, one was in preclinical development and six were in the drug discovery phase. The clinical development of MOR106 is currently stopped. Monjuvi is already available on the market.

Our activities in the Proprietary Development segment are currently focused on the following clinical candidates:

- Tafasitamab – an antibody for the treatment of B-cell malignancies and the most advanced program in the Proprietary Development segment. On July 31, 2020, Monjuvi in combination with lenalidomide received FDA accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplantation (ASCT).
- Felzartamab* (MOR202) – MorphoSys currently evaluates the therapeutic potential in autoimmune diseases. In November 2017 MorphoSys entered into a regional license agreement with I-Mab for the development in China, Hong Kong, Macao and Taiwan I-Mab is currently pursuing development in multiple myeloma.
- Otilimab*, the antibody for which GlaxoSmithKline (GSK) is currently conducting clinical trials for the treatment of rheumatoid arthritis*. The program originated as a proprietary MorphoSys program and was fully out-licensed to GSK in 2013.

In addition to the programs listed above, several proprietary programs are in the early stages of research and development. These include MOR210/TJ210, an antibody that was out-licensed to I-Mab in November 2018 for China and certain other countries in Asia. On September 17, 2020, the FDA approved the IND* application for MOR210/TJ210 for the treatment of patients with relapsed or refractory advanced solid tumors, and on January 25, 2021, we announced with I-Mab that the first patient was dosed in the U.S.

Tafasitamab

Overview

Tafasitamab (MOR208, formerly Xmab5574) is a humanized monoclonal antibody directed against the CD19* antigen*. CD19 is selectively expressed on the surface of B-cells*, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth, making CD19 a potential target structure for the treatment of B-cell malignancies.

Clinical development of tafasitamab is currently focused on B-cell non-Hodgkin's lymphoma (NHL*) and diffuse large B-cell lymphoma (DLBCL) in particular.

Lymphomas collectively represent approximately 5% of all cancers diagnosed in the United States. The group of NHL diseases are the most prevalent of all lymphoproliferative diseases. According to the National Cancer Institute, an estimated 77,240 new cases occurred in the United States in 2020 ("Cancer Stat Facts 2020: Non-Hodgkin's Lymphoma"). DLBCL is the most frequent type of NHL in adults and accounts for approximately one-third of all NHL cases globally. The current first-line treatment of B-cell lymphomas, including DLBCL, most commonly consists of a combination chemotherapy regimen plus the antibody rituximab, also referred to commonly as R-CHOP* (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine and prednisone). Yet, despite the therapeutic success of frontline R-CHOP in DLBCL, up to 40% of patients either do not respond to the treatment (are refractory) or relapse after initial treatment with fast disease progression.

*see glossary – page 216

The market research and consulting firm GlobalData expects the therapeutic market for non-Hodgkin's lymphoma (NHL) to reach approximately US$ 9 billion in 2024 (report "B-cell NHL: Opportunity Analysis 2017–2027").

Group Management Report
Fundamentals of the MorphoSys Group
58

Operational development

Tafasitamab is being developed pursuant to a collaboration and license agreement entered into with Xencor, Inc. (Xencor) in June 2010. Under this agreement, Xencor grants MorphoSys an exclusive worldwide license to tafasitamab for all indications.

On January 13, 2020, MorphoSys and Incyte announced the signing of a collaboration and license agreement for the global further development and commercialization of MorphoSys' proprietary anti-CD19 antibody tafasitamab. Under the terms of the agreement, MorphoSys and Incyte will develop tafasitamab broadly in relapsed or refractory (r/r*) DLBCL and first-line DLBCL, as well as in additional indications beyond DLBCL, such as follicular lymphoma (r/r FL*), marginal zone lymphoma (r/r MZL*) and chronic lymphocytic leukemia (r/r CLL*). Incyte is responsible for initiating a phase 1b combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in r/r B-cell disease, as well as for a pivotal phase 3 study in r/r FL. MorphoSys continues to be responsible for its ongoing clinical trials of tafasitamab in non-Hodgkin's lymphoma (NHL) as well as in CLL, r/r DLBCL and the first-line treatment of patients with DLBCL. MorphoSys and Incyte share responsibility for initiating additional global clinical trials, and Incyte intends to pursue development in other territories such as Japan and China.

MorphoSys submitted a Biologics License Application (BLA*) to the U.S. Food and Drug Administration (FDA) in late December 2019 for tafasitamab in combination with lenalidomide in the treatment of r/r DLBCL. In early March 2020, MorphoSys announced that the FDA had formally accepted the application and had granted tafasitamab priority review. The FDA set a Prescription Drug User Fee Act (PDUFA*) goal date of August 30, 2020.

On July 31, 2020, the FDA approved Monjuvi in combination with lenalidomide in the U.S. for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplantation (ASCT). This was the first FDA approval of a second-line therapy for adult patients with relapsed or refractory DLBCL in the United States. Monjuvi was approved by the FDA under an accelerated approval process one month prior to the PDUFA date. This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). MorphoSys and Incyte are co-commercializing Monjuvi in the United States.

On May 20, 2020, MorphoSys and Incyte announced the validation of the European Marketing Authorization Application (MAA*) for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). The validation of the MAA by the European Medicines Agency (EMA*) confirmed that the formal review process could begin.

Clinical development

The focus of tafasitamab's clinical development is on NHL. In DLBCL, MorphoSys intends to position tafasitamab as a backbone treatment for all patients suffering from DLBCL, irrespective of the line of treatment or a possible combination treatment. Both the L-MIND and B-MIND* studies are focused on those patients with r/r DLBCL who are not candidates for high-dose chemotherapy (HDC*) and ASCT. For this group of patients, the treatment options prior to the approval of tafasitamab in the U.S. were limited and not sufficiently effective. The firstMIND* study includes patients with newly diagnosed DLBCL and is expected to pave the way for frontMIND*, a pivotal phase 3 study in first-line patients that will begin in 2021.

In May 2020, MorphoSys and Incyte announced follow-up results from the ongoing phase 2 L-MIND study investigating the combination of tafasitamab and lenalidomide for the treatment of patients with r/r DLBCL. The data, based on a November 30, 2019 cut-off date, confirmed previously reported primary analysis data. In this long-term analysis of the L-MIND data, 80 patients were included in the efficacy analysis. After a minimum follow-up period of two years, the results were consistent with the primary analysis and confirmed the duration of response (DoR*) and overall survival (OS*). An assessment by an independent review committee (IRC) at data cut-off showed an objective response rate (ORR*) of 58.8 % and a complete response (CR) rate of 41.3 %. Median duration of response (mDOR) was 34.6 months, with median overall survival* (mOS) of 31.6 months and median progression-free survival (mPFS) of 16.2 months. The safety profile was consistent with that observed in the primary analysis. The full results were presented at the 25th European Hematology Association (EHA) Annual Congress held virtually in June 2020.

The efficacy of the tafasitamab-lenalidomide combination therapy from the L-MIND study was compared to the efficacy results of lenalidomide monotherapy based on real-world data of patients (RE-MIND*, retrospective observational study). To carry out this comparison, RE-MIND collected the efficacy data from 490 r/r DLBCL patients who met L-MIND's key qualification criteria and had received lenalidomide monotherapy in the U.S. or the EU. To match these with patients from the L-MIND trial, the qualifying characteristics for matched patients in both trials were specified in detail in advance. As a result, 76 eligible RE-MIND patients were identified and matched 1:1 to 76 of 80 L-MIND patients based on important baseline characteristics. Objective response rates (ORR) were validated based on this subset of 76 patients for RE-MIND and L-MIND, respectively.

Results comparing L-MIND to RE-MIND were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting, held as a virtual conference in May 2020. The primary endpoint

Fundamentals of the MorphoSys Group
Group Management Report
59
Financial Statements

of RE-MIND was met, demonstrating a statistically significant superior best ORR of the tafasitamab-lenalidomide combination compared to lenalidomide monotherapy. The ORR was 67.1 % for the tafasitamab-lenalidomide combination compared to 34.2 % for lenalidomide monotherapy. Superiority was consistently observed across all secondary endpoints, including complete response (CR*) rate (39.5 % for tafasitamab-lenalidomide combination versus 11.8 % for lenalidomide monotherapy) and in pre-specified statistical sensitivity analyses. There was also a significant difference observed in median overall survival (mOS), which had not yet been reached in the tafasitamab-lenalidomide combination as compared to 9.3 months in the lenalidomide monotherapy (hazard ratio 0.47).

Based on the data from the primary analysis of both studies and the results of the tafasitamab monotherapy study in NHL, MorphoSys submitted a Biologics License Application (BLA) to the FDA for tafasitamab in combination with lenalidomide for the treatment of r/r DLBCL in late December 2019. In March 2020, MorphoSys announced that the BLA had been accepted for submission by the FDA and granted priority review. The goal date for PDUFA was August 30, 2020. On July 31, 2020, the FDA approved Monjuvi in combination with lenalidomide in the U.S. for the treatment of adult patients suffering from relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, who are not candidates for ASCT (see section "Operational Development" above). The approval was based primarily on data from the MorphoSys-sponsored phase 2 L-MIND study (primary analysis cut-off date: November 30, 2018). Clinical data in the FDA prescribing information showed an ORR of 55 % (primary endpoint) and a CR of 37 %. The mDOR was 21.7 months (key secondary endpoint).

In May 2020, MorphoSys and Incyte announced the validation of the European Marketing Authorization Application (MAA) for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). The validation of the MAA by the European Medicines Agency (EMA) confirmed that the formal assessment process could begin. As in the U.S., the marketing authorization application submitted by MorphoSys was based on data from the L-MIND study and supported by RE-MIND as described above. If approved, Incyte will receive the marketing authorization as well as exclusive marketing rights for tafasitamab in Europe.

In December 2020, long-term data analyses of the L-MIND study were presented at the 62nd American Society of Hematology Annual Meeting & Exposition (ASH). It was shown that treatment with tafasitamab in combination with lenalidomide had resulted in long-lasting remissions after a follow-up of at least two years. At the time of analysis, patients continued to experience long median duration of response (mDoR) of 34.6 months and median overall survival (mOS) of 31.6 months. The data also showed that treatment with tafasitamab plus lenalidomide taken for 12 cycles, followed by monotherapy with tafasitamab until disease progression, caused no unexpected adverse effects.

The phase 2/3 study, B-MIND, initiated in September 2016, is evaluating the safety and efficacy of administering tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to administering the anticancer drug rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC or ASCT. The study has been in the phase 3 part since mid 2017. MorphoSys expects top-line results from the study to be available in 2022.

In addition to the aforementioned clinical development in r/r DLBCL, MorphoSys initiated a randomized phase 1b clinical trial in first-line therapy in patients with DLBCL (firstMIND) at the end of 2019. The study completed enrollment earlier than anticipated and is evaluating the safety (primary endpoint) and preliminary efficacy of tafasitamab or tafasitamab plus lenalidomide in combination with R-CHOP (the current standard of care) in patients with newly diagnosed DLBCL. This study is expected to pave the way to frontMIND, a pivotal phase 3 trial of tafasitamab in first-line DLBCL that is expected to begin in 2021 and enroll up to 880 patients. Preliminary data from the firstMIND study were presented at the December 2020 ASH meeting and indicated that tafasitamab plus lenalidomide in combination with R-CHOP had an expected safety profile and that adding tafasitamab plus lenalidomide to R-CHOP did not impair the dosing of R-CHOP. An interim evaluation regarding response was performed in 45 patients after three cycles. In both study arms combined, 41 of 45 patients (91.1 %) had an objective response according to the Lugano 2014 classification. MorphoSys and Incyte plan to initiate the phase 3 frontMIND study evaluating tafasitamab plus lenalidomide in combination with R-CHOP versus R-CHOP as first-line treatment for patients with newly diagnosed DLBCL.

In addition to these combination studies in DLBCL, MorphoSys has been investigating tafasitamab in a phase 2 combination study in the indications CLL or small B-cell lymphoma (SLL*) since December 2016. The COSMOS* study is evaluating specifically the safety of tafasitamab in combination with the anticancer drugs idelalisib (cohort A) and venetoclax (cohort B). The study enrolled patients who either did not respond to or did not tolerate prior therapy with a Bruton tyrosine kinase inhibitor*. Data from the primary analysis of both cohorts were presented at the ASH conference in Orlando in December 2019.

Incyte is responsible for initiating a combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in relapsed or refractory B-cell malignancies, as well as initiating a pivotal phase 3 study (inMIND*) in patients with relapsed or refractory follicular lymphoma (r/f FL) as well as in patients with relapsed

*see glossary – page 216

Group Management Report

Fundamentals of the MorphoSys Group

60

or refractory marginal zone lymphoma (r/r MZL). The global randomized study, which is expected to begin in 2021 and enroll approximately 600 patients, will compare the safety and efficacy of tafasitamab in combination with rituximab and lenalidomide to the safety and efficacy of rituximab in combination with lenalidomide.

In November 2020, MorphoSys and Incyte announced a clinical collaboration agreement with Xencor to investigate the combination of tafasitamab, lenalidomide and plamotamab – a tumor-targeted bispecific antibody from Xencor with both a CD20*-binding domain and a cytotoxic T-cell (CD3*) binding domain – in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL). Under the agreement, the companies plan to initiate a phase 1/2 trial evaluating the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory DLBCL. The companies also plan to evaluate this combination in relapsed or refractory FL and first-line DLBCL patients in multiple phase 1b trials. MorphoSys and Incyte will provide tafasitamab for the studies, which will be sponsored and funded by Xencor and are planned to be conducted in North America, Europe and Asia-Pacific.

Felzartamab (MOR202)

Overview

Felzartamab (MOR202) is a recombinant human monoclonal HuCAL-IgG1-antibody directed against a unique epitope of the target molecule CD38*. CD38 is a surface antigen broadly expressed on malignant myeloma cells as well as on antibody producing plasmablasts and plasma cells, the latter playing an important role in the pathogenesis of antibody-mediated autoimmune diseases.

Recently, data from a MorphoSys sponsored, phase 1/2a study investigating felzartamab (MOR202) in relapsed or refractory multiple myeloma patients were published (Raab et al., 2020). In this study, felzartamab (MOR202) induced a distinct reduction of M-protein, an abnormal IgG fragment (paraproteine) secreted by multiple myeloma cells known to have deleterious effects on kidney and immune system functioning. Felzartamab's (MOR202) ability to deplete plasma cells was indirectly demonstrated by a reduction of Tetanus Toxoid vaccination titers no later than 2 weeks after treatment start.

Preclinical and clinical results suggest that felzartamab (MOR202) could have therapeutic activity in autoantibody caused autoimmune diseases, such as but not limited to membranous nephropathy.

Ongoing clinical studies

In October 2019, we initiated a phase 1/2 trial for the treatment of anti-PLA2R-positive membranous nephropathy*, an autoimmune disease affecting the kidneys. This proof-of-concept trial called M-PLACE* is an open-label, multi-center study and will primarily evaluate the safety and tolerability of felzartamab (MOR202). Secondary endpoints are the effect of felzartamab (MOR202) on serum antibodies against PLA2R and the evaluation of the immunogenicity and pharmacokinetics of felzartamab (MOR202); an exploratory goal is to determine clinical efficacy. Due to the COVID 19 pandemic, MorphoSys had temporarily paused the screening and enrollment of patients for the M-PLACE trial in the spring of 2020. MorphoSys has since resumed patient enrollment, and the first patient was dosed in the U.S. in late July 2020. In November 2020, the safety run-in phase of the study ended and the further enrollment phase was opened. In February 2021, MorphoSys achieved the milestone First Patient Treated in the Phase 2 New-PLACE* study, which in coherence with M-PLACE is designed to identify the optimal felzartamab (MOR202) dosing schedule for the treatment of patients with anti-PLA2R-positive membranous nephropathy.

In April 2020, MorphoSys and I-Mab announced that the first patient had received treatment in a phase 3 clinical trial in mainland China to evaluate felzartamab (MOR202/TJ202) in combination with lenalidomide plus dexamethasone in patients with relapsed or refractory (r/r) MM*. This study (NCT03952091) is a randomized, open-label, parallel-controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab (MOR202/TJ202), lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who received at least one prior line of treatment. The multi-center study had been previously initiated in April 2019 at sites in Taiwan, and has officially started in mainland China as part of a coordinated effort to accelerate the study. I-Mab is also evaluating felzartamab (MOR202/TJ202) as a third-line therapy in patients with r/r MM in a phase 2 trial that started in March 2019. Both studies are considered pivotal in this region.

Regional agreement with I-Mab Biopharma

MorphoSys has an exclusive regional licensing agreement for felzartamab (MOR202) with I-Mab Biopharma (I-Mab). Under the terms of the agreement signed in November 2017, I-Mab has the exclusive rights to develop and commercialize felzartamab (MOR202) in China, Taiwan, Hong Kong and Macao. Upon signing the agreement, MorphoSys received an immediate upfront payment of US$ 20 million. We are also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to US$ 100 million, as well as tiered double-digit royalties on net sales of felzartamab (MOR202) in the agreed regions.

Fundamentals of the MorphoSys Group
Group Management Report
61
Financial Statements

Otilimab

Overview

Otilimab (formerly MOR103/GSK3196165) is a fully human HuCAL-IgG1-antibody directed against granulocyte-macrophage colony-stimulating factor (GM-CSF*). Due to its diverse functions in the immune system, GM-CSF can be considered a target for a broad spectrum of anti-inflammatory therapies such as those in rheumatoid arthritis (RA). RA is a chronic inflammatory disease that affects the synovial membrane of the joints and is accompanied by painful swelling that can lead to bone destruction and joint deformity.

MorphoSys discovered otilimab and advanced the antibody into clinical development before fully out-licensing the program to GlaxoSmithKline (GSK) in 2013. GSK is now independently developing the antibody for the treatment of RA and bears all costs incurred. MorphoSys participates in the potential development and commercialization success of the program through milestone payments totaling up to € 423 million and tiered, double-digit royalties on net sales. In 2013, MorphoSys received a payment of € 22.5 million.

The total market for RA drugs is growing steadily. According to the market research and consulting firm Decision Resources, the market for RA drugs will reach € 26.9 billion (US$ 33.1 billion) in 2020 in G7 countries (report entitled "Market Forecast Assumptions Rheumatoid Arthritis 2019–2029"). MorphoSys believes that otilimab has the potential to become the first anti-GM-CSF antibody to receive marketing approval for the treatment of RA.

Ongoing clinical studies

In mid 2019, GSK announced the initiation of a phase 3 program in RA called ContRAst, which resulted in a milestone payment of € 22.0 million to MorphoSys. This phase 3 program includes three pivotal studies as well as a long-term extension study, and is evaluating the antibody in patients with moderate to severe RA. In addition, GSK has initiated in 2020 a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary disease associated with COVID 19. GSK reported in preliminary results of the OSCAR study in February 2021. Given these data suggest an important clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK has amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments of € 16 million to MorphoSys.

MOR210

Overview

MOR210 is a human antibody directed against C5aR*, derived from our HuCAL library. C5aR, the receptor of complement factor C5a*, is being investigated as a potential new drug target in the fields of immuno-oncology and autoimmune diseases. Tumor cells generate high levels of C5a, which is believed to contribute to an immuno-suppressive and, consequently, tumor growth-promoting microenvironment by recruiting and activating myeloid suppressor cells (MDSCs). MOR210 is engineered to neutralize the immuno-suppressive function of MDSCs by blocking the interaction between C5a and its receptor and enabling the immune system to fight the tumor.

Regional agreement with I-Mab Biopharma

In November 2018, we announced that we had entered into an exclusive strategic collaboration and regional licensing agreement with I-Mab. Under the agreement, I-Mab has exclusive rights to develop and commercialize MOR210/TJ210 in China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains rights in the rest of the world. The agreement deepens our existing partnership with I-Mab and builds on the existing collaboration to develop felzartamab (MOR202).

Under the agreement, I-Mab will exercise exclusive rights to develop and commercialize MOR210/TJ210 in the territories covered by the agreement. With our support, I-Mab will conduct and fund all worldwide development activities for MOR210/TJ210, including clinical trials in China and the U.S., up to proof-of-concept in oncology.

In September 2020, the FDA approved the IND application for MOR210/TJ210 for the treatment of patients with relapsed or refractory advanced solid tumors. The first patient has been dosed in a phase 1 clinical study evaluating the safety, tolerability, pharmacokinetics and pharmacodynamics of MOR210/TJ210 in the United States in January 2021.

Partnered Discovery

At the end of 2020, one Partnered Discovery program had received approval, 25 programs were in clinical development, 26 Partnered Discovery product candidates were in preclinical development and 54 were in the drug discovery phase. Below, we present our most advanced programs and a recently expanded strategic partnership.

Tremfya – a HuCAL antibody targeting IL 23 developed and commercialized by our partner Janssen in plaque psoriasis* and other indications. Tremfya has been approved in the United States, Canada, the European Union, Japan and a number of other countries.

Gantenerumab – a HuCAL antibody targeting amyloid beta* in phase 3 clinical development for the treatment of Alzheimer's disease by our partner Roche.

*see glossary – page 216

Group Management Report

Fundamentals of the MorphoSys Group

62



Other programs – in addition to the two programs described, we have a large number of programs in various stages of research and development stemming from our partnerships with major pharmaceutical companies.

LEO Pharma – we have a strategic partnership with LEO Pharma for the research and development of therapeutic antibodies for the treatment of skin diseases.

Tremfya® (Guselkumab)

Overview

Tremfya is a human HuCAL antibody targeting the p19 subunit of IL 23 that is being developed and commercialized by Janssen. It is the first commercial product based on our proprietary technology. It is approved for the treatment of patients with moderate to severe psoriasis (plaque psoriasis) in the United States, Canada, the European Union, Japan, China and a number of other countries. In Japan, it is also approved for the treatment of patients with various forms of psoriasis, psoriatic arthritis and palmoplantar pustulosis.

In July 2020, Janssen announced FDA approval of Tremfya for the treatment of adults with active psoriatic arthritis. In December 2020, Janssen reported approval by the European Commission for the use of Tremfya in the treatment of adult patients with active psoriatic arthritis who have had an inadequate response or have not tolerated prior disease-modifying antirheumatic drug (DMARD) therapy.

Psoriasis is a chronic, autoimmune inflammatory disorder of the skin characterized by abnormal itching and physically painful skin areas. It is estimated that around 125 million people worldwide are affected by psoriasis, a quarter of who suffer from a moderate to severe form of the disease. The market research and consulting company Decision Resources estimates the market for psoriasis drugs, which was worth approximately € 19 billion (approximately US$ 23 billion) in 2020, will rise to approximately € 23 billion (approximately US$ 28 billion) in 2029 (in G7 countries) (report "Market Forecast Assumptions Psoriasis 2019–2029").

Psoriatic arthritis is an inflammatory arthritis characterized by painful, swollen, stiff and tender joints and is associated with psoriasis. According to market research and consulting firm Decision Resources (report entitled "Market Forecast Assumptions Psoriatic Arthritis 2019–2029"), this market is expected to reach approximately € 6.9 billion (approximately US$ 8.5 billion) in 2021 and approximately € 8 billion (approximately US$ 10 billion) in 2029 (in G7 countries).

In October 2020, Janssen presented interim data from the GALAXI 1 study at the United European Gastroenterology Week virtual congress, which demonstrated results at week 12 in adult patients with moderately to severely active Crohn's disease* (CD) treated with Tremfya. Tremfya produced significant improvements compared to placebo across all key clinical and endoscopic outcome measures, with a safety profile consistent with approved indications.

In addition to the indications for which approval has already been granted (psoriasis, psoriatic arthritis and palmoplantar pustulosis), Tremfya is currently being evaluated in clinical trials in a number of other indications: Crohn's disease (phase 2/3 and phase 3 studies), ulcerative colitis* (phase 2 and phase 2b/3 studies), pityriasis rubra pilaris and hidradenitis suppurativa (both phase 2 studies), and familial adenomatous polyposis (phase 1b study).

MorphoSys receives royalties on net sales of Tremfya and is also entitled to milestone payments on selected future development activities.

Gantenerumab

Overview

Gantenerumab is a HuCAL antibody targeting amyloid beta and is being developed by our partner Roche as a potential treatment for Alzheimer's disease. Amyloid beta refers to a group of peptides that play an important role in Alzheimer's disease as they are the main component of the amyloid plaques found in the brain of Alzheimer's patients. Gantenerumab binds to the N-terminus and a section in the middle of the amyloid beta peptide. The antibody appears to prevent the formation of amyloid plaques and amyloid oligomers and could also lead to their elimination by recruiting microglial cells. According to the market research and consulting company Decision Resources, the value of the global market for the treatment of Alzheimer's disease is expected to reach approximately US$ 17.5 billion in 2029 (report entitled "Market Forecast Assumption Alzheimer's Disease 2019–2029").

According to figures from the Alzheimer's Association, more than 5 million people in the United States live with Alzheimer's disease, and this number is expected to triple by 2050. Alzheimer's is the sixth-leading cause of death in the United States (https://www.alz.org/alzheimers-dementia/facts-figures).

Fundamentals of the MorphoSys Group
Group Management Report
63
Financial Statements

Ongoing clinical studies

In June 2018, we announced that our partner Roche initiated a new phase 3 development program for patients with Alzheimer's disease. The program consists of two phase 3 trials – GRADUATE 1 and GRADUATE 2 – which are expected to enroll more than 2,000 patients in up to 350 study centers in more than 30 countries worldwide. The two multi-center, randomized, double-blinded, placebo-controlled studies are investigating the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer's disease. The primary endpoint for both studies is the assessment of the signs and symptoms of dementia, measured as the clinical dementia rating-sum of boxes (CDR-SOB) score. Both studies have an estimated primary completion date in 2022. Patients receive a significantly higher dose of gantenerumab than in Roche's previous trials as a subcutaneous injection.

Other Programs

Other partnered discovery programs continued to make progress in 2020, including the advancing clinical development of four programs from MorphoSys' long-standing collaboration with Novartis. In June and November 2020, the 15th and 16th antibodies, respectively, from the collaboration with Novartis entered clinical development, triggering two separate milestone payments to MorphoSys. According to information on www.clinicaltrials.gov, in September 2020, Novartis initiated a phase 2 clinical trial for NOV 14 (CSJ117) in 625 patients suffering from severe uncontrolled asthma and for NOV 8 (CMK389) in 66 patients with chronic pulmonary sarcoidosis.

Patents

Our proprietary technologies and drug candidates derived therefrom are our most valuable assets. It is therefore crucial to our success that these assets are appropriately protected through, for example, patents and patent filings. This is the only way we can ensure that these assets are exclusively utilized. It is also the reason our Intellectual Property (IP) department seeks out the best strategy to protect our products and technologies. The rights of third parties are also actively monitored and respected.

Our core technologies form the basis for the Company's success. All our technologies are protected by numerous patent families. For our Ylanthia antibody library*, patents have been granted in all major territories, including Europe, the U.S. and Asian markets. For other technologies, such as the dual targeting-based CyCAT concept, patents have been in-licensed to ensure freedom of action.

*see glossary – page 216

Our development programs are also protected by numerous patent families. Next to our patents protecting the drug candidates themselves, we have filed additional patent applications that cover other aspects of the programs. The relevant patents for our development candidates otilimab (out-licensed to GSK) and felzartamab (MOR202), which has been out-licensed to I-Mab for China, Hong Kong, Macao and Taiwan, do not expire before 2026 (this date does not take into account possible additional protection of up to five years through supplementary protection certificates and lifetime extensions). The tafasitamab program is also protected by numerous patents with core patents to expire on schedule in 2029 (U.S.) and 2027 (Europe). These expirations do not include the added protection of up to five years that is possible through supplementary protection certificates or lifetime extensions. An application to extend the term in the U.S. has been filed. Patents for the tafasitamab program are being pursued in close coordination with our partner Incyte. All of our development programs have also been granted regulatory exclusivity.

The programs developed jointly with or for partner companies are also fully protected by patents. Our patent department works closely with the corresponding partners. The patents for these drug development programs have a lifetime that far exceeds the term of the underlying technology patents. We are also monitoring our competitors' activities so that we can take any steps necessary if required.

During the 2020 financial year, we further consolidated the patent protection of our development programs and growing technology portfolio, which are the core value drivers of our Company. We currently have more than 70 different proprietary patent families worldwide, in addition to the numerous patent families we pursue with our partners.

Group Management Report
Fundamentals of the MorphoSys Group
64

Other Business Activities

Technologies

MorphoSys has developed a number of technologies that provide direct access to human antibodies for the treatment of diseases. MorphoSys has historically used these technologies for programs in both its Proprietary Development and Partnered Discovery segments, and is now primarily focused on expanding its own pipeline with these and other technologies. MorphoSys' most important technologies include HuCAL, a collection of several billion fully human antibodies, and a system for their optimization. Another important platform is Ylanthia: a large antibody library representing the next generation of antibody technologies. Ylanthia is based on an innovative concept for generating highly specific and fully human antibodies. With Ylanthia, MorphoSys has set a new standard in therapeutic antibody development and will continue to preferentially use this technology to identify antibody candidates for its proprietary pipeline. With Slonomics, MorphoSys has a patent-protected, fully automated gene synthesis and modification technology to generate highly diverse gene libraries in a controlled process, for example to improve antibody properties.

Another pioneering technology recently developed by MorphoSys is the OkapY bispecific antibody technology. MorphoSys' OkapY technology is a new proprietary "2+1" bispecific antibody format that has excellent physicochemical properties that contribute significantly to the ease of development and large-scale production of such molecules. MorphoSys' innovative effector T-cell recruiting bispecific antibody platform is based on OkapY technology. In these molecules, a novel CD3 binder identified from the Ylanthia library is combined with the OkapY format, ensuring optimal effector T-cell recruitment and activation, allowing maximum tumor cell killing.

In November 2020, MorphoSys and Cherry Biolabs, a spin-off of the University Hospital of Würzburg, Germany, announced the signing of a licensing agreement granting MorphoSys the rights to apply Cherry Biolabs' innovative, multispecific Hemibody technology to six exclusive targets. Combined with MorphoSys' expertise in antibody technologies, the Hemibody technology offers the potential to generate novel T-cell engaging medicines with higher precision and better safety profiles for the treatment of cancer patients. We intend to further develop Hemibody technology in the context of our CyCAT dual-targeting platform to advance novel Hemibody-based treatment options for patients with hematological and solid cancers.

Drug Development

MorphoSys has a broad development pipeline and develops drugs using its own research and development (R&D) and in collaboration with pharmaceutical and biotechnology partners and academic institutions.

Our core business is the development of new therapies for patients suffering from serious diseases. The first therapeutic agent Tremfya, based on MorphoSys' proprietary technology and developed by our licensee Janssen, received marketing authorization in 2017 for the treatment of psoriasis. Tremfya is currently approved in 76 countries for the treatment of adults with moderate to severe plaque psoriasis who are eligible for systemic therapy or phototherapy. It is also approved in Brazil, Canada, Ecuador, Japan, Taiwan and the U.S. for the treatment of adult patients with active psoriatic arthritis (PsA*). Figure 03 shows the revenue development of the MorphoSys Group broken down into the two business segments Proprietary Development and Partnered Discovery. These segments are presented in more detail in the chapter "Targets and Strategy" above.

» see figure 03 – Revenues of the Morphosys Group by Segment (page 65)
*see glossary – page 216

We have become a fully integrated biopharmaceutical company developing and commercializing proprietary medicines. Our programs in the Proprietary Development segment have been crucial in achieving this. Our activities focus on cancer treatments, but we also conduct selected programs in inflammatory diseases.

The ability of monoclonal antibodies to bind to specific antigens on tumors or activate the immune system against cancer to unleash a therapeutic effect in patients has led to their dominant role in targeted cancer therapies. According to the report "2019 Global Oncology Trends" published by the IQVIA Institute, spending to treat cancer patients in 2018 reached almost € 122 billion (almost US$ 150 billion). The global market for oncology therapies is predicted to reach nearly € 195 billion (nearly US$ 240 billion) by the end of 2023. Chronic inflammatory and autoimmune diseases affect millions of patients worldwide and impose an enormous social and economic burden.

Fundamentals of the MorphoSys Group
Group Management Report
65
Financial Statements

Figure 03
Revenues of the MorphoSys Group by Segment (in million €)[1]

[1] Differences due to rounding.


Partnered Discovery
Proprietary Development
Total
49.7
66.8
76.4
71.8
327.7
49.1
0.6
49.2
17.6
22.8
53.6
37.5
34.3
49.1
278.6
2016
2017
2018
2019
2020

MorphoSys' most advanced Proprietary Development programs are described in the Research and Development section.

Our clinical-stage Partnered Discovery programs are developed entirely under the control of our partners. These programs include not only those in our core area of oncology but also in indications where we have not established proprietary expertise. The most advanced Partnered Discovery programs are outlined in the Research and Development section.

Influential Factors

Good public medical care is a political goal in many countries. The need for new forms of therapy is growing as a result of demographic change. Certain cost containment measures in Europe and the U.S. risk limiting access to innovation for patients and could slow the industry's investment in the development of new therapies.

Regulatory approval processes in the U.S., Europe and elsewhere are lengthy, time-consuming and largely unpredictable. Approval-related laws, regulations and policies and the type and amount of information necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions.

MorphoSys recognizes the impact of the global COVID 19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, specifically clinical trials. In spring 2020, MorphoSys activated its existing business continuity plans to minimize any disruptions to ongoing operations caused by the COVID 19 pandemic and to take the necessary actions to protect its employees. In addition, MorphoSys is continuously monitoring the situation as a whole as well as each clinical program individually and decides on the necessary course of action to ensure the

Group Management Report
Fundamentals of the MorphoSys Group
66

safety of patients, personnel and other stakeholders, as well as on the correct collection of data. The Company is making adjustments where necessary to comply with regulatory, institutional and governmental requirements and guidelines related to COVID 19. The top priority is to guarantee the safety of all clinical program participants and ensure that the studies in which they participate are conducted correctly and in accordance with the study protocol. Despite the rapid changes in conditions worldwide and the potential impact they may have on clinical trials, MorphoSys continues to work diligently to maintain its drug development plans. Preparations for the commercialization of Monjuvi had incorporated the use of digital channels. In addition, the sales and medical teams are using a combination of virtual and face-to-face communication to market Monjuvi, which enables them to take the right response to the uncertainty caused by the COVID 19 pandemic in the U.S.

Corporate Developments

On March 4, 2020, MorphoSys announced that the Company's Management Board had resolved, with the Supervisory Board's consent, to increase the common stock of MorphoSys AG by issuing 907,441 new ordinary shares from Authorized Capital 2017-I, excluding the subscription rights of existing shareholders, to facilitate the purchase of 3,629,764 American Depositary Shares by Incyte. Each ADS represents one-quarter of one MorphoSys ordinary share. The new ordinary shares underlying the ADSs represent 2.84 % of the registered common stock of MorphoSys prior to the implementation of the capital increase.

On April 6, 2020, MorphoSys published a statement on the impact of the COVID 19 pandemic, which has represented an unprecedented challenge for the Company. The top priority for MorphoSys in all decisions has been the well-being of employees and patients. Business continuity plans were put in place to counter the effects of COVID 19. These plans include a number of actions to protect employees, including a work-from-home policy, flexible work schedules, restrictions on in-person meetings and business travel. In order to protect patients, the collaboration with clinics and investigators was intensified to ensure the supply of urgently needed medicines without running avoidable risks of infection. Patient enrollment and screening for the M-PLACE study (felzartamab (MOR202)), was temporarily suspended. For studies with a potentially significant benefit in life-threatening indications, enrollment continued. Due to the unpredictable consequences of the pandemic, the Company cannot rule out delays in clinical trials. During the 2020 financial year, MorphoSys was able to successfully manage the challenges presented by COVID 19 to the Group as a whole.

Effective April 11, 2020, Supervisory Board member Frank Morich, M.D., resigned from his position on the Supervisory Board of MorphoSys AG at his own request. He joined the Supervisory Board in May 2015. A new Supervisory Board member was not appointed to succeed Morich, M.D.; instead, the decision was made to reduce the Supervisory Board by one member.

On April 21, 2020, MorphoSys announced the appointment of Roland Wandeler, Ph.D. to the Management Board of MorphoSys AG, effective May 5, 2020. As the new Chief Operating Officer, he is responsible for global sales and commercial activities and the Company's operations in the United States.

On May 27, 2020, MorphoSys held its Annual General Meeting for the 2019 financial year. This was the first Annual General Meeting held by the Company where shareholders and proxies were not physically present. The participation rate amounted to 60.28 % of the share capital, and all proposals on the agenda were approved. The Annual General Meeting resolved to reduce the Supervisory Board to six members, adjust the Supervisory Board's remuneration and amend the Articles of Association with respect to conducting and participating in the meeting due to the COVID 19 pandemic. Resolutions were also passed to cancel Authorized Capital 2017-I and create a new Authorized Capital 2020-I. A resolution was also passed granting subscription rights to members of the Management Board, the management of domestic and foreign affiliated companies, and selected employees of MorphoSys AG (2020 Stock Option Plan).

On September 30, 2020, Jens Holstein, Chief Financial Officer (CFO), announced his intention to resign as CFO and member of the Company's Management Board in order to pursue new challenges. He left MorphoSys effective December 31, 2020. On January 6, 2021, following the end of the reporting period, MorphoSys announced the appointment of Sung Lee as Chief Financial Officer (CFO) and member of the Management Board, effective February 2, 2021.

Fundamentals of the MorphoSys Group
Group Management Report
67
Financial Statements

Figure 04

Total Headcount of the MorphoSys Group (December 31) (Number)

Total Employees


345
326
329
426
615
2016
2017
2018
2019
2020

Employees by Segment


249
61
116
2019
Proprietary Development
Partnered Discovery
Unallocated
423
59
133
2020

Employees by Function


86
300
40
2019
Administration
R&D
Sales
122
351
142
2020

Group Management Report

68

Fundamentals of the MorphoSys Group



On October 13, 2020, MorphoSys successfully placed convertible bonds in the amount of € 325 million, with a coupon of 0.625 % p.a., maturing on October 16, 2025. The bonds were issued with the exclusion of shareholders' subscription rights. Under certain circumstances, the convertible bonds may be redeemed by the Company on or after November 6, 2023. The proceeds of the offering are to be used for general corporate purposes, including proprietary development programs, in-licensing and/or M&A activities.

On October 27, 2020, MorphoSys increased its financial guidance for the 2020 financial year, following its latest preliminary assessment of MorphoSys' financial performance. Based on the preliminary unaudited consolidated results for the first nine months of 2020, MorphoSys increased its expectation for Group revenues to € 317 to 327 million (previously: € 280 to 290 million) and EBIT to € 10 to 20 million (previously: € 15 to +5 million). R&D expenses were expected to remain unchanged at € 130 million to € 140 million. The updated guidance took into account higher revenues from partnerships and collaborations as well as royalties from sales of Tremfya, which were expected to be at the upper end of the forecast. The update also took into consideration the revenue from product sales of Monjuvi following its approval and subsequent launch in the U.S.

Group Headcount Development

On December 31, 2020, the MorphoSys Group had 615 employees (December 31, 2019: 426), 189 of whom hold Ph.D. degrees (December 31, 2019: 152). The MorphoSys Group employed an average of 564 people in 2020 (2019: 374).

Of the current 615 employees, 351 worked in research and development, 122 in general and administrative positions, and 142 in sales and marketing. All of these employees are based at our locations in Germany and the United States. We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year.

At the end of the reporting year, our workforce comprised employees representing 39 different nationalities (2019: 40).

» see figure 04 – Total Headcount of the MorphoSys Group (page 67)
» see figure 05 – Employees by Gender (page 69)

To compete successfully for the best employees, MorphoSys conducts an annual comparison of the Company's compensation with that paid by other companies in the biotech industry and similar sectors and makes adjustments when necessary. The remuneration system at MorphoSys consists of fixed compensation and a variable annual bonus that is linked to the achievement of corporate goals. Individual goals promote both the employees' personal development and the achievement of higher-level corporate goals. A "spot bonus" (given "on the spot") is also promptly awarded to employees for outstanding accomplishments. We continued to use this instrument frequently during the reporting year.

Fundamentals of the MorphoSys Group Group Management Report Statements 69 Financial Figure 05   Employees by Gender (December 31) Total Employees (in %) 58 42 58 42 2019 2020 Executives (number) Trainees (number) 50 46 6 5 6 34 33 4 2019 2020 2019 2020

Group Management Report
Macroeconomic and Sector-Specific Conditions
70

Macroeconomic and Sector-Specific Conditions

Changes in the Business Environment

In January 2021, the International Monetary Fund (IMF) forecast that the global economy would contract by 3.5% for 2020 (report "World Economic Outlook January 2021") with a devastating pandemic hitting countries around the world for most of the year. This projected contraction, however, is 0.9 percentage point higher than projected in the previous forecast in October 2020, reflecting stronger-than-expected impact in the second half of 2020. The pandemic has had particularly adverse effects on economically more vulnerable people. This has been seen, for example, in the U.S. and Europe but also in emerging markets and developing economies.

The IMF's growth forecast for the advanced economies in 2020 was -4.9% (2019: 1.6%), and the forecast for the emerging and developing economies was -2.4% (2019: +3.6%). The IMF's forecast for growth in the euro area in 2020 was -7.2% (2019: +1.3%), compared to -5.4% for Germany (2019: +0.6%); -3.4% for the U.S. (2019: +2.2%); 2.3% for China (2019: 6.0%), -3.6% for Russia (2019: +1.3%) and -4.5% for Brazil (2019: +1.4%).

When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration. Our business activities remained unaffected by the volatility in any one country.

Currency Development

The EUR/USD exchange rate increased significantly year-on-year, and was quoted between US$ 1.20 and 1.23 at the end of 2020. The economic situation remains tense. The ongoing unresolved trade conflicts between the U.S. and China and the U.S. and the EU, as well as the economic losses triggered by tougher COVID 19 restrictions, are creating uncertainty, as are the remaining negotiations for the UK's withdrawal from the European Union.

The majority of our business transactions are conducted in euros and U.S. dollars. As we conduct our commercial and roll-out activities in the U.S., a strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a positive impact on our operating result. Conversely, if the euro increased versus the US dollar, our royalties from sales of Tremfya and revenues from sales of Monjuvi – both of which are translated from U.S. dollars to euros – would decrease. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining a relatively small amount of U.S. dollars in our bank accounts.

Development of the Antibody Sector

In 2020, a total of 12 new antibodies were approved, including our first proprietary product Monjuvi, by either the FDA in the U.S. or the EMA in the EU. According to the article "Antibodies to Watch in 2021," published in the mAbs Journal in November 2020, 88 new antibodies are currently in late-stage clinical development compared to 79 antibodies in the previous year. Of the 88 antibodies, 44 were developed for the treatment of cancer.

We view the successful development and commercialization of the antibody segment as a positive signal and a confirmation of our strategy to focus our development activities on this class of drugs. Still, we cannot predict the clinical or market success of individual drug candidates.

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
71
Financial Statements

Analysis of Net Assets, Financial Position and Results of Operations

This report on the net assets, financial position and results of operations should be read in conjunction with the annual consolidated financial statements and the notes thereto, which also form part of this annual report. In addition to historical financial information, the following report contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results may differ materially from these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this report.

Our consolidated financial statements comply with both the IFRSs* published by the International Accounting Standards Board (IASB) and those adopted by the EU. The consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB).

*see glossary – page 216

Results Of Operations

Revenues

Revenues in the reporting year increased by more than 100% or € 255.9 million to € 327.7 million (2019: € 71.8 million). This increase resulted first and foremost from revenues of € 255.8 million stemming from the collaboration and license agreement with Incyte. Revenues from royalties on net sales of Tremfya amounted to € 42.5 million (2019: € 31.8 million). Revenues from Monjuvi product sales totaled € 18.5 million, which were recognized for the first time after receiving marketing authorization in August 2020. Revenues in the 2019 financial year were primarily attributable to royalties of € 31.8 million from Janssen on the net sales of Tremfya and a milestone payment of € 22.0 million from GSK triggered by the dosing of the first patient upon the initiation of a phase 3 clinical development program.

On a regional basis, revenues from biotechnology and pharmaceutical companies in the U.S. and Canada increased by more than 100%, or € 286.8 million, from € 32.3 million in 2019 to € 319.1 million in the reporting year. This development was driven primarily by revenue from the collaboration and license agreement with Incyte. Revenues with customers in Europe and Asia declined by 78%, or € 30.7 million, to € 8.6 million in 2020 (2019: € 39.5 million). This decline resulted from the recognition of a milestone payment from GSK of € 22.0 million in 2019.

In 2020, a total of 93% of the revenues generated were attributable to activities with partners Incyte, Janssen and I-Mab Biopharma. In 2019, 89% of the revenues generated were attributable to activities with partners Janssen, GSK and I-Mab Biopharma.

Revenues in the 2019 reporting year declined by 6%, or € 4.6 million, to € 71.8 million (2018: € 76.4 million). Revenues were generated primarily from royalties received from Janssen in the amount of € 31.8 million based on net sales of Tremfya (2018: € 15.4 million). A milestone payment from GSK in the amount of € 22.0 million also contributed to sales and was triggered by the dosing of the first patient upon the initiation of a phase 3 clinical development program. Revenues in 2018 resulted mainly from the receipt of a payment of € 47.5 million, which was fully recognized in 2018 following the signing of an exclusive worldwide license agreement with Novartis Pharma AG for the development and commercialization of MOR106.

On a regional basis, revenues from biotechnology and pharmaceutical companies in the U.S. and Canada increased by 67%, or € 12.9 million, from € 19.4 million in 2018 to € 32.3 million in the 2019 financial year. This development was driven primarily by success-based payments received mainly from Janssen. Revenues with customers in Europe and Asia declined by 31%, or € 17.6 million, to € 39.5 million in 2019 (2018: € 57.1 million), mainly due to the fact that 2018 had contained a Novartis payment for MOR106. The absence of such a payment in the 2019 reporting year was partly compensated for by a milestone payment from GSK in the amount of € 22.0 million.

Group Management Report
Analysis of Net Assets, Financial Position and Results of Operations
72

Figure 06

Revenues by Region (December 31) (in %)


Europe and Asia
North America
2016
2017
2018
2019
2020
10
90
13
87
25
75
45
55
97
3

Figure 07

Revenues Proprietary Development and Partnered Discovery (December 31) (in million €)[1]

[1] Differences due to rounding.


Segment Partnered Discovery – funded research and licensing fees
Segment Partnered Discovery – success-based payments
Segment Proprietary Development
Total
49.7
66.8
76.4
71.8
327.7
43.6
5.6
0.6
41.9
7.3
17.6
3.5
19.3
53.6
4.3
33.2
34.3
2.6
46.4
278.6
2016
2017
2018
2019
2020

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
73
Financial Statements

A total of 89% of the revenues generated in 2019 were attributable to activities with our partners Janssen, GSK and I-Mab Biopharma. In 2018, 95% of the revenues generated were attributable to activities with our partners Novartis, I-Mab Biopharma and Janssen.

›› see figure 06 – Revenues by Region (page 72)

Proprietary Development

In 2020, revenues in the Proprietary Development segment increased by € 244.3 million to € 278.6 million (2019: € 34.3 million). This increase was mainly due to revenues from the collaboration and license agreement with Incyte in the amount of € 255.8 million as well as revenues from Monjuvi product sales in the amount of € 18.5 million.

In 2019, revenues in the Proprietary Development segment decreased by € 19.3 million to € 34.3 million (2018: € 53.6 million). This decline was a result of the revenues recognized in 2018 from a payment MorphoSys received under the MOR106 agreement concluded with Novartis in 2018. The absence of such a payment in 2019 was partially offset by € 29.1 million higher success-based payments.

Partnered Discovery

The Partnered Discovery segment recorded an increase in revenues of € 11.6 million to a total of € 49.1 million in 2020 (2019: € 37.5 million). This increase included primarily performance-based payments of € 46.4 million in 2020 and € 33.2 million in the previous year. The performance-based payments were mainly related to royalties from Janssen for net sales with Tremfya of € 42.5 million in 2020 and of € 31.8 million in 2019. The Partnered Discovery segment also included revenues of € 2.6 million in the reporting year and € 4.3 million in 2019 from funded research and licensing fees.

The Partnered Discovery segment recorded an increase in revenues of € 14.7 million to a total of € 37.5 million in 2019 (2018: € 22.8 million). These revenues included success-based payments, primarily from Janssen, of € 33.2 million in 2019 and € 19.3 million in the previous year. The success-based payments primarily included royalties on net sales of Tremfya in the amount of € 31.8 million in 2019 and € 15.4 million in 2018. The Partnered Discovery segment also included revenues in the amount of € 4.3 million from funded research and licensing fees in 2019 and € 3.5 million in 2018.

›› see figure 07 – Revenues Proprietary Development and Partnered Discovery (page 72)

Operating Expenses

In 2020, operating expenses increased by 72%, or € 129.8 million, to € 309.7 million compared to € 179.9 million in 2019. An increase in research and development expenses, selling expenses and general and administrative expenses contributed to this development. Research and development expenses increased by 30%, or € 33.0 million, to € 141.4 million in the reporting year (2019: € 108.4 million). In 2020, selling expenses amounted to € 107.7 million compared with € 22.7 million in 2019. The main items responsible for this increase were higher expenses for personnel and external services. General and administrative expenses increased by 40%, or € 14.7 million, from € 36.7 million in 2019 to € 51.4 million in 2020, which was also largely due to increased personnel expenses and expenses for external services. Cost of sales decreased from € 12.1 million in 2019 to € 9.2 million in 2020.

Operating expenses in the Proprietary Development segment increased by 85% or € 121.7 million in the reporting year and amounted to € 265.2 million (2019: € 143.5 million). The main reason for this increase was higher selling expenses due to the establishment of the U.S. sales organization.

Operating expenses in the Partnered Discovery segment in the 2020 financial year increased by 9%, or € 1.0 million, to € 11.7 million (2019: € 10.7 million). This increase was mainly a result of higher general and administrative expenses. At € 1.4 million in the reporting year, general and administrative expenses in the Partnered Discovery segment were more than 100%, or € 0.8 million, higher than the figure of € 0.6 million reported in the prior year.

In 2019, operating expenses increased by 32%, or € 43.4 million, from € 136.5 million in 2018 to € 179.9 million. An increase in cost of sales, research and development expenses, selling expenses and general and administrative expenses contributed to this development. Cost of sales increased from € 1.8 million in 2018 to € 12.1 million in 2019, primarily due to an impairment of € 8.7 million to a net realizable value of zero on inventory of tafasitamab that was manufactured prior to regulatory approval, but is available for subsequent commercialization. Research and development expenses increased by 2%, or € 2.0 million, to € 108.4 million in 2019 (2018: € 106.4 million). In 2019, selling expenses amounted to € 22.7 million compared to € 6.4 million in 2018, mainly due to higher personnel expenses and expenses for external services. General and administrative expenses increased by 68%, or € 14.8 million, from € 21.9 million in 2018 to € 36.7 million in 2019, also primarily as a result of higher personnel expenses and expenses for external services.

Operating expenses in the Proprietary Development segment increased by 34%, or € 36.5 million, in 2019 and totaled € 143.5 million (2018: € 107.0 million). The main factors that led to this increase were higher selling expenses and higher general and administrative expenses as a result of establishing the sales organization in the U.S.

Group Management Report

Analysis of Net Assets, Financial Position and Results of Operations

74

Figure 08

Selected R&D Expenses (December 31) (in million €)


External Laboratory Funding
Personnel
Consumables
Other – (includes expenses for intangible assets, technical infrastructure and external services)
Total
94.0
113.3
106.4
108.4
141.4
44.3
25.1
2.3
22.3
61.1
28.5
2.6
21.1
47.9
25.3
2.3
30.9
60.7
30.1
2.9
14.7
71.3
35.5
3.2
31.4
2016
2017
2018
2019
2020

Operating expenses in the Partnered Discovery segment in 2019 increased by 13% or € 1.2 million to € 10.7 million (2018: € 9.5 million), mainly due to higher research and development expenses. Research and development expenses in the Partnered Discovery segment increased by 14%, or € 1.2 million, to € 9.7 million in 2019 (2018: € 8.5 million).

» see figure 08 – Selected R&D Expenses (page 72)

Research and Development Expenses

Research and development expenses increased by 30%, or € 33.0 million, to € 141.4 million in 2020 (2019: € 108.4 million), specifically as a result of higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 60.7 million in the previous year to € 71.3 million in the reporting year, mainly due to higher expenses for external laboratory services in connection with the development of tafasitamab. Personnel expenses were also higher, rising from € 30.1 million in the previous year to € 35.5 million in the reporting year.

Expenses for intangible assets amounted to € 20.2 million in 2020 (2019: € 5.6 million). In the reporting year, these were influenced by impairment losses of € 11.7 million in connection with an impairment of the MOR107 in-process research and development program. Depreciation, amortization and other expenses for infrastructure increased from € 5.9 million in 2019 to € 8.7 million in 2020, mainly due to higher expenses for insurance. Other expenses decreased from € 3.1 million in 2019 to € 2.5 million in 2020. Expenses for consumables increased from € 2.9 million in the previous year to € 3.2 million in 2020.

In 2019, research and development expenses increased by 2%, or € 2.0 million, to € 108.4 million (2018: € 106.4 million). This increase was mainly the result of higher expenses for external laboratory services and personnel, which were partially offset by lower expenses for intangible assets. Expenses for external laboratory services, together with legal and scientific consulting services, increased from € 47.9 million in 2018 to € 60.7 million in 2019. The increase was primarily due to higher expenses for external laboratory services in connection with the development of tafasitamab. Personnel expenses rose from € 25.3 million in 2018 to € 30.1 million in 2019, mainly due to an increase in the expenses related to the development of tafasitamab (totaling € 5.5 million).

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
75
Financial Statements

Expenses for intangible assets amounted to € 5.6 million in 2019 (2018: € 22.8 million). In 2019, these were mainly influenced by impairment losses of € 1.3 million related to an impairment of the in-process R&D program MOR107. Depreciation and other expenses related to infrastructure increased from € 5.4 million in 2018 to € 5.9 million in 2019, mainly due to higher insurance expenses. Other expenses increased from € 2.8 million in 2018 to € 3.1 million. Expenses for consumable supplies rose from € 2.3 million in 2018 to € 2.9 million in 2019.

Selling Expenses

Selling expenses increased by more than 100%, or € 85.0 million, to € 107.7 million in 2020 (2019: € 22.7 million). This was mainly due to higher expenses for external services and personnel expenses. The expenses for external services increased by € 36.4 million to € 50.6 million in 2020 due to the commercialization of Monjuvi (2019: € 14.2 million). Driven by the marketing activities for Monjuvi personnel expenses increased to € 53.0 million (2019: € 7.0 million).

In 2019, selling expenses increased by more than 100% or € 16.3 million to € 22.7 million (2018: € 6.4 million). This increase primarily resulted from higher expenses for external services and personnel expenses. The expenses for external services increased by € 11.2 million to € 14.2 million in 2019 due to rising activities for the preparation of the commercialization of tafasitamab (2018: € 3.0 million). Personnel expenses increased to € 7.0 million (2018: € 2.5 million) due to intensified marketing activities for tafasitamab.

General and Administrative Expenses

General and administrative expenses increased by 40%, or € 14.7 million, in 2020 and amounted to € 51.4 million (2019: € 36.7 million). The main reason for this increase were higher personnel expenses and expenses for external services. Personnel expenses increased from € 23.4 million in the previous year to € 32.4 million in the reporting year. Higher expenses for salaries were primarily responsible for this increase. Expenses for external services increased from € 9.2 million in the previous year to € 13.1 million in the reporting year, which was particularly related to the commercialization of Monjuvi. Other expenses decreased from € 1.9 million in 2019 to € 1.3 million in 2020, mainly due to lower travel expenses.

General and administrative expenses increased by 68%, or € 14.8 million, in 2019 and amounted to € 36.7 million (2018: € 21.9 million). The main sources of this increase were higher personnel expenses and expenses for external services. Personnel expenses rose from € 15.0 million in 2018 to € 23.4 million in 2019, largely due to higher expenses for share-based compensation programs and salaries. Expenses for external services rose from € 4.5 million in 2018 to € 9.2 million in 2019, especially in connection with the preparation of the commercialization of tafasitamab. Other expenses rose from € 1.0 million in 2018 to € 1.9 million in 2019, mainly due to higher travel expenses.

Other Income

Other income increased by more than 100%, or € 13.8 million, to € 14.6 million in the reporting year (2019: € 0.8 million) and mainly resulted from exchange rate gains from operating activities of € 13.7 million (2019: € 0.2 million). In 2020, one-off gains from the disposal of the Lanthio companies amounted to € 0.4 million.

Other income decreased by 50%, or € 0.8 million, to € 0.8 million in 2019 (2018: € 1.6 million) and mainly included currency gains of € 0.2 million (2018: € 0.7 million), research grants of € 0.1 million (2018: € 0.2 million) and miscellaneous income of € 0.5 million (2018: € 0.4 million). The year 2018 included one-time gains from the capitalization of previously unrecognized intangible assets in the amount of € 0.4 million (resulting from the contribution in kind in connection with the investment in adivo GmbH).

Other Expenses

In the 2020 reporting year, other expenses increased by more than 100%, or € 4.6 million, rising from € 0.6 million in 2019 to € 5.2 million in 2020. This increase was mainly the result of currency losses of € 4.6 million (2019: € 0.4 million) and other expenses of € 0.6 million (2019: € 0.2 million).

In 2019, other expenses decreased by 14%, or € 0.1 million, from € 0.7 million in 2018 to € 0.6 million mainly due to currency losses of € 0.4 million (2018: € 0.5 million) and other expenses of € 0.2 million (2018: € 0.2 million).

Group Management Report
Analysis of Net Assets, Financial Position and Results of Operations
76

EBIT

EBIT, defined as earnings before finance income, finance expenses, income from impairment reversals/impairment losses on financial assets and income taxes, amounted to € 27.4 million in 2020, compared to € 107.9 million in 2019 and € 59.1 million in 2018.

Finance Income

Finance income increased by more than 100%, or € 89.2 million, to € 92.0 million in the reporting year (2019: € 2.8 million) and resulted from items amounting to € 82.0 million (2019: € 0 million) in connection with the measurement of financial assets and financial liabilities from collaborations. These items included effects from currency translation and fair value measurement (see section 4 entitled "Collaboration and license agreement with Incyte" contained in the Notes to the Consolidated Financial Statements). Also included is finance income from the investment of cash and cash equivalents and foreign currency translation gains from investing of funds amounting to € 9.3 million (2019: € 1.3 million). Income of € 0.7 million (2019: € 1.5 million) from financial derivatives was also recognized.

Finance income rose by more than 100%, or € 2.4 million, to € 2.8 million in 2019 (2018: € 0.4 million), and mainly included gains from derivatives in the amount of € 1.5 million (2018: € 0.3 million), gains from changes in the fair value of financial assets recognized in profit or loss in the amount of € 1.1 million (2018: € 0.1 million) and interest income of € 0.2 million (2018: € 0.1 million) from investments in term deposits with fixed or variable interest rates.

Finance Expenses

Finance expenses increased by more than 100%, or € 93.9 million, to € 96.2 million in the reporting year (2019: € 2.3 million). This increase was mainly due to the effects of financial assets and financial liabilities from collaborations of € 45.4 million (2019: € 0 million) and specifically from the difference in the planning assumptions versus the actual results. The application of the effective interest method and foreign currency valuation (see Note 4 "Collaboration and license agreement with Incyte" contained in the Notes to the Consolidated Financial Statements) also contributed to the increase. Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and foreign currency translation losses from financing activities of € 42,2 million (2019: € 1.0 million). Losses of € 5.0 million (2019: € 0.1 million) from financial derivatives as well as of € 1.2 million (2019: € 0.9 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in the reporting year.

Finance expenses increased by more than 100%, or € 1.5 million, to € 2.3 million in 2019 (2018: € 0.8 million) and primarily consisted of losses from changes in the fair value of financial assets recognized in profit or loss in the amount of € 0.3 million (2018: € 0.1 million), interest expenses from financial assets and liabilities at amortized cost in the amount of € 0.8 million (2018: € 0.2 million), as well as losses from derivatives of € 0.1 million (2018: € 0.4 million). In 2019, with the application of the new IFRS* 16 standard on leases, interest expenses of € 0.9 million from the compounding of non-current lease liabilities were recognized for the first time.
*see glossary – page 216

Income Tax Expenses

The Group recorded total income tax benefits of € 75.4 million in 2020 (2019: income tax benefits of € 3.5 million), which consisted of current tax expenses of € 67.1 million (2019: € 0) and deferred tax expenses from temporary differences of € 10.6 million. These were more than offset by deferred tax benefits from temporary differences of € 153.1 million. The effective income tax rate equaled -335.2% in the reporting year (2019: 3.3%). The difference compared to the expected tax rate of 26.7% (which would have resulted in an income tax expense of € 6.0 million versus income tax benefits in 2019 of € 28.4 million) is primarily due to the effect from utilization of loss carryforwards for which no deferred tax assets were recognized in prior year and the recognition of deferred tax assets on prior year temporary differences, both amounting to € 73.0 million (2019: € 0.0 million). In addition, the equity premium of the capital increase by Incyte is a permanent difference amounting to € 14.2 million.

In 2019, income tax benefits amounted to € 3.5 million (2018: € 4.3 million). The difference to the expected tax rate of 26.7% (which would have resulted in income tax benefits of € 28.4 million (2018: € 16.1 million) is mainly due to the fact that deferred tax assets on tax losses in 2019 in the amount of € 27.0 million (2018: € 14.5 million) were not recognized.

Consolidated Net Profit/ Loss for the Period

In 2020, consolidated net profit amounted to € 97.9 million (2019: consolidated net loss of € 103.0 million; 2018: consolidated net loss of € 56.2 million).

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
77
Financial Statements

Table 04

Multi-Year Overview – Statement of Profit or Loss[1]

in million €	2020	2019	2018	2017	2016
Revenues	**327.7**	**71.8**	**76.4**	**66.8**	**49.7**
Cost of Sales	(9.2)	(12.1)	(1.8)	0.0	0.0
Research and Development Expenses[2]	(141.4)	(108.4)	(106.4)	(113.3)	(94.0)
Selling Expenses[2]	(107.7)	(22.7)	(6.4)	(4.8)	(2.4)
General and Administrative Expenses[2]	(51.4)	(36.7)	(21.9)	(15.7)	(13.4)
Other Income/Expenses	9.4	0.2	1.0	(0.6	0.2
EBIT	**27.4**	**(107.9)**	**(59.1)**	**(67.6)**	**(59.9)**
Finance Income/Expenses	(4.2)	0.5	(0.3)	(1.2)	0.1
Income from Reversals of Impairment Losses/ (Impairment Losses) on Financial Assets	(0.7)	0.9	(1.0)	0.0	0.0
Income Tax Benefit/(Expenses)	75.4	3.5	4.3	(1.0)	(0.5)
Consolidated Net Profit/(Loss)	**97.9**	**(103.0)**	**(56.2)**	**(69.8)**	**(60.4)**
Earnings per Share, Basic and Diluted (in €)[3]	–	(3.26)	(1.79)	(2.41)	(2.28)
Earnings per Share, Basic (in €)	3.01	–	–	–	–
Earnings per Share, Diluted (in €)	2.97	–	–	–	–
Shares Used in Computing Earnings per Share (in units), Basic and Diluted[3]	–	31,611,155	31,338,948	28,947,566	26,443,415
Shares Used in Computing Earnings per Share, Basic	32,525,644	–	–	–	–
Shares Used in Computing Earnings per Share, Diluted	33,167,852	–	–	–	–
Dividends Declared per Share (in € and $)	–	–	–	–	–

[1] Differences due to rounding.
[2] In 2018, selling expenses were presented for the first time. In order to provide comparative information for the previous year, the figures for 2017 and 2016 have been adjusted accordingly.
[3] Basic and diluted earnings per share are the same in each of the years ended December 31, 2019, 2018, 2017, 2016, because the assumed exercise of outstanding stock options and convertible bonds would be anti-dilutive due to our consolidated net loss in the respective period.

Liquidity and Capital Resources

Sources of Funding

We have funded our operations primarily through ordinary share issues and cash proceeds from ongoing business operations, including upfront fees, milestone payments, license fees, royalties, and service fees from strategic partners and government grants.

Liquidity is defined as the sum of the balance sheet items "cash and cash equivalents," "financial assets at fair value with changes recognized in profit or loss" and" other financial assets at amortized cost."

On December 31, 2020, cash and cash equivalents amounted to € 109.8 million, financial assets at fair value with changes recognized in profit or loss amounted to € 287.9 million and other current and non-current financial assets at amortized cost amounted to € 846.3 million. On December 31, 2019, cash and cash equivalents amounted to € 44.3 million, financial assets at fair value with changes recognized in profit or loss amounted to € 20.5 million and other current and non-current financial assets at amortized cost amounted to € 292.7 million.

Group Management Report
Analysis of Net Assets, Financial Position and Results of Operations
78

Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Investments are primarily made in money market funds, corporate bonds and term deposits with fixed or variable interest.

On October 16, 2020, we placed unsubordinated, unsecured convertible bonds maturing on October 16, 2025 for a nominal amount of € 325.0 million, divided into 3,250 bonds with a par value of € 100,000 each. The convertible bonds were issued at 100 % of their nominal amount and carry a semi-annual coupon of 0.625 % per year. We raised gross proceeds of € 325.0 million from the issuance of the convertible bonds; issue costs for this transaction equaled € 5.1 million.

We are not subject to any operating covenants or capital requirements.

Uses of Funds

Our primary use of cash is to fund research and development costs related to the development of our product candidates and to commercialize Monjuvi. Our primary future funding requirements include the development and commercialization of our proprietary clinical pipeline (primarily tafasitamab and felzartamab (MOR202)) and the advancement of our earlier-stage, wholly owned or co-developed product candidates.

We believe that we have sufficient cash and cash equivalents and other financial assets (including cash invested in various financial assets as described above) to cover expected operating expenses for at least the next 12 months.

We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Additionally, the process of investigating product candidates in clinical trials and commercializing a product are costly. Both the timing and progress of development trials as well as the success of commercialization cannot be predicted with certainty.

Since our product candidates are in various stages of development and the outcome of our activities is uncertain, we cannot estimate the amounts required to successfully complete the development and commercialization of our product candidates.

For the implementation of our various projects, including proprietary development programs, in-licensing and also possible M&A transactions, additional capital requirements may also arise in the short term. If we cannot generate revenues quickly enough to cover pipeline developments, we may finance future cash needs through public or private equity or bond offerings, including convertible bonds. Additional capital may not be available at reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional capital through the issuance of debt or equity instruments, it could result in dilution to our existing shareholders, increased fixed payment obligations, or the securities may have rights senior to those of our ordinary shares or the ADSs. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to assume additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Cash Flows

Net Cash Provided by/(used in) Operating Activities

In the reporting year, net cash provided by operating activities amounted to € 35.3 million and was mainly attributable to the consolidated net profit of € 97.9 million and changes in operating assets and liabilities, including income taxes paid, totaling € 12.5 million. This was offset by non-cash income totaling € 75.1 million. The consolidated net profit of € 97.9 million resulted mainly from revenues from the collaboration and license agreement with Incyte, which was largely offset by expenses incurred to finance MorphoSys's ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Non-cash income included income tax benefits in the amount of € 75.4 million, income from the reversal of impairment of inventory in the amount of € 13.3 million related to the receipt of regulatory approval for Monjuvi, income from the realization of contract liabilities in the amount of € 12.5 million and the net change in financial assets / liabilities from collaborations in the amount of € 36.6 million. These were offset by scheduled and unscheduled

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
79
Financial Statements

depreciation and amortization of tangible and intangible assets and rights of use amounting to € 24.8 million, net losses from financial assets at fair value, with changes recognized in profit or loss, amounting to € 13.4 million, net losses from other financial assets at amortized cost amounting to € 8.4 million, net losses from derivative financial instruments amounting to € 4.3 million and expenses for share-based incentive programs amounting to € 9.0 million. Changes in operating assets and liabilities in 2020 mainly included an increase in accounts receivable of € 69.6 million and in inventories, prepaid expenses and other assets of € 8.5 million. Accounts payable and accrued liabilities increased by € 77.5 million. Contract liabilities increased by € 13.4 million in the reporting year. The year-on-year increase in accounts receivable was mainly due to lower outstanding receivables at the end of the year. The increase in inventories, prepaid expenses and other assets was due in particular to the recognition of inventories as a result of the marketing authorization for Monjuvi in the U.S. The increase in external laboratory services outstanding at year-end, in particular related to tafasitamab, was the main reason for the higher trade payables and accrued liabilities. Contract liabilities incurred in the reporting year largely related to advance payments received from contractors.

In the previous year, net cash used in operating activities amounted to € 81.1 million, primarily driven by the consolidated net loss of € 103.0 million, which was partially offset by non-cash expenses of € 4.2 million, and changes in operating assets and liabilities and taxes paid of € 17.8 million. The consolidated net loss of € 103.0 million was largely due to expenses we incurred to fund our ongoing operations, particularly the cost of sales, research and development expenses, selling expenses, and general and administrative expenses. The main contributors to non-cash charges were expenses for share-based payment of € 6.7 million and depreciation and amortization of tangible and intangible assets and of right-of-use assets of € 6.2 million, offset by the recognition of contract liabilities of € 5.3 million and income tax benefits of € 3.5 million. Changes in operating assets and liabilities for 2019 consisted primarily of an increase in accounts payable and accruals by € 13.2 million, contract liabilities in the amount of € 6.1 million incurred during 2019, as well as a decrease in accounts receivable by € 2.7 million. This was offset by an increase in prepaid expenses and other assets by € 4.4 million. The increase in external laboratory services outstanding at the end of 2019, primarily related to tafasitamab, was the primary driver of the higher trade payables and accrued liabilities. The contract liability incurred during the year was largely related to prepayments received from contract partners. The decrease in accounts receivable was due to a comparatively lower level of receivables outstanding at year-end 2019. The increase in prepaid expenses and other assets stemmed mainly from higher prepayments and higher receivables due from tax authorities from input tax surplus.

In 2018, the net cash used in operating activities amounted to € 32.8 million, primarily driven by the consolidated net loss of € 56.2 million, which was partially offset by non-cash expenses of € 27.9 million, and changes in operating assets and liabilities and taxes paid of € 4.5 million. The consolidated net loss of € 56.2 million was largely due to expenses we incurred to fund our ongoing operations, particularly research and development expenses, selling expenses and general and administrative expenses. The main contributors to non-cash charges were impairment on intangibles assets in the amount of € 24.0 million, expenses for share-based payment of € 5.6 million and depreciation and amortization of tangible and intangible assets of € 3.8 million, offset by an income tax benefit of € 4.3 million. Changes in operating assets and liabilities for 2018 consisted primarily of an increase in accounts receivable by € 6.6 million and a decrease in other liabilities by € 2.7 million, offset by contract liabilities in the amount of € 2.4 million incurred in 2018 as well as an increase in accounts payable and accruals by € 1.9 million. The increase in accounts receivable was due to a comparatively higher level of receivables outstanding at the end of 2018. The decrease in other liabilities stemmed mainly from the payment of tax liabilities and the repayment of a governmental cost subsidy. The contract liability incurred in 2018 was largely related to annual license fees. The increase in external laboratory services outstanding at year-end 2018 was the primary driver of the higher trade payables and accrued liabilities.

Group Management Report

Analysis of Net Assets, Financial Position and Results of Operations

80

Net Cash Provided by/(used in) Investing Activities

In 2020, net cash used in investing activities amounted to € 879.6 million, primarily driven by payments to acquire securities amounting to € 1,745.7 million, of which € 1,249.7 million were classified as measured at amortized cost and € 496.0 million as financial assets at fair value through profit or loss. These were offset by proceeds from the sale of securities amounting to € 900.8 million, of which € 686.6 million were measured at amortized cost and € 214.2 million were classified as financial assets at fair value through profit or loss. The cash outflow from investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. In addition, € 44.9 million was used for the acquisition of intangible assets in 2020.

In 2019, net cash provided by investing activities was € 79.5 million, primarily driven by proceeds from the sale of financial assets in the amount of € 371.9 million, of which € 318.7 million were classified at amortized cost, partially offset by the purchase of financial assets in the amount of € 274.8 million, of which € 246.5 million were classified at amortized cost. Cash provided by investing activities primarily related to shifts in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased. Additionally, in 2019, € 15.0 million were used to purchase a minority interest of 13.4% in Vivoryon Therapeutics AG.

In 2018, the net cash used in investing activities amounted to € 177.8 million and resulted primarily from the purchase of financial assets in the amount of € 451.3 million. Of this amount, € 336.8 million were classified at amortized cost and partially offset by proceeds from the sale of financial assets in the amount of € 276.4 million, of which € 150.0 million were classified at amortized cost. Cash used in investing activities primarily related to the investment of the proceeds from our initial public offering on the NASDAQ as well as a shift in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased.

Net Cash Provided by/(used in) Financing Activities

Net cash provided by financing activities amounted to € 907.2 million in 2020 and consisted primarily of proceeds in the amount of € 80.6 million from the issuance of shares, as well as proceeds of € 510.2 million from financing collaborations, both in connection with the collaboration and license agreement with Incyte. Further proceeds came from the issuance of convertible bonds in the amount of € 319.9 million, which were offset by lease payments of € 2.8 million and interest payments of € 1.4 million.

In 2019, net cash provided by financing activities was € 0.4 million and mainly related to proceeds from the exercise of convertible bonds by related parties in the amount of € 3.7 million offset by lease and interest payments in the amount of € 3.4 million.

In 2018, net cash provided by financing activities was € 179.5 million and mainly related to the gross proceeds from our initial public offering on the NASDAQ of € 193.6 million offset by the related issuance costs of € 15.0 million.

Investments

In 2020, MorphoSys invested € 4.3 million in property, plant and equipment (2019: € 3.1 million), mainly laboratory equipment (i.e. machinery) and tenant fixtures. Depreciation of property, plant and equipment in 2020 increased to € 2.5 million (2019: € 2.0 million).

MorphoSys invested € 44.9 million in intangible assets in the reporting year (2019: € 0.6 million). Of this amount, € 32.5 million was spent on in-process R&D programs and € 12.0 million on licenses. Amortization of intangible assets amounted to € 2.2 million in 2020 (2019: € 1.5 million). In 2020, impairment losses of € 14.0 million were recognized on in-process R&D programs and patents and licenses, thereof € 11.7 million for the MOR107 program. In 2019, impairment losses of € 1.6 million were recognized on in-process R&D programs and patents.

Analysis of Net Assets, Financial Position and Results of Operations

Group Management Report

81

Financial Statements

Table 05

Multi-Year Overview – Financial Situation[1]

in million €	2020	2019	2018	2017	2016
Net Cash Provided by/Used in Operating Activities[2]	35.3	(81.1)	(32.8)	(38.4)	(46.6)
Net Cash Provided by/Used in Investing Activities[2]	(879.6)	79.5	(177.8)	32.9	(80.8)
Net Cash Provided by/Used in Financing Activities	907.2	0.4	179.5	8.2	110.4
Cash and Cash Equivalents (as of 31 December)	109.8	44.3	45.5	76.6	73.9
Financial Assets at Fair Value through Profit or Loss[3]	287.9	20.5	44.6	0.0	0.0
Other Financial Assets at Amortized Cost, Current Portion[3]	649.7	207.7	268.9	0.0	0.0
Other Financial Assets at Amortized Cost, Net of Current Portion[3]	196.6	84.9	95.7	0.0	0.0
Available-for-sale Financial Assets[3]	0.0	0.0	0.0	86.5	63.4
Bonds, Available-for-sale[3]	0.0	0.0	0.0	0.0	6.5
Financial Assets Categorized as Loans and Receivables, Current Portion[3]	0.0	0.0	0.0	149.1	136.1
Financial Assets Categorized as Loans and Receivables, Net of Current Portion[3]	0.0	0.0	0.0	0.0	79.5

[1] Differences due to rounding.
[2] In 2020 cash inflows and outflows for derivative financial instruments were reclassified from operating activities to investing activities due to incorrect classification. The figures for 2019 and 2018 were adjusted accordingly.
[3] Since 2018, due to the first-time adoption of IFRS 9 Financial Instruments, the items representing liquidity are presented in different balance sheet items than in prior years.

Net Assets

Assets

At € 1,659.5 million, total assets as of December 31, 2020 were € 1,163.1 million higher compared to December 31, 2019 (€ 496.4 million). Current assets increased by € 903.1 million to € 1,206.8 million. This change was mainly due to the increase in financial assets and cash and cash equivalents from the investment of the cash received under the collaboration and license agreement with Incyte and the issuance of the convertible bond. In addition, as a result of the collaboration and license agreement with Incyte, the line item "financial assets from collaborations" was recorded for the first time in 2020, amounting to € 42.9 million as of December 31, 2020 (see Note 4 "Collaboration and license agreement with Incyte" contained in the Notes to the Consolidated Financial Statements). Inventories increased by € 9.7 million, consisting mainly of inventories of Monjuvi for sale in the U.S.

As of December 31, 2020, a total of € 287.9 million (December 31, 2019: € 20.5 million) was invested in various money market funds and reported under the item "financial assets at fair value, with changes recognized in profit or loss." The item "other financial assets at amortized cost" include financial instruments totaling € 649.7 million (December 31, 2019: € 207.7 million) and consist primarily of term deposits with fixed or variable interest rates.

Non-current assets increased by € 260,0 million to € 452.7 million (December 31, 2019: € 192.7 million), mainly due to the increase of € 111.7 million in the line item "Other financial assets at amortized cost, net of current portion" due to the long-term investment of financial resources from the collaboration and license agreement with Incyte and financial resources received from the convertible bond issue. In addition, "deferred tax assets" in the amount of € 132.8 million were recognized, largely as a result of the differing tax treatment of the collaboration and license agreement with Incyte. Licenses also increased by € 9.5 million to € 11.8 million, mainly resulting from the acquisition of a license in the amount of € 12.0 million. This was partially offset by an impairment of € 2.0 million on a license. The increase in non-current assets was partially offset by a decrease of € 13.7 million in the line item "Shares at fair value through other comprehensive income" due to the sale of the minority interest in Vivoryon Therapeutics AG.

Group Management Report

Analysis of Net Assets, Financial Position and Results of Operations

82

Liabilities

Current liabilities increased from € 61.6 million in the prior year to € 200.5 million as of December 31, 2020, mainly as a result of a € 65.6 million increase in the item "tax liabilities" and a € 71.5 million increase in the line item "accounts payable and accruals".

Non-current liabilities (December 31, 2020: € 837.7 million; December 31, 2019: € 40.2 million) increased primarily as a result of the first-time recognition of the line item "financial liabilities from collaborations" in the amount of € 516.4 million as of December 31, 2020 under the collaboration and license agreement with Incyte, as well as a deferred tax liability of € 5.1 million resulting from this agreement. The carrying amount of the convertible bond issued in October 2020 was € 272.8 million as of December 31, 2020.

Stockholders' Equity

As of December 31, 2020, Group equity totaled € 621.3 million compared to € 394.7 million on December 31, 2019. The Company's equity ratio as of December 31, 2020 amounted to 37 % compared to 80 % on December 31, 2019. This decrease in the equity ratio resulted mainly from the first-time recognition of a financial liability from collaborations in 2020 under the collaboration and license agreement with Incyte, as well as from a liability from the convertible bond issued in October 2020.

The number of shares issued totaled 32,890,046 as of December 31, 2020, of which 32,758,632 shares were outstanding (December 31, 2019: 31,957,958 shares issued and 31,732,158 shares outstanding). Common stock was higher as a result of the purchase of 3,692,754 ADSs, or 907,441 shares, by Incyte, as well as the exercise of 24,647 convertible bonds from employees for a total of € 932,088.

On December 31, 2020, the Company held 131,414 treasury shares with a value of € 4,868,744 – a decrease of € 3,488,506 compared to December 31, 2019 (225,800 shares, € 8,357,250). The reason for this decrease was the transfer of 91,037 treasury shares amounting to € 3,364,727 to the Management Board and selected employees of the Company (beneficiaries) from the 2016 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2020 and offered beneficiaries a six-month period until October 20, 2020 to receive a total of 91,037 shares. In addition, 3,349 treasury shares for an amount of € 123,779 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.

Table 06

Multi-Year Overview – Balance Sheet Structure[1]

in million €	12/31/2020	12/31/2019	12/31/2018	12/31/2017	12/31/2016
Assets					
Current Assets	1,206.8	303.7	388.9	340.7	308.1
Non-current Assets	452.7	192.7	149.9	74.7	155.5
Total	**1,659.5**	**496.4**	**538.8**	**415.4**	**463.6**
Equity and Liabilities					
Current Liabilities	200.5	61.6	45.9	47.7	38.3
Non-current Liabilities	837.7	40.2	4.5	9.0	9.8
Stockholders' Equity[2]	621.3	394.7	488.4	358.7	415.5
Total	**1,659.5**	**496.4**	**538.8**	**415.4**	**463.6**

[1] Differences due to rounding.
[2] Includes common stock as of December 31, 2020: 32,890,046 €; December 31, 2019: € 31,957,958; December 31, 2018: € 31,839,572; December 31, 2017: € 29,420,785; December 31, 2016: € 29,159,770.

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
83
Financial Statements

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020:

Table 07
Contractual Obligations (December 31, 2020)

	Payments due by period				
(in € thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Leases	53,088	4,150	8,013	8,012	32,913
Other	10,310	7,450	2,860	0	0

Lease Obligations

We enter into long-term leases for facilities, company cars and equipment. The majority of these leasing contracts can be renewed on a yearly or quarterly basis, and some agreements may be terminated prematurely.

Other Commitments

Other commitments may become due for future payments for outsourced studies. As of December 31, 2020, we expected to incur approximately € 193.3 million of expenses for outsourced studies, of which approximately € 111.7 million will be paid in the next 12 months. Additionally, if certain milestones are achieved in the Proprietary Development segment, for example, by filing an application for an investigational new drug, or IND, for specific target molecules, this may trigger milestone payments to licensors of up to an aggregate of US$ 249.0 million related to regulatory events or the achievement of sales targets. The next milestone payment amounting to US$ 12.5 million could presumably occur in the next 12 months. No accrual has been recorded in our consolidated balance sheet for this amount.

Off-Balance-Sheet Arrangements

We do not currently have any off-balance-sheet arrangements and did not have such arrangements in the years 2020 or 2019.

Comparison of Actual Business Results versus Forecasts

MorphoSys demonstrated solid financial performance during the 2020 reporting year. A detailed comparison of the Company's forecasts versus the actual results can be found in Table 08.

Group Management Report
Analysis of Net Assets, Financial Position and Results of Operations
84

Table 08
Comparison of Actual Business Results versus Forecasts

	2020 Targets	2020 Results
Financial targets	Group revenues between € 317 million and € 327 million (initial forecast of € 280–290 million; revised on October 27, 2020 following an updated assessment of the financial performance indicators), thereof royalties from Tremfya between € 37 million and € 42 million	Group revenues of € 327.7 million,thereof royalties from Tremfya of € 42.5 million
	Research and development expenses of € 130–140 million	Research and development expenses of € 141.4 million
	Selling expenses in the high double-digit million range	Selling expenses of € 107.7 million
	General and administrative expenses: Significant increase (2019: € 36.7 million)	General and administrative expenses of € 51.4 million
	EBIT in the range of € 10 million to € 20 million (initial forecast: € –15 million to € 5 million; revised on October 27, 2020 following an updated assessment of the financial performance indicators)	EBIT of € 27.4 million EBIT exceeds forecast due to lower expenses in connection with the Monjuvi launch which had been expected to be higher on an interim basis
	Partnered Discovery segment: Positive operating result/EBIT (2019: € 26.8 million)	Partnered Discovery segment: EBIT in the amount of € 37.4 million
	Significant increase in liquidity (2019: € 357.4 million)	Liquidity in the amount of € 1,244.0 million
Proprietary Development	Tafasitamab • Market launch of tafasitamab in combination with lenalidomide for r/r DLBCL in the U.S. planned for mid 2020 (given U.S. FDA approval), together with our partner Incyte under the collaboration and license agreement signed in January 2020 • Incyte's support in the submission of a marketing authorization application for tafasitamab in combination with lenalidomide for r/r DLBCL to the European EMA by mid 2020; Incyte has exclusive commercialization rights outside of the U.S. • Continued expansion of the commercial structures and strategic presence in the U.S. to ensure the readiness for the marketing of tafasitamab by mid 2020 following regulatory approval, complemented by the commercial expertise and infrastructure of Incyte • Continuation of the phase 1b study with tafasitamab initiated in December 2019 in first-line DLBCL (firstMIND) • Continuation of the pivotal phase 3 study evaluating tafasitamab in combination with bendamustine in comparison to rituximab and bendamustine in r/r DLBCL (B-MIND trial) and the increase in number of patients to 450 patients • Continuation of the phase 2 COSMOS study of tafasitamab in CLL/SLL in combination with idelalisib or venetoclax • Expansion of tafasitamab's clinical development beyond DLBCL under the collaboration and licensing agreement signed with Incyte in January 2020. This will include other indications as well as various investigator-initiated studies already scheduled	Tafasitamab • FDA approval in July of Monjuvi in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT) • Validation of marketing authorization application (MAA) by EMA for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma in May • Necessary commercial infrastructures put in place and key positions filled in Boston, as well as preparations of the joint MorphoSys and Incyte team for early regulatory approval successful • Recruitment for firstMIND completed ahead of schedule • Continuation of B-MIND study: recruitment in order to increase number of patients to 450 was progressing well • Continuation of COSMOS study: treatment and follow up of patients ongoing • Preparations to expand clinical development of tafasitamab beyond DLBCL in additional indications, such as relapsed or refractory follicular lymphoma (r/r FL) and marginal zone lymphoma (r/r MZL) further advanced to enable study initiation in 2021; several investigator-initiated studies initiated or in planning; collaboration agreement reached with Xencor to study tafasitamab in combination with lenalidomide and plamotamab
	Felzartamab (MOR202) • Continuation of clinical development of felzartamab (MOR202) in autoimmune kidney disease and, potentially, in other autoimmune indications	Felzartamab (MOR202) • Continuation of M-PLACE study in membranous nephropathy after the interruption due to COVID 19; first patient dosed in the U.S. in late July 2020

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
85
Financial Statements

	2020 Targets	2020 Results
Proprietary Development	Otilimab/GSK • Continuation of clinical development in rheumatoid arthritis by partner GSK	Otilimab/GSK • Continued execution of phase 3 clinical program in rheumatoid arthritis by GSK • Initiation of OSCAR clinical trial in Q2 to evaluate safety and efficacy of otilimab in patients suffering from severe pulmonary COVID 19-associated disease
	MOR106 • Review of the further strategy for MOR106 together with Galapagos and Novartis	MOR106 • Termination of development and commercialization agreement by Novartis; completion of ongoing activities related to terminated studies jointly with Galapagos and Novartis
	MOR107 • Continuation of preclinical evaluation of MOR107 with focus on oncology indications (MOR107 is a lanthipeptide being developed by Lanthio Pharma B.V.)	MOR107 • Event-related impairment test of lanthipeptide MOR107 (LP 2 3) at the end of the second quarter; full impairment and discontinuation of the program • MorphoSys decided in November 2020 to sell its shares in Lanthio Pharma B.V. to Lanthio Participatie B.V., a newly formed company established by the current Managing Director of Lanthio Pharma B.V.
	Continuation and/or initiation of development programs in the field of antibody identification and preclinical development	• MOR210: FDA approval of IND application for MOR210/TJ210 for the treatment of patients with relapsed or refractory advanced solid tumors in September • Vivoryon's QPCTL* inhibitors: based on the comprehensive analysis of data from preclinical validation studies, MorphoSys decided in April not to exercise the exclusive license option granted for Vivoryon's small molecule QPCTL* inhibitors in the field of oncology • Continuation of programs in early-stage drug discovery
Partnered Discovery	Progress in development programs with partners	Guselkumab (Tremfya; Partner: Janssen): • FDA approval in July for the treatment of adult patients suffering from active psoriatic arthritis (PsA) • A positive CHMP recommendation in October for the treatment of active psoriatic arthritis (PsA) in the European Union (EU) • European Commission's approval received in December for the treatment of adult patients with active psoriatic arthritis (PsA) Partner Novartis: • 15th antibody from the collaboration started clinical development in June • Start of phase 2 clinical trial in September for NOV 14 (CSJ117) in patients with severe uncontrolled asthma and NOV 8 (CMK389) clinical trial in patients with chronic pulmonary sarcoidosis • Start of clinical development in November of a further antibody under the collaboration

*see glossary – page 216

Group Management Report
Analysis of Net Assets, Financial Position and Results of Operations
86

The Management Board's General Assessment of Business Performance

The 2020 financial year was a special one for MorphoSys and its employees. MorphoSys emerged from this eventful and dynamic financial year even stronger, despite all the limitations. While the pandemic constituted a major challenge to the Company and its operations, as well as to the employees and their private lives, we were able to successfully overcome these together.

In our operating business, we paved the way to decisively advance our transformation. In January 2020, for example, we successfully concluded negotiations with the U.S. company Incyte on a far-reaching collaboration and license agreement and signed a partnership with Incyte for the further development of the proprietary CD19 antibody tafasitamab. The collaboration with Incyte on the commercialization side is of strategic importance.

This transaction was also an important step for the rapid, joint preparation for the co-commercialization of tafasitamab in the U.S. In July 2020, the FDA granted accelerated approval for Monjuvi in combination with lenalidomide in the treatment of adults with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are ineligible for autologous stem cell transplantation. Monjuvi has been the first and, so far, only FDA approval of a second-line therapy for adult patients.

We are very proud of this approval and of the speed of Monjuvi's roll-out in the market. Monjuvi was immediately launched in the U.S. for treating this type of blood cancer and supplied to specialized distributors. In the first week following approval, the first order was shipped and, in the second week, the first patient was treated. Monjuvi product sales totaled US$ 22 million since launch in mid-August 2020.

As the year progressed, we achieved further milestones with tafasitamab: In May 2020, the marketing authorization application for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma was validated by the EMA, allowing the assessment process to formally begin. Several clinical trials were continued to establish tafasitamab as a standard therapy for DLBCL and develop it for other indications.

In November 2020, we entered into a clinical collaboration agreement with Incyte and Xencor to evaluate the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL).

In the 2020 financial year, revenues grew to € 327.7 million and EBIT to € 27.4 million. Revenues consisted primarily of € 255.8 million in revenues from the collaboration and license agreement with Incyte. In addition, revenues of Tremfya increased in 2020, resulting in higher royalty payments compared to the previous year. The year-on-year increase in EBIT resulted from higher revenues offset by expenses for the development and commercialization of tafasitamab. Cash provided by operating activities amounted to € 35.3 million, mainly as a result of the consolidated net profit. Our cash and cash equivalents of € 1,244.0 million are a confirmation of the strength of the Company's financial resources.

In addition, significant progress was made in the other clinical development programs during the financial year:

Research and development continued on the CD38 antibody felzartamab (MOR202), which is a proprietary development based on our HuCAL antibody technology. Felzartamab (MOR202) could be used against autoimmune diseases, among other indications. First data from the phase 1/2 M-PLACE (proof-of-concept) study in membranous nephropathy (aMN*) are expected in H1 2021.
*see glossary – page 216

In April 2020, the first patient in mainland China was dosed with felzartamab (MOR202/TJ202) in an ongoing phase 3 clinical trial conducted by our partner I-Mab. This trial is evaluating the human CD38 antibody felzartamab (MOR202/TJ202) in combination with lenalidomide in patients with relapsed or refractory multiple myeloma.

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
87
Financial Statements

In July 2020, the FDA approved Tremfya for the treatment of adult patients with active psoriatic arthritis (PsA), followed by a corresponding approval from the European Commission in December 2020. Tremfya was developed by Janssen using MorphoSys' antibody technology HuCAL and approved in 2017 for the treatment of psoriasis. MorphoSys receives royalties for its contribution to the development of Tremfya.

In September 2020, we and our partner I-Mab announced the approval of the Investigational New Drug (IND) application for the MOR210/TJ210 antibody by the FDA. The phase 1 clinical trial investigating safety, tolerability, pharmacokinetics and pharmacodynamics started dosing the first patient in January 2021.

MorphoSys placed convertible bonds in the amount of € 325 million with institutional investors in October. The proceeds will be used for general corporate purposes, including proprietary development programs, in-licensing and/or M&A transactions.

An exclusive license agreement was signed in November 2020 with Cherry Biolabs (based in Germany) to use Hemibody technology for up to six targets. Hemibody technology is expected to enable us to develop novel drugs for effector T-cell recruitment with higher precision and an improved tolerability profile in cancer patients as part of the CyCAT platform.

For almost the entire 2020 financial year, MorphoSys dealt with a novel and unpredictable situation: the COVID 19 pandemic. Maneuvering this situation required prudent planning, which was continuously adapted to sometimes rapidly changing conditions.

MorphoSys' top priority is the well-being and safety of its employees, partners in healthcare and patients. Thanks to the measures and efforts implemented, the impact of the pandemic on our employees and operations became manageable. The Company was able to avoid drastic restrictions in clinical trials, for example, with regard to patient recruitment and monitoring. Enrollment in all ongoing tafasitamab studies continued as planned, as did the enrollment for the M-PLACE study with felzartamab (MOR202), after an interruption. Sales and medical team members used a combination of digital and face-to-face communication to perform their duties without severe limitations. In-house research was also only slightly affected by COVID 19. MorphoSys was able to prove that it can manage a decidedly demanding and large program very well, even under the challenging conditions of the 2020 financial year.

At the end of 2020, two products deriving from MorphoSys' pipeline were on the market, 28 compounds were in clinical development. The pipeline comprised a total of 116 drug candidates.

Group Management Report
Outlook and Forecast
88

Outlook and Forecast

MorphoSys' business model focuses on the development of innovative drug candidates using proprietary technologies such as the HuCAL or the Ylanthia antibody library. The Company develops drug candidates both in-house and in collaboration with partners. The aim is to offer better treatment options to seriously ill patients. The Company's own development activities are mainly focused on compounds for the treatment of cancer and autoimmune diseases, which are to be brought to market and commercialized.

General Statement on Expected Development

MorphoSys has defined three strategic value drivers:

- Revenues from the commercialization of proprietary products, such as Monjuvi
- Milestone payments and royalties from the commercialization and clinical development of products and product candidates by partners, e.g. the royalty payments from sales of Tremfya, which is developed and commercialized by partner Janssen
- Further development of proprietary products and the use of in-licensed technology platforms to generate new pipeline candidates and fully exploit the broad potential

The combination of the three pillars is central to MorphoSys' transformation into a fully integrated biopharmaceutical company, which is expected to continuously contribute to attractive value creation for its shareholders.

The Management Board expects the following developments in 2021:

- Expansion of Monjuvi revenues in the U.S. for the full financial year, with commercialization driven by its own capabilities and strategic presence and supported by the expertise and structures of partner Incyte
- Further clinical development of proprietary product candidates tafasitamab and felzartamab (MOR202)
- Further expansion of the proprietary pipeline through own development activities as well as potential in-licensing, corporate acquisitions or development collaborations
- Investment of funds from successful clinical developments of our partners as well as their product sales into the development of our own programs
- Investment in proprietary technology development as well as complementing and combining it with new technologies with the goal of maintaining or expanding MorphoSys' leading position in the field of therapeutic antibodies and related technologies
- Exploration of new strategic collaborations aimed at gaining access to innovative targets and compounds
- Continued careful monitoring of COVID-19 pandemic and, if necessary, adjustment through appropriate measures necessary

The expected developments or development progress of the pipeline are presented in detail below under "Future research and development".

Strategic Outlook

MorphoSys invests a significant portion of its financial resources in its own research and development and in its own commercialization structures. The focus of the Company's entrepreneurial activities is on cancer and autoimmune diseases. The strategy is increasingly geared towards developing projects in-house into the late phases of clinical research and, if necessary, taking them through to commercialization. The Management Board believes that this is the best way to increase the value of the Company in the long term.

The strategic goal of the Management Board is to put the Group's revenues on a broad basis. Revenues from own research successes, goal-oriented partnerships, and leveraging the full potential of the Company's own antibody libraries should contribute to this. The aim of linking the three pillars – commercialization, partnerships and technology platforms – is to achieve the broadest possible pipeline of internal and external active substances or product candidates.

The first of these three pillars is the generation of direct revenues from the commercialization of internally developed products. Of central importance for MorphoSys is the value creation from tafasitamab. Following the approval and launch of Monjuvi in the U.S. in 2020, approval procedures are also underway for Europe and other regions such as Switzerland and Canada. There, tafasitamab would be marketed by Incyte and MorphoSys is entitled to royalties.

Outlook and Forecast
Group Management Report
89
Financial Statements

The Management Board is convinced that tafasitamab could offer tremendous future potential, for example as a first-line therapy in DLBCL as well as in other indications. Tafasitamab is anticipated to become a key component in the treatment of DLBCL and in other therapies. MorphoSys and Incyte have also identified significant unmet medical need and commercial opportunities for tafasitamab in non-Hodgkin's lymphoma outside DLBCL. With felzartamab (MOR202), MorphoSys has another proprietary development candidate in autoimmune diseases.

Successful partnerships are a second driver of value generation in that milestone payments and royalties (in the event of market approval) provide a continuous revenue stream. One example is Tremfya, which was developed by our partner Janssen to market approval. Partnered programs such as otilimab with GSK, felzartamab (MOR202) in multiple myeloma with I-Mab or gantenerumab with Roche are the next candidates that could reach market maturity.

As a third pillar, the technology platforms and antibody libraries will continue to deliver their added value as they have in the past. These are anticipated to further expand the research pipelines and open up future growth opportunities for MorphoSys. Examples include the established proprietary platforms HuCAL, Ylanthia and Slonomics, as well as the innovative technologies OkapY and CyCAT.

To be successful in all three business areas, continuous investments in the Company's further development is not only sensible, but essential.

Expected Economic Development

In its January 2021 report, the International Monetary Fund (IMF) projected global economic growth of 5.5% in 2021, compared to a forecast of –3.5% for the year 2020. This forecast is made with exceptional uncertainty: While recent vaccine approvals have raised hopes of a turnaround in the pandemic later this year, renewed waves and new variants of the virus are of concern. On the positive side, in addition to the vaccines, there is an expectation of additional policy support in a few large economies. Growth in advanced economies is anticipated to reach 4.3% in 2021, compared to the forecast of –4.9% for 2020. The IMF expects growth in the euro area to 4.2% in 2021 compared to –7.2% forecast for 2020. Growth in Germany is anticipated to rise to 3.5% in 2021 (2020: –5.4%), and the IMF projection for U.S. economic growth in 2021 is 5.1% (2020: –3.4%). The IMF's 2021 growth forecast for the emerging and developing countries is 6.3% (2020: –2.4%), and growth in China in the coming year is projected at 8.1% (2020: 2.3%). Russia's economy is anticipated to grow 3.0% (2020: –3.6%). Brazil is expected to experience positive growth, projected at 3.6% for 2021 (2020: –4.5%).

MorphoSys AG has implemented a business continuity plan to largely prevent the collapse of critical business processes and ensure their resumption in the case of a natural disaster, public health emergency such as the novel coronavirus, or other serious events. However, depending on the severity of the situation, it may be difficult or, in some cases, impossible to avoid an interruption in our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event, and we may incur substantial costs that could have a material adverse effect on our business.

Expected Development of the Life Sciences Sector

In early December 2020, at the end of an unprecedented year, BioCentury ("2021 Predictions: a BioCentury survey" December 18, 2020) surveyed a group of 18 biopharma C-suite executives, pharma R&D heads and investors based in the U.S., Europe and China. Two findings stood out: an overwhelming confidence that mRNA technology would take off, and a strong expectation for more consolidation among the mega-cap biopharmaceutical companies. If the Group's predictions hold true, the IPO boom in 2020 could continue in 2021, and some new targets and technologies could show clinical proof of concept.

At the end of 2020, an editorial was published by BioCentury ("Innovations forged in the COVID crucible will reshape medicine," December 31, 2020), which reviewed the paradigm shifts brought about by the 2020 COVID 19 pandemic, noting that an entire decade's worth of changes had been compressed into a ten-month period. In order to realize the full potential of these advances, however, the author cautioned that smart government strategies, including government investment and regulation, will be necessary. Investments in healthcare will need to increase as well as the competence of government institutions and the trust placed in them. The article also noted that biopharmaceutical companies, regulators, academic researchers, funders and payers as a whole must be willing to change the way they work in order to incorporate some of the collaborative ways of working demonstrated in the pandemic into their routine operations.

Group Management Report

Outlook and Forecast

90

The high level of innovation in the biotechnology sector is reflected in the number of new FDA product approvals in 2020. Despite the challenges posed by the COVID 19 crisis, 53 new compounds were approved in comparison to 48 in 2019, and a record of 59 in 2018. This figure does not include approvals from the Center for Biologics Evaluation and Research (CBER). The European Medicines Agency (EMA) recommended the approval of 39 new active ingredients in 2020, up from 30 in the prior year.

According to the report by PricewaterhouseCoopers (PwC) entitled "Pharma & Life Sciences Deals Insights: 2021 Outlook", there is optimism that 2021 will see a return to normalcy in the pharmaceutical and healthcare sector. Deal activity in 2021 is projected to reach between US$ 250 – 275 billion for the year. The total value of deals in 2020 was US$ 184.2 billion, 48.6% lower in comparison to the prior year. In 2021, innovation and the necessary economies of scale are the factors expected to drive activity as a result of the headwinds from the pandemic as well as uncertainty surrounding the regulatory and tax environment and drug pricing policies. Deal activity is expected across all subsectors and transaction sizes, with large pharma companies looking to continue to grow through M&A as companies look to make long-term investments in key therapeutic categories such as oncology and cell and gene therapy.

Future Research and Development and Expected Business Performance

MorphoSys' investments in research and development will continue, with the majority to be directed towards developing the Company's proprietary drug candidates tafasitamab and felzartamab (MOR202), and new drug discovery. Most of these funds will be used in the broad clinical development of tafasitamab in the short- to medium-term, while further investments is planned for target identification, related antibody development and technology development.

Planned investments in proprietary drug candidates and technologies are expected to continue to lead to progressive maturity of product candidates in the pipeline.

The following events and development activities are planned in the year 2021:

- Continue the phase 1b trial of tafasitamab in previously untreated DLBCL (firstMIND)
- Initiate a pivotal phase 3 trial of tafasitamab in previously untreated DLBCL (frontMIND)
- Initiate a pivotal phase 3 trial (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/MZL)
- Investigate tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (r/r FL) jointly with Incyte and Xencor
- Continue the L-MIND study of tafasitamab and evaluate the long-term efficacy and safety data
- Continue the pivotal phase 3 trial (B-MIND) of tafasitamab in combination with bendamustine for r/r DLBCL
- Continue the phase 2 COSMOS study with tafasitamab in CLL/SLL in combination with idelalisib and venetoclax
- Support Incyte in its initiated regulatory submissions to the EMA, Swissmedic and Health Canada for tafasitamab in combination with lenalidomide for r/r DLBCL
- Also support Incyte in submitting marketing authorization applications in other markets
- Generate data from the phase 1/2 M-PLACE (proof-of-concept) study of felzartamab (MOR202) for the treatment of anti-PLA2R-positive membranous nephropathy
- Continue dose schedule finding study (New-PLACE) in membranous nephropathy
- Support partner I-Mab in the regulatory filing (BLA) for felzartamab (MOR202/TJ202) for multiple myeloma in China
- Continue and/or initiate development programs for antibody identification and preclinical development

We also expect the following events to occur in 2021 for programs that are driven by partners and where we benefit in the form of royalties and milestone payments if successful:

- Publication of preliminary results of the OSCAR study using otilimab for the treatment of severe pulmonary COVID 19 related disease by partner GSK in February 2021
- As the clinical development of drug candidates progresses, we expect individual product candidates in the partnered pipeline to continue to mature. Whether, when and to what extent any news will be published after the primary completion of the studies is solely at the discretion of our partners

Outlook and Forecast
Group Management Report
91
Financial Statements

Expected Development of the Financial Position and Liquidity

MorphoSys has transformed from a research and technology platform focused business into a commercial biopharmaceutical company, with its first product launched in 2020. As our business model has changed, we will adapt our guidance parameters and guide total revenues, operating expenses as well as research and development expenses going forward. These parameters place the right emphasis on the Company's main drivers: Sustainable revenue growth from product sales and royalties as well as continued investment to expand our pipeline and support the ongoing launch of Monjuvi.

For the 2021 financial year, the Management Board is projecting Group revenues of € 150 million to € 200 million. This forecast includes the recently announced € 16 million milestone payments from GSK, but excludes other potential significant milestones from development partners and/or licensing partnerships. This revenue guidance is subject to a number of uncertainties including the potential for variability from the first full year of the Monjuvi product launch, the limited visibility that MorphoSys has on the Tremfya royalty stream as well as the ongoing COVID-19 pandemic and the impact on our as well as our partner's business operations.

2021 operating expenses, inclusive of Incyte's share of Monjuvi selling costs, are expected to be in the range of € 355 million to € 385 million, with R&D representing 45 50% of the total. The R&D expenses represent our continued investment in the development of tafasitamab, felzartamab (MOR202), early-stage development programs, and further development of our technologies.

The overall guidance is subject to a number of uncertainties including, but not limited to the ongoing COVID 19 pandemic and its impact on MorphoSys' business operations.

In the years ahead, events such as the in-licensing and out-licensing of development candidates and significant milestone payments and royalties from the market maturity of HuCAL and Ylanthia antibodies could have an impact on the Company's net assets and financial position. Such events could cause financial targets to change significantly. Similarly, failures in drug development could have negative consequences for the MorphoSys Group. Negative effects from a further pandemic similar to COVID 19 or from COVID 19 variants are also possible or cannot be excluded. Revenue growth in the near- to medium-term will depend on the Company's ability to successfully commercialize Monjuvi.

At the end of the 2020 financial year, MorphoSys had cash and investments of € 1,244.0 million (December 31, 2019: € 357.4 million). MorphoSys possesses sufficient liquidity to fund the development of its proprietary portfolio, execute the Monjuvi ongoing launch and be opportunistic about the in-licensing of technologies and compounds, as well as partnerships with promising companies.

Dividend

In the separate financial statements of MorphoSys AG, prepared in accordance with German Generally Accepted Accounting Principles (German Commercial Code), the Company is reporting an accumulated deficit, which prevents it from distributing a dividend for the 2020 financial year. In view of the anticipated losses in 2021, the Company expects to continue to report an accumulated loss for the 2021 financial year. MorphoSys plans to invest further in the development of proprietary drugs and to pursue new in-licensing agreements and acquisitions to open up new growth opportunities and increase the Company's value. Based on these plans, the Company does not expect to pay a dividend in the foreseeable future.

This outlook takes into account all known factors at the time of preparing this report and is based on the Management Board's assumptions of events that could influence the Company in 2021 and beyond. Future results may differ from the expectations described in the section entitled "Outlook and Forecast." The most significant risks are described in the risk report.

Group Management Report
Risk and Opportunity Report
92

Risk and Opportunity Report

We operate in an industry characterized by constant change and innovation. The challenges and opportunities in the healthcare sector are influenced by a wide variety of factors. Global demographic changes, medical advances, and the desire to improve the quality of life provide excellent growth opportunities for the pharmaceutical and biotechnology industries; however, companies must also grapple with growing regulatory requirements in drug development and cost pressure on the healthcare systems.

We make a great effort to systematically identify new opportunities and leverage our business success to generate a lasting increase in enterprise value. Entrepreneurial success, however, is not achievable without conscious risk-taking. Through our worldwide operations, we are confronted with a number of risks that could affect our business performance. Our risk management system identifies these risks and evaluates them and takes suitable action to avert risk and reach our corporate objectives. A periodic strategy review ensures that there is a balance between risk and opportunity. We assume risk only when it involves an opportunity to increase the Company's value.

Risk Management System

The risk management system is an essential element of our corporate governance and ensures adherence to good corporate governance principles and compliance with regulatory requirements.

We have a comprehensive system in place to identify, assess, communicate and deal with risk. Our risk management system identifies risks as early as possible and details the actions we can take to limit operating losses and avoid risks that could jeopardize our Company. All actions to minimize risk are assigned to risk officers, who are also members of our Senior Management Group.

All of our material risks in the various business segments are assessed using a systematic risk process that is carried out twice a year. Risks are evaluated by comparing their financial impact with their probability of occurrence and without initiating a risk mitigation process. This method is applied over assessment periods of 12 months and three years to include the risk related to our proprietary development that has a longer duration. Additionally, there is a long-term strategic risk assessment that spans more than three years (qualitative assessment). An overview of the current risk assessment can be found in Tables 09* and 10*.

*cross-reference to page 100 and page 101

Risk managers enter their risks into an IT platform that makes monitoring, analyzing and documenting risks much easier. The risk management system distinguishes risk owners from risk managers. For risks in relation to clinical development, the risk owner is the responsible business team head for the respective clinical program. For non-clinical risks, the risk owner is the responsible department head. Employees from the respective area of the risk owners are designated as risk managers if the risks included in the risk management system fall within their area of responsibility. Risk owners and risk managers are required to update their risks and assessments at half-yearly intervals. This process is coordinated and led by the Group Controlling & Risk Management Department, which is also responsible for monitoring the evaluation process and summarizing the key information. The information is presented regularly to the Management Board, who presents the results to the Supervisory Board twice a year. The entire evaluation process is based on standardized evaluation forms. Risk management and monitoring activities are carried out by the relevant managers. The changes in the risk profile resulting from these activities are recorded at regular intervals. It is also possible to report important risks on an ad hoc basis should they occur outside of the regular intervals. The risk and opportunity management system combines a bottom-up approach for recognizing both short- and medium-term risks with a top-down approach that systematically identifies long-term global risks and opportunities. As part of the top-down approach, workshops are held twice per year with selected members of the Senior Management Group. These workshops assess and discuss the long-term risks and opportunities, including those exceeding a period of three years, in different areas of the Company. The evaluation process is solely qualitative. The risks are listed in Table 10*.

*cross-reference to page 101

Risk and Opportunity Report
Group Management Report
93
Financial Statements

Principles of Risk and Opportunity Management

We continually encounter both risks and opportunities that could have a potential material impact on our net assets and financial position, as well as a direct effect on intangible assets, such as our image in the sector or our brand name.

We define risk as an internal or external event that has a direct impact. In handling risk, we include an assessment of the potential financial impact on our goals. There is a direct relationship between opportunity and risk. Seizing opportunities has a positive influence on our goals, whereas the emergence of risk has a negative influence.

Responsibilities under the Risk and Opportunity Management System

Our Management Board is responsible for the risk and opportunity management system and ensures that all risks and opportunities are evaluated, monitored and presented in their entirety.

The Group Controlling & Risk Management Department coordinates the risk management process and reports regularly to the Management Board. The Supervisory Board has appointed the Audit Committee to monitor the effectiveness of our risk management system. The Audit Committee periodically reports its findings to the entire Supervisory Board, which is also directly informed by the Management Board twice a year.

›› see figure 09 – Risk and Opportunity Management System at MorphoSys (page 94)

Accounting-Related Internal Control System

To ensure accurate bookkeeping and accounting and maintain reliable financial reporting in the consolidated financial statements and group management report, we use internal controls through our financial reporting, which we have expanded pursuant to the SOX* regulations (Sarbanes-Oxley Act of 2002, Section 404), in addition to Group-wide reporting guidelines and other measures, such as employee training and ongoing professional education. This essential component of Group accounting consists of preventative, monitoring and detection measures intended to ensure adequate security and control in accounting and operating functions. Detailed information about the internal control system for financial reporting can be found in the Corporate Governance Report.

*see glossary – page 216

Risks According to the Risk Management System

Risk Categories

Within the scope of our risk assessment, we assign risks to six categories, which are described below. The assessment of the relevance of the risks is not distinguished according to categories but according to impact and probability of occurrence. Consequently, Table 09*, which lists our greatest risks, does not necessarily include risks from all six categories.

*cross-reference to page 100

Financial Risk

Our financial risk management seeks to limit financial risk and reconciles this risk with the requirements of our business.

Financial risk can arise in connection with licensing agreements, for example when the out-licensing or commercialization of products does not materialize, is delayed, or is realized at terms and conditions other than initially expected. Risk also arises when revenues do not reach their projected level or when costs are higher than planned due to higher resource requirements. Detailed project preparations, such as those made through in-depth exchanges with internal and external partners and consultants, ensure the optimal starting point early in the process and are important for minimizing risk. The financial risk relating to tafasitamab was minimized at the beginning of 2020 through the partnership with Incyte and in mid 2020 with tafasitamab's approval in the United States by the U.S. FDA. Nevertheless, there continues to be a risk that tafasitamab's approval in other countries may not be granted, may be delayed, or may require further studies. There is also a risk that the FDA could revoke its approval in certain circumstances, that revenues and royalties may be delayed or lower than expected, and that investments in further clinical studies may not achieve the desired success (such as further approvals in other patient segments or indications) and that long-term product supply commitments to our contract manufacturers may have to be made before the success of tafasitamab can be more accurately predicted. With regard to felzartamab (MOR202), we continue to bear the full financial risk related to the development and subsequent commercialization outside China, Hong Kong, Macao and Taiwan (partnered with I-Mab). The commitments to manufacturers for this product are also progressively increasing. Whether a further partnership will be pursued alongside I-Mab for felzartamab (MOR202) will be decided at a later date after carefully weighing the risks and opportunities of doing so. For partnered programs, such as MOR210, there are some cases in which we retain some risk related to clinical development. For programs, such as those that are in-licensed or purchased, there is a risk that the benefits may not materialize as anticipated after costs have been incurred. Detailed analyses of the programs under consideration are conducted together with our

Group Management Report Risk and Opportunity Report 94 Figure 09   Risk and Opportunity Management System at MorphoSys Corporate Governance Management Supervisory Board / Board Executive Committee Risk and Internal Compliance Internal Opportunity Control Management Audit Management System Discussion Defi ne Forum Objectives Technology Business Scouting Development Assess Risk Innovation Capital Implement Measures Monitor System

Risk and Opportunity Report
Group Management Report
95
Financial Statements

internal consultants and, if necessary, external consultants, which ensures that we have made a thorough assessment, which minimizes risk.

Continuing economic difficulties in Europe indicate that potential bank insolvencies still pose a financial risk. This is the reason we continue to invest only in those funds and bank instruments that are deemed safe – to the extent this is possible and foreseeable – and that have a high rating and/or are secured by a strong partner. We limit our dependence on individual financial institutions by diversifying and/or investing in lower-risk money market funds. However, a strategy that eliminates all risk of potential bank insolvency would be too costly and impractical. German government bonds, for example, are a very secure form of investment but currently trade with negative interest rates. A further risk is the receipt of adequate interest on financial investments, particularly in light of today's negative key interest rates. It is currently very difficult for us to invest within the scope of our company policies and still avoid negative interest rates. We invest, when possible, in instruments that yield positive interest rates. There is no guarantee, however, that secure positive interest-bearing investments will always be available.

In the Partnered Discovery segment, there is a financial risk associated with royalties on Tremfya product sales. Revenues generated by our partner Janssen from the drug approved in 2017 are difficult to predict and may lead to deviations from the budgeted revenue.

We plan to continue to invest a significant portion of our funds in the development of our product candidates. This includes identifying target molecules and drug candidates, conducting preclinical and clinical studies, producing clinical material, supporting partners and co-developing programs. Our current financial resources and projected revenues are expected to be sufficient to meet our current and short-term capital needs. This does not guarantee, however, that sufficient funds will be available over the long term at all times.

Operational Risk

Operational risk includes risks related to the exploration, development and commercialization of proprietary drug candidates.

The termination of a clinical trial prior to receiving marketing authorization from the authorities or before out-licensing to partners – which does not necessarily imply the failure of an entire program – can occur when the trial does not produce the expected results, shows unexpected adverse side effects or the data were compiled incorrectly. Clinical trial design and drafts of development plans are always completed with the utmost care. This gives the trials the best opportunity to show relevant data in clinical testing and persuade regulatory agencies and possible partners of the potential of the drug candidate. External experts also contribute to our existing internal know-how. Special steering committees and panels are formed to monitor the progress of clinical programs.

Any changes with respect to clinical trials, such as the trial's design or the ability to recruit patients quickly, as well as any emerging alternative therapies, may lead to a delay in development and, as a result, have a negative impact on the trial's economic feasibility and economic potential.

Our business may be adversely affected by the ongoing COVID 19 pandemic. As a result of the pandemic, we are experiencing disruptions in our operations and business, and those of third parties upon whom we rely. For instance, we are experiencing disruptions in the conduct of our clinical trials, manufacturing and commercialization efforts. We expect to continue experiencing these disruptions in our operations for an unknown period of time, as the trajectory of the COVID 19 pandemic remains uncertain. The measure taken to cope with the COVID 19 pandemic are presented in the business activities described in chapter "Infuencial factors"; we do not see any increased risk due to the pandemic.

There is also a risk associated with proprietary programs should a partnership fail or be delayed.

For tafasitamab, the partnership with Incyte represents both an opportunity as well as a possible risk due to the complexity inherent in co-development, manufacturing and commercialization. This risk is minimized by managing the alliance in a targeted manner and relying on joint steering committees. The risk related to the manufacturing process is minimized by counteracting possible material surpluses through contractually agreed flexibility with suppliers. Furthermore, the long shelf life of tafasitamab offers additional options for responding to changing market requirements.

Group Management Report
Risk and Opportunity Report
96

Programs in the drug discovery phase pose a risk, as they may be delayed or terminated for various scientific reasons due to the exploratory nature of early-stage research. Great care is taken to ensure constant scientific monitoring and optimal project management to ensure the quality and timing of the programs and support the renewal of our pipeline.

Strategic Risk

Access to sufficient financing options also represents a strategic risk for the Company. Following our decision to develop a large portion of our proprietary portfolio internally, our key focus is now on financing research and development and organizing the commercial activities of MorphoSys Inc. for the marketing of Monjuvi in the U.S. Risks in this context may arise as a result of our cost estimates, current losses, future revenues, capital requirements and/or our ability to raise additional financing. We have established an extensive budgeting process to mitigate such risks. We also have various departments and external consultants working to ensure the smooth execution of capital market transactions, if necessary. The potential lack of ability to successfully commercialize Monjuvi in the U.S., to successfully develop felzartamab (MOR202) in autoimmune diseases, to advance further drug candidates from our in-house research department into clinical development, to further develop our therapeutic technology platform, to identify, in-license or acquire and successfully develop new products, and to enter into further partnerships, if any, constitutes a certain strategic risk.

A further strategic risk is the danger that a development program introduced into a partnership may fail. Partnerships can be terminated prematurely, forcing us to search for new development partners or bear the substantial cost of further development alone. This may result in a delay or even the termination of the development of individual candidates and could lead to additional costs or a potential long-term loss of revenue due to delayed market entry.

There is also a strategic risk that preliminary data from clinical trials could lead to a trial's termination or a change in the trial's design. In addition, regulatory authorities may decide not to accept our proposed clinical development strategy or our application based on the data. Authorities could also refuse to grant us marketing authorization or, in certain circumstances, revoke marketing authorization already granted.

Risks due to product shortages or vulnerabilities within the procurement of materials are reduced by integrating additional suppliers as an additional or back-up source. An additional flexibility of the product allocation between the different distribution channels enables the avoidance of short-term product shortages.

External Risk

We face external risk in areas such as intellectual property. The patent protection of our proprietary technologies and compounds is especially important. To minimize risks in this area, we monitor new patents and patent applications and analyze the corresponding results. We also develop strategies to ensure that the patents and patent applications of third parties do not restrict our own activities. We strive to maintain as much flexibility as possible for our proprietary technology platforms and products. Risks in this context arise from the possibility of patents or patent applications from third parties not being recognized or being assessed incorrectly. External risk can also emerge through the enforcement of our intellectual property rights vis-à-vis third parties. The accompanying processes may be associated with high costs and require considerable resources. There is also a risk that third parties may file counterclaims. External risks may also arise as a result of changes in the legal framework. This risk is minimized through continued training of the relevant staff and discussions with external experts. It is also conceivable that competitors may challenge our patents or infringe on our patents or patent families, which in turn could cause us to take legal action against our competitors. Such procedures are costly and represent a significant financial risk, particularly when they take place in the U.S.

As a fully integrated biopharmaceutical company with numerous partnerships and internal research and development for developing drug candidates, we are subject to a number of regulatory and legal risks. These risks include those related to patents, potential liability claims from existing partnerships, environmental protection and competition, tax and antitrust laws. The Regulatory Affairs department is also affected by this risk in terms of the feedback it receives from regulators on study design or by price controls or restrictions on patient access. Future legal proceedings are conceivable and cannot be anticipated. Therefore, we cannot rule out that we may incur expenses for legal or regulatory judgments or settlements that are not or cannot be partially or fully covered by insurance and may have a significant impact on our business and results. There is significant cost containment pressure in European and U.S. markets, and payers have implemented measures that can lead to restrictions on access and lower the prices paid for our products. We expect these efforts to grow and expand over time.

Risk and Opportunity Report
Group Management Report
97

In the area of Proprietary Development for tafasitamab, we face an intense competitive environment with currently used therapies as well as not yet approved therapeutic alternatives in clinical research, which we are addressing through an effective sales and growth strategy.

Lastly, MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to the greatest extent possible and to enable the resumption of critical business processes in the event of a natural disaster or public health emergency, such as the novel coronavirus, or other serious events. However, depending on the severity of the situation, it may be difficult or, in certain cases, impossible for us to continue our business for an extended period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event, and we may incur substantial costs that could have a material adverse effect on our business.

Organizational Risk

Organizational risks arise, for example, when further building up the marketing structure and incurring the related costs through our fully owned subsidiary in the U.S., MorphoSys US Inc. Based on the development and strong growth of MorphoSys US Inc., a joint interdisciplinary and global U.S. launch team has been formed in order to accompany the market launch of tafasitamab in the U.S.

And finally, organizational risk can also arise from missing or delayed information within the organization on patent issues.

Compliance

In addition to the risk assessment process at Group level, additional risk assessments are carried out in areas of significance for MorphoSys Group. In the area of quality management, GxP*-relevant risks are identified and monitored. In the Healthcare Compliance area, the focus is on anti-bribery and anti-corruption as well as on key regulations accompanying commercialization activities in the United States, such as Anti-Kickback Statute, False Claim Act, Open Payments Act, Food Drug and Cosmetic Act and others.

Gxp-Relevant Risk

GxP-relevant risk can arise, for example, from several business units when quality standards are not met. To counter this risk we are committed to ensuring that our business operations meet the highest quality standards, as set out in the "Separate Non-Financial Group Report."•

Specific risk can arise, for example, when the internal quality management system does not meet the legal requirements or when there is no internal system for detecting quality problems. If the internal controls are not able to detect violations of Good Manufacturing Practice (GMP*), Good Clinical Practice (GCP*), Good Laboratory Practice (GLP*), Good Distribution Practice (GDP*) or Good Pharmacovigilance Practice (GVP*), then this also would represent a compliance risk. To minimize risk, the internal quality management system is also regularly audited by external experts and subjected to recurring audits by an internal, independent quality assurance department.

*see glossary – page 216

Compliance Risk

A compliance risk is that the Company fails to fully understand the operational challenges and, as a result, does not establish a compliance management program (CMP) in accordance with regulatory requirements and industry standards. To address this risk, we have implemented a risk-based compliance management program that adheres to all of the latest trends and applicable requirements, including the Code of Conduct, Global Anti-Bribery Policy, Global Policy on Interactions with Healthcare Professionals, Healthcare Organizations, Patients and Patient Organizations, Global Policy on Fair Market Value, Global Policy on Transparency and Disclosure of Transfers of Value to Healthcare Professionals, Healthcare Organizations, Patients and Patient Organizations and corresponding U.S and German policies.

Moreover, Global and U.S. Compliance Committees are meeting on a quarterly basis and make informed decisions on further CMP development. Set of trainings targeted at specific groups of employees as well as covering all associates are being provided on a regular basis. For instance, there is a field force guide developed to help the sales team translate the policies into their everyday work. Robust onboarding trainings are being provided to newcomers in both, Germany and U.S.

• This information is not part of the management report that is subject to audit.

Financial Statements

Group Management Report Risk and Opportunity Report
98

A yearly Compliance Risk Assessment is being conducted gathering feedback from more than 60 leaders, to rank the risks and mitigate them. Our monitoring activities feed our training and communication priorities. In the 2020 reporting year, we implemented an anti-bribery due diligence process for relevant third parties for the first time, piloting it at MorphoSys AG and expanding to MorphoSys U.S. Inc. All of the above would not be possible without a clear "tone from the top": our Executive Committee members highlight the importance of compliance at various occasions, including during Compliance Week, a very engaging event, that we held in 2020 for the first time.

The Management Board's Evaluation of the Group's Overall Risk Situation

Our Management Board considers our overall risk as manageable and trusts in the effectiveness of the risk management system to keep up with changes in the environment and the needs of the ongoing business. It is the Management Board's view that the Group's continued existence is not jeopardized. This assessment applies to the Group as a whole, as well as to each Group company. The Board's conclusion is based on the following considerations:

- The Group's exceptionally high liquidity base
- The Management Board's conviction that the Group is well-positioned to cope with any adverse events* that may occur
- The Group's comprehensive portfolio of preclinical and clinical programs in partnerships with a number of large pharmaceutical companies and a strong base of technologies to expand its proprietary portfolio

*see glossary – page 216

Despite these factors, it is impossible to influence, control or rule out risk in its entirety.

Opportunities

The most sophisticated antibody discovery and protein engineering technologies, excellent know-how and a broad portfolio of validated clinical programs have made us one of the world's most important biotechnology companies in the field of therapeutic antibodies. Monoclonal antibodies are one of today's most successful and best-selling therapies in cancer and in the treatment of immune diseases. Similar growth potential is predicted for bi- and multispecific antibodies as well as for antibody conjugates. Due to the synergies between our established antibody identification technologies (HuCAL, Ylanthia, Slonomics) and the combination with our innovative bi- and multispecific antibody approaches and formats (OkapY and CyCAT platforms), we see a tremendous opportunity to bring highly innovative and differentiated therapies into MorphoSys' clinical portfolio and further expand our market position, particularly in this area.

Opportunity Management System

The opportunity management system is an important component of our corporate management and is used to identify opportunities as early as possible and generate added value for the Company.

Opportunity management is based on the following pillars:

- a routine discussion forum involving the Executive Committee and selected senior managers;
- our business development and licensing activities;
- preclinical and clinical "search and evaluation" groups consisting of scientists and business development representatives driving our pipeline complementation strategy; and
- an internal suggestion scheme and accompanying incentive system for new scientific ideas.

Committees discuss specific opportunities and decide what action should be taken to exploit these opportunities. The meetings and their outcomes are recorded in detail, and any subsequent action is reviewed and monitored. Our business development team and our scientists participate in numerous conferences, identifying different opportunities that can open up new possibilities and contribute to our growth. The opportunities identified are presented in committees convened for this purpose and assessed in an evaluation process. Using an established opportunity evaluation process ensures a qualitative and reproducible assessment of opportunities.

Our key opportunities are described in Table 11* (qualitative evaluation).

*cross-reference to page 101

General Statement on Opportunities

Increased life expectancy in industrialized countries and rising incomes and living standards in emerging countries are expected to drive the demand for more innovative treatment options and advanced technologies. Scientific and medical progress has led to a better understanding of the biological process of disease and paves the way for new therapeutic approaches. Innovative therapies, such as fully human antibodies, have reached market maturity in recent years and have led to the development of commercially successful medical products. Therapeutic compounds based on proteins – also referred to as "biologics" – are less subject to generic competition than chemically produced molecules because the production of biological compounds is far more complex. The sharp rise in both the demand for antibodies and the interest in this class of drug candidates can be seen by the acquisitions and significant licensing agreements made over the past two to three years.

Risk and Opportunity Report
Group Management Report
99
Financial Statements

Market Opportunities

We believe that our technologies offer a decisive advantage in the development and optimization of bi- and multispecific antibody candidates, which can lead to higher success rates and shorter development times in the drug discovery process. Based on this and thanks to our long-standing expertise in technology and product development, as well as in the clinical development and commercialization of differentiated therapeutic antibodies, we foresee significant growth opportunities in the years ahead.

Therapeutic Antibodies – Proprietary Development

It is reasonable to assume that the pharmaceutical industry will continue and even increase the level of in-licensing of new drugs to refill its pipelines and replace key products and blockbusters that have lost patent protection. Our most advanced compounds tafasitamab, felzartamab (MOR202) and otilimab, place us in a good position to capitalize on the needs of pharmaceutical companies, as demonstrated by our partnerships with GSK (otilimab) and I-Mab (felzartamab (MOR202) and MOR210).

We are enhancing our proprietary portfolio on an ongoing basis and will continue to expand our proprietary portfolio by adding clinical trials with our key drug candidates, for example, by investigating new disease areas. We intend to augment our portfolio with additional programs and, in doing so, take advantage of existing and future opportunities for co-development or partnerships. We will also continue to seek new opportunities to in-license interesting drug candidates.

Therapeutic Antibodies – Partnered Discovery

By developing drugs with a number of partners, we have been able to spread the inherent risks of drug development over a broader spectrum. With over 100 individual therapeutic antibodies currently in partnered development programs, the opportunities for us to participating financially in the commercialization of drugs are increasingly higher. As the first drug generated on the basis of MorphoSys' proprietary antibody technology, Tremfya received marketing approval from the U.S. Food and Drug Administration (FDA) in 2017 for the treatment of psoriasis. Tremfya is currently approved in 76 countries for the treatment of adults with moderate to severe plaque psoriasis who are eligible for systemic therapy or phototherapy, and in Brazil, Canada, Ecuador, Japan, Taiwan, the U.S. and the EU for the treatment of adult patients with active psoriatic arthritis. In Japan, Tremfya is also approved for the treatment of pustular psoriasis and erythrodermic psoriasis, as well as palmoplantar pustulosis. In addition to the indications for which approval has already been granted, Tremfya is currently being tested in clinical trials in a number of other indications: Crohn's disease (phase 2/3 and phase 3 studies), ulcerative colitis (phase 2 and phase 2b/3 studies), pityriasis rubra pilaris and hidradenitis suppurativa (both phase 2 studies), and familial adenomatous polyposis (phase 1b study).

Technology Development

We continue to invest in new and existing technologies to maintain our technological leadership. An example of this is our licensing agreement with Cherry Biolabs, which grants us the right to use the innovative, multispecific Hemibody technology within the scope of our CyCAT dual targeting platform.

These types of technological advances could help us to increase not only the speed but also the success rate of our partnered and proprietary drug development programs. New technology modules could also open up new disease areas where antibody-based treatments are currently underrepresented by allowing the generation of antibodies against novel classes of targets as well as approaches that enable completely novel mechanisms of action.

Technology development is carried out by a team of scientists who focus on further developing our technologies. In addition to our internal technology development activities, we draw on external resources to further boost our technology.

Acquisition Opportunities

We have demonstrated our ability in the past to acquire compounds, technologies and companies in order to accelerate our growth. Promising candidates are screened systematically and evaluated by various professional panels from a variety of perspectives, including scientific-clinical, commercial, financial and regulatory perspectives. Candidates are also evaluated in terms of their strategic synergy. If an active ingredient, technology or company meets the internal selection criteria, it is submitted for evaluation to the Executive Committee, comprising the Management Board and selected senior managers, at regular intervals. The evaluations are stored in databases so that the information can be managed consistently and made instantly available.

Group Management Report
Risk and Opportunity Report
100



Financial Opportunities

Exchange rate and interest rate developments can positively or negatively affect our financial results. Interest rate and financial market developments are continuously monitored to promptly identify and take advantage of opportunities.

Table 09
Summary of MorphoSys' Key Short- and Medium-Term Risks

	Risk category	1-year assessment	
Proprietary Development segment			
Research-related risk	Strategic	••	Moderate
Patent-related risk	External	•	Low
Cross-segment			
Foreign currency risk	Financial	••	Moderate
Risk related to strategic partnerships and revenue streams	Financial	••	Moderate
Personnel-related risk	Organizational	••	Moderate
Compliance-related risk	Compliance	•	Low
Financial-market-related risk	Financial	•	Low

	Risk category	3-year assessment	
Proprietary Development segment			
Risks associated with commercial targets and supply sources	External, operational	••	Moderate
Risks related to regulatory, compliance and approval processes	Strategic, compliance	••	Moderate
Research-related risk	Strategic	•	Low
Cross-segment			
Risk of elevated development costs	Financial	••••	High
Risks related to strategic partnerships and revenue streams	Financial	••	Moderate
Compliance-related risk	Compliance	•	Low

Legend

•	**Low risk:**	low probability of occurrence, low impact (Score* 0 to 25)
••	**Moderate risk:**	medium probability of occurrence, moderate impact (Score* 26 to 50)
•••	**Medium risk:**	medium probability of occurrence, moderate to strong impact (Score* 51 to 75)
••••	**High risk:**	high probability of occurrence, very strong impact (Score* 76 to 100)

* Score: probability of occurrence x impact

Risk and Opportunity Report Group Management Report
101
Financial Statements

Table 10

Summary of MorphoSys' Key Long-Term Risks[1]

Segment	Risk
Proprietary Development	Inability to maximize the potential of Monjuvi
Proprietary Development	Failure of proprietary felzartamab (MOR202) clinical development
Partnered Discovery	Inability to expand pipeline with major in-licensing or M&A
Cross-segment	Inability to be strategically positioned as perceived by the market
Proprietary Development	Failure of discovery projects

[1] Long-term risks are weighted equally.

Table 11

Summary of MorphoSys' Key Opportunities[1]

Segment	Opportunity
Proprietary Development	Maximize our commercial product development
Proprietary Development	Potential new clinical development of our proprietary programs (tafasitamab as frontline treatment in DLBCL, felzartamab (MOR202) in autoimmune diseases)
Partnered Discovery	Successful in-licensing and/or acquisition
Proprietary Development	Leverage research organization to expand pipeline
Partnered Discovery	Further milestones and potential royalties from partnered programs

[1] Long-term risks are weighted equally.

Group Management Report Subsequent Events 102 Subsequent Events A detailed description of the subsequent events can be found in the Notes to the Consolidated Financial Statements (Note 9.5) .

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Group Management Report
103
Financial Statements

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

The Statement on Corporate Governance and the Group Statement on Corporate Governance, as well as the Report on Corporate Governance, are available on our website under Media and Investors – Corporate Governance.

Statement on Corporate Governance pursuant to Section 289f HGB and Group Statement on Corporate Governance pursuant to Section 315d HGB for the 2020 Financial Year

In the Statement on Corporate Governance under Section 289f of the German Commercial Code (HGB) and the Group Statement on Corporate Governance pursuant to Section 315d, the Management Board and the Supervisory Board present information on the most essential components of our corporate governance. The components include the annual Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (AktG), the relevant information on corporate governance practices and other aspects of corporate governance that include, above all, a description of the working practices of the Management Board and Supervisory Board.

Declaration of Conformity of the Management Board and Supervisory Board of MorphoSys AG with regard to the German Corporate Governance Code ("Code")

The Management Board and the Supervisory Board of MorphoSys AG declare pursuant to Section 161 of the German Stock Corporation Act:

1. From November 29, 2019, the date of its most recent Declaration of Conformity, MorphoSys AG has complied – with the exception described below – with the recommendations of the "Government Commission on the German Corporate Governance Code" in the Code version dated February 7, 2017 ("GCGC 2017"):

   The amount of compensation of the Management Board members does not provide for a cap, neither overall nor for individual compensation components (see item 4.2.3 para. 2 sentence 6 of the GCGC 2017). Against the background of already existing means of the Supervisory Board to cap variable compensation components of the Management Board members as well as the annual allocation of such variable components, the Supervisory Board considers an additional cap relating to the overall and individual compensation components as unnecessary.

2. Further, MorphoSys AG has complied – with the exceptions described below – with the recommendations of the "Government Commission on the German Corporate Governance Code" in the Code version dated December 16, 2019 ("GCGC 2020") from the date of the announcement of the GCGC 2020 in the German Federal Gazette on March 20, 2020:
   - MorphoSys AG does not comply with the recommendation C.4 of the GCGC 2020, according to which a Supervisory Board member, who is not a member of any Management Board of a listed company, shall not accept more than five Supervisory Board mandates at non-group listed companies or comparable functions (in a listed or non-listed company), with an appointment as chair of the Supervisory Board being counted twice. The member of the Supervisory Board George Golumbeski, Ph.D., currently holds in aggregate seven comparable functions in pharmaceutical and biotechnological companies in Ireland and the United States of America. Golumbeski's positions have at no time in the past affected the fulfilment of his duties as a member of the Supervisory Board of MorphoSys AG. MorphoSys AG continuously ensures that Dr. Golumbeski's positions will not distract his focus on MorphoSys AG's business and that Mr. Golumbeski has sufficient time to perform his duties as a member of the Supervisory Board of MorphoSys AG with due regularity and care.
   - MorphoSys AG does not comply with the recommendation C.5 of the GCGC 2020, according to which members of the Management Board of a listed company shall not accept the chairmanship of a Supervisory Board in a non-group listed company. The Chief Executive Officer (CEO) of MorphoSys AG, Jean-Paul Kress, M.D., holds a position as chairman of the

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

104

Board of Directors of a French biopharmaceutical company, which he had already accepted prior to his appointment as a member of the Management Board of MorphoSys AG and which has at no time in the past affected the fulfilment of his duties as CEO of MorphoSys AG. MorphoSys AG continuously ensures that Kress', M.D., position as chairman of the Board of Directors of such company will not distract his focus on MorphoSys AG's business and that Kress, M.D., has sufficient time to perform his duties as CEO of MorphoSys AG with due regularity and care.

- Section G.I. of the GCGC 2020 contains new recommendations with regard to the remuneration of the members of the Management Board. In accordance with the rationale of the GCGC 2020 and the transitional provisions of the German Stock Corporation Act regarding the amendments under the Act Implementing the Second Shareholder Rights Directive (ARUG II), with which the new recommendations of the GCGC 2020 are interlinked, the new recommendations of the GCGC 2020 have not been taken into account in current Management Board service agreements. The Management Board and the Supervisory Board of MorphoSys AG will propose to the Annual General Meeting 2021 a remuneration system for the members of the Management Board of MorphoSys AG, which complies with the new recommendations of the GCGC 2020, and which will apply to all service agreements with members of the Management Board of MorphoSys AG to be concluded or extended after the Annual General Meeting 2021.

3. MorphoSys AG will continue to comply – with the exceptions described above under item 2 – with the recommendations of the GCGC 2020.

Planegg, this November 29, 2020

MorphoSys AG

For the Management Board:	For the Supervisory Board:
Dr. Jean-Paul Kress Chief Executive Officer	Dr. Marc Cluzel Chairman of the Supervisory Board

Relevant Information on Corporate Governance Practices

We ensure compliance with the laws and rules of conduct through the Group-wide enforcement of the Code of Conduct, the Compliance Management Handbook and other internal guidelines.

Our Code of Conduct sets out the fundamental principles and key policies and practices for business behavior. The Code is a valuable tool for our employees and executives, particularly in business, legal and ethical situations of conflict. The Code of Conduct reinforces our transparent and sound management principles and fosters the trust placed in us by the public, business partners, employees and the financial markets. Compliance with the Code of Conduct is carefully monitored. The Group-wide implementation of the Code is overseen by the Global Compliance Committee. The Code of Conduct itself is routinely reviewed and updated, provided to all new employees and can be downloaded in German or English from our website under the section Media and Investors – Corporate Governance.

The Compliance Handbook describes our compliance management program (CMP) and is intended to ensure compliance with all legal regulations and prescribe high ethical standards that apply to both the management and all employees. The Management Board has overall responsibility for the CMP and is required to report regularly to the Audit Committee and the Supervisory Board. In carrying out its compliance responsibility, the Management Board has assigned the relevant tasks to various functions at MorphoSys.

The Global Compliance Committee consists of three members of the Management Board (Chief Executive Officer, Chief Research and Development Officer and Chief Operating Officer) and senior representatives from various departments. The Global Compliance Committee, which meets quarterly, supports the Head of Global Compliance in implementing and monitoring the CMP. The Global Compliance Committee is specifically responsible for the identification and discussion of all compliance-relevant issues and thus makes it possible for the Head of Global Compliance and the other members of the Global Compliance Committee to periodically verify our compliance status and, if necessary, update the CMP.

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance
Group Management Report
105
Financial Statements

The Head of Global Compliance monitors our existing CMP and updates it in accordance with the decisions of the Management Board and Global Compliance Committee. Compliance colleagues are the first point of contact for all employees regarding all compliance matters.

In 2020, MorphoSys completed the implementation phase of the compliance management program at its wholly owned U.S. subsidiary MorphoSys US Inc. State-of-the-art governance was fully implemented, which includes a U.S. compliance committee, as well as the corresponding policies and processes.

For more information on our compliance management program, please see the Report on Corporate Governance.

Composition of the Management Board and Supervisory Board

Management Board

The Management Board of MorphoSys AG consists of a Chief Executive Officer and three further members. Jens Holstein resigned effective November 13, 2020. By resolution of the Supervisory Board on January 18, 2021, Sung Lee was appointed member of the Management Board and Chief Financial Officer, effective February 2, 2021. The schedule of responsibilities currently defines the various areas of responsibility as follows:

- Jean-Paul Kress, M.D., Chief Executive Officer, responsible for the areas of Strategy & Planning, Business Development & Alliance Management, Human Resources, Legal, Compliance & Intellectual Property, Corporate Communications, Technical Operations, Information Technology & Facilities, Quality Assurance & Internal Audit, as well as for coordinating the individual areas of responsibility for each Management Board member and representing the Management Board vis-à-vis the Supervisory Board and the public.
- Jens Holstein, Chief Financial Officer (until November 13, 2020), responsible for the areas of Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Information Technology, Facilities, Central Purchasing & Logistics, Investor Relations, Environmental Social Governance (ESG), and Lanthio Pharma.
- Sung Lee, Chief Financial Officer (as of February 2, 2021), responsible for Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, and Environmental Social Governance (ESG).
- Markus Enzelberger, Ph.D., Chief Scientific Officer (until February 29, 2020), responsible for Development Partnerships & Technology Development, Protein Chemistry, Alliance Management, Intellectual Property, and Lanthio Pharma.
- Malte Peters, M.D., Chief Research and Development Officer, responsible for Research, Preclinical Development, Clinical Development, Clinical Operations, Biostatistics & Data Management, Drug Safety & Pharmacovigilance, Regulatory Affairs, Medical Affairs, and Global Program Teams.
- Roland Wandeler, Ph.D., Chief Operating Officer (as of May 5, 2020), responsible globally for U.S. operations, Strategic Marketing & Market Access, and Forecasts & Insights.

Supervisory Board

In accordance with the Articles of Association, our Supervisory Board consisted of seven members until the 2020 Annual General Meeting, which was held on May 27, 2020. Following the resignation of Supervisory Board member Frank Morich, M.D., from his position as a member of the Company's Supervisory Board effective April 11, 2020, a resolution was passed at the 2020 Annual General Meeting to reduce the number of Supervisory Board members to six. As a result, the MorphoSys Supervisory Board now consists of six members, who supervise and advise the Management Board. Also at the 2020 Annual General Meeting, Ms. Wendy Johnson, George Golumbeski, Ph.D., and Mr. Michael Brosnan were re-elected as members of the Supervisory Board.

The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chair of the Supervisory Board, Marc Cluzel, M.D., Ph.D., coordinates the Board's activities, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent as per the definition in the German Corporate Governance Code ("Code") and NASDAQ Listing Rules and have many years of experience in the biotechnology and pharmaceutical industries. The Chair of the Supervisory Board is not a former member of our Management Board. The detailed composition of the Supervisory Board, including its members and committees, is listed in the tables below.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance 106 Table 12   Composition of the Supervisory Board until Termination of the 2020 Annual General Meeting Initial Remuneration Science and Appoint- End of Audit and Nomination Technology Name Position ment Term Committee Committee Committee Marc Cluzel, M.D., Ph.D. Chairman 2012 2021 Frank Morich, M.D. Deputy Chairman 2015 2020 Krisja Vermeylen Member 2017 2021 Michael Brosnan Member 2018 2020 George Golumbeski, Ph.D. Member 2018 2020 Wendy Johnson Member 2015 2020 Sharon Curran Member 2019 2021 Independent financial expert Chairperson Member Table 13   Composition of the Supervisory Board since Termination of the 2020 Annual General Meeting Initial Remuneration Science and Appoint- End of Audit and Nomination Technology Name Position ment Term Committee Committee Committee Marc Cluzel, M.D., Ph.D. Chairman 2012 2021 George Golumbeski, Ph.D. Deputy Chairman 2018 2023 Krisja Vermeylen Member 2017 2021 Michael Brosnan Member 2018 2023 Wendy Johnson Member 2015 2022 Sharon Curran Member 2019 2021 Independent financial expert Chairperson Member

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Group Management Report

107

Financial Statements

Working Practices of the Management Board, Supervisory Board and Executive Committee

To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and our Supervisory Board is the open, comprehensive and regular communication of information. The dual board system prescribed by the German Stock Corporation Act clearly differentiates between the Company's management and its supervision. The responsibility of both Boards is clearly stipulated by the legislator and the Boards' bylaws and Articles of Association. The boards work closely together to make decisions and take actions for the Company's benefit. Their stated objective is to sustainably increase the Company's value.

Management Board members have their own separate areas of responsibility, as defined in the schedule of responsibilities, and regularly report to the other Management Board members. Cooperation among Management Board members is governed by the bylaws. The Supervisory Board approves both the schedule of responsibilities and the bylaws.

In the 2020 financial year, the Company established the Executive Committee. Under the leadership of the Chief Executive Officer, the Executive Committee is responsible for the development of the strategy, the operational management of the Company and the achievement of its targets and results. The Executive Committee prepares the decisions for the Management Board's resolutions and adopts resolutions jointly with the Management Board, provided this is not the sole responsibility of the Management Board by law or by resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior executives from the Company's core areas such as Business Development & Licensing and Alliance Management, Technical Operations, Information Technology & Facilities, Human Resources, Legal, and Compliance & Intellectual Property. In addition to the members of the Management Board, the current members of the Executive Committee are Barbara Krebs-Pohl, Ph.D. (Senior VP, Head of Global BD&L and Alliance Management), Daniel Palmacci (Senior VP, Global Head of Technical Operations), Maria Castresana (Senior VP, Global Head of Human Resources) and Charlotte Lohmann (Senior VP, General Counsel, Legal, Compliance & IP).

Executive Committee meetings are generally held at least once every two weeks and when necessary in the interest of the Company. Management Board meetings are generally held at least once per month or when necessary in the interest of the Company. During these meetings, resolutions are passed concerning dealings and transactions that, under the bylaws, require the approval of the entire Management Board. At least half of the Management Board's members must be present to pass a resolution. Management Board resolutions are passed by a simple majority and, in the event of a tied vote, the Chief Executive Officer's vote decides. For material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be passed outside of meetings by an agreement made orally, by telephone or in writing (also by e-mail). A written protocol is completed for each meeting of the full Management Board and submitted for approval to the full Management Board, as well as for the signature of the Chief Executive Officer, at the following meeting.

The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Group's position, risk management and other compliance issues. Extraordinary meetings of the Supervisory Board are also called for material events. The Management Board involves the Supervisory Board in the strategy, planning and all fundamental Company issues. The Management Board's bylaws specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2020 financial year can be found in the Report of the Supervisory Board.

The Supervisory Board holds a minimum of two meetings during each calendar half-year. The Supervisory Board has supplemented the Articles of Association with rules of procedure that apply to its duties. In accordance with these rules, the Chairperson of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. The Supervisory Board typically passes its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (also by e-mail), by telephone or video conference.

The Supervisory Board has a quorum when at least two-thirds of its members participate in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority. In the event of a tied vote, the Chairperson of the Supervisory Board's vote decides.

Protocols are completed for Supervisory Board meetings, and resolutions passed outside of meetings are also documented. A copy of the Supervisory Board's protocol is made available to all Supervisory Board members. In accordance with the recommendation in D.13 of the Code, the Supervisory Board assesses at regular intervals, how effective the Supervisory Board in its entirety and its committees perform their tasks. The members of the Management Board also take part in this review. The most recent review was carried out by the Supervisory Board in December 2020 and was based on a questionnaire completed by the members of both the Supervisory and Management Boards. The results were then discussed and evaluated at a subsequent Supervisory Board meeting.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

108

Composition and Working Practices of the Management Board and Supervisory Board Committees

The Management Board has not formed any committees.

The Supervisory Board has three permanent committees: the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee. The members of the three committees formed by the Supervisory Board are professionally qualified.

Table 14

Participation of Supervisory Board Members

Supervisory Board Meetings

Name	By phone 01/10/2020	By phone 01/20/2020	On-site 03/11/2020	Video conference 05/26/2020	Video conference 05/27/2020	Video conference 08/04/2020	Video conference 09/24/2020	Video conference 10/07/2020	Video conference 10/13/2020	Video conference 11/09/2020	Video conference 11/10/2020
Marc Cluzel, M.D., Ph.D.	Phone	Phone	On-site	On-site	On-site	On-site	Video	Video	Video	Video	Video
Frank Morich, M.D.*	Phone	Phone	On-site	–	–	–	–	–	–	–	–
Wendy Johnson	Phone	Phone	On-site	Video	Video	Video	Video	Video	Video	Video	Video
Krisja Vermeylen	Phone	Phone	On-site	Video	Video	Video	Video	Video	Video	Video	Video
George Golumbeski, Ph.D.	Phone	Phone	Video	Video	Video	Video	Video	Video	Video	Video	Video
Michael Brosnan	Phone	Phone	Video	Video	Video	Video	Video	Video	Video	Video	Video
Sharon Curran	Phone	Phone	On-site	Video	Video	Video	Video	Video	Video	Video	Video

Meetings of the Audit Committee

Name	On-site 03/10/2020	Video conference 05/04/2020	Video conference 08/04/2020	Video conference 10/01/2020	Video conference 11/06/2020
Krisja Vermeylen	On-site	Video	Video	Video	Video
Michael Brosnan	Video	Video	Video	Video	Video
Sharon Curran	On-site	Video	Video	Video	Video

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance
Group Management Report
109
Financial Statements

Meetings of the Remuneration and Nomination Committee

	By phone	By phone	By phone	Video conference	Video conference	Video conference	Video conference
Name	**01/10/2020**	**02/11/2020**	**03/04/2020**	**05/18/2020**	**09/10/2020**	**10/28/2020**	**12/10/2020**
Marc Cluzel, M.D., Ph.D.	phone	phone	phone	video	video	video	video
Krisja Vermeylen	phone	phone	phone	video	video	video	video
Frank Morich, M.D.*	phone	phone	phone	–	–	–	–
Wendy Johnson	–	–	–	video	video	video	video

Meetings of the Science and Technology Committee

	On-site	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference
Name	**03/10/2020**	**05/25/2020**	**08/03/2020**	**08/31/2020**	**09/24/2020**	**10/21/2020**	**11/06/2020**
Wendy Johnson	in person	video	video	video	video	video	video
Frank Morich, M.D.*	in person	–	–	–	–	–	–
George Golumbeski, Ph.D.	video	video	video	video	video	video	video

* Resigned as of April 11, 2020.

in person = attended in person; phone = participated by phone; video = participation via video

Audit Committee

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. The members of the Audit Committee are Michael Brosnan (Chair), Sharon Curran and Krisja Vermeylen. Currently, Michael Brosnan meets the prerequisite of an independent financial expert.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is responsible for the preparation and the annual review of the Management Board's remuneration system prior to its final approval. When necessary, the Committee searches for suitable candidates to appoint to the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the service agreements with Management Board members. The members of the Remuneration and Nomination Committee until the resignation of Frank Morich, M.D., with effect from April 11, 2020 were Krisja Vermeylen (Chair), Marc Cluzel, M.D., Ph.D. and Frank Morich, M.D. By resolution of the Supervisory Board on April 14, 2020, Wendy Johnson was appointed as member of the Remuneration and Nomination Committee. Following this appointment, the Remuneration and Nomination Committee has consisted of Krisja Vermeylen (Chair), Marc Cluzel, M.D., Ph.D. and Wendy Johnson.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

110

Science and Technology Committee

The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee until the resignation of Frank Morich, M.D., with effect from April 11, 2020, were George Golumbeski, Ph.D. (Chair), Frank Morich, M.D. and Wendy Johnson. Following the resignation, the Science and Technology Committee has consisted of George Golumbeski, Ph.D. (Chair) and Wendy Johnson.

Ad Hoc Deal Committee

In addition to the three existing committees, an Ad Hoc Deal Committee was set up in October 2019 to act as an additional body for the tafasitamab partnership talks, advise on agreement terms, ensure an efficient negotiation process, and facilitate the Supervisory Board's involvement. The Ad Hoc Deal Committee was initially dissolved in January 2020 upon the signing of the global collaboration and licensing agreement with Incyte for tafasitamab. The members of the Ad Hoc Deal Committee were George Golumbeski, Ph.D. and Wendy Johnson. The Ad Hoc Deal Committee, which continues to consist of George Golumbeski, Ph.D. and Wendy Johnson, will continually be convened if required to evaluate potential in-licensing, merger and acquisition opportunities for the intended complementation of the Company's portfolio.

Pursuant to C.14 of the Code, the curriculum vitae of the members of the Supervisory Board are published on our website under Company – Management – Supervisory Board.

Report on Corporate Governance

At MorphoSys, responsible, sustainable and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Group's management and supervision, which includes the Group's organization, commercial principles and tools for its guidance and control.

The Code provides a standard for the transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002. On December 16, 2019, the Government Commission on the German Corporate Governance Code adopted a new version of the Code, which entered into force upon its publication in the German Federal Gazette on March 20, 2020. The Code contains recommendations and suggestions with regard to the management and supervision of German companies listed on a stock exchange. It is based on domestic and internationally recognized standards for good and responsible corporate governance. The Code aims to make the German system of corporate governance transparent for investors. It contains recommendations and suggestions on corporate governance with regard to shareholders and the Annual General Meeting, the Management Board and Supervisory Board, transparency, accounting and valuation principles, and auditing.

There is no obligation to comply with the recommendations and suggestions of the Code. The German Stock Corporation Act only requires the management boards and supervisory boards of listed German companies to publish a declaration each year, (i) either confirming that the company has complied with the recommendations of the Code or (ii) listing the recommendations with which the company has not complied and the reasons for the deviation from the recommendations of the Code. In addition, a listed company must also state in its annual declaration whether it intends to comply with the recommendations or must list the recommendations with which it does not intend to comply with in the future. These declarations must be published permanently on the company's website. If the company changes its position on certain recommendations between two annual declarations, it must disclose this fact and state the reasons for the deviation from the recommendations. If suggestions from the Code are not complied with, this does not have to be disclosed.

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Group Management Report

111

Financial Statements

Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance principles are detailed in the Statement on Corporate Governance under Sections 289f and 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board's working practices. Additional information can be found in this Report on Corporate Governance.

Communication with the Capital Markets

A key principle of corporate communication at MorphoSys is to simultaneously and fully inform institutional investors, private shareholders, financial analysts, employees and all other stakeholders of the Company's situation through regular, transparent and timely communication. Shareholders have immediate access to the information provided to financial analysts and similar recipients. The Company is firmly committed to following a fair information policy.

Regular meetings with analysts and investors in the context of roadshows and individual meetings play a central role in investor relations at MorphoSys. Conference calls accompany the publications of quarterly results and give analysts and investors an immediate opportunity to ask questions about the Company's development. Presentations from conferences and similar events are made available to those interested on the MorphoSys website, as are visual and audio recordings of other important events.

The Company's website www.morphosys.com serves as a central platform for current information on the Company and its development. Financial reports, analyst meetings and conference presentations, as well as press releases and ad hoc statements, are also available. The important regularly scheduled publications and events (annual reports, interim reports, annual general meetings and press and analyst conferences) are published in the Company's financial calendar well in advance.

In setting up the sales organization and marketing of Monjuvi in the U.S., MorphoSys is aiming to accommodate the specific information needs and habits of U.S. users. With its website morphosys-us.com, MorphoSys is endeavoring to establish itself with physicians and patients in the U.S. as an important player in the hematology-oncology market.

Competency Profile, Diversity Concept and Composition Targets

The Company's Supervisory Board has updated its competency profile and composition targets based on the new Code recommendations and has prepared a diversity concept in accordance with Section 289f (2) no. 6 of the German Commercial Code. According to this concept, the Supervisory Board of MorphoSys AG shall be composed in such a way that the Supervisory Board in its entirety possesses the knowledge, skills and professional experience necessary to perform its duties properly and ensure that it appropriately supervises and advises the MorphoSys AG Management Board while taking diversity into account. When electing Supervisory Board members, the candidates who are proposed to the Annual General Meeting fulfill the overall competence profile based on their professional competence, experience, integrity, commitment, independence and character. Proposals to the Annual General Meeting also take the objectives for the composition of the Supervisory Board into consideration.

Competency Profile

The members of the Supervisory Board as a whole shall have the professional competence and experience to fulfill the tasks of the Supervisory Board of MorphoSys AG as an internationally active biopharmaceutical company.

The Supervisory Board considers the following skills and expertise to be crucial for the composition of the Supervisory Board of MorphoSys AG:

- Members should have a general knowledge of the industry in which the Company operates in order to make sufficient and substantive contributions at Supervisory Board meetings
- At least one member must have experience in drug development
- At least one member must have experience in commercialization
- At least one member must have expertise in the fields of accounting or auditing (Section 100 (5) AktG)
- At least one member must have experience with personnel issues concerning Management Board matters

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

112

Diversity Concept for the Supervisory Board of Morphosys AG

The Supervisory Board will endeavor to ensure an appropriate level of diversity with respect to age, gender, internationality and professional background, as well as regarding professional competence, experience and personality, in order to achieve a diverse composition of the Supervisory Board and enable it, in its entirety, to base its decisions on different cultural and professional perspectives and a broad range of experience.

The Supervisory Board specifically considers the following criteria:

- At least two members of the Supervisory Board shall have extensive international experience or an international background
- At least one member of the Supervisory Board shall be under the age of 60 at the time of the member's appointment
- At least two members of the Supervisory Board shall have different professional backgrounds and experience

With respect to women's representation on the Supervisory Board, the Supervisory Board has set targets as well as deadlines for their achievement in accordance with Section 111 (5) AktG, to which reference is made.

Other Targets in the Composition of the Supervisory Board

Age Limit

At the time of their appointment by the Annual General Meeting, Supervisory Board members should not be more than 70 years of age. The Supervisory Board may, however, decide to make an exception in specific cases.

Duration of Appointment

The uninterrupted length of the term of office of a Supervisory Board member shall generally not exceed 12 years. However, the Supervisory Board may resolve an exception to this rule in certain cases.

Independence

The Supervisory Board of MorphoSys AG considers the minimum of four independent members to be appropriate in view of the shareholder structure. According to the Code, a Supervisory Board member is considered to be independent of MorphoSys AG, its Management Board and any controlling shareholders when he or she has no personal or business relationship with the Company, the Management Board or a controlling shareholder. The Supervisory Board's assessment of the independence of Supervisory Board members is based on the recommendations of the Code, among other factors. Consequently, a Supervisory Board member is not generally viewed as independent if the Board member, or a close member of his or her family:

- was a member of the Management Board of MorphoSys AG in the two years preceding appointment to the Supervisory Board of MorphoSys AG;
- has or has had a material business relationship (directly or indirectly) with MorphoSys AG or a Group company of MorphoSys AG in the year preceding appointment;
- is a close family member of a Management Board member; or
- has been a member of the Supervisory Board for more than 12 years.

Significant and lasting conflicts of interest should be avoided, particularly those resulting from functions carried out for major competitors. It must be taken into account, however, that certain conflicts of interest cannot generally be ruled out. Possible conflicts of interest must be disclosed to the Chairperson of the Supervisory Board and eliminated by taking the appropriate measures. This could lead to the termination of the Supervisory Board mandate of the member concerned if the conflict of interest is not merely temporary.

Availability

All members of the Supervisory Board must ensure that they have sufficient time available to properly perform their Supervisory Board duties at MorphoSys AG. Therefore, as a rule, it should be ensured that:

- the Supervisory Board member is able to personally attend at least four ordinary Supervisory Board meetings per year, for which a reasonable amount of preparation time is required in each case; in the event of exceptional circumstances to be determined by the Supervisory Board Chairperson, the participation of one or more Supervisory Board members in ordinary Supervisory Board meetings by other means (such as video conference) shall also be sufficient;
- the Supervisory Board member is able to attend extraordinary meetings of the Supervisory Board, if necessary, to deal with specific issues;
- the Supervisory Board member is able to attend the Annual General Meeting;
- the Supervisory Board member has sufficient time to review the annual and consolidated financial statements; and
- the Supervisory Board member allocates additional time to prepare for and attend committee meetings, in accordance with his or her membership in one or more of the Supervisory Board's current three permanent committees.

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance
Group Management Report
113
Financial Statements

Current Composition of the Supervisory Board

The Supervisory Board of MorphoSys AG is composed in accordance with the above objectives. It is composed of an appropriate number of independent members with an international background. As the Supervisory Board as a whole currently has six members, of which three are women, an appropriate level of female participation has been achieved.

Target for Women's Participation

In the Supervisory Board

The Supervisory Board of MorphoSys AG consists of six members, three of whom are women, representing a proportion of 50%. The Supervisory Board of MorphoSys AG has set the target for the proportion of women on the Supervisory Board at 33.33%, meaning at least two out of six members shall be women. This target figure shall apply until June 30, 2025.

In the Management Board

The Management Board of MorphoSys AG consists of four members, all of whom are men. As a result, the current proportion of women on the Company's Management Board is 0%. The Supervisory Board has set the target for the proportion of women on the Company's Management Board at 0%. This target figure shall apply until June 30, 2023.

In the First and Second Management Level below the Management Board

1. Target for the first management level below the Management Board

In 2020, the Management Board confirmed its resolution for a target of 30% of women in the first management level below the Management Board as of July 2017 and intends to maintain a minimum percentage of 30% women in the first management level below the Management Board until June 30, 2025. As of the date of the resolution on the target, the first management level below the Management Board of MorphoSys AG (department heads reporting directly to the Management Board) consisted of 21 members, of which 9 are women, corresponding to a proportion of women of 42.86%.

2. Target for the second management level below the Management Board

In 2020, the Management Board confirmed its resolution for a target of 30% women in the second management level below the Management Board as of July 2017 and intends to maintain a minimum percentage of 30% women in the second management level below the Management Board until June 30, 2025. As of the date of the resolution on the target, the second management level below the Management Board of MorphoSys AG (department heads reporting directly to the first management level below the Management Board) consisted of 53 members, 22 of whom are women, corresponding to a proportion of women of 41.51%.

Diversity Concept for the Management Board of MorphoSys AG

Pursuant to Section 289f (2) No. 6 of the German Commercial Code, the Supervisory Board has determined the following diversity concept for the composition of the Management Board of MorphoSys AG.

The aim of the diversity concept for the Management Board is to use the aspect of diversity in a targeted manner for the further success of the Company. The Supervisory Board believes that diversity in the sense of different perspectives, competencies and backgrounds of experience is an important prerequisite for competitiveness and sustainable corporate success.

Together with the Management Board, the Supervisory Board ensures long-term succession planning for the Management Board. In the search for candidates for the position of a member of the Management Board of MorphoSys AG, the decisive selection criteria include professional qualifications for the position to be taken over, leadership qualities, past performance, and acquired skills and knowledge of the business of MorphoSys AG.

In determining the composition of the Management Board, the Supervisory Board also particularly takes the following aspects into account:

- The members of the Management Board shall, in their entirety, possess the knowledge, skills and professional experience required to perform their duties.
- Where possible, the members of the Management Board should have different levels of educational and professional experience.
- The members of the Management Board shall, in their entirety, be familiar with the market environment, the individual business areas and the market segment in which MorphoSys AG operates.
- The members of the Management Board shall, in their entirety, have relevant experience in the management of listed companies.
- The members of the Management Board shall have a balanced age structure.
- With regard to the proportion of women on the Management Board, the Supervisory Board has set targets, as well as deadlines for their achievement, in accordance with Section 111 (5) AktG, to which reference is made.

The above criteria were taken into account in the appointment of the Management Board members.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

114

Other Targets in the Composition of the Management Board

Age Limit

At the time of their appointment, Management Board members should not be more than 67 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. The age limit of 67 is currently complied with.

Remuneration Report

The Remuneration Report presents the principles, structure and amount of Management Board and Supervisory Board remuneration. The report complies with the legal provisions and gives consideration to the recommendations of the Code.

Management Board Remuneration

The Management Board's remuneration system provides an incentive for performance-oriented and sustainable corporate management. The aggregate remuneration of Management Board members consists of different components, including fixed components, an annual performance-based cash bonus (Short-Term Incentive – STI), a variable remuneration component with long-term incentives (Long-Term Incentive – LTI) and other remuneration components. The variable remuneration component with long-term incentives consists of stock options, performance share units and performance shares issued under stock option plans, a performance share unit program and performance share plans (as defined below) in 2020 and prior years. In prior years, members of the Management Board were also granted convertible bonds under a convertible bond program in 2013. In addition to the components mentioned, Management Board members also receive fringe benefits in the form of non-cash benefits, mainly comprised of the use of a company car and the payment of insurance premiums.

All remuneration packages are reviewed annually for their scope and appropriateness by the Remuneration and Nomination Committee and compared to the results of an annual Management Board remuneration analysis. The amount of remuneration paid to Management Board members highly depends on their individual areas of responsibility, the Company's economic situation and success and its business prospects versus its competition. All decisions concerning adjustments to remuneration packages are made by the entire Supervisory Board. The total remuneration package and the Management Board's index-linked pension scheme were comprehensively reviewed in 2020 and adjusted by the Supervisory Board.

Overview

The benefits granted to the members of the Management Board in the 2020 financial year (taking into account the departure of Markus Enzelberger, Ph.D. as Chief Scientific Officer effective February 29, 2020, and Jens Holstein as Chief Financial Officer effective November 13, 2020, as well as the new appointment to the Management Board of Roland Wandeler, Ph.D., effective May 5, 2020) totaled € 11,532,252 (2019: € 11,308,876). Of this total remuneration granted for 2020, € 8,007,458 related to cash remuneration and € 3,524,794, or 31 %, related to personnel expenses from share-based variable remuneration with long-term incentive (performance share units and stock options).

The total amount of benefits paid to the Management Board in the 2020 financial year was € 10,894,756 (2019: € 14,128,615). Next to cash remuneration of € 6,994,435 (2019: € 4,104,582) paid in the financial year, the total amount consisted mainly of the value relevant under German tax law of € 3,900,321 (2019: € 1,941,794) of the transfer of treasury shares from a performance-based share plan (as defined below). No convertible bonds were exercised by the Management Board in 2020, therefore the 2020 total did not include any cash inflows from the exercise of convertible bonds (2019: €8,082,239).

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Group Management Report Statements 115 Financial As of April 1, 2020, 13,677 treasury shares from the 2016 Performance Share Plan for the Management Board vested as a result of the expiration of the vesting period for this LTI program. The beneficiaries had the option to call these shares within a six-month period ending October 20, 2020. All transactions by members of the Management Board in connection with the trading of MorphoSys shares were reported as required by law and published in the Report on Corporate Governance and on the Company’s website. The following tables are based on the model tables of the Code in its previous version of February 7, 2017, and present, in detail, the remuneration granted and paid to the individual members of the Management Board in financial years 2020 and 2019.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

116



Table 15

Compensation of the Management Board in 2020 and 2019

Benefits Granted to the Management Board

	Jean-Paul Kress, M.D. Chief Executive Officer			
in €	2019	2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	233,333	723,333	723,333	723,333
Fringe Benefits[1]	93,551	216,281	216,281	216,281
Total Fixed Compensation	**326,884**	**939,614**	**939,614**	**939,614**
One-Year Variable Compensation[2]	196,000	995,307	0	1,157,333
One-Time Bonus[3]	1,000,000	0	0	0
Multi-Year Variable Compensation:				
2019 Long-Term Incentive Program[4] (Vesting Period 4 Years)	0	0	0	0
2019 Stock Option Plan[4] (Vesting Period 4 Years)	2,000,013	0	0	0
2020 Stock Option Plan[4] (Vesting Period 4 Years)	0	951,600	0	1,903,200
2020 Performance Share Unit Program[4] (Vesting Period 4 Years)		477,695	0	955,390
Total Variable Compensation	**3,196,013**	**2,424,602**	**0**	**4,015,923**
Service Cost	44,965	120,311	120,311	120,311
Total Compensation	**3,567,862**	**3,484,527**	**1,059,925**	**5,075,848**

	Jens Holstein[5] Chief Financial Officer Resignation: November 13, 2020			
in €	2019	2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	418,324	408,947	408,947	408,947
Fringe Benefits[1]	44,090	2,485,734	2,485,734	2,485,734
Total Fixed Compensation	**462,414**	**2,894,681**	**2,894,681**	**2,894,681**
One-Year Variable Compensation[2]	351,392	519,783	0	659,345
One-Time Bonus[3]	500,000	0	0	0
Multi-Year Variable Compensation:				
2019 Long-Term Incentive Program[4] (Vesting Period 4 Years)	220,645	0	0	0
2019 Stock Option Plan[4] (Vesting Period 4 Years)	220,634	0	0	0
2020 Stock Option Plan[4] (Vesting Period 4 Years)	0	439,338	0	878,676
2020 Performance Share Unit Program[4] (Vesting Period 4 Years)	0	220,503	0	441,006
Total Variable Compensation	**1,292,671**	**1,179,624**	**0**	**1,979,027**
Service Cost	114,224	107,038	107,038	107,038
Total Compensation	**1,869,309**	**4,181,343**	**3,001,719**	**4,980,746**

[1] In 2020, fringe benefits for Jens Holstein, Markus Enzelberger, Ph.D., and, in 2019, for Simon Moroney, Ph.D., include benefits granted in connection with their termination of employment in the amount of € 2,443,409, € 144,234 and € 1,086,602 respectively. In 2020, the fringe benefits also include the signing bonus granted to Roland Wandeler, Ph.D., in the amount of USD 500,000 (about € 457,652).

[2] The one-year bonus awarded for fiscal 2020 represents the bonus accrual for fiscal 2020, which was paid in February 2021. The bonus granted for the 2019 financial year was paid out in February 2020.

[3] The one-time bonus award granted in 2019 was paid in February 2020 in the form of a cash payment.

[4] Share-based payment plans that are issued annually. The fair value was determined in accordance with the regulations of IFRS 2 "Share-based Payment".

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

Group Management Report

117

Financial Statements

Malte Peters, M.D. Chief Research and Development Officer				Roland Wandeler, Ph.D. Chief Operating Officer Appointment: May 5, 2020			
2019	2020	2020 (Minimum)	2020 (Maximum)	2019	2020	2020 (Minimum)	2020 (Maximum)
413,712	480,544	480,544	480,544	–	312,993	312,993	312,993
32,892	31,453	31,453	31,453	–	487,025	487,025	487,025
446,604	**511,997**	**511,997**	**511,997**	**–**	**800,018**	**800,018**	**800,018**
347,518	578,575	0	672,761	–	384,681	0	571,671
500,000	0	0	0	–	0	0	0
220,645	0	0	0	–	0	0	0
220,634	0	0	0	–	0	0	0
0	439,338	0	878,676	–	0	0	0
0	220,503	0	441,006	–	775,817	0	1,551,634
1,288,797	**1,238,416**	**0**	**1,992,443**	**–**	**1,160,498**	**0**	**2,123,305**
77,787	85,027	85,027	85,027	–	2,776	2,776	2,776
1,813,188	**1,835,440**	**597,024**	**2,589,467**	**–**	**1,963,292**	**802,794**	**2,926,099**

Markus Enzelberger, Ph.D.[5] Chief Scientific Officer Resignation: February 29, 2020				Simon Moroney, Ph.D.[5] Chief Executive Officer Resignation: August 31, 2019				Total			
2019	2020	2020 (Minimum)	2020 (Maximum)	2019	2020	2020 (Minimum)	2020 (Maximum)	2019	2020	2020 (Minimum)	2020 (Maximum)
334,152	56,784	56,784	56,784	372,154	–	–	–	1,771,675	1,982,601	1,982,601	1,982,601
135,848	4,964	4,964	4,964	1,114,906	–	–	–	1,421,287	3,225,457	3,225,457	3,225,457
470,000	**61,748**	**61,748**	**61,748**	**1,487,060**	**–**	**–**	**–**	**3,192,962**	**5,208,058**	**5,208,058**	**5,208,058**
280,688	0	0	0	328,859	–	–	–	1,504,457	2,478,346	0	3,061,110
200,000	0	0	0	0	–	–	–	2,200,000	0	0	0
					–	–	–	0	0	0	0
220,645	0	0	0	336,791	–	–	–	998,726	0	0	0
220,634	0	0	0	336,772	–	–	–	2,998,687	0	0	0
0	0	0	0	0	–	–	–	0	1,830,276	0	3,660,552
0	0	0	0	0	–	–	–	0	1,694,518	0	3,389,036
921,967	**0**	**0**	**0**	**1,002,422**	**–**	**–**	**–**	**7,701,870**	**6,003,140**	**0**	**10,110,698**
69,805	5,902	5,902	5,902	107,263	–	–	–	414,044	321,054	321,054	321,054
1,461,772	**67,650**	**67,650**	**67,650**	**2,596,745**	**–**	**–**	**–**	**11,308,876**	**11,532,252**	**5,529,112**	**15,639,810**

[5] Markus Enzelberger, Ph.D., and Jens Holstein left the Company effective February 29, 2020, and December 31, 2020 respectively. The amounts shown for Jens Holstein were determined as of November 13, 2020, as the date of resignation of his mandate as a member of the Management Board. Simon Moroney stepped down as a member of the Management Board and Chairman of the Management Board with effect from the end of 31 August 2019. The Supervisory Board has resolved that, due to the many years of service to the company, the long-term share-based remuneration components granted (stock options and performance shares) should not only vest pro rata temporis, but – subject to the fulfillment of all other plan conditions – in full.

Group Management Report

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

118

PAYMENTS DURING THE FINANCIAL YEAR

	Jean-Paul Kress, M.D. Chief Executive Officer		Malte Peters, M.D. Chief Research and Development Officer		Roland Wandeler, Ph.D. Chief Operating Officer Appointment: May 5, 2020	
in €	2019	2020	2019	2020	2019	2020
Fixed Compensation	233,333	723,333	413,712	480,544	–	312,993
Fringe Benefits[1]	93,551	216,281	32,892	31,453	–	399,474
Total Fixed Compensation	**326,884**	**939,614**	**446,604**	**511,997**	–	**712,467**
One-Year Variable Compensation	0	196,000	334,152	347,518	–	7,838
One-Time Bonus in Shares[2]	0	1,000,000		500,000	–	0
Multi-Year Variable Compensation:					–	
2013 Convertible Bonds Program[3] (Vesting Period 4 Years)	0	0	0	0	–	0
2015 Long-Term Incentive Program[3] (Vesting Period 4 Years)	0	0	0	0	–	0
2016 Long-Term Incentive Program[3] (Vesting Period 4 Years)	0	0	0	0	–	0
Other[4]	0	0	0	0	–	0
Total Variable Compensation	**0**	**1,196,000**	**334,152**	**847,518**	–	**7,838**
Service Cost	44,965	120,311	77,787	85,027	–	2,776
Total Compensation	**371,849**	**2,255,925**	**858,543**	**1,444,542**	–	**723,081**

[1] In 2020, the fringe benefits for Jens Holstein, Markus Enzelberger, Ph.D., and, in 2019, for Simon Moroney, Ph.D., include benefits granted on the occasion of termination of employment in the amount of € 128,409, € 105,144 and € 379,295 respectively. In 2020, the first installment of the signing bonus for Roland Wandeler, Ph.D., was paid in the amount of USD 400,000 (about € 366,100). This is included in the fringe benefits. The second installment will be paid in May 2021.
[2] The one-year variable remuneration here shows the bonus paid out in the respective financial year for the previous financial year.
[3] The time and value of the inflow are deemed to be the relevant time and value under German tax law. This table therefore shows the monetary benefit from the difference between the conversion price and the stock market price at the time of exercise of convertible bonds or from the share price at the time of transfer of treasury shares from a performance share plan in the respective financial year.
[4] There were no remuneration reclaims against the Management Board in either 2020 or 2019.

Fixed Remuneration and Fringe Benefits

The non-performance-related remuneration of the Management Board comprises fixed remuneration and additional fringe benefits, which mainly include the use of company cars as well as subsidies or reimbursement of costs for health, social and occupational disability insurance. The Chief Executive Officer, Jean-Paul Kress, M.D., receives an ongoing expense allowance for tax advice and dual residences. The new Chief Operating Officer, Roland Wandeler, Ph.D., (joined on May 5, 2020), received a signing bonus of $500,000, payable in two installments (2020: $400,000 and 2021: $100,000), as well as reimbursement of relocation expenses in connection with the conclusion of his employment contract. In addition, he receives an ongoing expense allowance for tax advice. The Chief Financial Officer Jens Holstein received an expense allowance for dual residences as well as for tax advice. In addition, Jens Holstein receives a severance payment of €2,300,000, which will be paid out in 2021. Markus Enzelberger, Ph.D., received a severance payment amounting to 50 % of his fixed remuneration and bonus for the previous financial year until the regular expiry of his service contract.

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Group Management Report

119

Financial Statements

	Jens Holstein[5] Chief Financial Officer Resignation: November 13, 2020		Markus Enzelberger, Ph.D.,[5,6] Chief Scientific Officer Resignation: February 29, 2020		Simon Moroney, Ph.D.,[5,6] Chief Executive Officer Resignation: August 31, 2019		Total	
	2019	2020	2019	2020	2019	2020	2019	2020
	418,324	408,947	334,152	56,784	372,154	0	1,771,675	1,982,601
	44,090	170,734	31,365	110,107	319,701	379,295	521,599	1,307,344
	462,414	**579,681**	**365,517**	**166,891**	**691,855**	**379,295**	**2,293,274**	**3,289,945**
	337,877	351,392	269,892	288,688	455,343	0	1,397,264	1,183,436
		500,000		200,000			0	2,200,000
							0	0
	2,016,750	0	0	0	6,065,489	0	8,082,239	0
	724,223	0	182,047	0	1,035,524	0	1,941,794	0
	0	1,408,731	0	281,450	0	2,210,140	0	3,900,321
	0	0	0	0	0	0	0	0
	3,078,850	**2,260,123**	**451,939**	**762,138**	**7,556,356**	**2,210,140**	**11,421,297**	**7,283,757**
	114,224	107,038	69,805	5,902	107,263	0	414,044	321,054
	3,655,488	**2,946,842**	**887,261**	**934,931**	**8,355,474**	**2,589,435**	**14,128,615**	**10,894,756**

[5] Markus Enzelberger, Ph.D., and Jens Holstein left the Company effective February 29, 2020, and December 31, 2020, respectively. The amounts shown for Jens Holstein were determined as of November 13, 2020, as the date of resignation of his mandate as a member of the Management Board. Simon Moroney, Ph.D., stepped down as a member of the Management Board and Chairman of the Management Board with effect from the end of August 31, 2019. The Supervisory Board has resolved that, due to the many years of service to the company, the long-term share-based remuneration components granted (stock options and performance shares) should not only vest pro rata temporis, but –subject to the fulfillment of all other plan conditions – in full.

[6] In 2020, the inflows for Simon Moroney, Ph.D., and Markus Enzelberger, Ph.D., include inflows from the transfer of treasury shares from a performance share plan following his resignation from the Management Board. The 2019 figures for Dr. Simon Moroney include inflows from the exercise of convertible bonds and the transfer of treasury shares from a performance share plan following his retirement from the position of Chief Executive Officer. These were granted in prior years as part of the Management Board service.

Pension Expenses

The Company also made payments to members of the Management Board, with the exception of Roland Wandeler, Ph.D., in an amount equal to the maximum of 10% of the member's fixed annual salary and, in some cases, plus any payable taxes, which is intended to be used for the members' individual retirement plans. Additionally, all Management Board members, with the exception of Roland Wandeler, Ph.D., participate in a pension plan in the form of a provident fund, which was introduced in cooperation with Allianz Pensions-Management e.V. The pension obligations of the provident fund are met by Allianz Pensions-Management e.V. and not considered a pension commitment.

Roland Wandeler, Ph.D., who resides in the U.S., participates in the MorphoSys US Inc.'s retirement plan, managed through Fidelity Investments. He receives a quarterly company contribution into his retirement account aligned to the practices for US participants. Furthermore, Roland Wandeler, Ph.D., receives a deferred compensation payment into a plan managed by Principal in the US, in the amount of the difference between the Company's contributions to Allianz Pensions-Management e.V. and the contributions paid into the U.S. retirement plan for Roland Wandeler, Ph.D.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

120

Performance-Based Remuneration (Short-Term Incentive – Sti)

As performance-based remuneration, each member of the Management Board receives an annual bonus payment, which can amount to up to 80% of the gross base salary for the Chief Executive Officer and up to 70% of the gross base salary for all other Management Board members when the targets are fully achieved. These bonus payments are dependent upon the achievement of corporate targets set by the Supervisory Board at the beginning of each financial year. Typically, the targets are based on, among other things, business performance and the progress of the partnered and proprietary pipelines. At the beginning of the year, the Supervisory Board assesses the degree of achievement of the Company's targets for the previous year and determines the bonus accordingly. The bonus is subject to a cap of 160% of the gross base salary for the CEO and 140% of the gross base salary for all other Management Board members. If targets are not achieved, the performance-based remuneration can be reduced to zero. The bonus for the 2020 financial year will be paid in February 2021.

In February 2020, the members of the Management Board (at that time, Jean-Paul Kress, M.D., Jens Holstein, Malte Peters, M.D., and Markus Enzelberger, Ph.D.) also received a special bonus. Jean-Paul Kress, M.D., received a special bonus of € 1,000,000.00, Jens Holstein and Malte Peters, M.D., received a special bonus of € 500,000.00 each, and Markus Enzelberger, Ph.D. received a special bonus of € 200,000.00.

Long-Term Incentive Remuneration (Long-Term Incentive – Lti)

In 2011, MorphoSys introduced a long-term incentive program ("Performance Share Plan") for the Management Board and members of the Senior Management Group. This Performance Share Plan is based on the allocation of performance shares and linked to the achievement of certain predefined performance targets over a four-year period. The award of the performance shares is carried out by the transfer of Company treasury shares.

The Supervisory Board decides each year on the number of performance shares to be granted to the Management Board. The most recent decision granting the Management Board (at that time, consisting of Simon Moroney, Ph.D., Jens Holstein, Malte Peters, M.D., and Markus Enzelberger, Ph.D.) shares under the Performance Share Plan was in the 2019 reporting year. In 2020, no further shares were granted under the Performance Share Plan.

In 2017, based on a resolution of the Annual General Meeting on June 2, 2016 (TOP 9), MorphoSys introduced a stock option plan as another instrument to provide long-term incentive remuneration. As of April 1, 2020, the Management Board (at that time, consisting of Jean-Paul Kress, M.D., Jens Holstein and Malte Peters, M.D.) were granted a total of 47,913 stock options. Within the scope of this plan, each member of the Management Board received a certain number of stock options, entitling the Management Board members to subscribe to up to two MorphoSys shares each. For further details, please refer to Note [8.1] in the Notes to the Consolidated Financial Statements.

In accordance with the resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9), the stock option plan's performance targets include the absolute price performance of MorphoSys shares and the relative price performance of MorphoSys shares compared to a benchmark index. The benchmark index consists of equal parts of the NASDAQ Biotechnology Index and the TecDAX. Each performance target has a 50% weighting in the achievement of the overall target.

To determine the degree of target achievement for each performance target, the four-year vesting period (until the first stock options can be exercised) is subdivided into four equal periods of one year each. An arithmetic mean is calculated based on the degree of target achievement in each of the four years. This, in turn, determines the final percentage of target achievement for each performance target. The final percentages of target achievement for each of the two performance targets are then added together and divided by two; the result being the overall level of target achievement.

For the performance target of absolute price performance, a comparison is made between the average stock price of MorphoSys shares for the preceding 30 trading days before the beginning and end of each year in the four-year period. If the MorphoSys share price increases, the degree of target achievement can reach up to 200% calculated on a straight-line basis for that particular year. Any further positive share price development of MorphoSys shares will not lead to any further increase in the performance target (cap).

For the performance target of relative price performance, the development of MorphoSys' share price measured by the average of the closing prices for the preceding 30 trading days before the beginning and end of each year in the four-year period is compared with the development of the benchmark index, measured by the average of the closing prices of the respective benchmark index during the last 30 trading days before the beginning and end of each year in the four-year period. Within the benchmark index, the NASDAQ Biotech Index and the TecDAX are each weighted at 50%. The percentage price developments of each index for the respective annual period are added and divided by two. If MorphoSys shares outperform the benchmark index, the degree of target achievement calculated on a straight-line basis for the relevant period can reach up to 200%. Any further positive share price development of MorphoSys shares versus the benchmark index will not lead to any further increase in the performance target (cap).

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance
Group Management Report
121
Financial Statements

Stock options can only be exercised when the four-year (minimum) vesting period prescribed by law has expired, and the specified minimum value for the degree of target achievement of a performance target has been exceeded. The ultimate number of exercisable stock options is calculated by multiplying the number of initially granted stock options ("grants") by the total level of target achievement and rounding up to the nearest whole number. The resulting ultimate number of stock options is limited to 200 % of the initially granted number of stock options. The stock options are settled in the form of Company shares, with each stock option entitling the holder to one share for the final number of stock options.

When the stock options are exercised, the exercise price must be paid for each underlying share. The exercise price corresponds to the average closing auction price of MorphoSys shares in the 30 trading days prior to the day on which the stock options were issued.

The terms of the stock option plan provide further details on the granting and settlement of stock options, the issue of Company shares from Conditional Capital 2016-III and the administration of the stock option plan. For more information, please refer to the corresponding resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9).

The Annual General Meeting of May 27, 2020 also created a new Conditional Capital 2020-I under Agenda Item 11 and renewed the authorization to issue stock options on the basis of a stock option plan with essentially the same conditions that served as the basis for the resolution of the Annual General Meeting of June 2, 2016. Under this authorization, amongst others, up to 657,307 stock options may be granted to members of the Company's Management Board. MorphoSys did not make use of this authorization in 2020.

In 2020, MorphoSys also introduced a performance share unit program ("Performance Share Unit Program") as an additional instrument of long-term incentive remuneration. As of April 1, 2020, the Management Board (at that time, consisting of Jean-Paul Kress, M.D., Jens Holstein and Malte Peters, M.D.) was granted a total of 12,320 Performance Share Units. The new Management Board member, Roland Wandeler, Ph.D., who joined the Board on May 5, 2020, was granted as one-time sign-on package performance share units worth $ 1,000,000 (approx. € 0.9 million) on June 1, 2020, for a total of 8,361 performance share units. For further details, please refer to Note [8.3.6] in the Notes to the Consolidated Financial Statements.

The performance targets for the Performance Share Unit Program are the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to a benchmark index; the benchmark index consists of the NASDAQ Biotechnology Index and the TecDAX in equal parts. Each performance target has a weighting of 50 % for the overall target achievement level.

To determine the degree of target achievement for each performance target, the four-year vesting period (until the first performance share units can be exercised) is subdivided into four equal periods of one year each. An arithmetic mean is calculated based on the degree of target achievement in each of the four years. This, in turn, determines the final percentage of target achievement for each performance target. The final percentage of target achievement for each of the two performance targets are then added together and divided by two; the result being the overall level of target achievement.

For the performance target of absolute price performance, a comparison is made between the average stock price of MorphoSys shares for the preceding 30 trading days before the beginning and end of each year in the four-year period. If the MorphoSys share price increases, the degree of target achievement can reach up to 200 % calculated on a straight-line basis for that particular year. Any further positive share price development of MorphoSys shares does not lead to any further increase in the performance target (cap).

For the performance target of relative price performance, the development of MorphoSys' share price measured by the average of the closing prices for the preceding 30 trading days before the beginning and end of each year in the four-year period is compared with the development of the benchmark index, measured by the average of the closing prices of the respective benchmark index during the last 30 trading days before the beginning and end of each year in the four-year period. Within the benchmark index, the NASDAQ Biotech Index and the TecDAX are each weighted at 50 % so that the percentage price developments of each index for the respective annual period are added and divided by two. If MorphoSys shares outperform the benchmark index, the degree of target achievement calculated on a straight-line basis for the relevant period can reach up to 200 %. Any further positive share price development of MorphoSys shares versus the benchmark index does not lead to any further increase in the performance target (cap).

Performance share units are only exercisable when the four-year vesting period has expired, and the respective minimum target achievement level for a performance target has been exceeded. The final number of exercisable performance share units is determined by multiplying the number of originally granted performance share units ("grant") by the total target achievement level and rounding up to the next whole number. Each performance share unit entitles the beneficiaries to a cash payment claim against the Company in the amount of the average closing price of the MorphoSys share during the last 30 trading days prior to the expiration of the vesting period. The beneficiaries' payment claim is limited to a total of 250 % of the original amount granted.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

122

The plan conditions contain further details for the granting and settlement of performance share units and for the implementation of the Performance Share Unit Program.

Miscellaneous

No loans or similar benefits were granted during the reporting year to any member of the Management Board. The members of the Management Board also did not receive any benefits from third parties during the reporting year that were either promised or granted based on their position as members of the Management Board.

Payments upon Termination of Management Contracts/Change Of Control

In the event of the premature termination of a Management Board member's service contract, payments rendered by the Company to the member of the Management Board, including fringe benefits, shall not exceed the value of two years' compensation (severance cap), and shall not compensate more than the remaining term of the service contract. If the service contract is terminated for good cause for which the Management Board member is responsible, the member will not be entitled to any payments. The severance cap should be calculated on the basis of the total remuneration for the previous full financial year and, if applicable, as well as on the expected total remuneration for the current financial year.

If the service contract of a member of the Management Board ends by death, his or her spouse or life partner is entitled to the fixed monthly salary for the month of death and the following 12 months. In the event of a change of control, the members of the Management Board may terminate their service contracts for cause and demand payment of the fixed salary and annual bonus still outstanding up to the end of the service contract, but at least 200% of the annual gross fixed salary and annual bonus. Furthermore, in such a case, all stock options, performance share units and performance shares granted vest immediately and may be exercised after the statutory vesting periods or blackout periods have expired. The following cases are considered to be changes of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non-affiliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG) or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party.

Non-compete clauses have also been agreed with the members of the Management Board for the period following their departure. In return, MorphoSys AG is required to make compensation payments for six months after termination of the service contract. The compensation payment amounts to 100% of the fixed salary for the duration of the non-compete clause.

The following overview summarizes the various components of Executive Board compensation on an individualized basis for each Executive Board member:

Table 16

Components of Executive Board Compensation in 2020 and 2019

	Performance-unrelated remuneration		Performance-related remuneration		Long-term incentive compensation		Total	
	2019	2020	2019	2020	2019	2020	2019	2020
Jean-Paul Kress, M.D.	371,849	1,059,925	1,196,000	995,307	2,000,013	1,429,295	3,567,862	3,484,527
Malte Peters, M.D.	524,391	597,024	847,518	578,575	441,279	659,841	1,813,188	1,835,440
Roland Wandeler, Ph.D.	0	802,794	0	384,681	0	775,817	0	1,963,292
Jens Holstein[1]	576,638	3,001,719	851,392	519,783	441,279	659,841	1,869,309	4,181,343
Markus Enzelberger, Ph.D.[1]	539,805	67,650	480,688	0	441,279	0	1,461,772	67,650
Simon Moroney, Ph.D.[1]	1,594,323	0	328,859	0	673,563	0	2,596,745	0
Total Compensation	**3,607,006**	**5,529,112**	**3,704,457**	**2,478,346**	**3,997,413**	**3,524,794**	**11,308,876**	**11,532,252**

[1] Jens Holstein will receive a severance payment of € 2,300,000, which will be paid in 2021, as well as an expense allowance for tax advice. Markus Enzelberger, Ph.D. received a severance payment amounting to 50 % of his fixed remuneration and his bonus payment for the previous financial year until the regular expiry of his service contract. Due to their long years of commitment to the Company, the Supervisory Board decided that for both, the long-term incentive plans would not forfeit on a pro-rata basis despite their termination of the employment before the end of the respective four-year vesting periods. Because of this modification of terms and conditions, the respective personnel expense from share-based compensation for the outstanding vesting periods was allocated to the remaining period of performance. For Jens Holstein, € 487,327 were recognized earlier than anticipated in 2020, whereas for Markus Enzelberger, Ph.D. € 122,683 were booked earlier in the years 2019 and 2020. In 2020, performance-unrelated compensation includes benefits of € 128,409 for Jens Holstein and € 105,144 for Markus Enzelberger, Ph.D., and in 2019, benefits of € 379,295 for Simon Moroney, Ph.D., which were granted on the occasion of termination of employment.

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance
Group Management Report
123
Financial Statements

Change in the Composition of the Management Board

In the 2020 reporting year, the following changes occurred in the composition of the Management Board: Markus Enzelberger's, Ph.D., resignation as Chief Scientific Officer and member of the Management Board announced in November 2019, became effective as of February 29, 2020. By resolution of the Supervisory Board on March 30, 2020, Roland Wandeler, Ph.D., was appointed as a new member of the Management Board for a term of three years from May 5, 2020 to April 30, 2023. Jens Holstein left as Chief Financial Officer and member of the Management Board with effect of as of December 31, 2020.

Vote on the Remuneration System for the Management Board ("Say On Pay")

The current remuneration system for the members of the Management Board is unchanged from the remuneration system approved by the Annual General Meeting on May 19, 2011, with a majority of over 91 %.

On January 1, 2020, the Act for the Implementation of the Second Shareholders' Rights Directive (ARUG II) came into force. According to the new regulations, the shareholders must resolve on a remuneration system for the Management Board to be submitted by the Supervisory Board for the first time prior to the end of the first Annual General Meeting in 2021. MorphoSys has therefore deliberately refrained from submitting a Management Board remuneration system to be put up for vote at its Annual General Meeting in 2020. The Supervisory Board has drafted a remuneration system for the Management Board and will present it to the Annual General Meeting 2021 for resolution.

Supervisory Board Remuneration

The remuneration of the members of the Supervisory Board is governed by our Articles of Association and a corresponding resolution of the Annual General Meeting on Supervisory Board remuneration. At the 2020 Annual General Meeting, a resolution was passed to increase the annual remuneration of the Chairperson of the Audit Committee and to grant a lump-sum expense allowance per meeting for Supervisory Board members who are domiciled within Europe and physically attend a Supervisory Board and/or Committee meetings in the U.S. In the 2020 financial year, Supervisory Board members received fixed remuneration in addition to attendance fees and expense allowances for attending Supervisory Board and Committee meetings. Supervisory Board members each receive annual remuneration in the form of a lump-sum payment for their membership on the Supervisory Board (€ 98,210.00 for the Chairperson, € 58,926.00 for the Deputy Chairperson and € 39,284.00 for the other members of the Supervisory Board). The Chairperson receives € 4,000.00 for each Supervisory Board meeting he chairs; the other members receive € 2,000.00 for each Supervisory Board meeting they attend. For Committee work, the Chair of the Audit Committee receives € 18,000.00, the chairs of all other committees each receive € 12,000.00, and the remaining Committee members each receive € 6,000.00. Committee members also receive € 1,200.00 for each Committee meeting attended. If (i) a Supervisory Board member domiciled outside Europe attends a Supervisory Board and/or Committee meeting, in person in Europe or (ii) a Supervisory Board member domiciled inside Europe attends a Supervisory Board and/or Committee meeting in person in the U.S., the Supervisory Board member shall be paid a lump-sum expense allowance of € 2,000.00 (plus any value-added tax) for the additional travel time involved in addition to the attendance fees and reimbursement of expenses.

Supervisory Board members are also reimbursed for travel expenses and value-added taxes (VAT) on their remuneration.

In addition, the members of the Supervisory Board are included in a Directors and Officers liability insurance (D&O Insurance) maintained by the Company at an appropriate level in the interests of the Company. The premiums are paid by the Company. An appropriate deductible has been agreed for the D&O Insurance of the members of the Supervisory Board.

In the 2020 financial year, Supervisory Board members received a total of € 634,752 (2019: € 633,597), excluding the reimbursement of travel expenses. This amount consists of fixed remuneration and attendance fees for participating in Supervisory Board and committee meetings.

We did not grant any loans to Supervisory Board members.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

124

The table below presents the Supervisory Board's remuneration in more detail.

Table 17

Compensation of the Supervisory Board in 2020 and 2019

	Fixed Compensation		Attendance Fees[1]		Total Compensation	
in €	2020	2019	2020	2019	2020	2019
Marc Cluzel, M.D., Ph.D.	104,210	104,210	56,400	44,400	160,610	148,610
Michael Brosnan	57,284	51,284	28,400	34,000	85,684	85,284
Sharon Curran	45,284	27,791	30,000	11,600	75,284	39,391
George Golumbeski, Ph.D.	65,345	51,284	30,800	31,600	96,145	82,884
Wendy Johnson	49,579	47,618	39,200	35,600	88,779	83,218
Krisja Vermeylen	57,284	57,284	38,400	32,400	95,684	89,684
Frank Morich, M.D.[2]	19,766	70,926	12,800	33,600	32,566	104,526
Total	**398,752**	**410,397**	**236,000**	**223,200**	**634,752**	**633,597**

[1] The lump-sum expense allowance includes expense allowance for attendance at Supervisory Board and committee meetings.
[2] Frank Morich, M.D., resigned as a member of the Supervisory Board with effect from April 11, 2020.

Shareholdings of Management Board and Supervisory Board Members

The members of the Management Board and the Supervisory Board hold less than 1 % of the shares issued by the Company. All shares, performance shares, performance share units, stock options and convertible bonds held by each member of the Management Board and the Supervisory Board are listed below.

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Group Management Report

125

Financial Statements

Table 18

Directors' Holdings

Shares

	01/01/2020	Additions	Sales	12/31/2020
Management Board				
Jean-Paul Kress, M.D.	0	0	0	0
Malte Peters, M.D.	3,313	0	0	3,313
Roland Wandeler, Ph.D.[1]	–	0	0	0
Jens Holstein[2]	19,517	13,677	9,000	–
Markus Enzelberger, Ph.D.[3]	1,676	0	0	–
Total	**24,506**	**13,677**	**9,000**	**3,313**
Supervisory Board				
Marc Cluzel, M.D., Ph.D.	750	0	0	750
Michael Brosnan	0	0	0	0
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Wendy Johnson	500	0	0	500
Krisja Vermeylen	350	0	0	350
Frank Morich, M.D.[4]	1,000	0	0	–
Total	**2,600**	**0**	**0**	**1,600**

Stock Options

	01/01/2020	Additions	Forfeitures	Exercises	12/31/2020
Management Board					
Jean-Paul Kress, M.D.	57,078	24,911	0	0	81,989
Malte Peters, M.D.	21,609	11,501	0	0	33,110
Roland Wandeler, Ph.D.[1]	–	0	0	0	0
Jens Holstein[2]	21,609	11,501	0	0	–
Markus Enzelberger, Ph.D.[3]	18,678	0	0	0	–
Total	**118,974**	**47,913**	**0**	**0**	**115,099**

Performance Shares

	01/01/2020	Additions	Adjustment due to performance criteria[5]	Forfeitures	Allocations[6]	12/31/2020
Management Board						
Jean-Paul Kress, M.D.[1]	0	0	0	0	0	0
Malte Peters, M.D.	7,197	0	1,850	0	0	9,047
Roland Wandeler, Ph.D.	–	0	0	0	0	0
Jens Holstein[2]	12,693	0	10,031	0	13,677	–
Markus Enzelberger, Ph.D.[3]	7,259	0	0	0	0	–
Total	**27,149**	**0**	**11,881**	**0**	**13,677**	**9,047**

[1] Roland Wandeler, Ph.D., became a member of the Management Board of MorphoSys AG with effect as of May 5, 2020.
[2] Jens Holstein resigned as a member of the Management Board with effect from the end of November 13, 2020. Changes in the number of shares after his departure from the Management Board are not presented.
[3] Markus Enzelberger, Ph.D., resigned as a member of the Management Board with effect from the end of February 29, 2020. Changes in the number of shares after his departure from the Management Board are not presented.
[4] Frank Morich, M.D., resigned as a member of the Supervisory Board with effect from April 11, 2020. Changes in the number of shares after his departure from the Management Board are not presented.
[5] Adjustment based on defined performance criteria. For performance criteria that have not yet been met, a target achievement of 100% is assumed.
[6] Allocations are made as soon as the transfer of performance shares within the six-month exercise period after the end of the four-year waiting period has expired.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

126

The members of our Supervisory Board do not hold stock options, performance share units, convertible bonds or performance shares.

Managers' Transactions

The members of the Management Board and the Supervisory Board of MorphoSys AG, as well as persons closely associated with them, are required to disclose trading in MorphoSys shares in accordance with the requirements set forth in the relevant legal provisions (Article 19 [1a] of the Market Abuse Regulation (MAR)).

During the reporting year, MorphoSys received notifications pursuant to Article 19 (1a) MAR, which are shown in the table below.

Table 19

Managers Transactions 2020

Party Subject to the Notification Requirement	Function	Date of Transaction in 2019	Type of Transaction	Aggregated Share Price	Aggregated Volume	Place of Transaction
Jens Holstein	Chief Financial Officer	05/10/2020	Disposal of shares (performance shares) from the expiring long-term incentive (LTI) program 2016 as part of his remuneration as member of the Management Board; Mr. Holstein received a total of 13,677 shares under this program	99.04 €	445.676,26 €	Xetra
Jens Holstein	Chief Financial Officer	02/10/2020	Disposal of shares (performance shares) from the expiring long-term incentive (LTI) program 2016 as part of his remuneration as member of the Management Board; Mr. Holstein received a total of 13,677 shares under this program	97.99 €	440.952,04 €	Xetra
Jens Holstein	Chief Financial Officer	21/04/2020	Allocation of 13,677 shares as part his remuneration as member of the Management Board (Long-Term Incentive Program 2016) (issuer's own shares)	Not numerable	Not numerable	Outside a trading venue
Jean-Paul Kress, M.D.	Chief Executive Officer	21/04/2020	Acceptance of 24,911 stock options to subscribe for up to two shares each within the compensation as a Management Board Member (Stock Option Program 2020)	Not numerable	Not numerable	Outside a trading venue
Jens Holstein	Chief Financial Officer	21/04/2020	Acceptance of 11,501 stock options to subscribe for up to two shares each within the compensation as a Management Board Member (Stock Option Program 2020)	Not numerable	Not numerable	Outside a trading venue
Malte Peters, M.D.	Chief Research & Development Officer	21/04/2020	Acceptance of 11,501 stock options to subscribe for up to two shares each within the compensation as a Management Board Member (Stock Option Program 2020)	Not numerable	Not numerable	Outside a trading venue

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance
Group Management Report
127
Financial Statements

Avoiding Conflicts of Interest

The members of the Management Board and the Supervisory Board are obligated to refrain from actions that could lead to conflicts of interest with their responsibilities at MorphoSys AG. Such transactions or secondary activities of the Management Board must be disclosed to the Supervisory Board without delay and require the Supervisory Board's approval. The Supervisory Board in turn must inform the Annual General Meeting of any conflicts of interest that arise and disclose how they were dealt with. No conflict of interest arose in the Supervisory Board in the 2020 financial year.

Share Repurchases

By resolution of the Annual General Meeting on May 23, 2014, MorphoSys was authorized, in accordance with Section 71 (1) no. 8 of the German Stock Corporation Act (AktG), to repurchase treasury shares in an amount of up to 10% of the existing share capital up to and including April 30, 2019. Following the authorization's expiry, no new authorization was proposed to the 2020 Annual General Meeting; therefore, no such authorization currently exists.

Information Technology

The strategic alignment of our IT infrastructure and processes coupled with our fundamental business continuity measures made it possible to transition to remote working due to COVID 19 without any problems or restrictions to our business activities.

Our commercial supply chain for Monjuvi was implemented in the first half of 2019 using SAP Business ByDesign and other systems. The development of our sales platform was completed in a short amount of time and with great success to coincide with the market launch of Monjuvi. We also launched and successfully completed various digital projects to introduce not only new business processes but also digitize existing business processes even more. Various components of the digital workplace were also optimized to further enhance remote working capabilities going forward and ensure they remain an integral part of our modern working environment.

With the shift to remote working, IT security and compliance became even more important areas of information technology in the reporting year. For this reason and in an effort to optimize our cyber defense measures, we consolidated several of our platforms within the area of IT security.

Our internal Computer Emergency Response Team (CERT) has not detected any serious security incidents during the reporting year.

We also had our technical security controls reviewed for vulnerabilities by external security experts and our employees were trained to gain an awareness of their shared responsibility and essential contribution to IT security in our Company.

Information on the Internal Control and Risk Management System with Regard to the Accounting Process under Section 289 (4) and Section 315 (4) HGB

In the 2020 financial year, we completed a routine update of the documentation for our existing internal control and risk management system, which helps us maintain adequate internal control over financial reporting and ensures the availability of key controls to report financial figures as precisely and accurately as possible. We also expanded this system based on the SOX regulations (Sarbanes-Oxley Act of 2002, Section 404). COSO (Committee of Sponsoring Organizations of the Treadway Commission) defines the corresponding COSO framework ("Internal Control – Integrated Framework"). We use this framework, which is the most commonly used framework for the internal control over financial reporting.

System constraints make it impossible to give absolute assurance that internal controls will always prevent or completely detect all misrepresentations made in the context of financial reporting. Internal controls can only provide reasonable assurance that financial reporting is reliable and verify that the financial statements were prepared in accordance with the applicable IFRS standards endorsed by the European Union (EU) for external purposes.

The consolidated financial statements are subjected to numerous preparation, review and control processes so that they can be reported promptly to the market and to shareholders. To accomplish this, our executives have a coordinated plan for which all internal and external resources are made available. We also use a strict principle of double-checking to ensure the accuracy of the key financial ratios reported and the underlying execution of all accounting processes. Numerous rules and guidelines are also followed to ensure the strict separation of the planning, posting and execution of financial transactions. This functional separation of processes is ensured by all of our operating IT systems we use through an appropriate assignment of rights. External service providers regularly review the implementation of and compliance with these guidelines and the efficiency of the accounting processes.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

128

Predicting future events is not the task of our internal control and risk management system. Our risk management system does, however, ensure that business risks are detected and assessed early. The risks identified are eliminated or at least brought to an acceptable level using appropriate corrective measures. Special attention is given to risks that could jeopardize the Company.

The Management Board ensures that risks are always dealt with responsibly and keeps the Supervisory Board informed of all existing risks and their development. Detailed information on our risks and opportunities can be found in the section "Risk and Opportunity Report."

Accounting and External Audit

We prepare our annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the Stock Corporation Act (AktG).

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force on December 31, 2020 and adopted by the EU into European law. As of December 31, 2020, there were no standards or interpretations with an impact on our consolidated financial statements as of December 31, 2020 and 2019 that had entered into force but had not yet been adopted into European law. Therefore, our consolidated financial statements comply with both the IFRS published by the International Accounting Standards Board (IASB) and the IFRS adopted by the EU. In addition, our consolidated financial statements take into account the supplementary provisions of German commercial law that are to be applied in accordance with Section 315e (1) of the German Commercial Code (HGB).

For the election of our auditor, the Audit Committee of the Supervisory Board submits a nomination proposal to the Supervisory Board. At the 2020 Annual General Meeting, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was appointed as auditor for the 2020 financial year. As proof of its independence, the auditor submitted an Independence Declaration to the Supervisory Board. The lead auditor of these consolidated financial statements was Holger Lutz, who has audited the consolidated financial statements since 2019.

PricewaterhouseCoopers GmbH has been our auditor since the 2011 financial year. Information on audit-related fees and all other fees provided by PricewaterhouseCoopers GmbH to us during the 2020 financial year can be found in Note 7.1.

Compliance Management Program

The "Separate Non-Financial Group Report"* sets out the basic mechanisms of our compliance management program (CMP). The report is available on our website https://csr.morphosys.com/2020.

The identification and assessment of compliance risks are an important part of the CMP and are incorporated into the program's overall strategic development. Our main compliance-relevant risk areas are evaluated using a systematic approach and taking into account our current business strategy and priorities. During the reporting year, we carried out an annual compliance risk assessment that included anti-bribery and other relevant risk areas. Risk mitigation measures were initiated for the areas of action identified. Within the scope of the CMP, employees are given the opportunity to report suspected breaches of law within the MorphoSys Group in a protected manner through the MorphoSys Integrity Line reporting system. In addition to an annual compliance risk analysis, we have developed other appropriate guidelines and have monitored compliance. In order to prevent compliance breaches, employees were routinely trained in topics relevant for compliance. For the first time, an e-learning on the Code of Conduct has been successfully completed by a vast majority of the workforce.

In November 2020, MorphoSys launched a compliance campaign involving its entire workforce under the motto "Integrity in All We Do." The tone from the top was further developed with the messages from the Chief Executive Officer, the Chief Research and Development Officer, the Chief Operating Officer and other leaders.

Compliance-related discussions and analyses at all levels of the Company lead to a continuous improvement in managing and mitigating risk at MorphoSys.

In conjunction with the EU General Data Protection Regulation (Regulation [EU] 2016/679 – "GDPR"), which entered into force on May 25, 2018, we have implemented various procedures since 2018 to ensure compliance with the GDPR.

» see figure 10 – Compliance Management Program (CMP) (page 129)

Internal Audit Department

Our Internal Audit department is an essential element of the Corporate Governance structure. The department assists us in accomplishing our objectives by prescribing a systematic approach to evaluating and improving the effectiveness of our risk management, internal control and other corporate governance processes. The accounting and consulting firms KPMG and Protiviti were appointed in 2020 as co-sourcing partners for the internal auditing process.

* This information is not part of the management report that is subject to audit.

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Group Management Report Statements 129 Financial Figure 10   Compliance Management Program (CMP) Code of Credo Conduct Chief Executive reports to Offi c er Head of Chairperson of the reports, if Audit Committee required, to Global Compliance General Counsel, reports to Member of the Executive Committee leading the global CMP and managing the interfaces between diff erent compliance streams Compliance Risk Management Review and Transparency Approval of Key & Initiatives Disclosure Monitoring & Compliance Continuous Compliance Committees Improvement Management Program Anti-Bribery due Compliance Diligence Documents of Third Parties Trainings & Awareness Integrity Line

Group Management Report | Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

130

The Internal Audit department executes a risk-based audit plan that includes the requirements and recommendations of the Management Board, as well as those of the Supervisory Board's Audit Committee. The Internal Audit department is also responsible for performing management testing in accordance with the requirements of the U.S. Sarbanes-Oxley Act, Section 404 (SOX). This procedure involves independently testing the appropriateness and effectiveness of internal controls in the business processes relevant to financial reporting.

Our Internal Audit department informs the relevant members of the Executive Committee about the outcome of each internal audit. The Head of Internal Audit reports to the Audit Committee of the Supervisory Board on the results of the internal audits and SOX management testing twice a year or immediately if necessary.

Three audits were carried out in the year 2020. Some areas for action were identified resulting in the adoption of corresponding corrective plans of action. The internal audit plan for 2021 envisages three audits.

Disclosures under Section 289a (1), Section 315a (1) HGB and Explanatory Report of the Management Board under Section 176 (1) Sentence 1 AktG

Composition Of Common Stock

On December 31, 2020, the Company's common stock amounted to € 32,890,046.00 and was divided into 32,890,046 no-par-value bearer shares. With the exception of the 131,414 treasury shares held by the Company, these bearer shares possess voting rights, whereby each share grants one vote at the Annual General Meeting. The Company's share capital recorded in the commercial register as of December 31, 2020, amounted to € 32,865,399.00 and was divided into 32,865,399 no-par-value bearer shares. This amount of share capital does not yet reflect the increase in share capital or the number of shares resulting from the exercise of 24,647 conversion rights from convertible bonds in 2020. On January 18, 2021, the Supervisory Board of the Company resolved to amend the wording of the Articles of Association to reflect the higher share capital of € 32,890,046.00, which was registered with the commercial register on February 4, 2021.

Restrictions Affecting Voting Rights and the Transfer of Shares

Our Management Board is not aware of any restrictions that may affect voting rights or the transfer of shares, or any restrictions that may emerge from agreements between shareholders. Voting rights restrictions may also arise from the provisions of the German Stock Corporation Act (AktG), such as those under Section 136 AktG, or the provisions for treasury stock under Section 71b AktG.

Shareholdings in Common Stock Exceeding 10% of Voting Rights

We are not aware of nor have we been notified of any direct or indirect interests in the Company's common stock that exceed 10% of the voting rights.

Shares with Special Rights Conferring Powers of Control

Shares with special rights conferring powers of control do not exist.

Control over Voting Rights with Regard to Employee Ownership of Capital

Employees who hold shares in the Company exercise their voting rights directly in accordance with the statutory provisions and the Articles of Association, as do other shareholders.

Appointment and Dismissal of Management Board Members and Amendments to the Articles of Association

The number of Management Board members, their appointment and dismissal, and the nomination of the Chief Executive Officer are determined by the Supervisory Board in accordance with Section 6 of the Articles of Association and Section 84 AktG. Our Management Board currently consists of the Chief Executive Officer and three other members. Management Board members may be appointed for a maximum term of five years. Reappointments or extensions in the term of office are allowed for a maximum term of five years in each case. The Supervisory Board may revoke the appointment of a Management Board member or the nomination of a Chief Executive Officer for good cause as defined under Section 84 (3) AktG. If a required member of the Management Board is absent, one will be appointed by the court in cases of urgency under Section 85 AktG.

As a rule, the Articles of Association can only be amended by a resolution of the Annual General Meeting in accordance with Section 179 (1) sentence 1 AktG. Under Section 179 (2) sentence 2 AktG in conjunction with Section 20 of the Articles of Association, our Annual General Meeting resolves amendments to the Articles of Association generally through a simple majority of the votes cast and a simple majority of the common stock represented. If the law stipulates a higher mandatory majority of votes or capital, this shall be applied. Amendments to the Articles of Association that only affect their wording can be resolved by the Supervisory Board in accordance with Section 179 (1) sentence 2 AktG in conjunction with Section 12 (3) of the Articles of Association.

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Group Management Report

131

Financial Statements

Power of the Management Board to Issue Shares

The Management Board's power to issue shares is granted under Section 5 (5) through (6i) of the Company's Articles of Association and the statutory provisions. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the scope of the capital increase from conditional or authorized capital.

1. Authorized Capital
   In the case of an authorized capital increase, the Management Board is authorized, with the Supervisory Board's consent, to determine the further details of the capital increase and its implementation.

   a) Pursuant to Section 5 (5) of the Articles of Association, the Management Board is authorized with the Supervisory Board's consent to increase the Company's share capital against contribution in cash and/or contribution in kind on one or several occasions by up to € 11,768,314.00 by issuing up to 11,768,314 new, no-par-value bearer shares until and including the date of April 30, 2023 (Authorized Capital 2018-I).

   When executing capital increases, shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. With the Supervisory Board's consent, the Management Board is, however, authorized to exclude shareholders' subscription rights.
   aa) in the case of a capital increase against contribution in cash, to the extent necessary to avoid fractional shares; or
   bb) in the case of a capital increase against contribution in kind; or
   cc) in the case of a capital increase against contribution in cash to the extent the new shares shall be placed on a foreign stock exchange in the context of a new listing.

   The total number of shares to be issued via a capital increase against contribution in cash and/or in kind, excluding subscription rights and based on the authorizations mentioned above, shall not exceed 20% of the share capital, when calculated based on the authorizations' effective date or exercise, whichever amount is lower. The 20% limit mentioned above shall take into account (i) treasury shares sold with the exclusion of subscription rights after the effective date of these authorizations (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs), (ii) shares that are issued excluding subscription rights during the effective period of these authorizations from other authorized capital existing on the effective date of these authorizations, and (iii) shares to be issued during the effective period of these authorizations to service bonds with conversion or warrant rights, whose authorization basis exists on the effective date of these authorizations, to the extent the bonds with conversion or warrant rights were issued with the exclusion of the subscription rights of the shareholders (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs).

   b) Pursuant to Section 5 (6) of the Articles of Association, the Management Board is authorized with the Supervisory Board's consent to increase the Company's share capital against contribution in cash on one or several occasions by a total of up to € 3,286,539.00 by issuing up to 3,286,539 new no-par-value bearer shares until and including May 26, 2025 (Authorized Capital 2020-I).

   Shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. The Management Board is, however, authorized to exclude shareholder subscription rights with the Supervisory Board's consent in the following cases:
   aa) to the extent such exclusion is necessary to avoid fractional shares; or
   bb) if the issue price of the new shares is not significantly below the market price of shares of the same class already listed and the total number of shares issued against contribution in cash, excluding subscription rights, during the term of this authorization does not exceed 10% of the common stock on the date this authorization takes effect or at the time it is exercised, in accordance with or in the respective application of Section 186 (3) sentence 4 AktG.

   The total number of shares to be issued via capital increases against contribution in cash, excluding subscription rights and based on the authorizations mentioned above shall not exceed 10% of the share capital when calculated based on the authorizations' effective date or exercise, whichever amount is lower. The aforementioned 10% limit shall include (i) treasury shares sold with exclusion of subscription rights after the effective date of these authorizations (unless they service the entitlements of members of executive management bodies and/or employees of the Company and its affiliated companies under employee participation programs), (ii) shares to be issued with the exclusion of subscription rights during the effective period of these authorizations from other authorized capital existing on the effective date of these authorizations (unless they service the entitlements of members of executive management bodies and/or employees of the Company and its affiliated companies under employee participation programs), as well as (iii) shares to be issued during the effectiveness of these authorizations to service bonds with conversion or warrant rights, whose authorization basis exists on the

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance

132

effective date of these authorizations, to the extent the bonds with conversion or warrant rights were issued with the exclusion of shareholders' subscription rights (unless they service the entitlements of members of executive management bodies and/or employees of the Company and its affiliated companies under employee participation programs).

c) Pursuant to Article 5 (6h) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company's share capital on one or several occasions by a total of up to € 159,197.00 by issuing up to 159,197 new no-par-value bearer shares against cash contributions and/or contributions in kind until and including April 30, 2024 (Authorized Capital 2019-I). The subscription rights of shareholders are excluded. The Authorized Capital 2019-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company's Restricted Stock Unit Program (RSUP) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes determining the profit entitlement of the new shares, which, in deviation from Section 60 (2) of the German Stock Corporation Act (AktG), may also participate in the profit of an already completed fiscal year.

2. Conditional Capital

a) Pursuant to Section 5 (6b) of the Articles of Association, the Company's share capital is conditionally increased by up to € 5,307,536.00 through the issue of up to 5,307,536 no-par-value bearer shares (Conditional Capital 2016-I). The conditional capital increase serves solely as a means to grant new shares to the holders of conversion or warrant rights, which will be issued by the company or companies in which the Company has a direct or indirect majority interest according to the authorizing resolution of the Annual General Meeting on June 2, 2016, under Agenda Item 7 letter a). The shares will be issued at the respective conversion or exercise price to be determined in accordance with the resolution above. The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise these rights or fulfill conversion obligations under such bonds. The shares will be entitled to dividends as of the beginning of the previous financial year, provided they were issued before the start of the Company's Annual General Meeting, or as of the beginning of the financial year in which they were issued.

On October 13, 2020, the Management Board, with the Supervisory Board's consent, resolved to issue convertible bonds in an amount totaling up to € 325,000,000.00, maturing in October 2025. The convertible bonds may be converted into up to approximately 2.65 million new and/or existing shares. The issue of the convertible bonds is based on Conditional Capital 2016-I. The subscription rights of the Company's shareholders were excluded.

b) Pursuant to Section 5 (6e) of the Articles of Association, the Company's share capital is increased conditionally by up to € 13,415.00 through the issue of up to 13,415 new no-par-value bearer shares of the Company (Conditional Capital 2008-III). The conditional capital increase will only be executed to the extent that holders of convertible bonds, which have been issued, exercise their conversion rights for conversion into ordinary shares of the Company. The new shares participate in the Company's profits from the beginning of the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of profits at the time of their issue. The Management Board shall be authorized, with the consent of the Supervisory Board, to establish additional details regarding the conditional capital increase and its execution.

c) Pursuant to Section 5 (6g) of the Articles of Association, the share capital is increased conditionally by up to € 995,162.00 through the issue of up to 995,162 new no-par-value bearer shares of the Company (Conditional Capital 2016-III). The conditional capital serves to meet the obligations of subscription rights that have been issued and exercised based on the authorization resolved by the Annual General Meeting of June 2, 2016 under Agenda Item 9 letter a). The conditional capital increase will only be executed to the extent that holders of subscription rights exercise their right to subscribe to shares of the Company. The shares will be issued at the exercise price set in each case as the issue price in accordance with Agenda Item 9 letter a) subparagraph (8) of the Annual General Meeting's resolution dated June 2, 2016; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of profits at the time of the shares' issue. The Management Board, and the Supervisory Board where members of the Management Board are concerned, is authorized to determine the additional detail of the conditional capital increase and its execution.

Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance Group Management Report

133

Financial Statements

d) Pursuant to Section 5 (6i) of the Articles of Association, the Company's share capital is increased conditionally by up to € 1,314,615.00 by issuing up to 1,314,615 new no-par value bearer shares (Conditional Capital 2020-I). The conditional capital serves to fulfill subscription rights that were issued and exercised on the basis of the authorization resolved by the Annual General Meeting on May 27, 2020, under Agenda Item 11, letter a). The conditional capital increase will only be implemented to the extent that holders of subscription rights exercise their subscription rights to subscribe to shares of the Company. The shares will be issued at the exercise price determined in accordance with the resolution of the Annual General Meeting of May 27, 2020, under Agenda Item 11, letter a) subparagraph (8) as the issue price; Section9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which, at the time of their issue, no resolution by the Annual General Meeting on the appropriation of the accumulated profit has yet been passed. The Management Board, or, insofar as members of the Management Board are affected, the Supervisory Board are authorized to determine the further details of the conditional capital increase and its implementation.

Power of Management Board to Repurchase Shares

The authorization granted by the Company's Annual General Meeting on May 23, 2014 expired on April 30, 2019. As a result, the Management Board is not currently authorized to repurchase the Company's shares.

Material Agreements Made by the Company that Fall under the Condition of a Change of Control after a Takeover Bid

A change of control as a result of a takeover bid could have an impact on our convertible bond issued in October 2020, the underlying contract of which contains customary change-of-control clauses. According to these clauses, bondholders can demand early repayment of the outstanding amounts in the event of a change of control.

The Company has not entered into any further material agreements that are subject to a change of control following a takeover bid.

Compensation Agreements Concluded by the Company with Management Board Members and Employees in the Event of a Takeover Bid

In accordance with the service contracts in force during the reporting period, the members of the Management Board may terminate their service contracts following a change of control and demand the fixed salary and annual bonus still outstanding until the end of the regular term of the service contract, but at least 200% of the annual gross fixed salary and annual bonus. Furthermore, in case of a termination due to a change of control, all granted stock options, performance shares and other comparable direct or indirect interests in MorphoSys with compensation character will vest immediately and may be exercised after the statutory vesting periods and blackout periods have expired.

Following a change of control, some members of the Senior Management Group may terminate their employment contracts and demand a severance payment in the amount of one annual gross fixed salary and the full contractual bonus for the calendar year in which the termination is effected. A target achievement rate of 100% is applied. In such a case, all stock options and performance shares granted will vest immediately and may be exercised after the statutory vesting periods and blackout periods have expired. The following cases are considered as a change of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non-affiliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG) or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party.

Financial Statements Contents 134 03 Financial Statements

Statements Financial 136 Consolidated Statement of Profit or Loss (IFRS) 137 Consolidated Statement of Comprehensive Income (IFRS) 138 Consolidated Balance Sheet (IFRS) 140 Consolidated Statement of Changes in Stockholders’ Equity (IFRS) 142 Consolidated Statement of Cash Flows (IFRS) Notes 144 General Information 144 Summary of Significant Accounting Policies 167 Segment Reporting 170 Collaboration and License Agreement with Incyte 172 Notes to the Profit or Loss Statement 178 Notes to the Balance Sheet Assets 186 Notes to the Balance Sheet Equity and Liabilities 189 Remuneration System for the Management Board and Employees of the Group 203 Additional Notes

Financial Statements Consolidated Statement of Profit or Loss (IFRS) 136 Consolidated Statement of Profit or Loss (IFRS) in € Note 2020 2019 2018 Revenues 2.7.1, 5.1 327,698,465 71,755,303 76,442,505 Operating Expenses Cost of Sales 2.7.2, 5.2.1 (9,174,146) (12,085,198) (1,796,629) Research and Development 2.7.2, 5.2.2 (141,426,832) (108,431,600) (106,397,017) Selling 2.7.2, 5.2.3 (107,742,684) (22,671,481) (6,382,510) General and Administrative 2.7.2, 5.2.4 (51,403,257) (36,664,666) (21,927,731) Total Operating Expenses (309,746,919) (179,852,945) (136,503,887) Other Income 2.7.3, 5.3 14,584,829 804,739 1,644,632 Other Expenses 2.7.4, 5.3 (5,175,177) (626,678) (689,343) Earnings before Interest and Taxes (EBIT) 27,361,198 (107,919,581) (59,106,093) Finance Income 2.7.5, 5.3 92,047,221 2,799,473 417,886 Finance Expenses 2.7.5, 5.3 (96,214,409) (2,272,369) (753,588) Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets 2.3.1 (702,000) 872,000 (1,035,000) Income Tax Benefit 2.7.6, 5.4 75,398,566 3,506,419 4,304,674 Consolidated Net Profit / (Loss) 97,890,576 (103,014,058) (56,172,121) Earnings per Share, Basic and Diluted 2.7.7, 5.5 – (3.26) (1.79) Earnings per Share, Basic 2.7.7, 5.5 3.01 – –Earnings per Share, diluted 2.7.7, 5.5 2.97 – –Shares Used in Computing Earnings per Share, Basic and Diluted 2.7.7, 5.5 – 31,611,155 31,338,948 Shares Used in Computing Earnings per Share, Basic 2.7.7, 5.5 32,525,644 – –Shares Used in Computing Earnings per Share, Diluted 2.7.7, 5.5 33,167,852 – – The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (IFRS) Financial Statements 137 Consolidated Statement of Comprehensive Income (IFRS) in € 2020 2019 2018 Consolidated Net Profit / (Loss) 97,890,576 (103,014,058) (56,172,121) Items that will not be reclassified to Profit or Loss Change in Fair Value of Shares through Other Comprehensive Income 1,260,132 (1,160,160) (127,458) Items that may be reclassified to Profit or Loss Foreign Currency Translation Differences from Consolidation 2,247,005 75,332 (83,432) Other Comprehensive Income 3,507,137 (1,084,828) (210,890) Total Comprehensive Income 101,397,713 (104,098,886) (56,383,011) The Notes are an integral part of these consolidated financial statements.

Financial Statements Consolidated Balance Sheet (IFRS) 138 Consolidated Balance Sheet (IFRS) in € Note 12/31/2020 12/31/2019 Assets Current Assets Cash and Cash Equivalents 2.8.1, 6.1 109,794,680 44,314,050 Financial Assets at Fair Value through Profit or Loss 2.8.1, 6.2 287,937,972 20,454,949 Other Financial Assets at Amortized Cost 2.8.1, 6.2 649,713,342 207,735,195 Accounts Receivable 2.8.2, 6.3 83,354,276 15,081,702 Financial Assets from Collaborations 2.8.3, 4 42,870,499 0 Income Tax Receivables 2.8.2, 6.6 401,826 145,817 Other Receivables 2.8.2, 6.4 2,159,475 1,613,254 Inventories, Net 2.8.4, 6.5 9,962,657 288,212 Prepaid Expenses and Other Current Assets 2.8.5, 6.6 20,621,493 14,059,627 Total Current Assets 1,206,816,220 303,692,806 Non-current Assets Property, Plant and Equipment, Net 2.8.6, 6.7 6,323,753 4,652,838 Right-of-Use Assets, Net 2.8.7, 6.8 44,417,767 43,160,253 Patents, Net 2.8.8, 6.9 1,937,856 2,981,282 Licenses, Net 2.8.8, 6.9 11,835,619 2,350,002 Licenses for Marketed Products 2.8.8, 6.9 55,485,886 0 In-process R&D Programs 2.8.8, 6.9 0 35,683,709 Software, Net 2.8.8, 6.9 115,788 107,137 Goodwill 2.8.8, 6.9 1,619,233 3,676,233 Other Financial Assets at Amortized Cost, Net of Current Portion 2.8.1, 6.2 196,587,542 84,922,176 Shares at Fair Value through Other Comprehensive Income 2.8.9, 6.10 0 14,076,836 Deferred Tax Asset 2.9.8, 5.4, 6.11 132,806,097 0 Prepaid Expenses and Other Assets, Net of Current Portion 2.8.10, 6.12 1,567,259 1,136,030 Total Non-current Assets 452,696,800 192,746,496 Total Assets 1,659,513,020 496,439,302 The Notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet (IFRS) Financial Statements 139 in € Note 12/31/2020 12/31/2019 Liabilities and Stockholders’ Equity Current Liabilities Accounts Payable and Accruals 2.9.2, 7.1 128,554,203 57,041,902 Current Portion of Lease Liabilities 2.8.6, 6.7 3,055,608 2,515,097 Tax Liabilities 2.9.3, 7.2 65,727,675 94,732 Other Provisions 2.9.2, 7.2 0 323,000 Current Portion of Contract Liability 2.9.4, 7.3 2,543,903 1,570,801 Current Portion of Convertible Bond 2.9.6, 7.5 422,945 0 Current Portion of Financial Liabilities from Collaborations 2.9.9, 4 154,895 0 Convertible Bonds due to Related Parties 2.9.7 0 12,324 Total Current Liabilities 200,459,229 61,557,856 Non-current Liabilities Lease Liabilities, Net of Current Portion 2.8.6, 6.7 41,963,794 40,041,581 Other Provisions, Net of Current Portion 2.9.2, 7.2 1,527,756 23,166 Contract Liability, Net of Current Portion 2.9.5, 7.3 71,829 114,927 Deferred Tax Liability 2.9.8, 5.4, 7.4 5,057,465 0 Convertible Bond, Net of Current Portion 2.9.6, 7.5 272,759,970 0 Financial Liabilities from Collaborations, Net of Current Portion 2.9.9, 4 516,350,960 0 Total Non-current Liabilities 837,731,774 40,179,674 Total Liabilities 1,038,191,003 101,737,530 Stockholders’ Equity Common Stock 2.9.10, 7.6.1 32,890,046 31,957,958 Ordinary Shares Issued (32,890,046 and 31,957,958 for 2020 and 2019, respectively) Ordinary Shares Outstanding (32,758,632 and 31,732,158 for 2020 and 2019, respectively) Treasury Stock (131,414 and 225,800 shares for 2020 and 2019, respectively), at Cost 2.9.10, 7.6.4 (4,868,744) (8,357,250) Additional Paid-in Capital 2.9.10, 7.6.5 748,978,506 628,176,568 Other Comprehensive Income Reserve 2.9.10, 7.6.6 2,211,419 (1,295,718) Accumulated Deficit 2.9.10, 7.6.7 (157,889,210) (255,779,786) Total Stockholders’ Equity 621,322,017 394,701,772 Total Liabilities and Stockholders’ Equity 1,659,513,020 496,439,302 The Notes are an integral part of these consolidated financial statements.

Financial Statements Consolidated Statement of Changes in Stockholders’ Equity (IFRS) 140 Consolidated Statement of Changes in Stockholders’ Equity (IFRS) Common Stock Shares € Balance as of January 1, 2018 29,420,785 29,420,785 Capital Increase, Net of Issuance Cost of € 15,038,362 2,386,250 2,386,250 Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares 0 0 Exercise of Convertible Bonds Issued to Related Parties 32,537 32,537 Transfer of Treasury Stock for Long-Term Incentive Programs 0 0 Transfer of Treasury Stock to Members of the Management Board 0 0 Reserves: Change in Fair Value of Shares through Other Comprehensive Income 0 0 Foreign Currency Translation Differences from Consolidation 0 0 Consolidated Net Loss 0 0 Total Comprehensive Income 0 0 Balance as of December 31, 2018 31,839,572 31,839,572 Balance as of January 1, 2019 31,839,572 31,839,572 Compensation Related to the Grant of Stock Options and Performance Shares 8.1, 8.3 0 0 Exercise of Convertible Bonds Issued to Related Parties 118,386 118,386 Transfer of Treasury Stock for Long-Term Incentive Programs 8.3.1 0 0 Transfer of Treasury Stock to Related Parties 0 0 Reserves: Change in Fair Value of Shares through Other Comprehensive Income 0 0 Foreign Currency Translation Differences from Consolidation 0 0 Consolidated Net Loss 0 0 Total Comprehensive Income 0 0 Balance as of December 31, 2019 31,957,958 31,957,958 Balance as of January 1, 2020 31,957,958 31,957,958 Capital Increase, Net of Issuance Cost of € 100,370 4, 7.6.1 907,441 907,441 Equity Component of the Convertible Bond 2.9.7, 7.5, 7.6.5 0 0 Compensation Related to the Grant of Stock Options and Performance Shares 8.1, 8.3 0 0 Exercise of Convertible Bonds Issued 8.2 24,647 24,647 Transfer of Treasury Stock for Long-Term Incentive Programs 7.6.4, 8.3.2 0 0 Reserves: Change in Fair Value of Shares through Other Comprehensive Income 6.10, 7.6.6 0 0 Foreign Currency Translation Differences from Consolidation 7.6.6 0 0 Consolidated Net Profit 7.6.7 0 0 Total Comprehensive Income 0 0 Balance as of December 31, 2020 32,890,046 32,890,046 The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity (IFRS)
Financial Statements
141

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
Shares	€	€	€	€	€
319,678	**(11,826,981)**	**438,557,856**	**0**	**(96,593,607)**	**359,558,053**
0	0	176,189,256	0	0	178,575,506
0	0	5,584,969	0	0	5,584,969
0	0	1,004,580	0	0	1,037,117
(17,219)	636,414	(636,414)	0	0	0
(21,423)	791,794	(791,794)	0	0	0
0	0	0	(127,458)	0	(127,458)
0	0	0	(83,432)	0	(83,432)
0	0	0	0	(56,172,121)	(56,172,121)
0	**0**	**0**	**(210,890)**	**(56,172,121)**	**(56,383,011)**
281,036	**(10,398,773)**	**619,908,453**	**(210,890)**	**(152,765,728)**	**488,372,634**
281,036	**(10,398,773)**	**619,908,453**	**(210,890)**	**(152,765,728)**	**488,372,634**
0	0	6,654,470	0	0	6,654,470
0	0	3,655,168	0	0	3,773,554
(52,328)	1,934,043	(1,934,043)	0	0	0
(2,908)	107,480	(107,480)	0	0	0
0	0	0	(1,160,160)	0	(1,160,160)
0	0	0	75,332	0	75,332
0	0	0	0	(103,014,058)	(103,014,058)
0	**0**	**0**	**(1,084,828)**	**(103,014,058)**	**(104,098,886)**
225,800	**(8,357,250)**	**628,176,568**	**(1,295,718))**	**(255,779,786)**	**394,701,772**
225,800	**(8,357,250)**	**628,176,568**	**(1,295,718**	**(255,779,786)**	**394,701,772**
0	0	79,590,657	0	0	80,498,098
0	0	36,483,050	0	0	36,483,050
0	0	7,455,761	0	0	7,455,761
0	0	760,976	0	0	785,623
(94,386)	3,488,506	(3,488,506)	0	0	0
0	0	0	1,260,132	0	1,260,132
0	0	0	2,247,005	0	2,247,005
0	0	0	0	97,890,576	97,890,576
0	0	0	3,507,137	97,890,576	101,397,713
131,414	**(4,868,744)**	**748,978,506**	**2,211,419**	**(157,889,210)**	**621,322,017**

Financial Statements Consolidated Statement of Cash Flows (IFRS) 142 Consolidated Statement of Cash Flows (IFRS) in € Note 2020 2019 2018 Operating Activities: Consolidated Net Profit / (Loss) 97,890,576 (103,014,058) (56,172,121) Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities: Impairments of Assets 6.7, 6.9 16,480,272 2,317,489 24,033,479 Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets 6.7, 6.8, 6.9 8,329,559 6,245,162 3,750,259 Net (Gain) / Loss of Financial Assets at Fair Value through Profit or Loss 6.2 13,401,584 (752,257) 79,330 Net (Gain) / Loss of Financial Assets at Amortized Cost 6.2 8,378,845 705,952 0 (Income) from Reversals of Impairments / Impairments on Financial Assets 2.3.1 702,000 (872,000) 1,035,000 Net (Gain) / Loss on Derivative Financial Instruments 6.4 4,252,171 (1,261,618) 121,717 Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations 4 (36,551,618) 0 0 Non Cash Effective Change of Financial Liabilities at Amortized Cost 7.5 2,453,561 0 0 (Income) from Reversals of Impairments on Inventories 6.5 (13,270,968) 0 0 Gain from Deconsolidation of Subsidiaries 5.3 (379,173) 0 0 Net (Gain) / Loss on Sale of Property, Plant and Equipment 0 (21,408) (24,093) Non-cash Income from Recognition of previously unrecognized Intangible Assets 6.9 0 0 (350,000) Recognition of Contract Liability 7.3 (12,500,264) (5,335,977) (1,993,763) Share-based Payment 5.2.5, 8 8,955,307 6,654,470 5,584,969 Income Tax Benefit 5.4 (75,398,566) (3,506,419) (4,304,674) Changes in Operating Assets and Liabilities: Accounts Receivable 6.3 (69,619,751) 2,667,232 (6,610,625) Inventories, Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables 6.4. 6.5, 6.6 (8,485,396) (4,422,409) 545,816 Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Other Provisions 7.1, 7.2 77,505,284 13,202,429 1,890,046 Other Liabilities 0 316,288 (2,718,825) Contract Liability 7.3 13,430,268 6,069,450 2,386,009 Income Taxes Paid (303,974) (62,560) (33,837) Net Cash Provided by / (Used in) Operating Activities 35,269,717 (81,070,234) (32,781,313) The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows (IFRS) Financial Statements 143 in € Note 2020 2019 2018 Investing Activities: Cash Payments to Acquire Financial Assets at Fair Value through Profit or Loss (495,970,604) (28,305,339) (84,511,324) Cash Receipts from Sales of Financial Assets at Fair Value through Profit or Loss 214,209,301 53,159,814 126,388,925 Cash Payments to Acquire Other Financial Assets at Amortized Cost (1,249,729,925) (246,461,961) (366,810,000) Cash Receipts from Sales of Other Financial Assets at Amortized Cost 686,568,082 318,720,000 149,980,211 Cash Receipts from (+) / Cash Payments for (–) Derivative Financial Instruments 6.4 (3,855,905) 931,595 (488,201) Cash Payments to Acquire Property, Plant and Equipment 6.7 (4,455,323) (3,103,330) (1,820,749) Cash Receipts from Sales of Property, Plant and Equipment 0 20,469 28,444 Cash Payments to Acquire Intangible Assets 6.9 (44,881,207) (562,314) (644,575) Cash Payments for Acquisitions of Shares at Fair Value through Other Comprehensive Income 6.10 0 (15,004,996) (9,458) Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income 6.10 14,804,287 0 0 Cash Receipts from Sales of Subsidiaries 2,477,760 0 0 Interest Received 1,210,668 90,156 136,124 Net Cash Provided by / (Used in) Investing Activities (879,622,866) 79,484,094 (177,750,603) Financing Activities: Cash Proceeds from Issuing Shares 4, 7.6.1, 7.6.5 80,598,468 0 193,613,868 Cash Payments for Costs from Issuing Shares 7.6.5 (100,370) 0 (15,038,362) Cash Proceeds in Connection with Convertible Bonds Granted to Related Parties 8.2 773,300 3,714,361 1,020,849 Cash Receipts from Financing from Collaborations 4 510,186,974 0 0 Cash Proceeds from Issuing Convertible Bonds 7.5 319,946,211 0 0 Cash Payments for Principal Elements of Lease Payments 6.5 (2,786,972) (2,349,801) 0 Interest Paid 6.8 (1,431,487) (1,011,321) (134,269) Net Cash Provided by / (Used in) Financing Activities 907,186,124 353,239 179,462,086 Effect of Exchange Rate Differences on Cash 3,397,655 87,115 (59,463) Increase / (Decrease) in Cash and Cash Equivalents 66,230,630 (1,145,786) (31,129,293) Disposal of Cash and Cash Equivalents due to Deconsolidation of Subsidiaries (750,000) 0 0 Cash and Cash Equivalents at the Beginning of the Period 44,314,050 45,459,836 76,589,129 Cash and Cash Equivalents at the End of the Period 109,794,680 44,314,050 45,459,836 The Notes are an integral part of these consolidated financial statements.

Financial Statements

Notes

144

Notes

1 General Information

Business Activities and the Company

MorphoSys AG ("the Company" or "MorphoSys") is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic antibodies for patients suffering from cancer and autoimmune diseases. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany's "Neuer Markt": the segment of the Deutsche Börse designated, at that time, for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). MorphoSys AG's registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023.

2 Summary of Significant Accounting Policies

2.1 Basis of and Changes in Accounting Standards

2.1.1 Basis of Application

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards ("IFRS"), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force as of December 31, 2020 and adopted by the European Union (EU). As of December 31, 2020, there were no standards or interpretations that affected our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 that were in effect, but not yet endorsed into European law. As a result, our consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). In accordance with the regulations of the United States Securities and Exchange Commission, the statement of profit or loss is presented for a comparative period of three years. This extends beyond the comparative period of two years in accordance with the requirements of IFRS as adopted by the EU.

The consolidated financial statements as of the reporting dates of December 31, 2020 and 2019, as well as the periods from January 1 through December 31 for the years 2020, 2019 and 2018, comprise MorphoSys AG and its subsidiaries (collectively, the "MorphoSys Group" or the "Group"). MorphoSys AG prepares the consolidated financial statements for the largest and the smallest consolidated group.

In preparing the consolidated financial statements in accordance with IFRS, the Management Board is required to make certain estimates and assumptions, which have an effect on the amounts recognized in the consolidated financial statements and the accompanying notes. The actual results may differ from these estimates. The estimates and underlying assumptions are subject to continuous review. Any changes in estimates are recognized in the period in which the changes are made and in all relevant future periods.

All figures in this report were rounded to the nearest euro, thousand euros or million euros.

There was no material impact on the business, estimates and assumptions made or the recoverability of assets as a result of COVID-19.

Due to the market approval of Monjuvi, the corresponding amount reported under the balance sheet item "In-process research and development programs" was reclassified to the balance sheet item "License fees for marketed products" in the financial year 2020.

In the consolidated statement of cash flows, cash inflows and outflows for derivative financial instruments were reclassified from operating activities to investing activities due to incorrect classification. In order to provide comparable information for the previous year, the prior-year figures were adjusted accordingly. In financial year 2019, these were cash receipts of € 0.9 million and in 2018 cash payments of € 0.5 million.

Unless stated otherwise, the accounting policies set out below were applied consistently to all periods presented in these consolidated financial statements.

Notes
Financial Statements
145

2.1.2 Changes in Accounting Policies and Disclosures

The accounting principles applied generally correspond to the policies used in the prior year.

New or Revised Standards and Interpretations Adopted for the First Time in the Financial Year

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IFRS 3 (A)	Business Combinations	01/01/2020	yes	none
IFRS 9, IAS 39 and IFRS 7 (A)	Interest Rate Benchmark Reform	01/01/2020	yes	none
IFRS 16 (A)	Covid 19-Related Rent Concessions	01/01/2020	yes	none
IAS 1 and IAS 8 (A)	Definition of Material	01/01/2020	yes	yes
	Amendments to References to the Conceptual Framework in IFRS Standards	01/01/2020	yes	none
(A) Amendments				

The effects of the amendments to IAS 1 and IAS 8 on the consolidated financial statements are not considered material and are therefore not individually explained.

New or Revised Standards and Interpretations Not Yet Mandatorily Applicable

The following new or revised standards that were not yet mandatory in the reporting period or have not yet been adopted by the European Union, have not been applied prematurely. The effects on the consolidated financial statements of standards marked with "yes" are considered probable and are currently being examined by the Group. Only significant effects are described in more detail. The effects on the consolidated financial statements of the extensions to IAS 1 and IAS 8 are not considered material and, therefore, not explained separately. Standards with the comment "none" are not expected to have a material impact on the consolidated financial statements.

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IFRS 3 (A)	Reference to the Conceptual Framework	01/01/2022	no	none
IFRS 4 (A)	Extension of the Temporary Exemption from Applying IFRS 9	01/01/2021	no	none
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (A)	Interest Rate Benchmark Reform — Phase 2	01/01/2021	yes	none
IFRS 17 and IFRS 17 (A)	Insurance Contracts and Amendments to IFRS 17	01/01/2023	no	none
IAS 1 (A)	Classification of Liabilities as Current or Non-current	01/01/2023	no	yes
IAS 1 (A)	Disclosure of Accounting policies	01/01/2023	no	yes
IAS 8 (A)	Definition of Accounting Estimates	01/01/2023	no	yes
IAS 16 (A)	Property, Plant and Equipment — Proceeds before Intended Use	01/01/2022	no	none
IAS 37 (A)	Amended by Onerous Contracts — Cost of Fulfilling a Contract	01/01/2022	no	none
	Annual Improvements to International Financial Reporting Standards, 2018–2020	01/01/2022	no	none
(A) Amendments

Financial Statements
Notes
146

2.2 Consolidation Principles

2.2.1 Consolidated Companies and Scope of Consolidation

MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. in Boston, Massachusetts, USA (collectively referred to as the "MorphoSys Group" or the "Group").

Effective November 16, 2020, the 100% direct investment in Lanthio Pharma B.V. (Groningen, the Netherlands) and the 100% indirect investment via Lanthio Pharma B.V. in LanthioPep B.V. (Groningen, the Netherlands) were sold. The two companies were no longer included in MorphoSys AG's scope of consolidation as of this date.

The consolidated financial statements as of December 31, 2020, were prepared by the Management Board on March 11, 2021, by resolution of the Management Board, authorized for issue, and forwarded to the Supervisory Board for review and approval. The members of the Group's Management Board are Jean-Paul Kress, M.D., as Chief Executive Officer (Chair of the Management Board), Sung Lee as Chief Financial Officer, Malte Peters, M.D., as Chief Research and Development Officer and Roland Wandeler, Ph.D., as Chief Operating Officer.

Markus Enzelberger, Ph.D., stepped down as a member of the Management Board with effect from the end of February 29, 2020.

Jens Holstein stepped down as a member of the Management Board with effect from the end of November 13, 2020. Sung Lee assumed the position as Chief Financial Officer on February 2, 2021.

2.2.2 Consolidation Methods

The following Group subsidiary was included in the scope of consolidation, as shown in the table below.

Company	Purchase of Shares/ Establishment	Included in Basis of Consolidation since
MorphoSys US Inc., Boston, Massachusetts, USA	July 2018	07/02/2018

This subsidiary is fully consolidated as it is a direct wholly owned subsidiary. MorphoSys controls the subsidiary due to its full power over the investee. Additionally, MorphoSys is subject to risk exposure and has rights to variable returns from its involvement with the investee. MorphoSys also has unlimited capacity to exert power over the investee to influence its returns.

The Group does not have any entities consolidated as joint ventures using the equity method, nor does it exercise a controlling influence.

The assets and liabilities of the fully consolidated international entity are recognized using Group-wide uniform accounting and valuation methods. The consolidation methods applied have not changed from the previous year.

Upon consolidation, the carrying amounts of the parent company's investments in each subsidiary are offset against the parent's share in the equity of each subsidiary. Inter-company assets and liabilities, income and expenses, and profits or losses arising from transactions between Group companies are eliminated in full. The arm's length principle was applied to all contracts and transactions between Group companies.

2.2.3 Principles of Foreign Currency Translation

The Group's consolidated financial statements are presented in euros, which is also the parent company's functional currency. For each entity, the Group determines the functional currency. The items included in the financial statements of each entity are measured using that functional currency.

Transactions and Balances

Transactions in foreign currencies are initially recorded by the Group's entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items relating to operating business are recognized in other income or expenses. For monetary items relating to investing and financing activities, differences are recognized in finance income or finance expenses.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Group Companies

On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in "other comprehensive income reserve" (equity).

2.3 Financial Instruments and Financial Risk Management

2.3.1 Credit Risk and Liquidity Risk

Financial instruments in which the Group may have a concentration of credit and liquidity risk are mainly cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss, other financial assets at amortized cost, derivative financial instruments and receivables. The Group's cash and cash equivalents are mainly denominated in euros and US dollars. Financial assets at fair value, with changes recognized in profit or loss and other financial assets at amortized cost are high quality assets. Cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss, and other financial assets at amortized cost are generally held at numerous reputable financial institutions in Europe and the United States. With respect to its positions, the Group continuously monitors the financial institutions that are its counterparties to the financial instruments, as well as their creditworthiness, and does not anticipate any risk of non-performance.

Notes Financial Statements

147

The changes in impairment losses for credit risks (see Note 2.4*) recognized in the statement of profit or loss for the financial years 2020, 2019 and 2018 under the item impairment losses on financial assets were determined based on the rationale that negative values represent additions and positive values represent reversals of risk provisions. There were no impairments in the 2020 financial year. The increase in this allowance compared to January 1, 2020 was primarily the result of the increase of financial assets at amortized cost for which impairment losses are determined.

*cross-reference to page 154

	General Impairment Model			Simplified Impairment Model		Total
in 000' €	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3	
Balance as of January 1, 2019	(665)	(506)	0	(90)	0	(1,261)
Unused Amounts Reversed	445	427	0	90	0	962
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	0	0	0	(80)	0	(80)
Change between Impairment Stages	(79)	79	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2019	**(299)**	**0**	**0**	**(80)**	**0**	**(379)**
Balance as of January 1, 2020	(299)	0	0	(80)	0	(379)
Unused Amounts Reversed	299	0	0	80	0	379
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(1,001)	0	0	(424)	0	(1,425)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2020	**(1,001)**	**0**	**0**	**(424)**	**0**	**(1,425)**

Financial Statements Notes

148

The Group recognizes impairment losses for default risks for financial assets as follows:

Balance Sheet Item as of December 31, 2020	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000' €)	Impairment (in 000' €)	Carrying Amount (in 000' €)	Average Impairment Rate
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	109,797	(2)	109,795	0.0%
Other Financial Assets at Amortized Cost	low	Expected Twelve-Month Loss	847,300	(999)	846,301	0.1%
Accounts Receivable	low	Lifetime Expected Credit Losses	83,778	(424)	83,354	0.5%

Balance Sheet Item as of December 31, 2019	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000' €)	Impairment (in 000' €)	Carrying Amount (in 000' €)	Average Impairment Rate
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	44,314	0	44,314	0.0%
Other Financial Assets at Amortized Cost	low	Expected Twelve-Month Loss	293,958	(299)	293,659	0.1%
Accounts Receivable	low	Lifetime Expected Credit Losses	15,162	(80)	15,082	0.5%

The Group is also exposed to credit risk from debt instruments that are measured at fair value in profit or loss. This includes the items "Financial Assets at Fair Value through Profit or Loss" and "Financial Assets from Collaborations". As of December 31, 2020, the maximum credit risk corresponded to the carrying amounts of these items amounting to € 330.8 million (December 31, 2019: € 20.5 million).

One of the Group's policies requires that all customers who wish to transact business on credit undergo a credit assessment based on external ratings. Nevertheless, the Group's revenue and accounts receivable are still subject to credit risk from customer concentration. The Group's single most significant customer accounted for € 50.1 million of accounts receivables as of December 31, 2020 (December 31, 2019: € 8.0 million), or 60% of the Group's total accounts receivable at the end of 2020. The Group's top three customers individually accounted for 78%, 14% and 1% of the total revenue in 2020.

As of December 31, 2019, 53% of the Group's accounts receivable balance related to a single customer; of the total revenue in 2019, three customers individually accounted for 45%, 31% and 13%.

On December 31, 2018, one customer had accounted for 33% of the Group's accounts receivable, and the top three customers in 2018 individually accounted for 65%, 25% and 5% of the Group's revenue.

The table below shows the accounts receivables by region as of the reporting date.

in €	12/31/2020	12/31/2019
Europe and Asia	4,451,611	6,984,944
USA and Canada	79,326,304	8,176,758
Other	0	0
Impairment	(423,639)	(80,000)
Total	83,354,276	15,081,702

On December 31, 2020 and December 31, 2019, the Group's exposure to credit risk from derivative financial instruments was assessed as low. The maximum credit risk (equal to the carrying amount) for rent deposits and other deposits on the reporting date amounted to € 1.4 million (December 31, 2019: € 1.0 million).

Notes

Financial Statements

149

The following table shows the contractual cash flows of financial liabilities as of the reporting date.

in €; due in	12/31/2020 Less than One Year	12/31/2020 Between One and Five Years	12/31/2020 More than Five Years	12/31/2020 Total
Trade Accounts Payable	47,558,635	0	0	47,558,635
Convertible Bonds	2,031,250	333,125,000	0	335,156,250
Financial Liabilities from Collaborations	161,250	180,346,823	529,337,547	709,845,620

in €; due in	12/31/2019 Less than One Year	12/31/2019 Between One and Five Years	12/31/2019 More than Five Years	12/31/2019 Total
Trade Accounts Payable	10,655,014	0	0	10,655,014
Convertible Bonds due to Related Parties	12,324	0	0	12,324

Financial assets and financial liabilities were not netted as of December 31, 2020. Currently, there is no legal right to offset amounts recognized, to settle on a net basis, or to realize an asset and settle a liability simultaneously. There were no financial instruments pledged as collateral as of December 31, 2020.

2.3.2 Market Risk

Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect the Group's results of operations or the value of the financial instruments held. The Group is exposed to both currency and interest rate risks.

Currency Risk

The consolidated financial statements are prepared in euros. Both revenues and expenses of the Group are incurred in euros and US dollars. Throughout the year, the Group monitors the necessity to hedge foreign exchange rates to minimize currency risk and addresses this risk by using derivative financial instruments.

In accordance with the Group's hedging policy, highly probable cash flows and definite foreign currency receivables collectible within a twelve-month period are tested to determine if they should be hedged. MorphoSys had begun using foreign currency options and forwards to hedge its foreign exchange risk against US-dollar receivables in 2003. For derivatives with a positive fair value, unrealized gains are recorded in other receivables and for derivatives with a negative fair value, unrealized losses are recorded in other liabilities.

As of December 31, 2020, there was no unsettled foreign exchange forward agreement (December 31, 2019: one unsettled foreign exchange forward agreement; December 31, 2018: nine unsettled foreign exchange forward agreements). The unrealized gross gains in prior years from foreign exchange forward agreements were recorded in the finance result in the respective years (December 31, 2019: € 0.4 million; December 31, 2018: € 0.1 million).

Financial Statements

Notes

150

The Group's exposure to foreign currency risk based on the carrying amounts of the items is shown in the table below.

as of December 31, 2020; in €	US$	Other
Cash and Cash Equivalents	76,581,756	0
Financial Assets at Fair Value through Profit or Loss	115,134,211	0
Other Financial Assets at Amortized Cost	57,326,015	0
Accounts Receivable	28,455,909	0
Financial Assets from Collaborations	42,870,499	0
Restricted Cash (included in Other Assets, Net of Current Portion)	712,891	0
Accounts Payable and Accruals	(51,436,436)	(52,305)
Financial Liabilities from Collaborations	(516,505,855)	0
Total	**(246,861,010)**	**(52,305)**

as of December 31, 2019; in €	US$	Other
Cash and Cash Equivalents	17,913,455	0
Financial Assets at Fair Value through Profit or Loss	16,221,808	0
Other Financial Assets at Amortized Cost	41,756,008	0
Accounts Receivable	978,368	0
Restricted Cash (included in Other Assets, Net of Current Portion)	289,537	0
Accounts Payable and Accruals	(4,910,130)	(5,662)
Gesamt	**72,249,046**	**(5,662)**

Different foreign exchange rates and their impact on assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. A 10% increase in the euro versus the US dollar as of December 31, 2020, would have reduced the consolidated net profit by € 82.9 million. A 10% decline in the euro versus the US dollar would have increased the consolidated net profit by € 96.2 million.

A 10% increase in the euro versus the US dollar as of December 31, 2019, would have increased the consolidated net loss by € 6.7 million. A 10% decline in the euro versus the US dollar would have reduced the consolidated net loss by € 7.9 million.

A 10% increase in the euro versus the US dollar as of December 31, 2018, would have increased the consolidated net loss by € 1.4 million. A 10% decline in the euro versus the US dollar would have reduced the consolidated net loss by € 1.7 million.

Interest Rate Risk

The Group's risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group's investment focus places the safety of an investment ahead of its return and the ability to plan future cash flows. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the partially fixed interest rates during the term in order to ensure that planning is possible. In addition, changes in interest rates may affect the fair value of financial assets from collaborations.

Different interest rates and their effect on existing investments with variable interest rates and on financial assets from collaborations were simulated in a sensitivity analysis in order to determine the effect on profit or loss. An increase of the variable interest rate by 0.5% would have increased the consolidated net profit by € 1.2 million as of December 31, 2020 (December 31, 2019: reduction of consolidated net loss by € 0.3 million; December 31, 2018: reduction of consolidated net loss by € 0.4 million). A decrease of the variable interest rate by 0.5% would have decreased the consolidated net profit by € 1.4 million as of December 31, 2020 (December 31, 2019: increase of consolidated net loss by € 0.3 million; December 31, 2018: increase consolidated net loss by € 0.1 million).

The Group is not subject to significant interest rate risks from the liabilities currently reported on the balance sheet.

2.3.3 Fair Value Hierarchy and Measurement Methods

The fair value is the price that would be achieved for the sale of an asset in an arm's length transaction between independent market participants or the price to be paid for the transfer of a liability (disposal or exit price). Measurement at fair value requires that the sale of the asset or the transfer of the liability takes place on the principal market or, if no such principal market is available, on the most advantageous market. The principal market is the market a company has access to that has the highest volume and level of activity.

Notes

Financial Statements

151

Fair value is measured by using the same assumptions and taking into account the same characteristics of the asset or liability as would an independent market participant. Fair value is a market-based, not an entity-specific measurement. The fair value of non-financial assets is based on the best use of the asset by a market participant. For financial instruments, the use of bid prices for assets and ask prices for liabilities is permitted but not required if those prices best reflect the fair value in the respective circumstances. For simplification, mean rates are also permitted. This not only applies to financial assets but all assets and liabilities.

MorphoSys applies the following hierarchy in determining and disclosing the fair value of financial instruments:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities to which the Company has access.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3: Inputs for asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying amounts of financial assets and liabilities, such as other financial assets at amortized cost, as well as accounts receivable and accounts payable, approximate their fair value because of their short-term maturities.

Hierarchy Level 1

The fair value of financial instruments traded in active markets is based on the quoted market prices on the reporting date. A market is considered active if quoted prices are available from an exchange, dealer, broker, industry group, pricing service, or regulatory body that is easily and regularly accessible, and prices reflect current and regularly occurring market transactions at arm's length conditions. For assets held by the Group, the appropriate quoted market price is the buyer's bid price. These instruments fall under Hierarchy Level 1 (see Note 6.2*).

*cross-reference to page 179

Hierarchy Levels 2 and 3

The fair value of financial instruments not traded in active markets can be determined using valuation methods. In this case, fair value is estimated using the results of a valuation method that makes maximum use of market data and relies as little as possible on entity-specific inputs. If all significant inputs required for measuring fair value by using valuation methods are observable, the instrument is allocated to Hierarchy Level 2. If significant inputs are not based on observable market data, the instrument is allocated to Hierarchy Level 3.

Hierarchy Level 2 contains foreign exchange forward agreements to hedge exchange rate fluctuations, term deposits and the convertible bonds. Future cash flows for these foreign exchange forward agreements are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows at market interest rates. The fair value of the convertible bonds was determined by calculating the present value of all cash flows associated with the liability using the applicable reference interest rate with an adjustment to reflect MorphoSys's credit risk premium.

Hierarchy Level 3 financial assets comprise investments at fair value, with changes recognized directly in equity, as well as financial assets and financial liabilities from collaborations. The underlying valuations are generally carried out by employees in the finance department who report directly to the Chief Financial Officer. The valuation process and results are reviewed and discussed among the persons involved on a regular basis. To determine the fair value of financial assets from collaborations, expected cash inflows from Incyte's planned losses resulting from the co-promotion activities of Monjuvi in the USA are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte's credit risk. In order to determine the fair value of the financial liabilities from collaborations for disclosure purposes (these are accounted for at amortized cost using the effective interest method as described in Note 4*), expected cash outflows from the planned profits to Incyte resulting from the co-promotion activities of Monjuvi in the USA are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account the credit risk of MorphoSys. The cash inflows and outflows represent estimates of future revenues and costs from the co-promotion activities of Monjuvi in the USA and are subject to significant discretion. These estimates are based on assumptions that are jointly arrived at and approved of twice each year by the responsible departments at MorphoSys and Incyte. Financial assets and financial liabilities from collaborations are furthermore subject to significant uncertainties from currency exchange rate developments.

*cross-reference to page 170

Hierarchy Level 3 financial assets are presented in Notes 4* and 6.10* of the notes to the consolidated financial statements. Hierarchy Level 3 financial liabilities are presented in Note 4*.

*cross-reference to page 170 and page 185

Reclassifications between the hierarchy levels are generally taken into account as of the reporting dates; however, no transfers were made between the fair value hierarchy levels in 2020 or 2019.

Financial Statements Notes 152 The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet. Not classified into a Financial Assets Measurement at Amortized December 31, 2020; in 000’ Note Hierarchy Level Category Cost Cash and Cash Equivalents 6.1 * 0 109,795 Financial Assets at Fair Value through Profit or Loss 6.2 1 0 0 Other Financial Assets at Amortized Cost 6.2 * 0 649,713 Accounts Receivable 6.3 * 0 83,354 Financial Assets from Collaborations 4 3 0 0 Other Receivables * 0 2,159 Current Financial Assets 0 845,021 Other Financial Assets at Amortized Cost, Net of Current Portion 6.2 2 0 196,588 Prepaid Expenses and Other Assets, Net of Current Portion 6.12 thereof Non-Financial Assets n/a 183 0 thereof Restricted Cash 2 0 1,384 Non-current Financial Assets 183 197,972 Total 183 1,042,993 Accounts Payable and Accruals 7.1 * 0 0 Current Portion of Lease Liabilities 6.8 n/a (3,056) 0 Current Portion of Convertible Bond 7.5 2 0 0 Current Portion of Financial Liabilities from Collaborations 0 0 Current Financial Liabilities (3,056) 0 Lease Liabilities, Net of Current Portion 6.8 n/a (41,964) 0 Convertible Bond, Net of Current Portion 7.5 2 0 0 Financial Liabilities from Collaborations, Net of Current Portion 4 3 0 0 Non-current Financial Liabilities (41,964) 0 Total (45,020) 0 * Declaration waived in line with IFRS 7.29 (a). For these instruments the carrying amount is a reasonable approximation of fair value. ** Declaration waived in line with IFRS 7.29 (d) as disclosure is not required for lease liabilities.

Notes

Financial Statements

153

Financial Assets at Fair Value (Through Profit or Loss)	Financial Assets at Fair Value (Through Other Comprehensive Income)	Financial Liabilities at Amortized Cost	Financial Liabilities at Fair Value	Total Carrying Amount	Fair value
0	0	0	0	109,795	*
287,938	0	0	0	287,938	287,938
0	0	0	0	649,713	*
0	0	0	0	83,354	*
42,870	0	0	0	42,870	42,870
0	0	0	0	2,159	*
330,808	**0**	**0**	**0**	**1,175,829**	
0	0	0	0	196,588	197,749
				1,567	
0	0	0	0	183	n/a
0	0	0	0	1,384	1,384
0	**0**	**0**	**0**	**198,155**	
330,808	**0**	**0**	**0**	**1,373,985**	
0	0	(128,554)	0	(128,554)	*
0	0	0	0	(3,056)	**
0	0	(423)	0	(423)	*
0	0	(155)	0	(155)	*
0	0	(129,132)	0	(132,188)	
0	0	0	0	(41,964)	**
0	0	(272,760)	0	(272,760)	(334,124)
0	0	(516,351)	0	(516,351)	(617,178)
0	**0**	**(789,111)**	**0**	**(831,075)**	
0	**0**	**(918,243)**	**0**	**(963,263)**

Financial Statements

Notes

154

December 31, 2019; in 000' €	Note	Hierarchy Level	Not classified into a Measurement Category	Financial Assets at Amortized Cost
Cash and Cash Equivalents	6.1	*	0	44,314
Financial Assets at Fair Value through Profit or Loss	6.2	1	0	0
Other Financial Assets at Amortized Cost	6.2	*	0	207,735
Accounts Receivable	6.3	*	0	15,082
Other Receivables				
thereof Financial Assets		*	0	1,217
thereof Forward Exchange Contracts used for Hedging	6.4	2	0	0
Current Financial Assets			**0**	**268,348**
Other Financial Assets at Amortized Cost, Net of Current Portion	6.2	2	0	84,922
Shares at Fair Value through Other Comprehensive Income	6.9			
thereof Shares at Level 1		1	0	0
thereof Shares at Level 3		3	0	0
Prepaid Expenses and Other Assets, Net of Current Portion	6.10			
thereof Non-Financial Assets		n/a	147	0
thereof Restricted Cash		2	0	989
Non-current Financial Assets			**147**	**85,911**
Total			**147**	**354,259**
Accounts Payable and Accruals	7.1	*	0	0
Current Portion of Lease Liabilities	6.7	n/a	(2,515)	0
Convertible Bonds - Liability Component		2	0	0
Current Financial Liabilities			(2,515)	0
Lease Liabilities, Net of Current Portion	6.7	n/a	(40,042)	0
Non-current Financial Liabilities			**(40,042)**	**0**
Total			**(42,557)**	**0**

* Declaration waived in line with IFRS 7.29 (a). For these instruments the carrying amount is a reasonable approximation of fair value.
** Declaration waived in line with IFRS 7.29 (d) as disclosure is not required for lease liabilities.

2.4 Impairment

2.4.1 Financial Instruments According to General Expected Credit Loss Model

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost (term deposits with fixed and variable interest rates and bonds). The impairment method applied depends on whether there has been a significant increase in credit risk. If at the reporting date, the credit risk of a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to twelve-month expected credit losses (Level 1). Where the expected lifetime of an asset is less than twelve months, expected losses are measured at its expected lifetime. Expected credit losses are based on the contractual cash flows multiplied by the premium of a credit default swap according to the expected maturity of the contracting party (Level 1). In case the credit risk of a financial instrument has increased significantly since initial recognition, the Group measures impairment for that financial instrument at an amount equal to the lifetime expected credit losses. The Group currently classifies an increase in credit risk on debt instruments as significant when the premium on a counterparty credit default swap has increased by 100 basis points since the initial recognition of the instrument (Level 2). If there is an objective indication of impairment, the interest received must also be adjusted so that the interest as of this date is accrued based on the net carrying amount (carrying amount less risk provisions) of the financial instrument (Level 3).

Objective evidence of a financial instrument's impairment may arise from material financial difficulties of the issuer or the borrower, a breach of contract such as a default or delay in interest or principal payments, an increased likelihood of insolvency or other remediation process, or from the disappearance of an active market for a financial asset due to financial difficulties.

Financial instruments are derecognized when it can be reasonably expected that they will not be recovered and there is objective evidence of this. This is usually assumed to be the case when financial instruments are more than two years overdue. Impairment of financial instruments is recognized under impairment losses on financial assets.

Notes

Financial Statements

155

	Financial Assets at Fair Value (Through Profit or Loss)	Financial Assets at Fair Value (Through Other Comprehensive Income)	Financial Liabilities at Amortized Cost	Financial Liabilities at Fair Value	Total Carrying Amount	Fair value
	0	0	0	0	44,314	*
	20,455	0	0	0	20,455	20,455
	0	0	0	0	207,735	*
	0	0	0	0	15,082	*
					1,613	
	0	0	0	0	1,217	*
	396	0	0	0	396	396
	20,851	**0**	**0**	**0**	**289,199**	
	0	0	0	0	84,922	84,922
					14,077	
	0	13,690	0	0	13,690	13,690
	0	387	0	0	387	387
					1,136	
	0	0	0	0	147	n/a
	0	0	0	0	989	989
	0	**14,077**	**0**	**0**	**100,135**	
	20,851	**14,077**	**0**	**0**	**389,334**	
	0	0	(57,042)	0	(57,042)	*
	0	0	0	0	(2,515)	**
	0	0	(12)	0	(12)	(12)
	0	0	(57,042)	0	(59,569)	
	0	0	0	0	(40,042)	**
	0	**0**	**(12)**	**0**	**(40,042)**	
	0	**0**	**(57,054)**	**0**	**(99,611)**	

2.4.2 Financial Instruments According to Simplified Expected Credit Loss Model

In the case of accounts receivable, the Group applies the simplified approach, which requires expected lifetime losses to be recognized from the initial recognition of the receivables (Level 2). In the event of objective indications of an impairment of accounts receivable, the expected loss must be calculated as the difference between the gross carrying amount and the present value of the expected cash flows discounted at the original effective interest rate (Level 3). An indicator that there is insufficient reason to expect recovery includes a situation, among others, when internal or external information indicates that the Group will not fully receive the contractual amounts outstanding.

All accounts receivable were aggregated to measure the expected credit losses, as they all share the same credit risk characteristics. All accounts receivable are currently due from customers with similar credit risk profiles. The impairment is determined on the basis of the premium for an industry credit default swap. In the event that accounts receivable cannot be grouped together, they are measured individually.

Accounts receivable are derecognized when it can be reasonably expected that they will not be recovered. Impairment of accounts receivable is recognized under other expenses. This is usually assumed to be the case when accounts receivable are more than two years overdue. If, in subsequent periods, amounts are received that were previously impaired, these amounts are recognized in other income.

Financial Statements Notes

156

2.4.3 Non-Financial Assets

The carrying amounts of the Group's non-financial assets and inventories are reviewed at each reporting date for any indication of impairment. The non-financial asset's recoverable amount and the inventory's net realizable value are estimated if such indication exists. For goodwill and intangible assets that have indefinite useful lives or are not yet available for use, the recoverable amount is estimated at the same time each year or determined on an interim basis, if required. Impairment is recognized if the carrying amount of an asset or the cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value-in-use or its fair value less the cost of disposal. In assessing value-in-use, the estimated future pre-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purposes of impairment testing, assets that cannot be tested individually are grouped into the smallest group of assets that generates cash flows from ongoing use that are largely independent of the cash flows of other assets or CGUs. A ceiling test for the operating segment must be carried out for goodwill impairment testing. CGUs that have been allocated goodwill are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination may be allocated to groups of CGUs that are expected to benefit from the combination's synergies.

The Group's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and are tested for impairment as part of the impairment testing of the CGU that was allocated the corporate asset.

Impairment losses are recognized in profit or loss. Goodwill impairment cannot be reversed. For all other assets, the impairment recognized in prior periods is assessed on each reporting date for any indications that the losses decreased or no longer exist. Impairment is reversed when there has been a change in the estimates used to determine the recoverable amount. Impairment losses can only be reversed to the extent that the asset's carrying amount does not exceed the carrying amount net of depreciation or amortization that would have been determined if an impairment had not been recognized.

2.5 Additional Information

2.5.1 Key Estimates and Assumptions

Estimates and assumptions are continually evaluated and based on historical experience and other factors, including the expectation of future events that are believed to be realistic under the prevailing circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting-related estimates will, by definition, seldom correspond to the actual results. The estimates and assumptions that carry a significant risk of causing material adjustments to the carrying amounts of assets and liabilities in the next financial year are addressed below.

Revenues

Revenues from product sales, license fees, milestones, royalties and contracts with multiple performance obligations are subject to assumptions regarding variable consideration components, probabilities of occurrence and individual selling prices within the scope of the accounting and measurement principles explained in Note 2.7.1*. Accruals in connection with revenues products sales are also affected by estimates and assumptions.

*cross-reference to page 158

Financial Assets

Impairment losses on financial assets in the form of debt instruments and accounts receivable are based on assumptions about credit risk. The Group exercises discretion in making these assumptions and in selecting the inputs to calculate the impairment based on past experience, current market conditions and forward-looking estimates at the end of each reporting period.

Financial Assets and Liabilities from Collaborations

For details on estimates and assumptions in connection with financial assets and liabilities from collaborations refer to note 4.

Leases

In determining the lease term, all facts and circumstances are considered that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended.

In-Process R&D Programs and Goodwill

The Group performs an annual review to determine whether in-process R&D programs or goodwill is subject to impairment in accordance with the accounting policies discussed in Note 2.4.3*. The recoverable amounts from in-process R&D programs and cash-generating units have been determined using value-in-use calculations and are subjected to a sensitivity analysis. These calculations require the use of estimates (see Note 6.9*).

*cross-reference to page 156 and page 183

Notes

Financial Statements

157

Convertible Bond

The convertible bond is to be separated in a liability and an equity component. The amount allocated to the equity component was calculated by using a Black-Scholes valuation model. A Monte-Carlo simulation was used in order to determine the liability component. It was assessed that all cash flows associated with the liability component should be discounted by using a yield curve subject to default risk. All parameters necessary for the valuation are market observable, except for the risk premium included in MorphoSys' default risk. The risk premium (assumed to be constant over the term) was calibrated in the manner that the value of the convertible bond in the model corresponds to the nominal value of the bond in the amount of € 325.0 million.

Income Taxes

Income taxes comprise taxes levied in the individual countries on taxable profit and changes in deferred taxes. The income taxes reported are recognized on the basis of the statutory regulations in force or enacted as of the reporting date in the amount in which they are expected to be paid or refunded. Deferred taxes are recognized for tax-deductible or temporary taxable differences between the carrying amounts of assets and liabilities in the IFRS balance sheet and the tax base, as well as for tax effects arising from consolidation measures and tax reduction claims arising from loss carryforwards that are likely to be realized in subsequent years. Goodwill is excluded.

The assessment of the recoverability of deferred tax assets considers the currently achieved total results of a legal entity as well as the expected future taxable results, derived from the corporate planning. The recognition of deferred tax assets on tax loss carryforwards requires management to make estimates and judgments about the amount of future taxable profit available against which the tax loss carryforwards can be utilized. Deferred tax assets on loss carryforwards are only recognized to the extent that sufficient taxable income is expected in the future.

Uncertain tax positions are analyzed on an ongoing basis and, if taxes are sufficiently probable, risk provisions are recognized in an appropriate amount in each case. Uncertainties arise, among other things, from matters that are being discussed in ongoing tax audits but have not yet resulted in final findings or are under discussion due to disputed legal situations or new case law.

As the estimates can change over time, for example, as a result of findings in the course of the tax audit or current case law, there will also be a corresponding effect on the amount of the required assessment of the risk provision. The amount of the expected tax liability or tax receivable reflects the amount representing the best estimate or the expected value, taking into account any existing tax uncertainties.

For the assessment of the impairment of deferred tax assets, the planning assumptions are influenced by key estimates and mainly include the Company's profit forecasts for the period up to 2039.

2.5.2 Capital Management

The Management Board's policy for capital management is to preserve a strong and sustainable capital base in order to maintain the confidence of investors, business partners, and the capital market and to support future business development. As of December 31, 2020, the equity ratio was 37.4% (December 31, 2019: 79.5%; see also the following overview). The equity ratio decreased mainly due to the initial recognition of the financial liabilities from collaborations from the collaboration and license agreement with Incyte as well as the convertible bond.

in 000' €	12/31/2020	12/31/2019
Stockholders' Equity	621,322	394,702
in % of Total Capital	37.4%	79.5%
Total Liabilities	1,038,191	101,738
in % of Total Capital	62.6%	20.5%
Total Capital	**1,659,513**	**496,439**

The Management Board and employees can participate in the Group's performance through long-term, performance-related remuneration components. These components consist of convertible bonds issued in 2013 and stock option plans (SOP) granted to the Management Board and certain employees of MorphoSys AG in 2017, 2018, 2019 and 2020, in accordance with the bonus system approved by the Annual General Meeting. In addition, MorphoSys established a Long-Term Incentive Plan (LTI Plan) in 2016, 2017, 2018 and 2019, as well as a performance share unit program (PSU program) in 2020 for the Management Board and certain employees of MorphoSys AG. In 2019 and 2020, MorphoSys established long-term incentive programs (Long-Term Incentive Plan – LTI Plan and Restricted Stock Unit Plan – RSU Plan) for certain employees of MorphoSys US Inc. In 2020, MorphoSys also established a long-term cash incentive plan (CLTI plan) for certain employees of MorphoSys US Inc. These LTI Plans are based on the performance-related issuance of shares ("performance shares" and shares still to be created from authorized capital under the RSU plans), which are finally allocated upon achievement of specific predefined performance criteria and after the expiration of the vesting period (see Notes 8.3* and 8.6*). The PSU program and CLTI plan are settled in cash upon achievement of certain predefined performance criteria and the expiration of the vesting period.

*cross-reference to page 192 and page 197

There are no liabilities to banks. During the financial year, the Group made changes to its capital management by reflecting the financial liabilities from collaborations from the collaboration and license agreement with Incyte as well as from the issuance of the convertible bond.

Following overview contains the presentation and development of net liabilities. "Other Changes" include non-cash movements, including accrued interest expense, which are presented in operating activities in the cash flow statement.

Financial Statements

Notes

158

in 000' €	Lease Liabilities	Financial Liabilities from Collaborations	Convertible Bonds	Sub-Total
Balance as of January 1, 2019	(40,783)	0	0	(40,783)
Cash Flows	3,280	0	0	3,280
New Leases	(4,122)	0	0	(4,122)
Exchange differences	0	0	0	0
Other Changes	(932)	0	0	(932)
Balance as of December 31, 2019	**(42,557)**	**0**	**0**	**(42,557)**
Balance as of January 1, 2020	(42,557)	0	0	(42,557)
Cash Flows	3,918	(542,599)	(319,946)	(858,627)
New Leases	(5,286)	0	0	(5,286)
Exchange differences	0	66,379	0	66,379
Changes recognized in Equity	0	0	49,217	49,217
Other Changes	(1,094)	(40,285)	(2,454)	(43,833)
Balance as of December 31, 2020	**(45,019)**	**(516,506)**	**(273,183)**	**(834,708)**

2.6 Use of Interest Rates for Measurement

The Group uses maturity-specific and credit risk adjusted interest rates to measure fair value. When calculating share-based payments, MorphoSys uses the interest rate on four-year German government bonds on the date the share-based payment was granted.

2.7 Accounting Policies Applied to Line Items of the Statement of Profit or Loss

2.7.1 Revenues and Revenue Recognition

Recognizing revenue from contracts with customers requires the following five-stage approach:

- Identification of the contract
- Identification of performance obligations
- Determination of the transaction price
- Allocation of the transaction price
- Revenue recognition

The Group's revenues typically include revenue from product sales, license fees, milestone payments, service fees, and royalties.

Revenues from Product Sales

Revenues from the sale of MorphoSys products are recognized at the transaction price at the time the customer obtains control of the product (defined as the point at which the customer receives the product). As a result, revenues are recognized based on a specific point in time. The transaction price represents the consideration expected by MorphoSys in exchange for the product and takes into account variable components. The variable consideration is only included in the transaction price if it is highly probable that there will not be a subsequent material adjustment to the transaction price.

The most common elements of variable consideration related to product sales at MorphoSys are listed below and are determined according to the expected value approach.

- Rebates and discounts agreed with government agencies, buying groups, specialty distributors and specialty pharmacies are accrued and deducted from revenues at the time the related revenues are recognized. They are calculated based on actual discounts and rebates granted, specific regulatory requirements, specific terms in individual agreements, product pricing and/or the anticipated sales channel mix. Because the Company recognizes revenue upon transfer of control of the product to specialty distributors and specialty pharmacies, and not upon transfer to the end-user (patient), for certain rebates the Company is required to estimate of the mix of product sales between its sales channels in determining the amount of rebate that will ultimately be paid.
- Discounts offered to customers are intended to encourage prompt payment and are deferred and recognized as revenue deductions at the time the related revenues are recognized.
- Accruals for product returns are recognized as revenue deductions at the time the corresponding revenues are recognized.

Variable consideration is deducted from trade receivables, in case these are directly paid to the direct customer. In case payments are to be made to another party, these are presented as accruals. Accruals for revenue deductions are adjusted to the actual amounts when rebates and discounts and cash discounts are realized. The accruals represent estimates of the related obligations, meaning that management's judgment is required in estimating the impact of these revenue deductions.

Notes

Financial Statements

159

Cash and Cash Equivalents	Financial Assets at Fair Value through Profit or Loss	Financial Assets from Collaborations	Total
45,460	44,581	0	49,258
79,837	(24,854)	0	58,263
0	0	0	(4,122)
87	(24)	0	63
(81,070)	752	0	(81,250)
44,314	**20,455**	**0**	**22,212**
44,314	20,455	0	22,212
26,813	281,761	32,413	(517,640)
0	0	0	(5,286)
3,398	(877)	(5,549)	63,350
0	0	0	49,217
35,270	(13,402)	16,007	(5,958)
109,795	**287,938**	**42,870**	**(394,105)**

License Fees and Milestone Payments

The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.

Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group's management estimates at the contract's inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; for example, achieving a specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Sales-based milestone payments included in contracts for IP licenses are considered by the Group to be sales-based license fees because they are solely determined by the sales of an approved drug. Accordingly, such milestones are recognized as revenue once the sales of such drugs occur or at a later point if the performance obligation has not been fulfilled.

Service Fees

Service fees for the assignment of personnel to research and development collaborations are recognized as revenues in the period the services were provided. If a Group company acts as an agent, revenues are recognized on a net basis.

Royalties

Revenue recognition for royalties (income based on a percentage of sales of a marketed product) is based on the same revenue recognition principles that apply to sales-based milestones, as described above.

Agreements with Multiple Performance Obligations

A Group company may enter into agreements with multiple performance obligations that include both licenses and services. In such cases, an assessment must be made as to whether the license is distinct from the services (or other performance obligations) provided under the same agreement. The transaction price is allocated to separate performance obligations based on the relative stand-alone selling price of the performance obligations in the agreement. The Group company estimates stand-alone selling prices for goods and services not sold separately on the basis of comparable transactions with other customers. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain.

Principle-Agent Relationships

In agreements involving two or more independent parties who contribute to the provision of a specific good or service to a customer, the Group company assesses whether it has promised to provide the specific good or service itself (the company acting as a principal) or to arrange for this specific good or service to be provided by another party (the company acting as an agent). Depending on the result of this assessment, the Group company recognizes revenues on a gross (principal) or net (agent) basis. A Group company is an agent and recognizes revenue on a net basis if its obligation is to arrange for another party to provide goods or services, i.e., the Group company does not control the

Financial Statements

Notes

160

specified good or service before it is transferred to the customer. Indicators to assist a company in determining whether it does not control the good or service before it is provided to a customer and is, therefore, an agent, include, but are not limited to, the following criteria:

- Another party is primarily responsible for fulfilling the contract.
- The company does not have inventory risk.
- The company does not have discretion in establishing the price.

No single indicator is determinative or weighted more heavily than other indicators. However, some indicators may provide stronger evidence than others, depending on the individual facts and circumstances. A Group company's control needs to be substantive; obtaining the legal title to a good or service only momentarily before it is transferred to the customer does not necessarily indicate that a Group company is a principal. Generally, an assessment as to whether a Group company is acting as a principal or an agent in a transaction requires a considerable degree of judgment.

Based on the relevant facts and circumstances, the assessment of an agreement may lead to the conclusion that the counterparty is a cooperation partner or partner rather than a customer because the contract parties share equally in the risk of co-developing a drug and in the future profits from the marketing of the approved drug.

2.7.2 Operating Expenses

Operating expenses are allocated to the functional costs on the basis of cost centers or percentage allocation keys.

Cost of Sales

The cost of sales includes the acquisition and production cost of inventories recognized as an expense, personnel expenses, inventory write-downs, reversals of inventory write-downs, operating costs, impairments and scheduled depreciation and other expenses for intangible assets as well as costs for external services. Cost of sales are recognized as an expense as incurred.

Research and Development Expenses

Research costs are expensed in the period in which they occur. Development costs are generally expensed as incurred. Development costs are recognized as an intangible asset when the criteria such as the probability of expected future economic benefits, as well as the reliability of cost measurement, are met.

This line item contains personnel expenses, consumable supplies, other operating expenses, impairment charges, impairment reversals, amortization and other costs related to intangible assets (additional information can be found in Note 6.9*), costs for external services, infrastructure costs and depreciation.

*cross-reference to page 183

Selling Expenses

The line item includes personnel costs, consumable supplies, operating costs, amortization of intangible assets (software; additional information can be found in Note 6.9*), costs for external services, infrastructure costs and depreciation. This item also includes all expenses for services provided by Incyte in connection with the joint US sales activities.

*cross-reference to page 183

General and Administrative Expenses

The line item includes personnel costs, consumable supplies, operating costs, amortization of intangible assets (software; additional information can be found in Note 6.9*), costs for external services, infrastructure costs and depreciation.

*cross-reference to page 183

Personnel Expenses from Stock Options

The Group spreads the compensation expenses from the estimated fair values of share-based payments on the reporting date over the period in which the beneficiaries provide the services that triggered the granting of the share-based payments. Personnel expense is recognized in the respective functional area to which the beneficiary is allocated.

Share-based compensation is considered when the Group acquires goods or services in exchange for shares or stock options ("settlement in equity instruments") or other assets that represent the value of a specific number of shares or stock options ("cash settlement"). Additional information can be found in Notes 8.1* through 8.7*.

*cross-reference to page 189 and page 199

Operating Lease Payments

Through December 31, 2018, payments made within the scope of operating leases were recognized in profit or loss on a straight-line basis over the term of the lease according to IAS 17. According to SIC 15, all incentive agreements within the scope of operating leases are recognized as an integral part of the net consideration agreed for the use of the leased asset. The total amount of income from incentives is recognized as a reduction in lease expenses on a straight-line basis over the term of the lease.

The Group's lease agreements were classified exclusively as operating leases through December 31, 2018. The Group did not engage in any finance lease arrangements.

2.7.3 Other Income

The line item "other income" consists primarily of foreign currency gains from operating activities.

Non-repayable grants received from government agencies to fund specific research and development projects are recognized in profit or loss in the separate line item "other income" to the extent that the related expenses have already occurred. Under the terms of the grants, government agencies generally have the right to audit the use of the funds granted to the Group. The government grants are generally cost subsidies, and their recognition through profit or loss is limited to the corresponding costs.

No payments were granted in financial years 2020, 2019 or 2018 that are required to be classified as investment subsidies.

2.7.4 Other Expenses

The line item "other expenses" consists mainly of currency losses from the operating business.

Notes
Financial Statements
161

2.7.5 Finance Income and Finance Expenses

Gains and losses on hedges of foreign exchange rate fluctuations, changes in fair value and interest effects from the application of the effective interest method to financial assets and liabilities are recognized in finance income and finance expenses.

The accounting policies resulting from the collaboration and license agreement with Incyte are presented in Note 4*.
*cross-reference to page 170

2.7.6 Income Tax Expenses/Benefits

Current income taxes are calculated based on the respective local taxable income and local tax rules for the period. In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed, excluding interest expenses and penalties on the underpayment of taxes. In the event that amounts included in the tax returns are considered unlikely to be accepted by the tax authorities (uncertain tax positions), a provision for income taxes is recognized. Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. Current taxes reflect the expected tax liability on the taxable income for the year, based on the enacted or r substantially enacted tax rates, as well as adjustments to the tax liability for previous years.

Deferred tax assets or liabilities are calculated for temporary differences between the tax bases and the financial statement carrying amounts, including differences from consolidation, unused tax loss carryforwards, and unused tax credits. Measurement is based on enacted or substantively enacted tax rates and tax rules.

Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority, and the entity has a legally enforceable right to offset current tax assets against current tax liabilities according to their maturity.

Assessments as to the recoverability of deferred tax assets require the use of judgment regarding assumptions related to estimated future taxable profits. This includes the amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. The Group record a deferred tax asset only when it is probable that a corresponding amount of taxable profit will be available against which the deductible temporary differences relating to the same taxation authority and the same taxable entity can be utilized.

The analysis and forecasting required in this process are performed for individual jurisdictions by qualified local tax and financial professionals. Given the potential significance surrounding the underlying estimates and assumptions, group-wide policies and procedures have been designed to ensure consistency and reliability around the recoverability assessment process. Forecast operating results are based upon approved business plans, which are themselves subject to a well-defined process of control. As a matter of policy, especially strong evidence supporting the recognition of deferred tax assets is required if an entity has suffered a loss in either the current or the preceding period.

Changes in deferred tax assets and liabilities are generally recognized through profit and loss in the consolidated statement of profit or loss, except for changes recognized directly in equity. Deferred tax assets are recognized only to the extent that it is likely that there will be future taxable income to offset. Deferred tax assets are reduced by the amount that the related tax benefit is no longer expected to be realized.

2.7.7 Earnings per Share

The Group reports basic and diluted earnings per share. Basic earnings per share are computed by dividing the net profit or loss attributable to parent company shareholders by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share are calculated in the same manner with the exception that the net profit or loss attributable to parent company shareholders and the weighted-average number of ordinary shares outstanding are adjusted for any dilutive effects resulting from stock options granted to the Management Board and employees and convertible bonds.

In 2019 and 2018, diluted earnings per share equaled basic earnings per share. The effect of 57,035 potentially dilutive shares in 2019 and 120,214 dilutive shares in 2018 resulting from stock options and convertible bonds granted to the Management Board and certain employees of the Company has been excluded from the diluted earnings per share as it would result in a decline in the loss per share and should, therefore, not be treated as dilutive.

The 67,964 stock options and 58,811 restricted stock units still unvested as of December 31, 2020 and the 515,433 shares from the convertible bond are included in the calculation of potentially dilutive shares as they are dilutive for the 2020 financial year.

2.8 Accounting Policies Applied to Balance Sheet Assets

2.8.1 Liquidity

Liquidity is defined as the sum of the balance sheet positions "Cash and Cash Equivalents", "Financial Assets at Fair Value through Profit or Loss" and "Other Financial Assets at Amortized Cost".

Classification

The Group classifies its financial assets (debt instruments) in the measurement categories of those subsequently measured at fair value (either through other comprehensive income or profit or loss) and those measured at amortized cost.

The Group defines all cash held at banks and on hand, as well as all short-term deposits with a maturity of three months or less as of the purchase date, as cash and cash equivalents. The Group invests the majority of its cash and cash equivalents at several major financial institutions including, Commerzbank, UniCredit, BayernLB, LBBW, BNP Paribas, Deutsche Bank, Sparkasse, Banque Européenne du Crédit Mutuel, Credit Suisse, UBS and Bank of America Merrill Lynch.

Guarantees granted for rent deposits and obligations from convertible bonds issued to employees are recorded as restricted cash under "Other Assets" because they are not available for use in the Group's operations.

Financial Statements Notes

162

Recognition and Derecognition

The Group recognizes a financial asset at the point in time when it becomes the contractual party of the financial asset. Financial assets are derecognized when the claims to receive cash flows from the financial assets expire or have been transferred, and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

Upon initial recognition, the Group measures a financial asset at fair value and – when the financial asset is not subsequently measured at fair value in profit or loss – plus transaction costs directly attributable to the acquisition of that asset. Transaction costs of financial assets measured at fair value through profit or loss are recognized as expenses in profit or loss.

The subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the asset's cash flow characteristics. The Group classifies its debt instruments in one of the following measurement categories described below.

Assets that are held in order to collect the contractual cash flows and for which these cash flows represent interest and principal payments only are measured at amortized cost. Interest income from these financial assets is recognized in finance income using the effective interest method. Negative interests are recognized in Finance Expense. Gains and losses upon derecognition are recognized directly in profit or loss and recorded in the finance result. Impairment losses are recognized as a separate line item in profit or loss.

Assets that are held to collect the contractual cash flows and to sell the financial assets and where the cash flows represent principal and interest payments only are measured at fair value through other comprehensive income. Changes in the carrying amounts are recognized in other comprehensive income, with the exception of impairment losses, income from impairment reversals, interest income and foreign currency gains and losses, which are recognized in profit or loss. Upon the derecognition of the financial asset, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and is recorded in the finance result. Interest income from these financial assets is reported in finance income using the effective interest method. Foreign exchange gains and losses are shown under other income/expenses, and impairment losses are included in a separate line item in profit or loss.

Assets that do not meet the criteria of the categories "at amortized cost" or "at fair value through other comprehensive income" are allocated to the category "at fair value through profit or loss." Gains and losses on debt instruments that are subsequently measured at fair value through profit or loss are recognized in the finance result in the period in which they occur.

The Group reclassifies debts instruments only in case when there is a change in the business model for managing such assets.

Derivatives

The Group uses derivatives to hedge cash flows associated to foreign exchange risks. The use of derivatives is subject to a Group policy approved by the Management Board, which sets out a written guideline on the use of derivatives. According to the Group's hedging policy, only highly probable future cash flows and clearly identifiable receivables that can be collected within a twelve-month period are hedged.

Derivatives are initially recognized at fair value at the time of the conclusion of a derivative transaction and subsequently measured at fair value at the end of each reporting period. The derivatives are presented as other receivables or other provision, depending on their nature. Changes in the fair value of a derivative instrument that is not accounted for as a hedging relationship are recognized directly in profit or loss in the finance result.

MorphoSys has not applied hedge accounting in the financial years 2020, 2019 and 2018.

2.8.2 Accounts Receivable, Income Tax Receivables and Other Receivables

Accounts receivable are measured at amortized cost less any impairment using the simplified impairment model (see Notes 2.3.1*, 2.4.2* and 6.3*).

*cross-reference to page 146, page 155 and page 180

Income tax receivables mainly include receivables due from tax authorities in the context of capital gain taxes withheld to the nominal value without discount.

Other non-derivative financial instruments are measured at amortized cost using the effective interest method.

2.8.3 Financial Assets from Collaborations

The accounting policies applied to financial assets from collaborations are presented in Notes 2.3.3* and 4*.

*cross-reference to page 150 and page 170

2.8.4 Inventories

Inventories are measured at the lower value of production or acquisition cost and net realizable value under the first-in, first-out method. Acquisition costs comprise all purchase costs, including those incurred in bringing the inventories into operating condition, and take purchase price reductions into account, such as bonuses and discounts. Manufacturing costs comprise all directly attributable costs as well as reasonably allocated overhead. Net realizable value is the estimated selling price less the estimated expenses necessary for completion and sale. Inventories are divided into the categories of raw materials and supplies as well as finished goods.

The impairment to a net realizable value of zero on the antibody material (tafasitamab) derived from fermenter runs, recognized in cost of sales as well as research and development expenses in prior periods, was reversed due to the market approval of Monjuvi. This was now usable for commercialization and therefore represents inventory. Following its market approval, tafasitamab used for commercialization purposes is presented as inventory, which is measured at its cost of production and recognized in cost of sales upon its sale.

Notes

Financial Statements

163

Inventory of tafasitamab used for clinical trials or research activities are presented as other current assets and once it is used costs are recognized in the income statement under research and development expenses when consumed.

2.8.5 Prepaid Expenses and Other Current Assets

Prepaid expenses include expenses resulting from an outflow of liquid assets prior to the reporting date that are only recognized as expenses in the subsequent financial year. Such expenses usually involve maintenance contracts, sublicenses and upfront payments for external laboratory services not yet performed. Other current assets primarily consist of receivables from tax authorities from input tax surpluses, combination compounds as well as receivables from upfront payments. This item is recognized at nominal value or acquisition cost less impairments.

2.8.6 Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost less accumulated depreciation (see Note 6.7*) and any impairment losses (see Note 2.4.3*). Historical cost includes expenditures directly related to the purchase at the time of the acquisition. Replacement purchases, building alterations and improvements are capitalized, whereas repair and maintenance expenses are recognized as expenses as they are incurred. Property, plant and equipment are depreciated on a straight-line basis over its estimated useful life (see table below). Leasehold improvements are depreciated on a straight-line basis over the shorter of either the asset's estimated useful life or the remaining term of the lease.

*cross-reference to page 156 and page 181

Asset Class	Useful Life	Depreciation Rates
Office Equipment	8 years	13%
Laboratory Equipment	4 years	25%
Low-value Office and Laboratory Equipment	Immediately	100%
Computer Hardware	3 years	33%
Permanent Improvements to Property/Buildings	10 years	10%

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted when necessary.

Borrowing costs that can be directly attributed to the acquisition, construction or production of a qualifying asset are not included in the acquisition or production costs because the Group's operating business is funded with equity.

2.8.7 Leases

As of January 1, 2019, the Group applies the IFRS 16 standard on leases.

For lessees, a uniform approach is applied to the recognition of leases, according to which assets for the right-of-use assets of the leased assets and liabilities for the payment obligations entered into are required to be recognized in the balance sheet for all leases. At the time a leased asset becomes available for the Group's use, a right-of-use asset and corresponding lease liability are recognized in the balance sheet.

Right-of-use assets are measured at cost, which is calculated as the lease liability plus lease payments made at or before the date on which the asset is made available for use, less lease incentives received and additional initial direct costs and dismantling obligations. Subsequent measurement of right-of-use assets is at amortized cost. The right-of-use assets are amortized on a straight-line basis over the shorter of either the useful life or the term of the lease agreement.

The lease liability is the present value of the fixed and variable lease payments that are paid during the term of the lease less any lease incentives receivable. The discounting is carried out based on the implied interest rate underlying the lease contract if the rate can be determined. If not, discounting is carried out based on the lessee's incremental borrowing rate, i.e., the interest rate a lessee would need to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value and condition to the right-of-use asset in a similar economic environment.

In subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest expense on the lease liability and reduced to reflect the lease payments made. Each lease installment is separated into a repayment portion and a financing expense portion. Finance expenses are recognized in profit or loss over the term of the lease.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

As of January 1, 2019, the rental expenses recognized in the statement of profit or loss up to and including the 2018 financial year were replaced by depreciation and amortization of assets and interest expenses from the compounding of lease liabilities. This means that the related costs are recorded in various items of the statement of profit or loss and differ in their total amount compared to the application of IAS 17. As a result of the interest expenses recorded under finance expenses in the statement of profit or loss, there was a material effect on Group EBIT in the 2019 financial year compared with the application of IAS 17 in financial year 2018. In accordance with IAS 17, interest expenses were part of rental expenses and were recorded under operating expenses in the statement of profit or loss.

Financial Statements

Notes

164

The payments for the redemption of lease liabilities and the payments attributable to the interest portion of the lease liabilities are allocated to cash flow from financing activities.

For low-value leases and short-term leases (terms of less than twelve months), mainly technical equipment, use is made of the simplified application. Accordingly, no right-of-use assets or lease liabilities are recognized; instead, the lease payments are recognized as an expense over the term of the lease.

Impairment losses are recognized in accordance with the principles described in Note 2.4.3*.
*cross-reference to page 156

2.8.8 Intangible Assets

Purchased intangible assets are capitalized at acquisition cost and exclusively amortized on a straight-line basis over their useful lives. Internally generated intangible assets are recognized to the degree the corresponding recognition criteria are met.

Development costs are capitalized as intangible assets when the corresponding capitalization criteria have been met, namely, clear specification of the product or procedure, technical feasibility, intention of completion, use, commercialization, coverage of development costs through future free cash flows, reliable determination of these free cash flows and availability of sufficient resources for completion of development and sale. Amortization of intangible assets is recorded in cost of goods sold or research and development expenses.

Expenses to be classified as research expenses are allocated to research and development expenses.

Subsequent expenditures for capitalized intangible assets are capitalized only when they substantially increase the future economic benefit of the specific asset to which they relate. All other expenditures are expensed as incurred.

Patents

Patents obtained by the Group are recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.4.3*). Patent costs are amortized on a straight-line basis over the lower of the estimated useful life of the patent (ten years) or the remaining patent term. Amortization starts when the patent is issued. Technology identified in the purchase price allocation for the acquisition of Sloning BioTechnology GmbH was recorded at the fair value at the time of acquisition, less accumulated amortization (useful life of 10 years).
*cross-reference to page 156

Licenses

The Group has acquired license rights from third parties by making upfront license payments, paying annual fees to maintain the license and paying fees for sublicenses. The Group amortizes upfront license payments on a straight-line basis over the estimated useful life of the acquired license (8 to 13 years). The amortization period and method are reviewed at the end of each financial year. Annual fees to maintain a license are amortized over the term of each annual agreement. Sublicense fees are amortized on a straight-line basis over the term of the contract or the estimated useful life of the collaboration for contracts without a set duration.

Licenses For Marketed Products

Due to the market approval of Monjuvi, the amount recognized in the balance sheet item "In-process R&D programs" as of December 31, 2019, has been reclassified to the balance sheet item "Licenses for marketed products." The prepaid license fees and milestone payments that are subsequently paid after the milestones have been reached are amortized over the estimated useful life of the acquired license. The duration and method of amortization are reviewed at the end of each financial year. In the case of triggering events, the asset is tested for any impairment. Because the Group applies the cost accumulation approach, milestones in the near future are not taken into account.

In-Process R&D Programs

This line item previously contained capitalized payments from the in-licensing of compounds for the Proprietary Development segment, as well as milestone payments for these compounds subsequently paid as milestones were achieved. Additionally, this line item also included compounds and antibody programs resulting from acquisitions. As of December 31, 2020, no assets were recognized in this balance sheet item due to the launch of Monjuvi and the divestment of the Lanthio entities' in-process R&D programs.

Software

Software is recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.4.3*). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of three to five years. Software is amortized from the date the software is operational.
*cross-reference to page 156

Goodwill

Goodwill is recognized for expected synergies from business combinations and the skills of the acquired workforce. Goodwill is tested annually for impairment (see Note 6.9*).
*cross-reference to page 183

Intangible Asset Class	Useful Life	Amortization Rates
Patents	10 years	10%
Licenses and Licenses for Marketed Products	8–24 years	13%–4%
In-process R&D Programs	Not yet amortized, Impairment Only	–
Software	3–5 years	33%–20%
Goodwill	Impairment Only	–

Notes

Financial Statements

165

2.8.9 Sharesat Fair Value, with Changes Recognized in Other Comprehensive Income

The investments in adivo GmbH and Vivoryon Therapeutics AG are accounted for as equity financial instruments at fair value. Changes in fair value are recognized in other comprehensive income. This was irrevocably determined when the investments were first recognized. These investments are strategic financial investments, and the Group considers this classification to be more meaningful. If one of the investment is derecognized, no subsequent reclassification of gains or losses to profit or loss will occur. Dividends from these investments are recognized in profit or loss when there is a justified right to receive payment.

2.8.10 Prepaid Expenses and Other Assets, net of Current Portion

The non-current portion of expenses incurred prior to the reporting date but recognized in subsequent financial years is recorded in prepaid expenses. This line item contains maintenance contracts and sublicenses.

This line item also includes other non-current assets recognized at fair value. Other non-current assets consist mainly of restricted cash, such as rent deposits.

2.9 Accounting Policies Applied to Equity and Liability Items of the Balance Sheet

2.9.1 Financial Liabilites

Initial Recognition and Measurement

Financial liabilities are recognized when the group entity becomes a party to the financial instrument that establishes the financial liability. Financial instruments are initially recognized on the settlement date in the case of regular way purchases or sales, and derivative financial instruments are initially recognized on the trade date.

Financial liabilities are measured at fair value on initial recognition. Direct attributable transaction costs are deducted from the fair value if they are attributable to financial liabilities measured at amortized cost. Transaction costs are recognized directly in profit or loss if they are related to the issue of financial liabilities measured at fair value.

Subsequent Measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

- Financial liabilities at fair value through profit or loss
- Financial liabilities at amortized cost

Subsequent measurement of financial liabilities at fair value through profit or loss is at fair value. Gains or losses from changes in fair value are recognized in profit or loss in the financial result.

After initial recognition of financial liabilities at amortized cost, these financial liabilities are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss in the financial result using the effective interest method.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

2.9.2 Accounts Payable, Accruals and other Provisions

Accounts payable and accruals are initially recognized at fair value and subsequently at amortized cost using the effective interest method. Non-financial liabilities with a term of more than one year are discounted to their net present value. Liabilities that are uncertain in their timing or amount are recorded as accruals.

Accruals are recognized for obligations to third parties arising from past events. Furthermore, accruals are only recognized for legal or factual obligations to third parties if the event's occurrence is more likely than not. Accruals are recognized in the amount required to settle the respective obligation and discounted to the reporting date when the interest effect is material. The amount required to meet the obligation also includes expected price and cost increases. The interest portion of the addition to accruals is recorded in the finance result. The measurement of accruals is based on past experience and considers the circumstances in existence on the reporting date.

The Group has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Group recognizes accruals for estimated ongoing research costs that have been incurred. When evaluating the appropriateness of the deferred expenses, the Group analyzes the progress of the studies, including the phase and completion of events, invoices received and contractually agreed costs. Significant judgments and estimates are made in determining the deferred balances at the end of any reporting period. Actual results may differ from the Group's estimates. The Group's historical accrual estimates have not been materially different from the actual costs.

Other provisions mainly include cash-settled share-based payments.

2.9.3 Tax Liabilities

Tax liabilities are recognized and measured at their nominal value. Tax liabilities contain obligations from current taxes, excluding deferred taxes. Liabilities for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made.

2.9.4 Current Portion of Contract Liabilities

Upfront payments from customers for services to be rendered by the Group and revenue that must be recognized over a period of time are deferred and measured at the nominal amount of cash received. The corresponding rendering of services and revenue recognition is expected to occur within a twelve-month period following the reporting date.

Financial Statements Notes

166

2.9.5 Contract Liabilities, net of Current Portion

This line item includes the non-current portion of deferred customer upfront payments and revenue that must be recognized over a period of time. Contractual liabilities are measured at the nominal amount of cash received.

2.9.6 Convertible Bonds

The components of the convertible bonds issued by MorphoSys are recognized separately as a financial liability and as an equity instrument according to the economic substance of the contractual arrangement. As of the date of issuance, the fair value of the liability component was determined using the market interest rate applicable to comparable non-convertible instruments. This amount was recognized as a financial liability at amortized cost using the effective interest method until settlement on conversion or maturity of the instrument. The conversion option classified as equity was determined as the difference between the total value of the convertible bond and the fair value of the liability component. The resulting amount, net of income tax effects, is recognized in the capital reserve as part of equity and is not adjusted in subsequent periods. No gain or loss arises from the exercise or expiration of the conversion option. Transaction costs associated with the instrument are allocated between the two components based on the allocation of proceeds. The transaction costs attributable to the borrowed capital were deducted from carrying amount of the liability component and are amortized over the term of the convertible bond using the effective interest method.

Interest calculated pro rata and payable within the next 12 months is shown as current.

2.9.7 Convertible Bonds due to Related Parties

The Group has issued convertible bonds to the Group's Management Board and employees. The equity component of a convertible bond must be recorded separately under additional paid-in capital. The equity component is determined by deducting the separately determined amount of the liability component from the fair value of the convertible bond. The effect of the equity component on profit or loss is recognized in personnel expenses from stock options, whereas the effect on profit or loss from the liability component is recognized as interest expense. The exercise period of the conversion rights expired on March 31, 2020.

2.9.8 Deferred Taxes

Deferred tax assets and liabilities are calculated using the liability method, which is commonly used internationally. Under this method, taxes expected to be paid or recovered in subsequent financial years are based on the applicable tax rate at the time of recognition.

Deferred tax assets and liabilities are recorded separately in the balance sheet and take into account the future tax effect resulting from temporary differences between carrying amounts in the balance sheet for assets and liabilities and tax loss carryforwards.

Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority and their maturity and the entity has a legally enforceable right to offset current tax assets against current tax liabilities. Deferred tax assets and liabilities may not be discounted.

Deferred tax assets on loss carryforwards and temporary differences are recognized and measured on the basis of projected future taxable income. They are only recognized if sufficient taxable income is available in the future to utilize the deferred tax assets.

In assessing the recoverability of deferred tax assets, only the effects on earnings of the reversal of temporary differences arising from deferred tax liabilities, the planned results from operating activities, and possible tax strategies are taken into account. The planned results are based on internal forecasts of the future earnings situation of the respective Group company for the assessment of recoverability in the case of loss carryforwards and the long-term planning of the respective company for the assessment of recoverability in the case of temporary differences. If there are doubts about the realizability of the loss carryforwards, no corresponding deferred tax assets are recognized in individual cases, or deferred tax assets already recognized are impaired. The tax deferrals recognized are subject to ongoing reviews of the underlying assumptions. Changes in assumptions or circumstances may necessitate adjustments, which may result in additional tax deferrals or their reversal. Deferred tax assets and liabilities are offset if they relate to the same tax authority, and the right to offset current tax assets and liabilities is legally enforceable. Deferred tax assets and liabilities are recognized on an undiscounted basis. If the items underlying the temporary differences, or tax expenses and income respectively, are recognized directly in equity, this also applies to the current taxes or deferred tax assets and liabilities attributable thereto.

2.9.9 Financial Liabilities from Collaborations

The accounting policies applied to financial liabilities from collaborations are presented in Note 2.3.3* and Note 4*.

*cross-reference to page 150 and page 170

2.9.10 Stockholders' Equity

Common Stock

Ordinary shares are classified as stockholders' equity. Incremental costs directly attributable to the issue of ordinary shares and stock options are recognized as a deduction from stockholders' equity.

Treasury Stock

Repurchases of the Company's own shares at prices quoted on an exchange or at market value are recorded in this line item as a deduction from common stock.

Notes
Financial Statements
167

When common stock recorded as stockholders' equity is repurchased, the amount of consideration paid, including directly attributable costs, is recognized as a deduction from stockholders' equity net of taxes and classified as treasury shares. When treasury shares are subsequently sold or reissued, the proceeds are recognized as an increase in stockholders' equity, and any difference between the proceeds from the transaction and the initial acquisition costs is recognized in additional paid-in capital.

The allocation of treasury shares to beneficiaries under long-term incentive plans (in this case: performance shares) is reflected in this line item based on the set number of shares to be allocated after the expiration of the four-year vesting period (quantity structure) and multiplied by the weighted-average purchase price of the treasury shares (value structure). The adjustment is carried out directly in equity through a reduction in the line item "treasury stock," which is a deduction from common stock, while simultaneously reducing additional paid-in capital. Further information can be found in Notes 8.3.1* and 8.3.2*.
*cross-reference to page 192 and page 193

Additional Paid-In Capital

Additional paid-in capital mainly consists of personnel expenses resulting from the grant of stock options, convertible bonds and performance shares, the conversion option of convertible bonds classified as equity, as well as the proceeds from newly created shares in excess of their nominal value.

Other Comprehensive Income Reserve

The line item "other comprehensive income reserve" includes changes in the fair value of equity instruments that are recognized in other comprehensive income and currency exchange differences that are not recognized in profit or loss.

Accumulated Income/Deficit

The "accumulated income/deficit" line item consists of the Group's accumulated consolidated net profits/losses. A separate measurement of this item is not made.

3 Segment Reporting

An operating segment is defined as a unit of an entity that engages in business activities from which it can earn revenues and incur expenses and whose operating results are regularly reviewed by the entity's chief operating decision-maker, the Management Board, and for which discrete financial information is available.

Segment information is provided for the Group's operating segments based on the Group's management and internal reporting structures. The segment results and segment assets include items that can be either directly attributed to the individual segment or allocated to the segments on a reasonable basis.

The Management Board evaluates a segment's economic success using selected key figures so that all relevant income and expenses are included. EBIT, which the Company defines as earnings before finance income, finance expenses, income from impairment reversals/expenses from impairment losses on financial assets and income taxes, is the key benchmark for measuring and evaluating the operating results. Refer to the table in Note 3.3* for a reconciliation of EBIT to net income as well as to the table in Note 5.3* for a breakdown of finance income and expenses. Other key internal reporting figures include revenues, operating expenses, segment results and the liquidity position.
*cross-reference to page 168 and page 174

Starting in first quarter of 2021, MorphoSys will no longer present the previous segment information for the Proprietary Development and Partnered Discovery segment to the Company's chief operating-decision maker, the Management Board. Internal reporting will only focus on the Groups key value drivers, which are product sales, further market approvals of tafasitamab and royalties. The previous segment reporting will be made for external reporting purposes for the last time as of December 31, 2020. The future reporting will only include the consolidated statement of profit or loss and there will no longer be any segment reporting.

3.1 Proprietary Development

The Proprietary Development segment comprises all activities related to the proprietary development of therapeutic antibodies. Currently, this segment's activities comprise a total of eleven antibody programs, with tafasitamab representing the Company's most advanced proprietary clinical program. Also included are the antibody felzartamab (MOR202), which was partially out-licensed to I-Mab and the proprietary program otilimab, which was out-licensed to GlaxoSmithKline (GSK) in 2013. The partially or completely out-licensed programs have been part of the Proprietary Development segment since the beginning of their development and will therefore continue to be reported in this segment. MorphoSys is also pursuing other early-stage proprietary development and co-development programs. One other program is in preclinical development and a further six programs are in drug discovery. The Proprietary Development segment also manages the development of proprietary technologies

3.2 Partnered Discovery

MorphoSys's technology for generating therapeutics is based on human antibodies. The Group markets this technology commercially through its partnerships with numerous pharmaceutical and biotechnology companies. The Partnered Discovery segment encompasses all operating activities relating to these commercial agreements.

Financial Statements

Notes

168

3.3 Cross-Segment Information

The information on segment assets is based on the assets' respective locations.

For the Twelve-month Period Ended December 31 (in 000' €)	Proprietary Development			Partnered Discovery		
	2020	2019	2018	2020	2019	2018
External Revenues	278,630	34,286	53,610	49,068	37,469	22,832
Operating Expenses	(265,159)	(143,459)	(107,019)	(11,643)	(10,671)	(9,516)
Segment Result	**13,471**	**(109,173)**	**(53,409)**	**37,425**	**26,798**	**13,316**
Other Income	9,386	125	159	0	0	0
Other Expenses	0	(19)	0	0	0	0
Segment EBIT	**22,857**	**(109,067)**	**(53,250)**	**37,425**	**26,798**	**13,316**
Finance Income	81,995	0	0	0	0	0
Finance Expenses	(45,443)	0	0	0	0	0
Income from Reversals of Impairment Losses/(Impairment Losses) on Financial Assets						
Earnings before Taxes						
Income Tax Benefit/(Expenses)						
Consolidated Net Profit/(Loss)						
Current Assets	138,515	12,155	15,842	13,965	11,078	7,114
Non-current Assets	103,747	72,928	42,041	7,166	11,851	6,288
Total Segment Assets	**242,262**	**85,083**	**57,883**	**21,131**	**22,929**	**13,402**
Current Liabilities	102,177	36,176	32,167	7,363	2,877	1,471
Non-current Liabilities	544,761	27,775	3,291	4,517	5,771	158
Stockholders' Equity	0	0	0	0	0	0
Total Segment Liabilities and Equity	**646,938**	**63,951**	**35,458**	**11,880**	**8,648**	**1,629**
Capital Expenditure	48,260	2,830	1,319	429	625	879
Depreciation and Amortization	3,201	1,718	1,903	1,104	1,385	1,429

The segment result is defined as the segment's revenue, less the segment's operating expenses. The unallocated operating expenses of € 32.9 million (2019: € 25.7 million; 2018: € 20.0 million) included primarily expenses for central administrative functions that are not allocated to one of the two segments. Finance income, finance expense and income tax, except for the effects from the collaboration and license agreement with Incyte, are also not allocated to the segments as they are managed on a Group basis. Unallocated segment assets and liabilities have the same background as unallocated operating expenses. In the 2020 financial year, impairments totaling € 13.9 million were recognized in the Proprietary Development segment and € 2.1 million in the Partnered Discovery segment on property, plant and equipment as well as intangible assets (2019: impairments of € 1.6 million in the Proprietary Development segment; 2018: impairments of € 19.2 million in the Proprietary Development segment).

The Group's key customers are allocated to both the Proprietary Development and the Partnered Discovery segments. As of December 31, 2020, the single most important customer represented accounts receivable with a carrying amount of € 50.1 million (December 31, 2019: € 8.0 million). The largest customer for the Group accounted for revenues in 2020 of € 255.8 million, the second-largest for € 44.7 million, and the third-largest for € 4.1 million. The largest and third-largest customer in 2020 were allocated to the Proprietary Development segment and the second-largest customer to the Partnered Discovery segment.

In 2019, the largest customer for the Group accounted for revenues of € 32.3 million, the second-largest for € 22.0 million, and the third-largest for € 9.4 million. The largest customer was allocated to the Partnered Discovery segment and the second-largest and third-largest customers to the Proprietary Development segment.

In 2018, € 49.5 million of the Group's total revenues came from the largest customer, € 19.0 million from the second-largest customer, and € 3.9 million from the third-largest customer. The largest and third-largest customers were allocated to the Proprietary Development segment and the second-largest customer to the Partnered Discovery segment.

The following overview shows the Group's regional distribution of revenue:

in 000' €	2020	2019	2018
Germany	0	145	309
Europe and Asia	8,640	39,322	56,784
USA and Canada	319,058	32,288	19,350
Total	**327,698**	**71,755**	**76,443**

Notes

Financial Statements

169

	Unallocated			Group		
	2020	2019	2018	2020	2019	2018
	0	0	0	327,698	71,755	76,442
	(32,945)	(25,723)	(19,969)	(309,747)	(179,853)	(136,504)
	(32,945)	**(25,723)**	**(19,969)**	**17,951**	**(108,098)**	**(60,062)**
	5,199	680	1,486	14,585	805	1,645
	(5,175)	(608)	(689)	(5,175)	(627)	(689)
	(32,921)	**(25,651)**	**(19,172)**	**27,361**	**(107,920)**	**(59,106)**
	10,052	0	0	92,047	2,799	418
	(50,771)	0	0	(96,214)	(2,272)	(754)
				(702)	872	(1,035)
				22,492	**(106,521)**	**(60,477)**
				75,399	3,506	4,305
				97,891	**(103,015)**	**(56,172)**
	1,054,336	280,460	365,949	1,206,816	303,693	388,905
	341,784	107,967	101,530	452,697	192,746	149,859
	1,396,120	**388,427**	**467,479**	**1,659,513**	**496,439**	**538,764**
	90,919	22,505	12,285	200,459	61,558	45,923
	288,454	6,633	1,019	837,732	40,179	4,468
	621,322	394,702	488,373	621,322	394,702	488,373
	1,000,695	**423,840**	**501,677**	**1,659,513**	**496,439**	**538,764**
	526	207	268	49,215	3,662	2,466
	425	355	418	4,730	3,458	3,750

The following overview shows the timing of the satisfaction of performance obligations:

	Proprietary Development			Partnered Discovery		
in 000' €	2020	2019	2018	2020	2019	2018
At a Point in Time thereof performance obligations fulfilled in previous periods: in Proprietary Development € 0.8 million in 2020, € 29.1 million in 2019 and € 0 in 2018 and in Partnered Discovery € 46.2 million in 2020, € 32.9 million in 2019 and € 19.0 million in 2019	278,630	34,286	53,610	48,808	36,984	22,268
Over Time	0	0	0	260	485	564
Total	**278,630**	**34,286**	**53,610**	**49,068**	**37,469**	**22,832**

A total of € 311.6 million (December 31, 2019: € 175.8 million) of the Group's non-current assets, excluding deferred tax assets, are located in Germany and € 8.3 million in the USA (December 31, 2019: € 4.4 million). In the Netherlands, there were no non-current assets as of December 31, 2020 due the sale of the Lanthio entities (December 31, 2019: € 12.5 million). Of the Group's investments, € 47.6 million (December 31, 2019: € 2.3 million) were made in Germany, € 1.6 million (December 31, 2019: € 1.3 million) in the USA and less than € 0.1 million (December 31, 2019: less than € 0.1 million) in the Netherlands. In accordance with internal definitions, investments solely include additions to property, plant and equipment and intangible assets not related to leases and business combinations.

Financial Statements

Notes

170

4 Collaboration and License Agreement with Incyte

On January 13, 2020, MorphoSys AG and Incyte Corporation announced that both companies had signed a collaboration and license agreement for the further global development and commercialization of MorphoSys's proprietary anti-CD19 antibody tafasitamab. The agreement became effective on March 3, 2020 following the receipt of antitrust clearance. Under the terms of the agreement, MorphoSys received an upfront payment of US$ 750.0 million (€ 691.7 million). In addition, Incyte invested US$ 150.0 million (€ 130.9 million) in new ADSs of MorphoSys. MorphoSys increased its common stock by issuing 907,441 new ordinary shares from Authorized Capital 2017-I, excluding the preemptive rights of existing shareholders, to facilitate Incyte's purchase of 3,629,764 ADSs. Each ADS represents one-quarter of one MorphoSys ordinary share. The new ordinary shares underlying the ADSs represented 2.84% of the registered common stock of MorphoSys prior to the capital increase. Incyte purchased the 3,629,764 new ADSs at a price of US$ 41.32 (approximately € 36.27) per ADS. This price represented a premium of 20% on the volume-weighted average price of the ADSs 30 days prior to the signing of the collaboration and license agreement. Subject to limited exceptions, Incyte has agreed not to sell or otherwise transfer any of the new ADSs (representing 2.76% of MorphoSys's registered common stock following the capital increase) for a period of 18 months.

Depending on the achievement of certain developmental, regulatory, and commercial milestones, MorphoSys is eligible to receive milestone payments amounting to up to US$ 1.1 billion (approximately € 973.0 million). MorphoSys will also receive tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi outside the US. In the US, MorphoSys and Incyte will co-commercialize Monjuvi, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi will, therefore, be recognized by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the commercialization activities in the US and will equally share any profits and losses (50/50 basis). Outside the US, Incyte will receive exclusive commercialization rights, determine the commercialization strategy and be responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the US and will pay royalties to MorphoSys on these sales.

MorphoSys received a total of US$ 900.0 million (€ 822.6 million) from Incyte upon signing the agreement. At the time of its initial recognition, a current financial asset in the amount of US$ 48.9 million (€ 45.1 million) and a non-current financial liability in the amount of US$ 588.3 million (€ 542.6 million) were recognized and recorded in the balance sheet items "Financial assets from collaborations" and "Financial liabilities from collaborations". The financial asset represents MorphoSys's current reimbursement claim against Incyte from the expected future losses associated with the US commercialization activities (as Incyte has agreed to compensate MorphoSys for 50% of said losses) measured at fair value. The non-current financial liability, measured initially at fair value, represents Incyte's prepaid entitlement to future profit sharing on sales of Monjuvi in the US (as MorphoSys will share 50% of these profits with Incyte). Incyte has already acquired this right with the payments made in March 2020; therefore, a liability had to be recognized at that time. The basis for the initial valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead. As part of Incyte's participation in the equity of MorphoSys AG through a capital increase, the equivalent of US$1.0 million (€ 0.9 million; equivalent to the nominal value of € 1 per ordinary share) was recognized in common stock and US$ 90.7 million (€ 79.7 million) in additional paid-in capital in the amount of the fair value of the investment. The remainder of US$ 268.9 million (€ 236.1 million) was recognized as revenues according to IFRS 15, as this is the amount recognized as consideration for the marketing license for tafasitamab outside the US. Due to the different timing of revenue recognition and receipt of payment from Incyte, foreign currency gains of € 8.4 million were recognized.

The financial asset is subsequently measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method. Any resulting effective interest is recognized in the finance result. The basis for the valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the US for the years ahead. Cash flows from the profits and losses shared equally between the two parties are generally recognized directly against the financial asset or financial liability. Differences between the planned and actual cash flows from the financial asset or financial liability are recorded in the finance result. Effects resulting from changes in planning estimates regarding the expected net cash flows from financial assets and financial liabilities are also recognized in the finance result. The initial interest rate continues to be applied for the subsequent measurement of the financial liability, whereas the current yield curve is used for the financial assets. Foreign currency translation effects from the financial asset or financial liability are also recognized in the finance result.

The planning assumptions are influenced by significant estimates and mainly comprise revenues and costs for the production and sale of Monjuvi in the US, the discount rate and the expected term of cash flows. Revenues are affected by variable influencing factors such as patient numbers and the number of doses of Monjuvi administered, as well as the price that can be obtained in the market. Costs include the manufacturing costs for these doses of Monjuvi and other cost components for e.g. sale, transport, insurance and packaging. For more information on the discount rate, see section 2.3.3 of these notes. The term is the estimated time period over which Monjuvi will generate benefits in the approved indication and therefore the expected term of product sales in the US.

Notes

Financial Statements

171

As of December 31, 2020, US$ 633.8 million (€ 516.5 million) was recognized as a current and non-current financial liability and US$ 52.6 million (€ 42.9 million) as a financial asset as a result of the collaboration with Incyte.

MorphoSys and Incyte will also share the development costs for the jointly initiated worldwide and US-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys). This 45% share of development costs borne by MorphoSys is included in research and development costs. Should MorphoSys provide services in excess of this 45% share, MorphoSys will be entitled to a compensation claim against Incyte, which will qualify as revenue in accordance with IFRS 15. Related expenses for the provision of the service are recognized as cost of sales. Conversely, MorphoSys has to bear additional research and development expenses if Incyte performs more than 55% of the total clinical trial services. In addition, Incyte will assume 100% of future development costs for clinical trials in countries outside the United States, which are conducted in Incyte's own responsibility. Incyte has the option to obtain development services from MorphoSys for this purpose. If this option is exercised, the related income will be recognized as revenue.

The financial assets from collaborations measured according to Level 3 changed in 2020 as follows:

in 000' €	2020
Opening Balance	0
Additions	45,090
Cash Receipts	(12,677)
Through Other Comprehensive Income	0
Through Profit or Loss (in Finance Result)	10,458
Closing Balance	**42,870**

If the expected sales revenues and cost components had changed by 1%, the fair value of the financial asset from collaborations would have been in a range of € 42.1 million to € 43.7 million (acquisition date: € 43.7 million to € 46.5 million).

The estimates underlying the financial liabilities from collaboration are subject to a sensitivity analysis below. This would have resulted in the following effects on the fair value of the financial liabilities from collaborations upon initial recognition. In each case, one planning assumption is changed and all other estimates are kept constant.

in million €	+1%	(1%)
Change in Price obtained in the Market (revenue related)	13.8	(13.8)
Change in Patient Numbers and Number of Doses administered (revenue related)	12.7	(12.6)
Change in Manufacturing Costs and other Cost Components (cost related)	(7.2)	7.2
Change in Patient Numbers and Number of Doses administered (cost related)	(1.2)	1.2
Discount Rate	(43.1)	47.7

The effects included in the previous table would have correspondingly affected the revenue recognized as residual value for the marketing license for tafasitamab outside the US at the acquisition date. An increase in financial liabilities from collaborations would have led to lower and a decrease to higher sales revenues.

As of December 31, 2020, percentage changes in significant estimates would have impacted the financial liabilities from collaborations as follows.

in million €	+1%	(1%)
Change in Price obtained in the Market (revenue related)	11.2	(11.2)
Change in Patient Numbers and Number of Doses administered (revenue related)	10.1	(10.1)
Change in Manufacturing Costs and other Cost Components (cost related)	(6.2)	6.2
Change in Patient Numbers and Number of Doses administered (cost related)	(1.1)	1.1

Financial Statements Notes

172

5 Notes to the Profit or Loss Statement

5.1 Revenues

	Proprietary Development			Partnered Discovery		
in 000' €	2020	2019	2018	2020	2019	2018
Product Sales, Net	22,983	0	0	0	0	0
License Fees	236,051	0	50,596	43	265	618
Milestone Payments	847	29,100	0	3,978	1,370	3,917
Service Fees	18,749	5,186	3,014	2,580	4,046	2,919
Royalties	0	0	0	42,467	31,788	15,379
Total	278,630	34,286	53,610	49,068	37,469	22,833

Substantially all service fee revenues relate to revenues on a gross basis (principal).

Of the total revenues generated in 2020, a total of € 47.1 million were recognized from performance obligations that were fulfilled in previous periods and related to milestone payments and royalties (2019: € 62.0 million; 2019: € 19.0 million).

5.2 Operating Expenses

5.2.1 Cost of Sales

Cost of sales consisted of the following:

in 000' €	2020	2019	2018
Expensed Acquisition or Production Cost of Inventories	5,564	0	0
Personnel Expenses	11,054	3,233	1,797
Impairment (+) and Reversals of Impairment (-) on Inventories	(9,933)	8,685	0
Other Operating Expenses	12	18	0
Impairment, Amortization and Other Costs of Intangible Assets	2,251	0	0
External Services	128	49	0
Depreciation and Other Costs for Infrastructure	98	100	0
Total	9,174	12,085	1,797

For the explanation of the income in the line "impairment and reversals of impairment on inventories", see Note 6.5* of these notes.

*cross-reference to page 180

5.2.2 Research and Development Expenses

Research and development expenses consisted of the following:

in 000' €	2020	2019	2018
Personnel Expenses	35,495	30,131	25,288
Impairment (+) and Reversals of Impairment (-) on Inventories	(3,338)	0	0
Consumable Supplies	3,239	2,874	2,310
Other Operating Expenses	2,498	3,142	2,761
Impairment, Amortization and Other Costs of Intangible Assets	20,201	5,631	22,760
External Services	74,663	60,710	47,889
Depreciation and Other Costs for Infrastructure	8,669	5,944	5,389
Total	141,427	108,432	106,397

Notes Financial Statements 173 For the explanation of the income in the line “impairment and reversals of impairment on inventories”, see Note 6.5 * of these notes. *cross-reference to page 180 In 2020, a total of 16.0 million in impairment losses was recognized as expenses for intangible assets, which related to the MOR107 in-process R&D program, licenses and patents as well as to goodwill. 5.2.3 Selling Expenses Selling expenses consisted of the following: in 000’ 2020 2019 2018 Personnel Expenses 52,959 6,967 2,536 Consumable Supplies 125 14 3 Other Operating Expenses 3,360 1,158 538 Amortization of Intangible Assets 8 11 25 External Services 50,591 14,150 2,953 Depreciation and Other Costs for Infrastructure 700 371 328 Total 107,743 22,671 6,383 5.2.4 General and Administrative Expenses General and administrative expenses consisted of the following: in 000’ 2020 2019 2018 Personnel Expenses 32,352 23,382 15,016 Consumable Supplies 565 389 15 Other Operating Expenses 1,250 1,875 1,012 Amortization of Intangible Assets 55 39 97 External Services 13,097 9,241 4,475 Depreciation and Other Costs for Infrastructure 4,084 1,739 1,313 Total 51,403 36,665 21,928 5.2.5 Personnel Expenses Personnel expenses consisted of the following: in 000’ 2020 2019 2018 Wages and Salaries 99,438 43,476 30,349 Social Security Contributions 8,043 5,686 4,341 Share-based Payment Expense 8,955 6,654 5,585 Temporary Staff (External) 5,760 2,633 1,241 Other 9,664 5,264 3,121 Total 131,860 63,713 44,637 In the years 2020, 2019 and 2018, other personnel expenses consisted mainly of costs for personnel support and personnel development. The cost of defined contribution plans amounted to 0.8 million in 2020 (2019: 0.7 million; 2018: 0.7 million).

Financial Statements Notes 174 The following number of employees as of December 31 of a given year were employed in the various functions and allocated to the segments as follows: 2020 2019 2018 Research and Development 351 300 246 Selling 142 40 21 General and Administrative 122 86 62 Total 615 426 329 Proprietary Development 423 249 209 Partnered Discovery 59 61 49 Unallocated 133 116 71 Total 615 426 329 The average number of employees for the 2020 financial year was 564 (2019: 374; 2018: 327). 5.3 Other Income and Expenses, Finance Income and Finance Expenses The other income and other expenses are shown in the following overview. in 000’ 2020 2019 2018 Gain from Deconsolidation of Lanthio Entities 379 0 0 Gain on Foreign Exchange from Operating Activities 13,656 233 677 Grant Income 61 98 153 Gain from recognition of previously unrecognized intangible assets 0 0 350 Income from Other Items 489 474 465 Other Income 14,585 805 1,645 Loss on Foreign Exchange from Operating Activities (4,581) (413) (457) Expenses from Other Items (594) (214) (232) Other Expenses (5,175) (627) (689) The finance income and finance expenses are shown in the following overview. in 000’ 2020 2019 2018 Foreign Currency Gains from Financial Liabilities from Collaborations 66,379 0 0 Gain from Changes of Estimates in Financial Assets from Collaborations 15,616 0 0 Gain from Foreign Currency Hedging 698 1,476 322 Gain on Financial Assets at Fair Value through Profit or Loss 8,121 1,101 5 Interest Income on Other Financial Assets at Amortized Cost 1,233 223 91 Finance Income 92,047 2,799 418 Foreign Currency Losses from Financial Assets from Collaborations (5,549) 0 0 Effective Interest Expenses from Financial Liabilities from Collaborations (15,329) 0 0 Losses from Changes of Estimates in Financial Liabilities from Collaborations (24,565) 0 0 Losses from Foreign Currency Hedging (4,950) (214) (444) Loss on Financial Assets at Fair Value through Profit or Loss (32,138) (299) (85) Interest Expenses for Other Financial Assets at Amortized Cost (9,391) (796) (53) Interest Expenses on Lease Liabilities (1,174) (932) 0 Interest Expenses for Financial Liabilites at Amortized Cost (2,454) 0 (126) Bank Fees (664) (31) (46) Finance Expenses (96,215) (2,273) (754)

Notes

Financial Statements

175

The following net gains or losses resulted from financial instruments in the financial year:

in 000' €	2020	2019	2018
Financial Assets at Fair Value through Profit or Loss	(18,202)	2,063	(202)
Other Financial Assets at Amortized Cost	(8,860)	299	(978)
Shares at Fair Value through Other Comprehensive Income	1,260	(1,160)	(127)
Financial Liabilities at Amortized Cost	24,031	0	(126)
Total	**(1,771)**	**1,202**	**(1,433)**

Net gains or losses mainly comprised gains and losses from hedging exchange rate fluctuations, interest income and expenses, as well as valuation effects from changes in fair value. The category financial liabilities at amortized cost also includes gains and losses from changes in planning estimates from financial liabilities from collaborations.

5.4 Income Tax Expenses and Benefits

MorphoSys AG is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company's corporate income tax rate in the reporting year remained unchanged (15.0 %), as did the solidarity surcharge (5.5 %) and the effective trade tax rate (10.85 %), resulting in a combined effective tax rate of 26.68 %.

MorphoSys US Inc. is subject to Federal Corporate Income Tax of 21.0 % and a blended State Income Tax of combined and effective 4.11 %, resulting in a total effective income tax rate of 25.11 %.

in 000' €	2020	2019	2018
Current Tax Benefit / (Expense) (Thereof Regarding Prior Years: k€ 66; 2019: € 0; 2018: k€ 1)	(67,073)	(1)	1
Deferred Tax Benefit / (Expenses)	142,472	3,507	4,304
Total Income Tax Benefit / (Expenses)	**75,399**	**3,506**	**4,305**

The Group recorded total income tax benefits of € 75.4 million in 2020, which was mainly driven by the different accounting treatment of the collaboration and license agreement for tax purposes, since the resulting financial liability could not be recorded for tax purposes. This included current tax expenses of € 67.1 and deferred tax expenses from temporary differences of € 10.6 million. These were more than offset by deferred tax benefits from temporary differences of € 153.1 million. From the initial valuation of the convertible bond, € 12.8 million was recorded through equity and the share of deferred taxes to be recognized in profit or loss was recorded as current tax expense at € 1.3 million.

Financial Statements

Notes

176

The following table reconciles the expected income tax expense to the actual income tax expense as presented in the consolidated financial statements. The combined income tax rate of 26.675% in the 2020 financial year (2019: 26.675%; 2018: 26.675%) was applied to profit before taxes to calculate the statutory income tax expense. This rate consisted of a corporate income tax of 15.0%, a solidarity surcharge of 5.5% on the corporate tax, and an average trade tax of 10.85% applicable to the Group.

in 000' €	2020	2019	2018
Earnings Before Income Taxes	**22,492**	**(106,520)**	**(60,477)**
Expected Tax Rate	26.675%	26.675%	26.675%
Expected Income Tax	**(6,000)**	**28,414**	**16,132**
Tax Effects Resulting from:			
Premium from Capital Increase by Incyte	14,182	0	0
Share-based Payment	(1,823)	(387)	(363)
Permanent Differences	4,991	(101)	0
Non-Tax-Deductible Items	(9,718)	(151)	(126)
Differences in Profit or Loss-Neutral Adjustments	0	(310)	3,716
Non-Recognition of Deferred Tax Assets on Temporary Differences	0	0	(349)
Non-Recognition of Deferred Tax Assets on Current Year Tax Losses	0	(24,285)	(14,497)
Recognition of Deferred Tax Assets on Prior Year Temporary Differences	6,548	0	0
Effect from Utilization of Loss Carryforwards for which no Deferred Tax Assets were recognized	66,472	0	0
Tax Rate Differences to Local Tax Rates	140	(1,461)	(268)
Effect of Tax Rate Changes	0	1,789	0
Prior Year Taxes	0	0	1
Other Effects	607	(2)	59
Actual Income Tax	**75,399**	**3,506**	**4,305**
Effective Tax Rate	**335.2%**	**(3.3)%**	**(7.1)%**

As of December 31, 2020, the tax loss carryforwards in MorphoSys AG were fully utilized on the basis of the net income generated and the profit to be taken into account for tax purposes pursuant to Section 5 paragraph 2a of the German Income Tax Act. Tax loss carryforwards from previous years at MorphoSys US Inc. were capitalized as start-up losses for taxation purposes and are treated accordingly as temporary differences. The respective deferred tax asset of € 6.0 million was capitalized, because realization is likely based on the positive current planning and the implemented transferprice method. On November 16, 2020, the 100% direct investment in Lanthio Pharma B.V. and the 100% indirect investment in LantioPep B.V. were sold. As a result, the previous loss carryforwards are to be eliminated.

Deferred taxes on temporary differences are capitalized in full due to the long-term positive business development and the associated positive earnings forecasts of MorphoSys AG and MorphoSys US Inc. The forecast period is up to 2039 and in line with the accrual period of the financial liability from collaborations, and the respective analysis is based on long-term corporate planning and supports the assessment as strong evidence that the deferred tax assets will be realized.

Notes Financial Statements

177

in 000' €	Unlimited Carry Forward of Tax Losses	Limited Carry Forward of Tax Losses
Tax Losses from Prior Years	295,417	20,435
Tax Losses from Current Year	0	0
Reclassification to Temporary Differences	(27,453)	0
Expiry / Deconsolidation	(18,772)	(20,435)
Utilization of Tax Losses	(249,193)	0
Total Tax Losses as of December 31, 2020	0	0

Deferred tax assets and deferred tax liabilities consisted of the following:

in 000's €, as of December 31	Deferred Tax Asset 2020	Deferred Tax Asset 2019	Deferred Tax Liability 2020	Deferred Tax Liability 2019
Collaborations	137,778	0	5,475	0
Convertible Bonds	113	0	13,653	0
Leases	824	1	787	448
Intangible Assets	8,753	8,138	517	1,351
Inventories	1,328	0	0	0
Receivables and Other Assets	1,099	0	211	55
Property, Plant and Equipment	0	0	381	0
Other Provisions	2,581	0	2,723	9,778
Other Liabilities	0	0	980	350
Tax Losses	0	3,843	0	0
Offsetting	(19,670)	(11,982)	(19,670)	(11,982)
Total	**132,806**	**0**	**5,057**	**0**

€ 3.2 million of deferred tax assets were regarded as current and € 129.6 million as non-current (reversal or offset after more than 12 months). Deferred tax liabilities are of current nature, income tax receivables and income tax payables are both fully of current nature.

	Changes in Deferred Taxes in 2020	
in 000's €, as of December 31	Recognized in Profit or Loss Income/(Expense)	Recognized in Equity
Collaborations	132,303	0
Convertible Bonds	(806)	(12,734)
Leases	484	0
Intangible Assets	1,449	0
Inventories	1,328	0
Receivables and Other Assets	943	0
Property, Plant and Equipment	(381)	0
Other Provisions	9,636	0
Other Liabilities	(630)	0
Tax Losses	(3,843)	0
Foreign Currency Translation Differences	642	0
Total	**141,125**	**(12,734)**

As of December 31, 2020, there were no temporary differences in connection with investments in subsidiaries (as of December 31, 2019 the respective outside basis differences for which no deferred tax liability was recognized amounted to € 0.6 million).

Financial Statements

Notes

178

5.5 Earnings per Share

Earnings per share are calculated by dividing the 2020 consolidated net profit of € 97,890,576 (2019: consolidated net loss of € 103,014,058; 2018: consolidated net loss of € 56,172,121) by the weighted-average number of ordinary shares outstanding during the respective year (2020: 32,525,644; 2019: 31,611,155; 2018: 31,338,948).

The table below shows the calculation of the weighted-average number of ordinary shares.

	2020	2019
Shares Issued on January 1	**31,957,958**	**31,839,572**
Effect of Treasury Shares Held on January 1	(225,800)	(281,036)
Effect of Share Issuance	725,953	0
Effect of Transfer of Treasury Stock/Shares Issued in January	3,291	247
Effect of Transfer of Treasury Stock/Shares Issued in February	0	230
Effect of Transfer of Treasury Stock/Shares Issued in March	17,516	208
Effect of Transfer of Treasury Stock/Shares Issued in April	12,561	10,500
Effect of Transfer of Treasury Stock/Shares Issued in May	22,106	5,789
Effect of Transfer of Treasury Stock/Shares Issued in June	183	296
Effect of Transfer of Treasury Stock/Shares Issued in July	707	588
Effect of Transfer of Treasury Stock/Shares Issued in August	631	1,533
Effect of Transfer of Treasury Stock/Shares Issued in September	5,829	25,122
Effect of Transfer of Treasury Stock/Shares Issued in October	4,709	331
Effect of Transfer of Treasury Stock/Shares Issued in November	0	7,702
Effect of Transfer of Treasury Stock/Shares Issued in December	0	73
Weighted-average Number of Shares of Common Stock	**32,525,644**	**31,611,155**

Diluted earnings per share is calculated by taking into account the potential increase in the Group's ordinary shares as the result of granted stock options, restricted stock units and convertible bonds.

The following table shows the reconciliation of basic earnings per share to diluted earnings per share (in €, except for disclosures in shares).

	2020
Numerator (in €)	
Consolidated Net Profit – used in calculating Basic Earnings per Share	97,890,576
Interest in connection with Dilutive Shares	654,487
Profit used in calculating Diluted Earnings per Share	98,545,063
Denominator (in Shares)	
Weighted average Ordinary Shares Used in Calculating Basic Earnings per Share	32,525,644
Dilutive Shares	642,208
Weighted average Ordinary Shares and potential Ordinary Shares Used in Calculating Diluted Earnings per Share	33,167,852
Earnings per Share (in €)	
Basic	3.01
Diluted	2.97

In 2019 and 2018, diluted earnings per share equaled basic earnings per share. The effect of 115,684 potentially dilutive shares in 2019 and 52,930 dilutive shares in 2018 resulting from stock options granted to the Management Board and certain employees of the Company was excluded from the diluted earnings per share as it would result in a decline in the loss per share and should, therefore, not be treated as dilutive.

6 Notes to the Balance Sheet Assets

6.1 Cashand Cash Equivalents

in 000' €	12/31/2020	12/31/2019
Bank Balances and Cash in Hand	109,797	44,314
Impairment	(2)	0
Cash and Cash Equivalents	**109,795**	**44,314**

The presentation of the development of the expected twelve-month loss for cash and cash equivalents can be found in Note 2.3.1*.

*cross-reference to page 146

Notes Financial Statements 179 6.2 Financial Assets at Fair Value, with Changes Recognized in Profit or Loss and Other Financial Assets at Amortized Costs The financial assets at fair value, with changes recognized in profit or loss, are shown in the following overview. Gross Unrealized Market in 000’ Maturity Cost Gains Losses Value December 31, 2020                Money Market Funds daily 288,050 293 (405) 287,938 Total    287,938 December 31, 2019                Money Market Funds daily 20,330 125 0 20,455 Total    20,455 Realized and unrealized gains and losses on money market funds held or sold were recognized in the finance result in profit or loss. The valuation of financial assets resulted in a net loss of 6.1 million in 2020 (2019: net gain of 0.4 million; 2018: net loss of less than 0.1 million). The other financial assets at amortized cost are shown in the following overview. Unrealized Carrying Interest Gain in 000’ Maturity Cost (+) / Loss (-) Impairment amount December 31, 2020                Term Deposits, Current Portion 4 – 12 Months 649,745 380 (412) 649,713 More than Bonds 12 Months 197,827 (652) (587) 196,588 Total    846,301 December 31, 2019                Term Deposits, Current Portion 4 – 12 Months 207,846 90 (201) 207,735 More than Commercial Papers 12 Months 10,000 1 0 10,001 More than Term Deposits, Net of Current Portion 12 Months 75,000 18 (97) 74,921 Total    292,657 As of December 31, 2020, these assets mainly consisted of term deposits with fixed or variable interest rates, as well as corporate bonds with fixed interest. Interest expense from financial assets classified as “at amortized cost” amounted to 0.5 million in 2020 (2019: 0.1 million interest income; 2018: 0.1 million interest income) and was recognized in the finance result.

Financial Statements Notes 180 The risk associated with these financial instruments results primarily 6.5 Inventories from bank credit risks. The presentation of the development of the ex- Inventories amounted to 10.0 million as of December 31, 2020 (De-pected twelve-month loss and the lifetime expected credit loss for term cember 31, 2019: 0.3 million) and consisted of raw materials and deposits and corporate bonds can be found in Note 2.3.1 *. supplies ( 5.3 million) and finished goods ( 4.7 million). *cross-reference to page 146 The impairment to a net realizable value of zero on the antibody material Further information on the accounting for financial assets is provided (tafasitamab) derived from fermenter runs, which was recognized in in Note 2.8.1 *. cost of sales and research and development expenses in prior periods, *cross-reference to page 161 was reversed due to the market approval of Monjuvi. At the time of the reversal tafasitamab was allocated only under inventories. The reversal 6.3 Accounts Receivable resulted in a net gain of 13.3 million, which was fully attributable to All accounts receivable are non-interest-bearing and generally have financial year 2019. The reversal of the impairment loss was recog-payment terms of between 30 and 180 days. As of December 31, 2020, nized in cost of sales of 9.9 million and in research and development accounts receivable mainly included royalty payments not yet received expenses of 3.3 million. There were no impairment losses to be rec-and receivables from the collaboration and license agreement with ognized in 2020 and 2019. Incyte. As of December 31, 2019, accounts receivable mainly consisted of royalty payments not yet received and unbilled services associated 6.6 Income Tax Receivables, Prepaid Expenses and with the transfer of projects to customers. Other Current Assets As of December 31, 2020, income tax receivables amounted to 0.4 mil-The presentation of the development of the risk provisions in the 2020 lion (December 31, 2019: 0.1 million) and consisted of receivables and 2019 financial years for accounts receivable using the simplified from capital gain taxes withheld. impairment model can be found in Note 2.3.1 *. *cross-reference to page 146 Prepaid expenses and other current assets are shown in the following table. 6.4 Other Receivables Other receivables as of December 31, 2020, mainly consisted of receivables from creditors with debit accounts in the amount of 1.2 million in 000’ 12/31/2020 12/31/2019 (December 31, 2019: 0.3 million). As of December 31, 2019, other receivables mainly consisted of receivables from unrealized gross gains Combination Drugs 10,003 4,790 on foreign exchange forward agreements in the amount of 0.4 million. Receivables due from Tax The foreign exchange forward agreements were classified as financial Authorities from Input Tax Surplus 3,920 3,502 assets at fair value through profit or loss. Upfront Fees for External    Laboratory Services 1,210 745 As of December 31, 2020 and December 31, 2019, there were no impair- Upfront Fees for Sublicenses 777 466 ments recognized on other receivables. Other Prepayments 4,711 4,557 Total 20,621 14,060 An impairment of 0.5 million was recognized on combination drugs in 2020 (December 31, 2019: 0.7 million).

Notes

Financial Statements

181

6.7 Property, Plant and Equipment

in 000' €	Office and Laboratory Equipment	Furniture and Fixtures	Total
Cost			
January 1, 2020	**18,386**	**2,390**	**20,776**
Additions	2,662	1,672	4,334
Disposals	(1,006)	(8)	(1,014)
Exchange differences	(1)	(112)	(113)
December 31, 2020	**20,041**	**3,942**	**23,983**
Accumulated Depreciation and Impairment			
January 1, 2020	**15,654**	**469**	**16,123**
Depreciation Charge for the Year	2,101	363	2,464
Disposals	(921)	(2)	(923)
Exchange differences	0	(5)	(5)
December 31, 2020	**16,834**	**825**	**17,659**
Carrying Amount			
January 1, 2020	**2,732**	**1,921**	**4,653**
December 31, 2020	**3,207**	**3,117**	**6,324**
Cost			
January 1, 2019	**17,658**	**939**	**18,597**
Additions	1,647	1,452	3,099
Disposals	(919)	(1)	(920)
December 31, 2019	**18,386**	**2,390**	**20,776**
Accumulated Depreciation and Impairment			
January 1, 2019	**14,758**	**308**	**15,066**
Depreciation Charge for the Year	1,805	161	1,966
Impairment	10	0	10
Disposals	(919)	0	(919)
December 31, 2019	**15,654**	**469**	**16,123**
Carrying Amount			
January 1, 2019	**2,900**	**631**	**3,531**
December 31, 2019	**2,732**	**1,921**	**4,653**

No borrowing costs were capitalized during the reporting period, and there were neither restrictions on the retention of title nor property, plant and equipment pledged as security for liabilities. There were no material contractual commitments for the purchase of property, plant and equipment as of the reporting date.

The disposals in the 2020 financial year included € 0.4 million in acquisition costs and € 0.3 million in accumulated depreciation and impairment from the sales of the Lanthio entities.

Depreciation is contained in the following line items of profit or loss.

in 000' €	2020	2019	2018
Research and Development	1,663	1,478	1,398
Research and Development (Impairment)	0	10	0
Selling	132	92	87
General and Administrative	692	396	327
Total	**2,487**	**1,976**	**1,812**

Financial Statements
Notes
182

6.8 Leases

The development of the right-of-use assets and lease liabilities is shown below.

in 000' €	Right-of-Use Assets Building	Cars	Technical Equipment	Total	Lease Liabilities
Balance as of January 1, 2019	42,094	244	168	42,506	40,783
Additions	3,009	138	312	3,459	4,122
Depreciation of Right-of-Use Assets	(2,517)	(144)	(144)	(2,805)	0
Interest Expenses on Lease Liabilities	0	0	0	0	932
Lease Payments	0	0	0	0	(3,280)
Stand am 31. Dezember 2019	**42,586**	**238**	**336**	**43,160**	**42,557**
Balance as of January 1, 2020	42,586	238	336	43,160	42,557
Additions	4,660	196	12	4,868	5,286
Depreciation of Right-of-Use Assets	(3,218)	(162)	(152)	(3,532)	0
Interest Expenses on Lease Liabilities	0	0	0	0	1,173
Lease Payments	0	0	0	0	(3,918)
Disposals	(78)	0	0	(78)	(79)
Balance as of December 31, 2020	**43,950**	**272**	**196**	**44,418**	**45,019**

Lease agreements had the following effects on the statement of profit or loss.

in 000' €	2020	2019
Depreciation of Right-of-Use Assets	(3,586)	(2,805)
Interest Expenses on Lease Liabilities	(1,173)	(932)
Expenses for Short Term Leases	0	0
Expenses for Leases of Low Value Assets and Short-Term Leases	(81)	(41)
Total	**(4,840)**	**(3,778)**

Depreciation of right-of-use assets is contained in the following line items of profit or loss.

in 000' €	2020	2019
Cost of Sales	98	100
Research and Development	1,991	1,985
Selling	145	123
General and Administrative	1,352	597
Total	**3,586**	**2,805**

The maturity analysis of the lease liabilities as of December 31, 2020 is as follows.

December 31, 2020; in 000' € Contractual Maturities of Financial Liabilities	Up to One Year	Between One and Five Years	More than Five Years	Total Contractual Cash Flows	Carrying Amount Liabilities
Lease Liabilities	4,150	16,025	32,913	53,088	45,019

Notes

Financial Statements

183

The rental conditions for leases are negotiated individually and include different terms. Leases are generally concluded for fixed periods but may include extension options. Such contractual conditions offer the Group the greatest possible operational flexibility. In determining the term of the lease, all facts and circumstances are taken into account that provide an economic incentive to exercise extension options. If extension options are exercised with sufficient certainty, they are taken into account when determining the term of the contract. The leases contain fixed and variable lease payments linked to an index.

The Group entered into an additional lease for office space in Boston in January 2020. The minimum lease term of six and a half years results in a contractually agreed cash outflow of US$ 5.6 million (€ 5.0 million).

6.9 Intangible Assets

in 000' €	Patents	Licenses	Licenses for Marketed Products	In-process R&D Programs	Software	Goodwill	Total
Cost							
January 1, 2020	**18,034**	**23,896**	**0**	**52,159**	**5,758**	**11,041**	**110,888**
Additions	290	12,000	0	32,501	90	0	44,881
Disposals	(110)	(500)	0	(28,211)	(1)	(3,689)	(32,511)
Reclassification	0	0	56,449	(56,449)	0	0	0
December 31, 2020	**18,214**	**35,396**	**56,449**	**0**	**5,847**	**7,352**	**123,258**
Accumulated Amortization and Impairment							
January 1, 2020	**15,053**	**21,546**	**0**	**16,475**	**5,651**	**7,365**	**66,090**
Amortization Charge for the Year	990	206	963	0	81	0	2,240
Impairment	233	2,000	0	11,736	0	2,057	16,026
Disposals	0	(192)	0	(28,211)	(1)	(3,689)	(32,093)
Reclassification	0	0	0	0	0	0	0
December 31, 2020	**16,276**	**23,560**	**963**	**0**	**5,731**	**5,733**	**52,263**
Carrying Amount							
January 1, 2020	**2,981**	**2,350**	**0**	**35,684**	**107**	**3,676**	**44,798**
December 31, 2020	**1,938**	**11,836**	**55,486**	**0**	**116**	**1,619**	**70,995**
Cost							
January 1, 2019	**17,585**	**23,896**	**0**	**52,159**	**5,644**	**11,041**	**110,325**
Additions	449	0	0	0	114	0	563
December 31, 2019	**18,034**	**23,896**	**0**	**52,159**	**5,758**	**11,041**	**110,888**
Accumulated Amortization and Impairment							
January 1, 2019	**13,646**	**21,369**	**0**	**15,140**	**5,440**	**7,365**	**62,960**
Amortization Charge for the Year	1,209	72	0	0	211	0	1,492
Impairment	198	105	0	1,335	0	0	1,638
December 31, 2019	**15,053**	**21,546**	**0**	**16,475**	**5,651**	**7,365**	**66,090**
Carrying Amount							
January 1, 2019	**3,939**	**2,527**	**0**	**37,019**	**204**	**3,676**	**47,365**
December 31, 2019	**2,981**	**2,350**	**0**	**35,684**	**107**	**3,676**	**44,798**

Financial Statements Notes

184

As of December 31, 2020, Goodwill was subject to an impairment test. This test indicated a need for impairment.

There were no material contractual commitments for the purchase of intangible assets as of the reporting date.

The disposals in the 2020 financial year included € 32.5 million in acquisition costs and € 32.1 million in accumulated amortization and impairment from the deconsolidation of the Lanthio entities. This included costs and accumulated amortization and impairment for in-process R&D programs in the amount of € 28.2 million and for goodwill in the amount of € 3.7 million.

Amortization was included in the following line items of profit or loss.

in 000' €	2020	2019	2018
Cost of Sales	963	0	0
Research and Development	1,258	1,444	1,822
Research and Development (Impairment)	16,026	1,639	19,189
Selling	5	11	25
General and Administrative	17	37	91
Total	18,269	3,131	21,127

Licenses for Marketed Products

Due to the market launch of Monjuvi, the amount reported for this purpose under the line item "In-process R&D programs" was reclassified to the line item "Licenses for marketed products".

Tafasitamab

Until market approval on July 31, 2020, the compound tafasitamab was measured as an intangible asset with an indefinite useful life (no foreseeable limit to the period in which the compound is expected to generate cash flows) and subjected to an impairment test. Due to the market approval of Monjuvi, the compound is from now on classified as an intangible asset with a finite useful life and amortized as of that date. The Group amortizes the intangible asset on a straight-line basis over the estimated useful life of the acquired license until 2044 and recognizes the amortization in cost of sales. The duration and method of amortization are reviewed at the end of each financial year. In the event of triggering events, the asset is tested for impairment, if any. As of December 31, 2020, no indications of impairment were identified.

In-Process R&D Programs

Until the market approval of Monjuvi, this balance sheet item included capitalized payments from in-licensing as well as milestone payments made for this compound at later dates. In 2020, further milestone payments of € 32.5 million were capitalized for a total amount of € 56.4 million. Due to the market approval, this amount was reclassified to the balance sheet item "Licenses for marketed products."

Lanthio Group

As of June 30, 2020, an intangible asset (MOR107) from the acquisition of the Lanthio group that is not yet ready for use was subject to an event-driven impairment test. As the program is not expected to be advanced towards clinical development, a full impairment loss of € 11.7 million was recognized

Effective November 16, 2020, the 100% direct interest in Lanthio Pharma B.V. (Groningen, the Netherlands) and the 100% indirect interest via Lanthio Pharma B.V. in LanthioPep B.V. (Groningen, the Netherlands) were divested.

Goodwill

The annual goodwill impairment test was performed on September 30, 2020.

Slonomics Technology

As of September 30, 2020, goodwill of € 3.7 million from the 2010 acquisition of Sloning BioTechnology GmbH was subject to an impairment test. The recoverable amount of the cash-generating unit Slonomics technology, which is part of the Partnered Discovery segment, was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use was lower than the carrying amount of the cash-generating unit, and a € 2.1 million impairment was recognized as a result. The cash flow forecasts took into account future free cash flows from the contribution of the Slonomics technology to partnered programs. The cash flow forecasts are based on a period of ten years because the Management Board believes that commercialization through licensing agreements, milestone payments, and royalties is only feasible by means of medium- to long-term contracts. For this reason, a planning horizon of ten years is considered appropriate for the value-in-use calculation. The lower year-on-year cash flow forecasts are predominantly based on the assumption that the advantage of incorporating the Slonomics technology into partnered programs can no longer be extended for more advanced partnered programs. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated ten-year cash flow forecast, the value-in-use was determined as follows: A beta factor of 0.9 (2019: 1.2), WACC before taxes of 8.5% (2019: 9.4%) and a perpetual growth rate of 1% (2019: 1%). A detailed sensitivity analysis was performed for the growth rate and the discount rate for calculating value-in-use. The sensitivity analysis took into account the change in one assumption, with the remaining assumptions remaining unchanged from the original calculation. A change in the pre-tax WACC of +/-1.0% would cause a € 0.2 million lower or € 0.3 million higher impairment of goodwill. A sensitivity analysis for changes in the cash flows has not been performed since the cash flows have already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. This analysis did not reveal any additional need for impairment. The values ascribed to the assumptions correspond to the Management Board's forecasts for future development and are based on internal planning scenarios as well as external sources of information

No indication of further impairment was identified as of December 31, 2020.

Notes

Financial Statements

185

6.10 Investments at fair Value, with Changes Recognized in Other Comprehensive Income

This item concerns an investment in adivo GmbH, Martinsried, Germany.

MorphoSys has held an investment in adivo GmbH since July 2019. As of December 31, 2020, the fair value of the investment in adivo GmbH was measured at € 0 (December 31, 2019: € 0.4 million). The decrease of € 0.4 million was recognized directly in equity.

	Currency	Stake in %	Equity in Domestic Currency (in €)	Loss for the Year in Domestic Currency (in €)
adivo GmbH, Martinsried, Germany	€	17.2	(346,691)	(467,272)

No observable market data is available for the determination of the fair value of the investment in adivo GmbH. This corresponds to hierarchy level 3 for the fair value. The change in the investment in adivo GmbH is shown below.

in 000' €	2020	2019
Opening Balance	387	232
Additions	0	0
Disposals	0	0
Through Other Comprehensive Income	(387)	155
Through Profit or Loss	0	0
Closing Balance	0	387

MorphoSys has held an investment in Vivoryon Therapeutics AG since July 2019. During the 2020 financial year, all shares in this investment were sold in several steps for strategic reasons. The gain on the disposal amounted to € 0.3 million and was recognized in equity. This corresponds to a fair value before sale of € 15.3 million. As of December 31, 2019, the fair value of the investment was measured at € 13.7 million.

In the 2020 and 2019 financial years, no dividends from the investments were recognized in profit or loss, and there were no reclassifications of gains or losses made within equity.

6.11 Deferred Tax Assets

The Group recognized deferred tax assets of € 132.8 million in the 2020 financial year that were mainly related to the collaboration and license agreement with Incyte because the financial liability resulting from this collaboration cannot be recognized in the tax accounts. As of December 31, 2019, no deferred tax assets had to be recognized due to the Company's history of losses.

6.12 Prepaid Expenses and other Assets, Net of Current Portion

This balance sheet item includes the non-current portion of prepaid expenses and other assets.

The Group has classified certain items within other assets as "restricted cash" that is not available for operational purposes (see Note 2.8.1*). As of December 31, 2020, the Group had non-current restricted cash of € 1.2 million for rental deposits issued (December 31, 2019: € 0.8 million). As of December 31, 2020, € 0.2 million were deposited as collateral by MorphoSys US Inc. (December 31, 2019: € 0.2 million).
*cross-reference to page 161

This line item consisted of the following:

in 000' €	12/31/2020	12/31/2019
Prepaid Expenses, Net of Current Portion	183	134
Other Current Assets	1,384	1,002
Total	1,567	1,136

Financial Statements

Notes

186

7 Notes to the Balance Sheet Equity and Liabilities

7.1 Accounts Payable and Accruals

Accounts payable and licenses payable were non-interest-bearing and, under normal circumstances, have payment terms of no more than 30 days.

Accounts payable and accruals are listed in the following table:

in 000' €	12/31/2020	12/31/2019
Trade Accounts Payable	47,559	10,655
Licenses Payable	259	357
Accruals	79,200	44,971
Other Liabilities	1,536	1,059
Total	128,554	57,042

Accruals are shown in the following overview:

in 000' €	12/31/2020	12/31/2019
Accruals for External Laboratory Services	43,500	24,383
Accrued Personnel Expenses from Payments to Employees and Management	17,320	13,975
Accruals for Outstanding Invoices	15,236	5,639
Accruals for Revenue Deductions from Product Sales	943	0
Accruals for Legal Fees	472	272
Accruals for Audit Fees and other related Costs	683	663
Accruals for License Payments	1,046	39
Total	79,200	44,971

At the Company's Annual General Meeting in May 2020, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.

In the 2020 financial year, PwC GmbH received total fees from MorphoSys of € 1,632,883, including fees for audit services of € 1,561,233, fees of € 70,000 for other assurance services in connection with the non-financial group report and fees of € 1,650 for other services. PwC GmbH did not provide tax advisory services in 2020.

7.2 Tax Liabilities and other Provisions

As of December 31, 2020, the Group recorded tax liabilities and other provisions of € 67.5 million (2019: € 0.4 million).

Tax liabilities included primarily expenses for income taxes. Other provisions included mainly expenses for share-based payments when these are settled by other assets equivalent to the value of a certain number of shares or stock options ("cash settlement"), as well as personnel recruitment measures.

Notes

Financial Statements

187

The table below shows the development of tax liabilities and current and non-current other provisions in the 2020 financial year.

in 000' €	01/01/2020	Additions	Utilized	Released	12/31/2020
Tax Liabilities	95	65,633	0	0	65,728
Other Provisions	346	1,505	323	0	1,528
Total	441	67,138	323	0	67,256

7.3 Contract Liabilities

Contract liabilities related to transaction prices paid by customers that were allocated to unfulfilled performance obligations as of December 31, 2020. It is expected that the realization of current contract liabilities will be in the 2021 financial year and non-current contract liabilities mainly in the 2022 financial year. The changes in this item are shown in the table below.

in 000' €	2020	2019
Opening Balance	1,686	952
Prepayments Received in the Financial Year	13,430	6,070
Revenues Recognized in the Reporting Period that was included in the Contract Liability at the Beginning of the Period	(1,571)	(794)
Revenues Recognized for Received Prepayments and Services Performed in the Financial Year	(10,929)	(4,542)
Closing Balance	2,616	1,686
thereof short-term	2,544	1,571
thereof long-term	72	115

7.4 Deferred Tax Liabilities

The Group recognized deferred tax liabilities of € 14.1 million in the 2020 financial year in connection with the issuance of convertible bonds. As of December 31, 2020, deferred tax liabilities of € 5.1 million were recognized after offsetting.

There are no uncertain tax positions requiring disclosure under IFRIC 23.

7.5 Convertible Bonds

By resolution of the Annual General Meeting on June 2, 2016, Conditional Capital 2016-I of up to € 500.0 million has been created until April 2021, authorizing the issuance of a total of 5,307,536 new no-par-value bearer shares.

Making partial use of the conditional capital, MorphoSys AG placed non-subordinated, unsecured convertible bonds on October 16, 2020 for a nominal amount of € 325.0 million, equal to 3,250 bonds with a nominal amount of € 100,000 each, and maturing on October 16, 2025. The convertible bonds are initially convertible into approximately 2,475,436 new or existing bearer ordinary shares MorphoSys.

The convertible bonds were issued at 100% of their nominal amount and carry a coupon of 0.625% p.a. payable semi-annually. The conversion price is € 131.29, corresponding to a conversion premium of 40% to the reference price of € 93.7766 (volume-weighted average price of the share on XETRA between issue and pricing). The convertible bonds are traded on the Open Market Segment (Freiverkehr) of the Frankfurt Stock Exchange.

The convertible bonds are convertible between November 26, 2020 and the fortieth trading day prior to maturity. As of the maturity date, MorphoSys has the right to either pay the full amount in cash or to settle a certain amount through the delivery of shares.

MorphoSys is entitled to redeem the convertible bonds at any time the market price of MorphoSys shares reaches at least 130% of the then applicable conversion price over a period of twenty trading days or when only 20% or less of the original total nominal amount of the convertible bond is still outstanding. Repayment is then made in the amount of the nominal value plus accrued interest.

The holders of the convertible bonds have a conditional call right should an investor directly or indirectly acquire at least 30% of the voting rights in MorphoSys (representing a change of control). In the event of such a change of control, each convertible bondholder has the right to call the bonds that have not yet been converted or redeemed. Repayment is then made in the amount of the nominal value plus accrued interest.

MorphoSys raised gross proceeds of € 325.0 million through the issuance of the convertible bonds. Issuance costs of € 5.1 million were incurred in the transaction. The net issue proceeds are to be used for general corporate activities, including proprietary development, in-licensing and/or M&A transactions.

The conversion right securitized in the convertible bond represents an equity instrument and was recognized in equity for an amount of € 49.2 million net of issuance costs attributable to the equity component. The equity component is not adjusted over time, and the liability component is classified as a financial liability at amortized cost. As of the date of initial recognition, the liability component amounted to € 270.7 million after the deduction of issuance costs. The difference between this amount and the nominal value of € 325.0 million is recognized as an interest expense over the term of the financial liability using the effective interest method.

The early termination rights from MorphoSys (issuer call and clean-up call) and the put option of the convertible bondholders in the case of change of control all represent embedded derivatives that, however, have not been separated in accordance with IFRS 9, as they are considered to be closely related to the base contract. Accordingly, these components are included in the financial liability.

Financial Statements

Notes

188

7.6 Stockholders' Equity

7.6.1 Common Stock

As of December 31, 2020, the Company's common stock, including treasury shares, amounted to € 32,890,046 and 32,890,046 shares, representing an increase of € 932,088 and 932,088 shares compared to € 31,957,958 and 31,957,958 shares as of December 31, 2019. Each share of common stock grants one vote. The common stock increased due to Incyte's purchase of 3,692,764 ADSs, or 907,441 shares, created from a capital increase from Authorized Capital 2017-I, as well as from the exercise of 24,647 convertible bonds granted to employees amounting to € 24,647, or 24,647 shares. The weighted-average exercise price of the exercised convertible bonds amounted to € 31.88.

7.6.2 Authorized Capital

In comparison to December 31, 2019, the number of authorized ordinary shares increased from 14,843,488 to 15,214,050. The number was reduced by the capital increase of € 907,441 from the Authorized Capital 2017-I carried out in April 2020 under the collaboration and license agreement with Incyte. At the Annual General Meeting on May 27, 2020, Authorized Capital 2020-I in the amount of € 3,286,539 was newly created, and the remaining Authorized Capital 2017-I in the amount of € 2,008,536 was canceled. Under Authorized Capital 2020-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company's share capital on one or more occasions on or before the end of May 26, 2025 against cash contributions by a total of up to € 3,286,539 by issuing up to 3,286,539 new no-par-value bearer shares.

Pursuant to the Company's articles of association, the shareholders may authorize the Management Board to increase the share capital with the consent of the Supervisory Board within a period of five years by issuing shares for a specific total amount referred to as authorized capital (Genehmigtes Kapital), which is a concept under German law that enables the company to issue shares without going through the process of obtaining an additional shareholders' resolution. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed half of the share capital existing at the time of registration of the authorized capital in the commercial register.

7.6.3 Conditional Capital

In comparison to December 31, 2019, the number of ordinary shares of conditional capital increased from 6,340,760 to 7,630,728. At the Annual General Meeting on May 27, 2020, Conditional Capital 2020-I in the amount of € 1,314,615 was newly created. The exercise of 24,647 conversion rights in 2020 had an offsetting effect. The reduction from the exercise of the 24,647 conversion rights was entered into the commercial register in February 2021.

Although shareholders may resolve to amend or create conditional capital (Bedingtes Kapital), they may do so only to issue conversion or subscription rights to holders of convertible bonds in preparation for a merger with another company or to issue subscription rights to employees and members of the Management Board of the Company or of an affiliated company by way of consent or authorizing resolution. According to German law, the aggregate nominal amount of the conditional capital created at the shareholders' meeting may not exceed half of the share capital existing at the time of the shareholders' meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our Company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders' meeting adopting such resolution.

7.6.4 Treasury Stock

In the years 2020 and 2019, the Group did not repurchase any of its own shares. The composition and development of this line item are listed in the table below.

	Number of Shares	Value
As of 12/31/2010	79,896	9,774
Purchase in 2011	84,019	1,747,067
As of 12/31/2011	163,915	1,756,841
Purchase in 2012	91,500	1,837,552
As of 12/31/2012	255,415	3,594,393
Purchase in 2013	84,475	2,823,625
As of 12/31/2013	339,890	6,418,018
Purchase in 2014	111,000	7,833,944
As of 12/31/2014	450,890	14,251,962
Purchase in 2015	88,670	5,392,931
Transfer in 2015	(104,890)	(3,816,947)
As of 12/31/2015	434,670	15,827,946
Purchase in 2016	52,295	2,181,963
Transfer in 2016	(90,955)	(3,361,697)
As of 12/31/2016	396,010	14,648,212
Transfer in 2017	(76,332)	(2,821,231)
As of 12/31/2017	319,678	11,826,981
Transfer in 2018	(38,642)	(1,428,208)
As of 12/31/2018	281,036	10,398,773
Transfer in 2019	(55,236)	(2,041,523)
As of 12/31/2019	225,800	8,357,250
Transfer in 2020	(94,386)	(3,488,506)
As of 12/31/2020	131,414	4,868,744

On December 31, 2020, the Company held 131,414 treasury shares with a value of € 4,868,744 – a decrease of € 3,488,506 compared to December 31, 2019 (225,800 shares, € 8,357,250). The reason for this decrease was the transfer of 91,037 treasury shares amounting to € 3,364,727 to the Management Board and selected employees of the Company (beneficiaries) from the 2016 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2020 and offered beneficiaries a six-month period until October 20, 2020 to receive a total of 91,037 shares. In addition, 3,349 treasury shares for an amount of € 123,779 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.

Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2020, was 131,414 (December 31, 2019: 225,800). The repurchased shares may be used for all of the purposes named in the authorization granted by the Annual General Meeting on May 23, 2014, particularly for existing and future employee stock option programs and/or to finance acquisitions. The shares may also be redeemed.

7.6.5 Additional Paid-In Capital

As of December 31, 2020, the capital reserve amounted to € 748,978,506 (December 31, 2019: € 628,176,568). The increase by a total of € 120,801,938 resulted mainly from the capital increase with Incyte in the amount of € 79,590,657 after deducting transaction costs of € 100,370 and from the convertible bond option of € 49,994,274 classified as equity and deducting deferred taxes directly recognized in equity of € 12,733,806 as well as transaction costs of € 777,418. Furthermore, the additional paid-in capital increased due to the addition of

Notes

Financial Statements

189

personnel expenses from share-based payments in the amount of € 7,455,761 and the exercise of convertible bonds in the amount of € 760,976. This was offset by the decrease from reclassifications of treasury shares in connection with the allocation of shares from the MorphoSys AG 2016 Performance Share Plan in the amount of € 3,364,727 and from the MorphoSys US Inc. 2019 LTI Plan in the amount of € 123,779.

7.6.6 Other Comprehensive Income Reserve

On December 31, 2020, this reserve included changes in the fair value of equity instruments of € 1,260,132 (December 31, 2019: € 1,160,160) recognized directly in equity, as well as currency translation differences from consolidation of € 2,247,005 (December 31, 2019: of € 75,332). The currency translation differences from consolidation included exchange rate differences from the revaluation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.

7.6.7 Accumulated Deficit

The consolidated net profit for the year of € 97,890,576 is reported under "accumulated deficit." As a result, the accumulated deficit decreased from € 255,779,786 in 2019 to € 157,889,210 in 2020.

8 Remuneration System for the Management Board and Employees of the Group

A change in the organizational structure of MorphoSys took effect as of July 1, 2020. This change had an impact on the definition of related parties who hold a key position in MorphoSys AG as the parent company of the Group. In addition to the members of the Management Board and the Supervisory Board, all persons on the management level below who have direct or indirect authority and responsibility for planning, directing, or supervising the activities of the Company are also considered to be key management personnel. From the Group's perspective, key management personnel are those persons who direct and control a significant part of the Group's activities. Starting in 2020, in addition to the Management Board and the Supervisory Board, the other members of the Executive Committee that was newly formed in 2020 are considered key management personnel from the perspective of MorphoSys AG and are therefore relevant for the disclosures. Prior-year figures do not need to be adjusted and are therefore not comparable to the figures for 2020.

8.1 Stock Option Plans

8.1.1 2017 Stock Option Plan

On April 1, 2017, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2017, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25 % within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100 % fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program's performance criteria can be met annually up to a maximum of 200 %. If the share price development falls short of the program's performance parameters, the target achievement for that year is 0 %.

The exercise price, derived from the average market price of the Company's shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 55.52.

MorphoSys reserves the right to settle the exercise of stock options through newly created shares from Conditional Capital 2016-III, the issuance of treasury shares, or in cash. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2024.

In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

In 2020, personnel expenses from stock options under the Group's 2017 SOP amounted to € 62,780 based on the fair value on the grant date (2019: € 252,393; 2018: € 436,154).

8.1.2 2018 Stock Option Plan

On April 1, 2018, MorphoSys established a stock option plan (SOP) for the Management Board and selected Company employees (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2018, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25 % within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100 % fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program's performance criteria can be met annually up to a maximum of 200 %. If the share price development falls short of the program's performance parameters, the target achievement for that year is 0 %.

The exercise price, derived from the average market price of the Company's shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 81.04.

MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III or by issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2025.

Financial Statements Notes
190

In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

In 2020, personnel expenses from stock options under the Group's 2018 SOP amounted to € 251,855 based on the fair value on the grant date (2019: € 704,954; 2018: € 925,635).

8.1.3 2019 Stock Option Plan

On April 1, 2019, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2019, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program's performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program's performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company's shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 87.86.

MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2026.

In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

On October 1, 2019, MorphoSys established a further stock option plan (SOP plan) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2019 program, and the exercise price was € 106.16.

In 2020, personnel expenses from stock options under the Group's 2019 SOP amounted to € 1,570,241 based on the fair value on the grant date (2019: € 1,718,087).

8.1.4 2020 Stock Option Plan

On April 1, 2020, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 21, 2020, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program's performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program's performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company's shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 93.66.

Notes
Financial Statements
191

MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2027.

In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

As of April 1, 2020, a total of 108,215 stock options had been granted to beneficiaries, of which 36,412 had been granted to the Management Board (further details can be found in the "Stock Options" table in Note 8.8* "Related Parties"), 10,466 to the further members of the Executive Committee and 61,337 to selected Company employees who do not belong to the Executive Committee. For the calculation of personnel expenses resulting from share-based payment under the 2020 Stock Option Plan, the assumption is that ten beneficiaries would leave the Company during the four-year period.
*cross-reference to page 199

In 2020, personnel expenses from stock options under the Group's 2020 SOP amounted to € 1,990,326 based on the fair value on the grant date.

The table below shows the development of the stock options plans in the financial year 2020.

	April 2017 Stock Option Plan	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan
Outstanding on January 1, 2020	**72,759**	**65,335**	**76,021**	**57,078**	**0**
Granted	0	0	0	0	108,215
Exercised	0	0	0	0	0
Forfeited	(109)	(1,080)	(2,838)	0	(1,173)
Expired	0	0	0	0	0
Outstanding on December 31, 2020	**72,650**	**64,255**	**73,183**	**57,078**	**107,042**
Weighted-average Price (€)	55.52	81.04	87.86	106.16	93.66

Financial Statements

Notes

192

The fair value of the stock options from the 2017, 2018, 2019 and 2020 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and fair value of each program are listed in the table below.

	April 2017 Stock Option Plan	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan
Share Price on Grant Date in €	55.07	81.05	85.00	98.10	94.90
Exercise Price in €	55.52	81.04	87.86	106.16	93.66
Expected Volatility of the MorphoSys share in %	37.49	35.95	37.76	38.02	39.86
Expected Volatility of the Nasdaq Biotech Index in %	25.07	25.10	18.61	18.17	25.32
Expected Volatility of the TecDAX Index in %	16.94	17.73	26.46	24.82	20.48
Performance Term of Program in Years	4.0	4.0	4.0	4.0	4.0
Dividend Yield in %	n/a	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	between 0.03 and 0.23	between 0.02 and 0.15	between 0.02 and 0.13	between 0.0 and 0.02	between (0.55) and (0.83)
Fair Value on Grant Date in €	**21.41**	**30.43**	**31.81**	**35.04**	**38.20**

8.2 2013 Convertible Bond Program

On April 1, 2013, MorphoSys AG granted the Management Board and certain employees of the Group (beneficiaries) convertible bonds with a total nominal value of € 225,000, divided into 449,999 no-par-value bearer bonds with equal rights from "Conditional Capital 2008-III". The beneficiaries received the right to convert the bonds into Company shares. Each convertible bond can be exchanged for one of the Company's no-par-value bearer shares equal to the proportional amount of common stock, which is € 1. Exercise of the convertible bonds was subject to several conditions, such as the achievement of performance targets, the expiration of vesting periods, the exercisability of the conversion rights, the existence of an employment or service contract that is not under notice and the commencement of the exercise period.

The conversion price amounted to € 31.88 and was derived from the Company's share price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds. The exercise of the conversion rights is admissible since, on at least one trading day during the lifetime of the convertible bonds, the share price of the Company has risen to more than 120% of the price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds.

The table below shows the development of the convertible bond programs in the financial year 2020.

	Convertible Bonds
Outstanding on January 1, 2020	**24,647**
Granted	0
Exercised	(24,647)
Forfeited	0
Expired	0
Outstanding on December 31, 2020	**0**

In the period from the grant date until March 31, 2020, one beneficiary had left MorphoSys, resulting in the forfeiture of 13,414 convertible bonds. Prior to March 31, 2020, all remaining convertible bonds had been exercised.

8.3 Long-Term Incentive Programs

8.3.1 2015 Long-Term Incentive Plan

On April 1, 2015, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2019. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria are based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 100% for one year, 94% for one year and 200% each for two years. In addition, the Supervisory Board set a "company factor" as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 52,328 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period during the period ending December 31, 2019. In August 2019, the original six-month transfer period for the performance shares was extended from October 14, 2019 to December 31, 2019 and had no impact on the fair value of the performance shares or the period over which the compensation expense was recognized. The Management Board received 19,815 performance shares, and the Senior Management Group received 18,798 performance shares. A total of 13,715 performance shares were granted to former members of the Management Board and the Senior Management Group who have since left the Company.

Notes

Financial Statements

193

In 2020, personnel expenses resulting from performance shares under the Group's 2015 LTI Plan amounted to € 0 based on the fair value on the grant date (2019: € 6,714; 2018: € 109,511).

8.3.2 2016 Long-Term Incentive Plan

On April 1, 2016, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2020. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 94 % for one year and 200 % each for three years. In addition, the Supervisory Board set a "company factor" as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 91,037 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending October 20, 2020. The Management Board received 13,677 performance shares (for further information, see the tables entitled "Shares" and "Performance Shares" in Note 8.8* "Related Parties"), and the members of the Executive Committee received 8,754 performance shares. A total of 68,606 performance shares were granted to current and former employees of the Company.

*cross-reference to page 199

In 2020, personnel expenses resulting from performance shares under the Group's 2016 LTI Plan amounted to € 4,921 based on the fair value on the grant date (2019: € 141,473; 2018: € 330,727).

8.3.3 2017 Long-Term Incentive Plan

On April 1, 2017, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2017, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25 % of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300 % and up to 200 % for the entire four-year period. If the specified performance criteria are met by less than 0 % in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the Company's general development. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period.

At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the fair value of the performance shares on the grant date.

In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

In 2020, personnel expenses resulting from performance shares under the Group's 2017 LTI Plan amounted to € 80,383 based on the fair value on the grant date (2019: € 323,165; 2018: € 558,446).

8.3.4 2018 Long-Term Incentive Plan

On April 1, 2018, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2018, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100 % met, 25 % of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300 % and up to 200 % for the entire four-year period. If the specified performance criteria are met by less than 0 % in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period.

Financial Statements Notes

194

At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date.

In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to performance shares on a pro rata basis. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

In 2020, personnel expenses resulting from performance shares under the Group's 2018 LTI Plan amounted to € 257,494 based on the fair value on the grant date (2019: € 720,764; 2018: € 946,346).

8.3.5 2019 Long-Term Incentive Plan

On April 1, 2019, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date.

In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to performance shares on a pro rata basis. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

In 2020, personnel expenses resulting from performance shares under the Group's 2019 LTI Plan amounted to € 682,162 based on the fair value on the grant date (2019: € 1,294,974).

Notes
Financial Statements
195

The table below shows the development of the LTI plans in the financial year 2020.

	April 2016 Long-Term Incentive Program	April 2017 Long-Term Incentive Program	April 2018 Long-Term Incentive Program	April 2019 Long-Term Incentive Program
Outstanding on January 1, 2020	**56,002**	**29,838**	**19,654**	**22,626**
Granted	0	0	0	0
Adjustment due to Performance Criteria	35,035	0	0	0
Exercised	(91,037)	0	0	0
Forfeited	0	0	(283)	(843)
Expired	0	0	0	0
Outstanding on December 31, 2020	**0**	**29,838**	**19,371**	**21,783**
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a

The fair value of the performance shares from the Long-Term Incentive Plans from 2017 through 2019 has been determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and the fair value of each program are listed in the table below.

	April 2017 Long-Term Incentive Program	April 2018 Long-Term Incentive Program	April 2019 Long-Term Incentive Program
Share Price on Grant Date in €	55.07	81.05	85.00
Exercise Price in €	n/a	n/a	n/a
Expected Volatility of the MorphoSys share in %	37.49	35.95	37.76
Expected Volatility of the Nasdaq Biotech Index in %	25.07	25.10	18.61
Expected Volatility of the TecDAX Index in %	16.94	17.73	26.46
Performance Term of Program in Years	4.0	4.0	4.0
Dividend Yield in %	n/a	n/a	n/a
Risk-free Interest Rate in %	between 0.03 and 0.23	between 0.02 and 0.15	between 0.02 and 0.13
Fair Value on Grant Date in €	**70.52**	**103.58**	**106.85**

Financial Statements

Notes

196

8.3.6 2020 Performance Share Unit Program

On April 1, 2020, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 21, 2020; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units vested per year is calculated on the basis of the performance criteria of the absolute and relative development of the MorphoSys share price compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.

MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG's own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment.

In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation.

If an accumulated period of absence of more than 12 months occurs during the four-year vesting period/performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period.

As of April 1, 2020, a total of 27,795 performance share units were granted to beneficiaries, consisting of 9,363 performance share units to the Management Board, 2,688 performance share units to other members of the Executive Committee and 15,744 performance share units to certain employees of the Company who are not members of the Executive Committee. For the calculation of the personnel expenses from share-based compensation, it was assumed for the PSU program 2020 that ten beneficiaries would leave the Company during the four-year period.

On June 1, 2020, MorphoSys established another performance share unit program (PSU program) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2020 program, and a total of 8,361 performance share units were granted.

In 2020, personnel expenses under the Group's 2020 performance share unit program amounted to € 1,166,194.

The table below shows the development of the performance share unit programs in the financial year 2020.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program
Outstanding on January 1, 2020	**0**	**0**
Granted	27,795	8,361
Exercised	0	0
Forfeited	(301)	0
Expired	0	0
Outstanding on December 31, 2020	**27,494**	**8,361**
Weighted-average Price (€)	n/a	n/a

The fair values of the performance share units of the 2020 PSU programs are determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the last four years. Furthermore, the calculation of fair values equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and the fair value of each program are listed in the table below.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program
Share Price in € on December 31, 2020	93.82	93.82
Exercise Price in €	n/a	n/a
Expected Volatility of the MorphoSys share in %	40.24	39.83
Expected Volatility of the Nasdaq Biotech Index in %	25.73	25.52
Expected Volatility of the TecDAX Index in %	23.32	22.88
Remaining Performance Term of Program in Years	3.25	3.42
Dividend Yield in %	n/a	n/a
Risk-free Interest Rate in %	between (0.68) and (0.91)	between (0.71) and (0.84)
Fair Value on December 31, 2020, in €	**68.46**	**68.23**

Notes
Financial Statements
197

8.4 Morphosys US Inc. – Share Plan

On September 10, 2018, MorphoSys established a share plan for one employee of MorphoSys US Inc. This program was considered a share-based payment program with settlement in equity instruments (treasury shares of MorphoSys AG). The grant date was September 25, 2018. The fair value at the grant date was € 91.90 per share and the vesting period was one year. The total number of shares granted was calculated by dividing the total plan value of US$ 370,000 by the average XETRA share price on the Frankfurt Stock Exchange over the 30 trading days prior to the start date of the program (€ 102.95). As a result, the share plan thus comprised a maximum of 3,104 shares. With the end of the vesting period in 2019, all 3,104 shares were transferred to the beneficiary.

In 2020, personnel expenses of the Group under this share plan amounted to € 0 (2019: € 96,374; 2018:€ 188,884).

8.5 Morphosys US Inc. – 2019 Long-Term Incentive Program

On April 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). This program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The plan has a term of four years and comprises four one-year performance periods. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc. during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. After the end of each one-year performance period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the average market price of one share of the Company in the XETRA closing auction on the Frankfurt Stock Exchange during the 30 trading days preceding the grant of the performance shares.

In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis.

In the event of termination by a beneficiary for good cause, all performance shares will be forfeited without entitlement to compensation.

After the end of the first one-year performance period, a target achievement of 100% was determined. Taking this target achievement into account, 3,349 performance shares of MorphoSys AG were transferred to the beneficiaries in the period from April 1, 2020 to October 20, 2020.

The fair value of the performance shares on December 31, 2020 was € 93.82 per share.

In 2020, personnel expenses of the Group from performance shares under the MorphoSys US Inc. 2019 LTI Plan amounted to € 38,888 based on the fair value on December 31, 2020. (2019: € 1,076,158).

The table below shows the development of the performance shares under the MorphoSys US Inc. 2019 LTI Plan in the financial year 2020.

	MorphoSys US Inc. – 2019 Long-Term Incentive Program
Outstanding on January 1, 2020	**12,467**
Granted	0
Exercised	(3,349)
Forfeited	0
Expired	0
Outstanding on December 31, 2020	**9,118**
Weighted-average Price (€)	n/a

8.6 Morphosys US Inc. – Restricted Stock Unit Plan (RSUP)

8.6.1 2019 Long-Term Incentive Program

On October 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries.

Financial Statements Notes

198

MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted.

If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation.

The fair values of the performance shares according to the grant dates or measurement dates for each of the three performance periods were € 127.90 per share on December 13, 2019, € 94.14 per share on November 30, 2020, and € 93.82 per share on December 31, 2020.

In 2020, personnel expenses of the Group from the MorphoSys US Inc. 2019 RSU Plan amounted to € 600,445 based on the fair values (2019: € 269,415).

8.6.2 2020 Long-Term Incentive Program

On April 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries.

MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted.

If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation.

As of April 1, 2020, 42,307 restricted shares were granted to US beneficiaries. For the calculation of the personnel expenses from share-based compensation, it was assumed for the LTI Plan 2020 that four beneficiaries would leave the Company during the three-year period.

The fair value of the restricted shares granted on April 1, 2020, in accordance with the grant dates or measurement dates for each of the three performance periods were € 94.14 per share on November 30, 2020, and € 93.82 per share on December 31, 2020.

On October 1, 2020, MorphoSys established an additional Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2020 program, with 7,678 restricted shares granted. For the calculation of the personnel expenses from share-based compensation, it was assumed for the 2020 LTI Plan that two beneficiaries would leave the Company during the three-year period.

The fair value of the restricted shares granted on October 1, 2020, in accordance with the grant dates or measurement dates for each of the three performance periods were € 94.14 per share as of November 30, 2020, and € 93.82 per share as of December 31, 2020.

In 2020, personnel expenses of the Group from the MorphoSys US Inc. 2020 RSU Plan amounted to € 1,916,267 based on the fair values.

Notes
Financial Statements
199

The table below shows the development of the performance shares under the MorphoSys US Inc. RSU Plans in the financial year 2020.

	MorphoSys US Inc. – October 2019 Restricted Stock Unit Plan	MorphoSys US Inc. – April 2020 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2020 Restricted Stock Unit Plan
Outstanding on January 1, 2020	**14,990**	**0**	**0**
Granted	0	42,307	7,678
Exercised	0	0	0
Forfeited	(2,273)	(2,537)	0
Expired	0	0	0
Outstanding on December 31, 2020	**12,717**	**39,770**	**7,678**
Weighted-average Price (€)	n/a	n/a	n/a

8.7 Morphosys Us Inc. – Long-Term Cash Incentive Plan (CLTI Plan)

On April 30, 2020, MorphoSys US Inc. established a long-term cash incentive plan (CLTI plan) for certain employees of MorphoSys US Inc. (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The CLTI plan is paid out in cash provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The amount of compensation vested per year is calculated based on the key performance criteria of the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 50% of the defined performance criteria are met in any one year, no award will be granted for that year. At the end of the total three-year performance period, the cash compensation earned is paid by MorphoSys US Inc.

If a beneficiary terminates his employment with MorphoSys US Inc. prior to the end of a one-year performance period, the beneficiary shall lose his entitlement to a cash settlement during the relevant one-year performance period and future performance periods. Entitlements from previously completed one-year performance periods are retained.

As of December 31, 2020, and based on 100% target achievement, cash settlement under the CLTI plan at the end of the three-year performance period is expected to be € 0.8 million.

In 2020, personnel expenses of the Group from the MorphoSys US Inc. 2020 CLTI plan amounted to € 325,513. The other provision for this program amounts to € 0.3 million as of December 31, 2020.

8.8 Related Parties

Related parties that can be influenced by the Group or can have a significant influence on the Group can be divided into subsidiaries, members of the Supervisory Board, members of management in key positions and other related entities.

The Group engages in business relationships with members of the Management Board and Supervisory Board as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares, stock options and performance shares held by the members of the Management Board and Supervisory Board, as well as the changes in their ownership during the 2020 financial year.

Financial Statements

Notes

200

Shares

	01/01/2020	Additions	Sales	12/31/2020
Management Board				
Jean-Paul Kress, M.D.	0	0	0	0
Malte Peters, M.D.	3,313	0	0	3,313
Roland Wandeler, Ph.D.[1]	–	0	0	0
Jens Holstein[2]	19,517	13,677	9,000	–
Markus Enzelberger, Ph.D.[3]	1,676	0	0	–
Total	**24,506**	**13,677**	**9,000**	**3,313**
Supervisory Board				
Dr. Marc Cluzel	750	0	0	750
Michael Brosnan	0	0	0	0
Sharon Curran	0	0	0	0
Dr. George Golumbeski	0	0	0	0
Wendy Johnson	500	0	0	500
Krisja Vermeylen	350	0	0	350
Dr. Frank Morich[4]	1,000	0	0	–
Total	**2,600**	**0**	**0**	**1,600**

Stock Options

	01/01/2020	Additions	Forfeitures	Exercises	12/31/2020
Management Board					
Jean-Paul Kress, M.D.	57,078	24,911	0	0	81,989
Malte Peters, M.D.	21,609	11,501	0	0	33,110
Roland Wandeler, Ph.D.[1]	–	0	0	0	0
Jens Holstein[2]	21,609	11,501	0	0	–
Markus Enzelberger, Ph.D.[3]	18,678	0	0	0	–
Total	**118,974**	**47,913**	**0**	**0**	**115,099**

Performance Shares

	01/01/2020	Additions	Adjustment due to performance criteria[5]	Forfeitures	Allocations[6]	12/31/2020
Management Board						
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Malte Peters, M.D.	7,197	0	1,850	0	0	9,047
Roland Wandeler, Ph.D.[1]	–	0	0	0	0	0
Jens Holstein[2]	12,693	0	10,031	0	13,677	–
Dr. Markus Enzelberger[3]	7,259	0	0	0	0	–
Total	**27,149**	**0**	**11,881**	**0**	**13,677**	**9,047**

[1] Roland Wandeler, Ph.D., joined the Management Board of MorphoSys AG effective May 5, 2020.
[2] Jens Holstein resigned as a member of the Management Board with effect from the end of November 13, 2020. Changes in the number of shares after his departure from the Management Board are not presented.
[3] Markus Enzelberger, Ph.D., resigned as a member of the Management Board with effect from the end of February 29, 2020. Changes in the number of shares after his departure from the Board of Management are not presented.
[4] Dr. Frank Morich resigned as a member of the Supervisory Board with effect from the end of April 11, 2020. Changes in the number of shares after his departure from the Board of Management are not presented.
[5] Adjustment due to established performance criteria. For performance criteria that have not yet been met, a target achievement of 100% is assumed.
[6] Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

Notes

Financial Statements

201

The Supervisory Board of MorphoSys AG does not hold any stock options or performance shares.

The remuneration system for the Management Board is intended to provide sustainable, results-oriented corporate governance. The Management Board's total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of long-term incentive plans (LTI Plan) from previous years, stock option and performance share plans from previous years, and a performance share unit program and a stock option plan from the current year. The members of the Management Board additionally receive fringe benefits in the form of benefits in kind, essentially consisting of a company car and insurance premiums. All total remuneration packages are reviewed annually by the Remuneration and Nomination Committee and compared to an annual Management Board remuneration analysis to check the scope and appropriateness of the remuneration packages. The amount of remuneration paid to members of the Management Board is based largely on the duties of the respective Management Board member, the financial situation and the performance and business outlook for the Company versus its competition. All resolutions on adjustments to the overall remuneration packages are passed by the plenum of the Supervisory Board. The Management Board's total remuneration package and the index-linked pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2020.

If a Management Board member's service contract terminates due to death, the member's spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter. In the event of a change of control, Management Board members are entitled to exercise their extraordinary right to terminate their service contracts and receive any outstanding fixed salary and the annual bonus for the remainder of the agreed contract period, but at least 200% of the annual gross fixed salary and the annual bonus. Moreover, in such a case, all stock options, performance share units and performance shares granted will become vested immediately and can be exercised after the expiration of the statutory vesting periods. A change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30% or more of MorphoSys's voting rights.

For the fiscal year 2020, the members of the Executive Board were granted a total compensation of € 11,532,252 (€ 11,308,876), consisting of performance-unrelated remuneration of € 5,529,112 (€ 3,607,006), performance-related remuneration of € 2,478,346 (2019: € 3,704,457) as well as long-term incentive compensation of € 3,524,794 (€ 3,997,413) in the form of share-based compensation. Performance-unrelated compensation includes post-employment benefits in the amount of € 2,443,409 (2019: € 1,191,085) granted during the respective board membership terms.

As of April 1, 2020, the Executive Board was granted 9,363 Performance Share Units at a fair value of € 74.57 and as of June 1, 2020, 8,361 Performance Share Units at a fair value of € 92.79. Additionally, as of April 1, 2020, the Executive Board was granted 36,412 stock options at a fair value of € 36.13.

For the individualized Executive Board compensation, we refer to the remuneration report within the Management Report.

In the years 2020 and 2019, there were no other long-term benefits in accordance with IAS 24.17 (c) accruing to the Management Board or Supervisory Board. No benefits upon termination of service in accordance with IAS 24.17 (d) were accrued for the Supervisory Board in the years 2020 and 2019.

The new Chief Operating Officer, Roland Wandeler, Ph.D., (since May 5, 2020), received a signing bonus of 500,000 US dollar related to the execution of his employment agreement, payable in two installments (2020: 400,000 US dollar (about € 366,000) and 2021: 100,000 US dollar (about € 91,500)), as well as reimbursement of relocation expenses. In addition, Roland Wandeler, Ph.D., will receive an ongoing expense allowance for tax advice.

Jens Holstein will receive a severance payment of € 2,300,000, which will be paid in 2021, as well as an expense allowance for tax advice. Markus Enzelberger, Ph.D., received a severance payment amounting to 50% of his fixed remuneration and his bonus payment for the previous financial year until the regular expiry of his service contract. Due to their long years of commitment to the Company, the Supervisory Board decided that for both, the long-term incentive plans would not forfeit on a pro-rate basis despite their termination of the employment before the end of the respective four-year vesting periods. Because of this modification of terms and conditions, the respective personnel expense from share-based compensation for the outstanding vesting periods was allocated to the remaining period of performance. For Jens Holstein, € 487,327 were recognized earlier than anticipated in 2020, whereas for Markus Enzelberger, Ph.D., € 122,683 were booked earlier in the years 2019 and 2020.

Payments to former members of the Management Board amounted to € 0.6 million in 2020 (2019: € 0.3 million).

The total compensation for key management personnel in 2020 and 2019 was as follows.

in 000' €	2020	2019
Total Short-Term Employee Benefits	7,261,119	5,706,334
Total Post-Employment Benefits	424,300	414,044
Total Termination Benefits	2,443,409	1,191,085
Total Share-Based Payment	4,125,979	3,997,413
Total Compensation	**14,254,807**	**11,308,876**

Financial Statements

Notes

202

In 2020, the total remuneration for the Supervisory Board, excluding reimbursed travel costs, amounted to € 634,752 (2019: € 633,597).

Supervisory Board Remuneration for The Years 2020 and 2019:

	Fixed Compensation		Attendance Fees[1]		Total Compensation	
In €	2020	2019	2020	2019	2020	2019
Dr. Marc Cluzel	104,210	104,210	56,400	44,400	160,610	148,610
Michael Brosnan	57,284	51,284	28,400	34,000	85,684	85,284
Sharon Curran	45,284	27,791	30,000	11,600	75,284	39,391
Dr. George Golumbeski	65,345	51,284	30,800	31,600	96,145	82,884
Wendy Johnson	49,579	47,618	39,200	35,600	88,779	83,218
Krisja Vermeylen	57,284	57,284	38,400	32,400	95,684	89,684
Dr. Frank Morich[2]	19,766	70,926	12,800	33,600	32,566	104,526
Total	**398,752**	**410,397**	**236,000**	**223,200**	**634,752**	**633,597**

[1] The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.
[2] Dr. Frank Morich resigned as a member of the Supervisory Board with effect from the end of April 11, 2020.

No other agreements currently exist with present or former members of the Supervisory Board.

The change in the organizational structure of MorphoSys AG in 2020 (see Note 8*) affects the following presentation of stock options, convertible bonds and performance shares held by related parties:
*cross-reference to page 189

As of December 31, 2020, the members of the Executive Committee (excluding the Management Board) held 31,067 stock options and 7,137 performance shares granted by the Company.

In 2020, a new stock option program and new performance share program were issued to the members of the Executive Committee (excluding the Management Board) (see Notes 8.1.4* and 8.3.6*).
*cross-reference to page 190 and page 196

On April 1, 2020, a total of 7,493 shares from the 2016 LTI Plan were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive the shares within an eight-month period. By December 31, 2020, this option had been exercised for a total of 7,493 shares.

On December 31, 2019, the Senior Management Group held 100,832 stock options, 11,233 convertible bonds and 63,786 performance shares granted by the Company. On December 31, 2019, the President of MorphoSys US Inc. held 5,065 performance shares granted to him by the Company.

Notes
Financial Statements
203

9 Additional Notes

9.1 Obligations Arising from Leases and other Contracts

The future minimum payments under non-cancelable leases of low-value assets and contracts for insurance and other services on December 31, 2020 were as follows:

in 000' €	Leases of Low-Value Assets and Short-Term Leases	Performance Share Unit Program	Other	Total
Up to One Year	44	0	7,406	7,450
Between One and Five Years	0	1,868	992	2,860
More than Five Years	0	0	0	0
Total	44	1,868	8,398	10,310

Additionally, the future payments shown in the table below may become due for outsourced studies after December 31, 2020. These amounts could be shifted or substantially lower due to changes in the study timeline or premature study termination.

in million €	Total 2020
Up to One Year	111.7
Between One and Five Years	81.6
More than Five Years	0.0
Total	193.3

9.2 Contingent Assets/Contingent Liabilities

Contingent liabilities are potential obligations from past events that exist only when the occurrence of one or more uncertain future events – beyond the Company's control – is confirmed. Current obligations can represent a contingent liability if it is not probable enough that an outflow of resources justifies the recognition of a provision. Moreover, it is not possible to make a sufficiently reliable estimate of the sum of obligations.

The Management Board is unaware of any proceedings that may result in a significant obligation for the Group or lead to a material adverse effect on the Group's net assets, financial position or results of operations.

If certain milestones are achieved in the Proprietary Development segment (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 249.0 million (approximately € 203.0 million) related to regulatory events or the achievement of sales targets. The next milestone payment amounting to US$ 12.5 million (approximately € 10.2 million) could presumably occur in the next 12 months.

Milestone payments to MorphoSys may be triggered by the achievement of specific milestones by one of our partners (submitting an investigational new drug, or IND, application for specific target molecules or the transfer of technology, among others) in the Partnered Discovery segment. As the timing and achievement of such milestones are uncertain, further details cannot be published.

Monjuvi's product sales trigger percentage-based royalty payments.

Obligations may arise from enforcing the Company's patent rights versus third parties. It is also conceivable that competitors may challenge the patents of the MorphoSys Group or that MorphoSys may come to the conclusion that its patents or patent families have been infringed upon by competitors. This could prompt MorphoSys to take legal action against competitors or lead competitors to file counterclaims against MorphoSys. Currently, there are no specific indications such obligations have arisen.

9.3 Corporate Governance

The Group has submitted the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code for the 2019 financial year under Section 161 of the German Stock Corporation Act (AktG). This declaration was published on the Group's website (https://www.morphosys.com/media-and-investors/corporate-governance) on November 29, 2020 and made permanently available to the public.

9.4 Research and Development Agreements

The Group has entered numerous research and development agreements as part of its proprietary research and development activities and its partnered research strategy. The following information describes the agreements that have a material effect on the Group and the developments under the research and development agreements in the 2020 financial year.

Financial Statements
Notes
204

9.4.1 Proprietary Development Segment

In the Proprietary Development segment, partnerships are entered into as part of the Group's strategy to develop proprietary drugs in its core areas of oncology and inflammatory diseases. Partnerships currently exist with (in alphabetical order) Galapagos, GlaxoSmithKline, I-Mab Biopharma, Immatics Biotechnologies, Incyte, MD Anderson Cancer Center, Novartis and Xencor.

In November 2008, MorphoSys and Galapagos announced a long-term drug discovery and co-development cooperation aimed at exploring novel mechanisms for the treatment of inflammatory diseases and developing antibody therapies against these diseases. The agreement covers all activities ranging from the probing of target molecules to the completion of clinical trials for novel therapeutic antibodies. After demonstrating clinical efficacy in humans, the programs may be out-licensed to partners for further development, approval and commercialization. Both MorphoSys and Galapagos contributed their core technologies and expertise to this alliance. Along with the use of its adenovirus-based platform to explore new target molecules for the development of antibodies, Galapagos provided access to already identified target molecules that are associated with bone and joint diseases. MorphoSys provided access to its antibody technologies used to generate fully human antibodies directed against these target molecules. Under the terms of the agreement, Galapagos and MorphoSys will share the research and development costs. In July 2014, the collaboration advanced into the preclinical development of MOR106, an antibody from MorphoSys's next-generation library Ylanthia directed against a novel Galapagos target molecule.

On July 19, 2018, MorphoSys announced an exclusive global agreement between MorphoSys and Galapagos with Novartis Pharma AG for the development and commercialization of MOR106. The companies agreed that they would work together to significantly expand the existing development plan for MOR106. Novartis received all of the exclusive rights to the product's commercialization resulting from the agreement. With the signing of the agreement, all future research, development, manufacturing and commercialization costs for MOR106 are borne by Novartis. The companies further agreed that Novartis would explore the potential of MOR106 in other indications beyond atopic dermatitis. In addition to receiving financing from Novartis for the current and future development of the MOR106 program, MorphoSys and Galapagos jointly received a payment of € 95 million. Of this amount, MorphoSys recognized its 50% share of that amount – € 47.5 million – as revenue in 2018. MorphoSys and Galapagos will continue to jointly receive significant milestone payments of up to approximately US$ 1 billion (approximately € 858.7 million; based on the current euro-dollar exchange rate at the time the agreement was signed) when specific development, regulatory, commercial and revenue milestones are met. MorphoSys and Galapagos also stand to jointly receive tiered royalties ranging from a low 10% to a low 20% of net sales. According to their 2008 agreement, MorphoSys and Galapagos will share equally in all payments (50/50). In October 2019, MorphoSys, Galapagos and Novartis announced a stop in the clinical development of MOR106 in atopic dermatitis. The decision was based on the results of a benefit-based interim analysis of the IGUANA phase 2 study. Novartis terminated the development and commercialization agreement in a timely manner, and the ongoing activities related to the terminated studies are being completed jointly by the three parties.

In June 2013, MorphoSys announced it had entered into a global agreement with GlaxoSmithKline (GSK) for the development and commercialization of otilimab. Otilimab is MorphoSys's proprietary HuCAL antibody against the GM-CSF target molecule. Under the agreement, GSK assumes responsibility for the compound's entire development and commercialization. MorphoSys has already received a payment of € 22.5 million under this agreement and, next to tiered double-digit royalties on net sales, is still eligible to receive additional payments from GSK of up to € 423 million, depending on the achievement of certain developmental stages, as well as regulatory, commercial and revenue-related milestones. GSK is clinically investigating otilimab in rheumatoid arthritis and, in July 2019, started a phase 3 development program in this indication. The treatment of the first patients in this program triggered a milestone payment of € 22.0 million to MorphoSys. GSK has also initiated a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID 19-associated disease.

In 2017, MorphoSys announced it had signed an exclusive regional licensing agreement with I-Mab Biopharma to develop and commercialize felzartamab (MOR202) in China, Taiwan, Hong Kong and Macau. Felzartamab (MOR202) is MorphoSys's proprietary antibody targeting CD38. Under the terms of the agreement, I-Mab Biopharma has the exclusive right for the later development and commercialization of felzartamab (MOR202) in the agreed regions. MorphoSys received a payment of US$ 20.0 million and is also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to roughly US$ 100 million (approximately€ 84.1 million). In addition, MorphoSys will be entitled to receive double-digit, staggered royalties on the net revenue of felzartamab (MOR202) in the agreed regions. I-Mab is investigating felzartamab (MOR202/TJ202) in a phase 3 clinical study in Mainland China to evaluate felzartamab (MOR202/TJ202) in combination with lenalidomide plus dexamethasone in r/r multiple myeloma. I-Mab is also evaluating felzartamab (MOR202/TJ202) as a potential third-line therapy in r/r multiple myeloma in a phase 2 trial that started in March 2019. Both studies are considered pivotal in the agreed regions. In 2019, MorphoSys initiated a phase 1/2 study (M-PLACE study) with felzartamab (MOR202) for the treatment of anti-PLA2R-positive membranous nephropathy, an autoimmune disease affecting the kidneys.

In 2018, MorphoSys announced the completion of an exclusive, strategic development collaboration and regional licensing agreement with I-Mab Biopharma for the MOR210 antibody. MOR210 is a preclinical antibody candidate developed by MorphoSys against C5aR1 with the potential for development in immuno-oncology. I-Mab has exclusive rights to develop and market MOR210 in China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains the rights for the rest of the world. Under the terms of the agreement, I-Mab will exercise the exclusive rights to develop and market MOR210 in its contracted territories. With the support of MorphoSys, I-Mab will undertake and fund all global development activities, including clinical trials in China and the United States, to clinical proof of concept in cancer medicine. MorphoSys received a payment of US$ 3.5 million and is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$ 101.5 million (approximately € 89.6 million). MorphoSys recognized the payment of US$ 3.5 million (€ 3.1 million) as revenue in 2018. In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales on the contracted territory of I-Mab. In return for conducting a successful clinical proof of concept trial, I-Mab is entitled to low-single-digit royalties on net sales of MOR210 outside the I-Mab territory, as well as staggered shares of proceeds from the further out-licensing of MOR210.

Notes

Financial Statements

205

In August 2015, MorphoSys announced a strategic alliance with the German company Immatics Biotechnologies GmbH in the field of immuno-oncology. The alliance was formed to develop novel antibody-based therapies against a variety of cancer antigens that are recognized by T cells. The alliance agreement gives MorphoSys access to several of Immatics's proprietary tumor-associated peptides (TUMAPs) and, in return, Immatics receives the right to develop MorphoSys's Ylanthia antibodies against several TUMAPs. The companies will pay each other milestone payments and royalties on marketed products based on the companies' development progress.

In January 2020, MorphoSys and Incyte announced that the companies had signed a collaboration and license agreement for the continued global development and commercialization of MorphoSys's proprietary anti-CD19 antibody tafasitamab. A detailed description of the agreement can be found in Note 4*.

*cross-reference to page 170

In May 2016, MorphoSys and the MD Anderson Cancer Center from the University of Texas announced a long-term strategic alliance. Within the scope of this alliance, MorphoSys is applying its Ylanthia technology platform and, together, the companies are working to identify, validate and develop novel anti-cancer antibodies through to clinical proof of concept by researching targets in a variety of oncology indications. MD Anderson, in cooperation with MorphoSys, will conduct early clinical studies of therapeutic antibody candidates, after which MorphoSys has the option to continue developing selected antibodies for its own proprietary pipeline.

In June 2010, MorphoSys and the US-based biopharmaceutical company Xencor signed an exclusive global licensing and cooperation agreement under which MorphoSys receives exclusive global licensing rights to tafasitamab, the antibody for the treatment of cancer and other indications. The companies jointly conducted a phase 1/2a trial in the US in patients with chronic lymphocytic leukemia. MorphoSys is solely responsible for the further clinical development after the successful completion of the phase 1 clinical trial and commercialization. Upon signing the license and cooperation agreement, Xencor received a payment of US$ 13.0 million (approximately € 10.5 million) from MorphoSys and milestone payments totaling US$ 53.0 million (approximately € 43.4 million), which was then capitalized under in-process R&D programs. Xencor is entitled to development, regulatory and commercially related milestone payments. Furthermore, Xencor is also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations continue on a product-by-product and country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering a licensed product in such country, or 11 years after the first sale of a licensed product following marketing authorization in such country.

In November 2020, MorphoSys, Incyte and Xencor announced a clinical collaboration agreement to study the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large b cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL). MorphoSys and Incyte will provide tafasitamab for the studies. The studies are sponsored and funded by Xencor and are planned to be conducted in North America, Europe and the Asia-Pacific region.

9.4.2 Partnered Discovery Segment

Through its commercial partnerships in the Partnered Discovery segment, MorphoSys receives various types of payments that are spread over the duration of the agreements or recognized in full as revenue as predefined targets and milestones are reached. These payments include payments upon signature, annual license fees in exchange for access to MorphoSys's technologies and payments for funded research to be performed by MorphoSys on behalf of the partner. MorphoSys is also entitled to development-related milestone payments and royalties on product sales for specific antibody programs.

Prior to the 2020 financial year, active collaborations with a number of partners had already ended. However, drug development programs initiated in the active phase are designed so that they can be continued by the partner and, therefore, still result in performance-based payments for the achievement of the defined milestones.

Partnerships in the Partnered Discovery segment that ended before the beginning of 2020 but where drug development programs were still being pursued include (in alphabetical order): Bayer AG, Boehringer Ingelheim, Fibron Ltd. (transfer of the contract from ProChon Biotech Ltd.), Janssen Research and Development LLC, Novartis, OncoMed Pharmaceuticals (fully acquired in April 2019 by Mereo BioPharma Group), Pfizer, Roche and Sosei Heptares.

Partnerships that were still active in 2020 include (in alphabetical order): GeneFrontier Corporation/Kaneka and LEO Pharma.

In MorphoSys's strategic alliance with LEO Pharma, which has been in place since 2016, the two companies are working together to discover and develop antibody-based therapies for dermatology.

The Group's alliance with Novartis AG for the research and development of biopharmaceuticals came to an end in November 2017. The collaboration began in 2004 and led to the creation of several ongoing therapeutic antibody programs against a number of diseases. MorphoSys receives performance-based milestones contingent upon the successful clinical development and regulatory approval of several products. In addition to these payments, MorphoSys is also entitled to royalties on any future product sales.

Financial Statements

Notes

206

9.5 Subsequent Events

On January 5, 2021, MorphoSys and Incyte announced that the Swiss Agency for Therapeutic Products (Swissmedic) has accepted the marketing authorization application (MAA) for tafasitamab. The MAA seeks approval for tafasitamab, in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not candidates for autologous stem cell transplantation (ASCT). The MAA will now enter the formal review process by Swissmedic.

On January 06, 2021, MorphoSys announced the appointment of Mr. Sung Lee as Chief Financial Officer (CFO) of the Company, effective February 2, 2021. Mr. Sung Lee succeeds Mr. Jens Holstein, who resigned from the Management Board effective November 13, 2020 and left MorphoSys effective December 31, 2020. As a member of the Management Board of MorphoSys AG, Mr. Sung Lee will lead all corporate finance functions of the Company and his place of employment will be Planegg, Germany.

On January 12, 2021, MorphoSys and Incyte announced that Health Canada has accepted the New Drug Submission (NDS) for tafasitamab. The application seeks approval of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not eligible for, or refuse, autologous stem cell transplant (ASCT).

On January 25, 2021, MorphoSys and I-Mab announced that the first patient has been dosed in a phase 1 dose escalation study to evaluate the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of MOR210/ TJ210 monotherapy in patients with relapsed or refractory advanced solid tumors in the United States.

On March 2, 2021, MorphoSys announced that its licensing partner GSK reported preliminary results of the OSCAR (Otilimab in Severe COVID-19 Related Disease) study using otilimab for the treatment of severe pulmonary COVID-19 related disease. Given these data suggest an important clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK has amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments of a total of €16 million to MorphoSys.

Planegg, March 11, 2021

Jean-Paul Kress, M.D
Chief Executive Officer

Sung Lee
Chief Financial Officer

Malte Peters, M.D
Chief Research and Development Officer

Roland Wandeler, Ph.D.
Chief Operating Officer

Responsibility Statement Additional Information 207 Responsibility Statement To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the Group’s net assets, financial position and results of operations, and the group management report provides a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the Group’s expected development. Planegg, March 11, 2021 Jean-Paul Kress, M.D Sung Lee Chief Executive Oï¬ƒcer Chief Financial Oï¬ƒcer Malte Peters, M.D Roland Wandeler, Ph.D. Chief Research and Chief Operating Oï¬ƒcer Development Oï¬ƒcer

Additional Information Independent Auditor's Report
208

Independent Auditor's Report

The following copy of the auditor's report also includes a "Report on the audit of the electronic renderings of the financial statements and the management report prepared for disclosure purposes in accordance with § 317 Abs. 3b HGB" ("separate report on ESEF conformity"). The subject matter (ESEF documents) to which the separate report on ESEF conformity relates is not attached. The audited ESEF documents can be inspected in or retrieved from the Federal Gazette.

Independent Auditor's Report

To MorphoSys AG, Planegg

Report on the Audit of the Consolidated Financial Statements and of the Group Management Report

Audit Opinions

We have audited the consolidated financial statements of MorphoSys AG, Planegg, and its subsidiaries (the Group), which comprise the consolidated balance sheet as at December 31, 2020, and the consolidated statement of comprehensive income, consolidated statement of profit or loss, consolidated statement of changes in stockholders' equity and consolidated cash flow statement for the financial year from January 1 to December 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies. In addition, we have audited the group management report of MorphoSys AG for the financial year from January 1 to December 31, 2020. In accordance with the German legal requirements, we have not audited the content of those parts of the group management report listed in the "Other Information" section of our auditor's report.

In our opinion, on the basis of the knowledge obtained in the audit,

- the accompanying consolidated financial statements comply, in all material respects, with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § [Article] 315e Abs. [paragraph] 1 HGB [Handelsgesetzbuch: German Commercial Code] and, in compliance with these requirements, give a true and fair view of the assets, liabilities, and financial position of the Group as at December 31, 2020, and of its financial performance for the financial year from January 1 to December 31, 2020, and
- the accompanying group management report as a whole provides an appropriate view of the Group's position. In all material respects, this group management report is consistent with the consolidated financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our audit opinion on the group management report does not cover the content of those parts of the group management report listed in the "Other Information" section of our auditor's report.

Pursuant to § 322 Abs. 3 Satz [sentence] 1 HGB, we declare that our audit has not led to any reservations relating to the legal compliance of the consolidated financial statements and of the group management report.

Basis for the Audit Opinions

We conducted our audit of the consolidated financial statements and of the group management report in accordance with § 317 HGB and the EU Audit Regulation (No. 537/2014, referred to subsequently as "EU Audit Regulation") in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and of the Group Management Report" section of our auditor's report. We are independent of the group entities in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare

Independent Auditor's Report Additional Information

209

that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the consolidated financial statements and on the group management report.

Key Audit Matters in the Audit of the Consolidated Financial Statements

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year from January 1 to December 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters.

In our view, the matters of most significance in our audit were as follows:

❶ Initial accounting treatment and valuation of the components of the Incyte collaboration and license agreement
❷ Subsequent measurement of the financial asset and the financial liability from the Incyte collaboration and license agreement
❸ Assessment of recoverability of deferred tax assets

Our presentation of these key audit matters has been structured in each case as follows:

① Matter and issue
② Audit approach and findings
③ Reference to further information

Hereinafter we present the key audit matters:

❶ **Initial accounting treatment and valuation of the components of the Incyte collaboration and license agreement**

① Under the collaboration and license agreement with Incyte Corporation (hereinafter "Incyte"), the Company received a total of € 822.6 million. At the time of its initial recognition, a current financial asset in the amount of € 45.1 million and a non-current financial liability in the amount of € 542.6 million were recognized and recorded in the balance sheet items "Financial Assets from Collaborations" and "Financial Liabilities from Collaborations". The financial asset represents MorphoSys's current 50% reimbursement claim against Incyte from the expected future losses associated with the US commercialization activities measured at fair value. The non-current financial liability, measured at fair value, represents Incyte's prepaid entitlement to future profit sharing on sales of Monjuvi® (tafasitamab-cxix)in the US. The basis for the initial valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead. The executive director's significant estimations include the discount rate and other assumptions including forecasted number of patients as well as expectations on selling price and costs associated with the sale of Monjuvi® (tafasitamab-cxix).In addition, as part of Incyte's participation in the equity of MorphoSys through a capital increase, the equivalent of € 0.9 million was recognized in common stock and € 79.7 million in additional paid-in capital in the amount of the fair value of the investment. The remainder of € 236.1 million was recognized as revenues according to IFRS 15, as this is the amount recognized as consideration for the marketing license for tafasitamab outside the US. As a result of the difference in the timing of revenue recognition and the receipt of the payment from Incyte, foreign currency gains of € 8.4 million were recognized.

The initial accounting treatment and valuation of the components of the Incyte collaboration and license agreement depend to a large extent on the assessments and estimates made by the executive directors with respect especially to the future risk adjusted cash outflows and inflows in connection with the sales of Monjuvi® (tafasitamab-cxix) and the discount rate applied and other assumptions and are therefore subject to significant judgement by the executive directors and considerable uncertainty. Against this background, and due to the complex nature of the accounting requirements and of the valuation, this matter was of particular significance in the context of our audit.

② As part of our audit, we tested the effectiveness of controls relating to the determination of the rights and obligations and the initial assessment of the accounting treatment of the Incyte collaboration and license agreement under the applicable IFRS standards. Our procedures also included, among others, agreeing that the capital increase has been accounted for at the fair value as of the subscription date and testing the executive directors' process for determining the fair values of the financial asset and the financial liability from collaboration. As part of these procedures we tested the completeness, accuracy and relevance of underlying data used in the executive directors' model for determining the risk adjusted forecasted cash outflows and inflows, evaluated the reasonableness of the executive directors' significant assumptions including the forecasted number of patients as well as expectations on selling price and costs associated with the sales of Monjuvi® (tafasitamab-cxix). Furthermore,

Additional Information

Independent Auditor's Report

210

our procedures included recalculating the transaction price relating to the marketing license for tafasitamab outside of the United States. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions used in the initial valuation of the components, including the assessment of the risk adjusted forecasted cash flows and the discount rate.

Overall, the valuation parameters and assumptions used by the executive directors are in line with our expectations and also lie within a range that we consider reasonable.

③ The Company's disclosures on the initial accounting treatment and valuation of the Incyte collaboration and license agreement are contained in sections 2.3.3 and 4 of the Notes to the consolidated financial statements.

❷ Subsequent measurement of the financial asset and the financial liability from the Incyte collaboration and license agreement

① As of December 31, 2020, the Company has recorded a financial asset of € 42.9 million and a financial liability of € 516.5 million related to the Incyte collaboration and license agreement. The financial asset is measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method. Cash flows from the profits and losses shared equally between MorphoSys and Incyte are generally recognized directly against the financial asset or financial liability. Differences between the planned and actual cash flows from the financial asset or financial liability are recorded in the finance result. Effects resulting from changes in planning estimates regarding the expected net cash flows from financial assets and financial liabilities are also recognized in the finance result. The initial interest rate continues to be applied for the subsequent measurement of the financial liability, whereas the current yield curve is used for the financial assets. Foreign currency translation effects from the financial asset or financial liability are also recognized in the finance result. The basis for the valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the US for the years ahead. The executive director's significant estimations include forecasted number of patients as well as expectations on selling price and costs associated with the sale of Monjuvi® (tafasitamab-cxix).

The outcome of the subsequent measurement of the financial asset and liability is dependent to a large extent on the assumptions made by the executive directors with respect to the future risk adjusted cash outflows and inflows in connection with the sale of Monjuvi® (tafasitamab-cxix, the discount rate and other assumptions. Therefore, the subsequent measurement is subject to significant judgement by the executive directors' and considerable uncertainty. Against this background and due to the complexity of the measurement, this matter was of particular significance in the context of our audit.

② As part of our audit, we tested the effectiveness of controls relating to the subsequent measurement of the financial asset and the financial liability from the Incyte collaboration and license agreement. Our procedures also included, among others, testing the executive director's process for determining the fair value of the financial asset and the subsequent measurement of the financial liability, including evaluating the reasonableness of the executive director's significant assumptions of the risk adjusted cashflows, forecasted number of patients, expectations on selling price and costs associated with the sale of Monjuvi® (tafasitamab-cxix)and testing the completeness, accuracy, and relevance of underlying data used in the model. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions including the assessment of the risk adjusted forecasted cash flows.

Overall, the valuation parameters and assumptions used by the executive directors are in line with our expectations and also lie within a range that we consider reasonable.

③ The Company's disclosures on the subsequent valuation of the financial asset and financial liability from the Incyte collaboration and license agreement are contained in sections 2.3.3 and 4 of the Notes to the consolidated financial statements.

❸ Assessment of recoverability of deferred tax assets

① The Company reports a deferred tax asset amounting to € 132.8 million as of December 31, 2020. Deferred tax assets on temporary differences are recognized and measured on the basis of projected future taxable income. They are only recognized if sufficient taxable income is available in the future to utilize the deferred tax assets. Assessments as to the recoverability of deferred tax assets require the use of

Independent Auditor's Report
Additional Information
211

judgment regarding assumptions related to estimated future taxable profits. This includes the amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. The Company records a deferred tax asset only when it is probable that a corresponding amount of taxable profit will be available against which the deductible temporary differences relating to the same taxation authority and the same taxable entity can be utilized. The analysis and forecasting required in this process are performed for individual jurisdictions by qualified local tax and financial professionals. Forecast operating results are based upon approved business plans.

The executive directors' assessment of the recoverability of deferred taxes was of particular significance in the context of our audit, as it depends to a large extent on the executive directors' estimates and assumptions in determining whether sufficient future taxable income will be generated to support the realization of the existing deferred tax assets and is therefore subject to significant judgement by the executive directors and considerable uncertainties.

② As part of our audit, we tested the effectiveness of controls relating to the executive director's assessment of the recoverability of deferred tax assets, including controls over the executive director's projections of pre-tax income. Our procedures also included, among others, evaluating the assumptions used by the executive directors to develop projections of future taxable income, including the pre-tax income, by income tax jurisdiction and testing the completeness and accuracy of the underlying data used in the projections. In addition, we compared the projections of future pre-tax income with other forecasted financial information prepared by the Company.

Overall, the valuation parameters and assumptions used by the executive directors are in line with our expectations and also lie within a range that we consider reasonable.

③ The Company's disclosures on the deferred tax assets are contained in sections 2.5.1, 2.7.6 and2.9.8 and 5.4 of the Notes to the consolidated financial statements.

Other Information

The executive directors are responsible for the other information. The other information comprises the following non-audited parts of the group management report, which we obtained prior to the date of our auditor's report:

- the statement on corporate governance pursuant to § 289f HGB and § 315d HGB included in section "Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance" of the group management report
- the subsection "Corporate Governance Report" in the section "Statement on Corporate Governance, Group Statement on Corporate Governance and Report on Corporate Governance" of the group management report
- the separate non-financial group report pursuant to § 315b Abs. 3 HGB

The annual report is expected to be made available to us after the date of the auditor's report.

Our audit opinions on the consolidated financial statements and on the group management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information

- is materially inconsistent with the consolidated financial statements, with the group management report or our knowledge obtained in the audit, or
- otherwise appears to be materially misstated.

Responsibilities of the Executive Directors and the Supervisory Board for the Consolidated Financial Statements and the Group Management Report

The executive directors are responsible for the preparation of the consolidated financial statements that comply, in all material respects, with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e Abs. 1 HGB and that the consolidated financial statements, in compliance with these requirements, give a true and fair view of the assets, liabilities, financial position, and financial performance of the Group. In addition, the executive directors are responsible for such internal control as they have determined necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Additional Information

Independent Auditor's Report

212

In preparing the consolidated financial statements, the executive directors are responsible for assessing the Group's ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting unless there is an intention to liquidate the Group or to cease operations, or there is no realistic alternative but to do so.

Furthermore, the executive directors are responsible for the preparation of the group management report that, as a whole, provides an appropriate view of the Group's position and is, in all material respects, consistent with the consolidated financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a group management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the group management report.

The supervisory board is responsible for overseeing the Group's financial reporting process for the preparation of the consolidated financial statements and of the group management report.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and of the Group Management Report

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the group management report as a whole provides an appropriate view of the Group's position and, in all material respects, is consistent with the consolidated financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor's report that includes our audit opinions on the consolidated financial statements and on the group management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with § 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and this group management report.

We exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements and of the group management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit of the consolidated financial statements and of arrangements and measures (systems) relevant to the audit of the group management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems.
- Evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.
- Conclude on the appropriateness of the executive directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor's report to the related disclosures in the consolidated financial statements and in the group management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to be able to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements present the underlying transactions and events in a manner that the consolidated financial statements give a true and

Independent Auditor's Report
Additional Information
213

fair view of the assets, liabilities, financial position and financial performance of the Group in compliance with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e Abs. 1 HGB.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express audit opinions on the consolidated financial statements and on the group management report. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinions.
- Evaluate the consistency of the group management report with the consolidated financial statements, its conformity with German law, and the view of the Group's position it provides.
- Perform audit procedures on the prospective information presented by the executive directors in the group management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Other Legal and Regulatory Requirements

Assurance Report in Accordance with § 317 Abs. 3b HGB on the Electronic Reproduction of the Consolidated Financial Statements and the Group Management Report Prepared for Publication Purposes

Reasonable Assurance Conclusion

We have performed an assurance engagement in accordance with § 317 Abs. 3b HGB to obtain reasonable assurance about whether the reproduction of the consolidated financial statements and the group management report (hereinafter the "ESEF documents") contained in the attached electronic file MorphoSys_AG_KA+KLB_ESEF-2020-12-31_en.zip and prepared for publication purposes complies in all material respects with the requirements of § 328 Abs. 1 HGB for the electronic reporting format ("ESEF format"). In accordance with German legal requirements, this assurance engagement only extends to the conversion of the information contained in the consolidated financial statements and the group management report into the ESEF format and therefore relates neither to the information contained within this reproduction nor to any other information contained in the above-mentioned electronic file.

In our opinion, the reproduction of the consolidated financial statements and the group management report contained in the above-mentioned attached electronic file and prepared for publication purposes complies in all material respects with the requirements of § 328 Abs. 1 HGB for the electronic reporting format. We do not express any opinion on the information contained in this reproduction nor on any other information contained in the above-mentioned electronic file beyond this reasonable assurance conclusion and our audit opinion on the accompanying consolidated financial statements and the accompanying group management report for the financial year from January 1, to December 31, 2020 contained in the "Report on the Audit of the Consolidated Financial Statements and on the Group Management Report" above.

Basis for the Reasonable Assurance Conclusion

We conducted our assurance engagement on the reproduction of the consolidated financial statements and the group management report contained in the above-mentioned attached electronic file in accordance with § 317 Abs. 3b HGB and the Exposure Draft of IDW Assurance Standard: Assurance in Accordance with § 317 Abs. 3b HGB on the Electronic Reproduction

Additional Information Independent Auditor's Report
214

of Financial Statements and Management Reports Prepared for Publication Purposes (ED IDW AsS 410) and the International Standard on Assurance Engagements 3000 (Revised). Accordingly, our responsibilities are further described below in the "Group Auditor's Responsibilities for the Assurance Engagement on the ESEF Documents" section. Our audit firm has applied the IDW Standard on Quality Management: Requirements for Quality Management in the Audit Firm (IDW QS 1).

Responsibilities of the Executive Directors and the Supervisory Board for the ESEF Documents

The executive directors of the Company are responsible for the preparation of the ESEF documents including the electronic reproduction of the consolidated financial statements and the group management report in accordance with § 328 Abs. 1 Satz 4 Nr. 1 HGB and for the tagging of the consolidated financial statements in accordance with § 328 Abs. 1 Satz 4 Nr. 2 HGB.

In addition, the executive directors of the Company are responsible for such internal control as they have considered necessary to enable the preparation of ESEF documents that are free from material non-compliance with the requirements of § 328 Abs. 1 HGB for the electronic reporting format, whether due to fraud or error.

The executive directors of the Company are also responsible for the submission of the ESEF documents together with the auditor's report and the attached audited consolidated financial statements and audited group management report as well as other documents to be published to the operator of the German Federal Gazette [Bundesanzeiger].

The supervisory board is responsible for overseeing the preparation of the ESEF documents as part of the financial reporting process.

Group Auditor's Responsibilities for the Assurance Engagement on the ESEF Documents

Our objective is to obtain reasonable assurance about whether the ESEF documents are free from material non-compliance with the requirements of § 328 Abs. 1 HGB, whether due to fraud or error. We exercise professional judgment and maintain professional skepticism throughout the assurance engagement. We also:

- Identify and assess the risks of material non-compliance with the requirements of § 328 Abs. 1 HGB, whether due to fraud or error, design and perform assurance procedures responsive to those risks, and obtain assurance evidence that is sufficient and appropriate to provide a basis for our assurance conclusion.
- Obtain an understanding of internal control relevant to the assurance engagement on the ESEF documents in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an assurance conclusion on the effectiveness of these controls.
- Evaluate the technical validity of the ESEF documents, i.e., whether the electronic file containing the ESEF documents meets the requirements of the Delegated Regulation (EU) 2019/815 in the version applicable as at the balance sheet date on the technical specification for this electronic file.
- Evaluate whether the ESEF documents enables a XHTML reproduction with content equivalent to the audited consolidated financial statements and to the audited group management report.
- Evaluate whether the tagging of the ESEF documents with Inline XBRL technology (iXBRL) enables an appropriate and complete machine-readable XBRL copy of the XHTML reproduction.

Note on Supplementary Audit

We issue this auditor's report on the consolidated financial statements and the group management report as well as on the reproduction of the consolidated financial statements and the group management report submitted for audit for the first time, contained in the attached file MorphoSys_AG_KA+KLB_ESEF-2020-12-31.zip and prepared for publication purposes on the basis of our audit, duly completed as at March 11, 2021, and our supplementary audit completed as at March 15, 2021, which related to the initial submission of the ESEF documents.

Further Information pursuant to Article 10 of the EU Audit Regulation

We were elected as group auditor by the annual general meeting on May 27, 2020. We were engaged by the supervisory board on July 14, 2020. We have been the group auditor of the MorphoSys AG, Planegg, without interruption since the financial year 2011.

We declare that the audit opinions expressed in this auditor's report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

Independent Auditor’s Report Additional Information 215 German Public Auditor Responsible for the Engagement The German Public Auditor responsible for the engagement is Holger Lutz. Munich, March 11, 2021 / limited to the initial submission of the ESEF documents stated in the “Note on Supplementary Audit” section above: March 15, 2021 PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft Stefano Mulas Holger Lutz Wirtschaftsprüfer Wirtschaftsprüfer (German Public Auditor) (German Public Auditor)

Additional Information
Glossary
216

Glossary

A

ADS – *American Depositary Share; share of a non-U.S. company that is held by a U.S. depositary bank and is traded at a stock exchange in the U.S.*

aMN – *Autoimmune membranous nephropathy*

Amyloid beta – *Protein produced by the body that can be deposited in the brain and is associated with the development of Alzheimer's disease*

Antibody library – *A collection of genes that encode corresponding human antibodies*

Antigen – *Foreign substance stimulating antibody production; binding partner of antibody*

anti-PLA2R-positive membranous nephropathy – *autoimmune kidney disease*

ASCT – *Autologous stem cell transplantation; Treatment with stem cells from a patients own body for the treatment of lymphomas*

B

B cells – *White blood cells, part of the immune system, capable of generation antibodies*

BLA – *Biologics License Application; request to the FDA for permission to introduce, or deliver for introduction, a biologic product into interstate commerce*

B-MIND – *Study to evaluate Bendamustine-MOR208 IN DLBCL*

Bruton tyrosine kinase inhibitor – *a key kinase of the B cell receptor signaling pathway that plays a significant role in the proliferation, differentiation and survival of B cells*

C

C5a – *Part of the immune system; involved in growth of certain cancers*

C5aR – *Receptor for C5a*

CD3 – *Potential target for T-cell engagement*

CD19 – *Potential therapeutic target for immunotherapy*

CD20 – *Potential therapeutic target for immunotherapy*

CD38 – *Potential therapeutic target for immunotherapy*

Clinical trial – *Clinical trials allow safety and efficacy data to be collected for new drugs or devices; depending on the type of product and the stage of its development, investigators enroll healthy volunteers and/or patients into small pilot studies initially, followed by larger-scale studies in patients*

CLL – *Chronic lymphocytic leukemia; most common type of cancer of the blood and bone marrow, affecting the B cells*

COSMOS – *CLL patients assessed for ORR/Safety in MOR208 Study*

CR – *Complete response*

Crohn's Disease – *Chronic inflammatory bowel disease*

D

DLBCL – *Diffuse large B cell lymphoma, a subform of* » NHL

DoR – *duration of response*

E

EMA – *European Medicines Agency*

F

FDA – *Food and Drug Administration; US federal agency for the supervision of food and drugs*

Felzartamab – *MOR202; recombinant human monoclonal HuCAL-IgG1-antibody directed against the target molecule CD38*

firstMIND – *Clinical phase 1b study with tafasitamab in first-line patients with DLBCL*

FL – *Follicular lymphoma*

frontMIND – *Pivotal phase 3 study with tafasitamab in first-line patients with DLBCL (trial initiation expected in H1 2021)*

G

GCP – *Good clinical practice; an international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve the participation of human subjects*

GDP – *Good distribution practice; guidelines on quality standards for distribution practice of pharmaceutical products*

GLP – *Good laboratory practice; a formal framework for the implementation of safety tests on chemical products*

GM-CSF – *Granulocyte-macrophage colony-stimulating factor; underlying target molecule of MOR103 program*

GMP – *Good manufacturing practice; term for the control and management of manufacturing and quality control testing of pharmaceutical products and medical devices*

GVP – *Good pharmacovigilance practice; quality standard for monitoring the safety of medicinal products*

GxP – *General abbreviation for the "good practice" quality guidelines and regulations*

H

HDC – *Highdose chemotherapy*

Hemibody-Technology – *Multispecific antibody technology for the recruitment of effector cells (T cell engager)*

HuCAL – *Human Combinatorial Antibody Library; proprietary antibody library enabling rapid generation of specific human antibodies for all applications*

I

IFRS – *International Financial Reporting Standards; accounting standards issued by the IASB and adopted by the EU*

IND – *Investigational New Drug; application for permission to test a new drug candidate on humans, i.e. in clinical studies*

inMIND – *Pivotal phase 3 study with tafasitamab in patients with indolent lymphomas (trial initiation expected in H1 2021)*

Glossary
Additional Information
217

L

L-MIND – *Study to evaluate Lenalidomide-MOR208 IN DLBCL*

M

MAA – *Marketing Authorization Application; application seeking permission to bring a medicinal product to the market in Europe*

Market capitalization – *Value of a company's outstanding shares, as measured by shares times current price*

MM – *Multiple Myeloma; Type of cancer that develops in a subset of white blood cells called plasma cells formed in the bone marrow*

Monjuvi® (tafasitamab-cxix) – *First proprietary drug on the market; approved in the U.S. in July 2020 in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT)*

M-PLACE – *Phase 1/2 study with felzartamab in anti-PLA2R-positive membranous nephropathy*

MZL – *Marginal zone lymphoma*

N

NHL – *Non-Hodgkin lymphoma; diverse group of blood cancers that include any kind of lymphoma except Hodgkin lymphoma*

New-PLACE – *Phase 2 study with felzartamab in anti-PLA2R-positive membranous nephropathy*

O

OkapY – *New bispecific antibody technology*

ORR – *Overall response rate*

OS – *Overall survival*

Otilimab – *formerly MOR103/GSK3196165*

P

PDUFA – *Prescription Drug User Fee Act; law allowing the FDA to collect fees from drug manufacturers to fund the new drug approval process with the FDA being required to meet certain performance benchmarks, primarily related to the speed of the new drug review process.*

PFS – *Progression-free survival*

PsA – *Psoriatic arthritis Chronic joint inflammation that occures in connection with psoriasis*

Psoriasis – *A chronic, non-contagious autoimmune disease which affects the skin and joints*

Q

QPCTL – *glutaminyl peptide cyclotransferase-like enzymes*

R

R-CHOP – *Rituximab, Cyclophosphamid, Doxorubicin, Vincristin and Prednison; Combination treatment with rituximab and combination chemotherapy as standard first-line treatment of* ›› DLBCL

RE-MIND – *Retrospective observational study to compare the efficacy in the L-MIND study to the efficacy results of lenalidomide monotherapy based on real-world data of patients*

Rheumatoid arthritis – *Inflammatory disease of the joints; abbreviation: RA*

Royalties – *Percentage share of ownership of the revenue generated by drug products*

r/r – *relapsed/refractory*

S

SLL – *Small lymphocytic lymphoma*

Slonomics – *DNA engineering and protein library generation platform acquired by MorphoSys in 2010*

SOX – *Sarbanes-Oxley Act of 2002*

T

Tafasitamab – *MOR208, formerly XmAb5574*

Target – *Target molecule for therapeutic intervention, e.g. on the surface of diseased cells*

T cells – *An abbreviation for T-lymphocytes; a subtype of white blood cells that together with B-lymphocytes are responsible for the body's immune defense*

U

Ulcerative Colitis – *Chronic inflammatory bowel disease; Crohn's disease*

Y

Ylanthia – *The novel next-generation antibody platform of MorphoSys*

Additional Information
List of Figures and Tables
218

List of Figures and Tables

Figures

01 *Performance of the MorphoSys Share in 2020* 47
02 *Performance of the MorphoSys Share 2016 – 2020* 47
03 *Revenues of the MorphoSys Group by Segment* 65
04 *Total Headcount of the MorphoSys Group* 67
05 *Employees by Gender* 69
06 *Revenues by Region* 72
07 *Revenues Proprietary Development and Partnered Discovery* 72
08 *Selected R&D Expenses* 74
09 *Risk and Opportunity Management System at MorphoSys* 94
10 *Compliance Management Program (CMP)* 129

Tables

01 *Key Data for the MorphoSys Share* 46
02 *Analyst Recommendations* 48
03 *Development of Key Financial Performance Indicators* 55
04 *Multi-Year Overview – Statement of Profit or Loss* 77
05 *Multi-Year Overview – Financial Situation* 81
06 *Multi-Year Overview – Balance Sheet Structure* 82
07 *Contractual Obligations* 83
08 *Comparison of Actual Business Results Versus Forecasts* 84
09 *Summary of MorphoSys's Key Short- and Medium-Term Risks* 100
10 *Summary of MorphoSys's Key Long-Term Risks* 101
11 *Summary of MorphoSys's Key Opportunities* 101
12 *Composition of the Supervisory Board until Termination of the 2020 Annual General Meeting* 106
13 *Composition of the Supervisory Board since Termination of the 2020 Annual General Meeting* 106
14 *Participation of Supervisory Board Members* 108
15 *Compensation of the Management Board in 2020 and 2019* 116
16 *Components of Executive Board compensation in 2020 and 2019* 122
17 *Compensation of the Supervisory Board in 2020 and 2019* 124
18 *Directors' Holdings* 125
19 *Managers Transactions in 2020* 126

Imprint

MorphoSys AG
Semmelweisstrasse 7
82152 Planegg
Germany
Phone: +49-89-89927-0
Fax: +49-89-89927-222
Email: info@morphosys.com
Website: www.morphosys.com

Investor Relations
Phone: +49-89-89927-404
Fax: +49-89-89927-5404
Email: investors@morphosys.com

Concept and Design
3st kommunikation GmbH, Mainz

Photography/Picture Credits
Andreas Pohlmann, Munich
Webb Chappell, Boston
Getty Images

Translation
Klusmann Communications, Niedernhausen
Leinhäuser Language Services GmbH, Unterhaching

Editorial Office
Götz Translations and Proofreading GmbH, Hamburg

Typesetting and Lithography
Knecht GmbH, Ockenheim

Printer
Woeste Druck + Verlag GmbH & Co. KG, Essen-Kettwig

Copy Deadline
March 11, 2021
(except financial statements)

This Annual Report is also available in German and can be downloaded from the Company's website.
For better readability, this report uses the masculine form only but refers equally to all genders.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, CyCAT®, OkapY™, MONJUVI® and ENFORCER® are trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor Inc. National Comprehensive Cancer Network®, NCCN® and NCCN Guidelines® are registered trademarks of the National Comprehensive Cancer Network, Inc.

FSC www.fsc.org
MIX
Paper from responsible sources
FSC® C006990

Financial Calendar 2021 March 15 Publication of 2020 Year-End Results May 5 Publication of 2021 First Quarter Interim Statement May 19 2021 Annual General Meeting July 28 Publication of 2021 Half-Year Report November 10 Publication of 2021 Third Quarter Interim Statement MorphoSys AG Semmelweisstrasse 7 82152  Planegg Germany Phone: +49-89-89927-0 Fax: +49-89-89927-222 www.morphosys.com